Form 10-K, Exhibit 13
period 1995-12-31
DROVERS BANCSHARES CORP
filed 1996-03-28
CIK 703109

EXHIBIT 13.  ANNUAL REPORT TO SHAREHOLDERS - ELECTRONIC COPY
Drovers Bancshares Corporation and Subsidiaries

This document contains excerpts of the annual report referenced in Form 10-K.

CONTENTS
Cross Reference for Electronic Filing/Hard Copy

                                                               Electronic  Hard
                                                                  Filing   Copy
Consolidated Financial Highlights ................................   2       1
Common Stock Market Prices and Dividends .........................   3       1
Eleven-Year Summary of Selected Financial Information ............  41      10
Consolidated Statements of Condition .............................   4      13
Consolidated Statements of Income ................................   5      14
Consolidated Statements of Changes in Shareholders' Equity .......   6      15
Consolidated Statements of Cash Flows ............................   7      16
Notes to Consolidated Financial Statements .......................   8      17
Report of Independent Certified Public Accountants ...............  28      29
Management's Discussion and Analysis of Financial Condition
 and Results of Operations .......................................  29      30
Supplemental Financial Data ......................................  40      38

Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED FINANCIAL HIGHLIGHTS

                                              1995          1994      % Change
FINANCIAL POSITION AT DECEMBER 31,
Assets ..................................  $382,791,000  $352,287,000     8.66%
Net loans ...............................   252,468,000   226,737,000    11.35%
Deposits ................................   306,653,000   283,173,000     8.29%
Shareholders' equity ....................    34,921,000    29,724,000    17.48%

INCOME FOR THE YEAR
Interest income .........................   $28,053,000   $23,300,000    20.40%
Interest expense ........................    13,529,000    10,406,000    30.01%
Net interest income .....................    14,524,000    12,894,000    12.64%
Net income ..............................     4,281,000     3,769,000    13.58%

FINANCIAL RATIOS
Return on average assets ................          1.16%         1.11%    4.50%
Return on average shareholders' equity ..         13.04%        12.76%    2.19%

PER SHARE DATA*
Net income ..............................         $1.91         $1.69    13.02%
Cash dividends ..........................         $0.63         $0.52    21.15%
Book value (year-end) ...................        $15.58        $13.36    16.62%
Weighted average shares outstanding .....     2,240,702     2,224,260     0.74%
Number of shareholders ..................         1,373         1,329     3.31%

TRUST DEPARTMENT
Book value of trust assets administered .  $124,994,000  $113,463,000    10.16%

* Data adjusted for 7% stock dividend issued in 1995 and the 5 for 4 stock split in the form of a 25% stock dividend issued in 1994.































Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED FINANCIAL HIGHLIGHTS

COMMON STOCK MARKET PRICES AND DIVIDENDS
The common stock of Drovers Bancshares Corporation is traded in the over-the-counter local market by several brokers. Quotations as to bid and asked prices are published in the local newspaper. The quarterly year-to-date average shares outstanding and quarterly bid and asked prices were as follows:

                                                                    Cash
1995                           Bid**     Asked**    Shares*    Dividends Paid*
March 31 ..................    $21.00    $21.75     2,240,572         $0.14
June 30 ...................     21.25     22.00     2,240,658          0.16
September 29 ..............     22.00     23.25     2,240,687          0.16
December 29 ...............     23.75     23.75     2,240,702          0.17

1994
March 31 ..................    $21.10    $22.20     2,216,648         $0.12
June 30 ...................     22.00     23.60     2,218,451          0.12
September 30 ..............     23.00     24.50     2,220,208          0.14
December 30 ...............     22.75     23.50     2,224,260          0.14

* Data adjusted for 7% stock dividend issued in 1995 and the 5 for 4 stock split in the form of a 25% stock dividend issued in 1994.
**Data adjusted to reflect 5 for 4 stock split in the form of a 25% stock dividend issued in 1994.





































Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CONDITION

                                                              December 31,
(in thousands)                                             1995       1994
ASSETS
Cash and due from banks ...............................   $17,418    $12,310
Money market investments ..............................     1,353        198
Investment securities (fair value $92,554 and $93,884)     91,823     94,359
Loans (net of unearned income of $4,425 and $4,297) ...   255,405    229,375
Reserve for loan losses ...............................     2,937      2,638
  Net loans ...........................................   252,468    226,737
Bank premises and equipment ...........................    13,880     13,439
Other assets ..........................................     5,849      5,244
TOTAL ASSETS ..........................................  $382,791   $352,287


LIABILITIES
Deposits:
  Noninterest-bearing .................................   $34,154    $33,019
  Interest-bearing ....................................   272,499    250,154
    Total deposits ....................................   306,653    283,173
Federal funds purchased and securities sold
  under agreements to repurchase ......................     7,302     14,592
Other borrowings.......................................    30,172     22,246
Other liabilities .....................................     3,743      2,552
TOTAL LIABILITIES .....................................   347,870    322,563

SHAREHOLDERS' EQUITY
Common stock ($5 par value)10,000,000 shares authorized;
  issued and outstanding--2,240,775 shares in 1995
  and 2,090,565 in 1994 ...............................    11,204     10,453
Additional paid-in capital ............................    14,657     11,989
Retained earnings .....................................     8,536      8,997
Unrealized holding gains (losses) on available-
  for-sale securities .................................       524     -1,715
TOTAL SHAREHOLDERS' EQUITY ............................    34,921     29,724
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............  $382,791   $352,287

See notes to consolidated financial statements.























Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
                                                     Years Ended December 31,
(in thousands, except per share data)               1995      1994     1993
INTEREST INCOME
Interest and fees on loans ......................  $21,722  $17,447  $16,230
Interest on deposits with banks .................       94       68       31
Interest on federal funds sold ..................        0        2       23
Interest and dividends on investment securities:
  Taxable investment securities .................    5,004    4,539    4,723
  Equity securities .............................      176      120      169
  Tax-exempt investment securities ..............    1,057    1,124    1,269
    Total interest income .......................   28,053   23,300   22,445
INTEREST EXPENSE
Interest on deposits ............................   11,258    8,821    9,152
Federal funds purchased and securities sold
  under agreements to repurchase.................      422      227      161
Interest on borrowed funds ......................    1,849    1,358      933
    Total interest expense ......................   13,529   10,406   10,246
    Net interest income .........................   14,524   12,894   12,199
Provision for loan losses .......................      501      382      447
Net interest income after provision for loan
  losses ........................................   14,023   12,512   11,752
OTHER INCOME
Trust department income .........................      924      834      808
Service charges on deposit accounts .............      982      917      812
Securities gains ................................      106       30      140
Net gains on loan sales .........................      278      253      471
Equity in earnings (losses) of real estate
  venture........................................      -64      -35        1
Other ...........................................      611      458      419
    Total other income ..........................    2,837    2,457    2,651
OTHER EXPENSES
Salaries and employee benefits ..................    6,426    6,031    5,385
Occupancy and premises ..........................      798      564      728
Furniture and equipment .........................      734      703      640
Marketing .......................................      389      323      336
FDIC insurance assessment .......................      331      610      581
Net (gain) cost of operation of
  other real estate .............................        3      -11       21
Office supplies .................................      346      316      291
Other taxes .....................................      294      266      244
Other operating expense .........................    1,737    1,553    1,640
    Total other expenses ........................   11,058   10,355    9,866
Income before income taxes and cumulative effect
  of change in accounting for income taxes ......    5,802    4,614    4,537
Applicable income taxes .........................    1,521      845    1,026
Income before cumulative effect of change
  in accounting for income taxes ................    4,281    3,769    3,511
Cumulative effect of change in accounting
  for income taxes ..............................        0        0      352
NET INCOME ......................................   $4,281   $3,769   $3,863

PER SHARE DATA
Income before cumulative effect of change
  in accounting for income taxes.................    $1.91    $1.69    $1.59
Cumulative effect of change in accounting
  for income taxes ..............................     0.00     0.00     0.16
NET INCOME ......................................   $ 1.91   $ 1.69   $ 1.75

See notes to consolidated financial statements.


Drovers Bancshares Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                                  Unrealized
                                                                     Gains
                                                                    (Losses)
                                               Additional          Available- Minimum
(in thousands, except                  Common   Paid-in  Retained   for-Sale  Pension
   number of shares)          Shares    Stock   Capital  Earnings Securities Liability
BALANCE, JANUARY 1, 1993 ..  1,568,170  $7,841   $10,186   $7,527         $0        $0
 Net income................                                 3,863
 Cash dividends ...........                                -1,080
 5% stock dividend issued .     78,627     393     1,455   -1,848
Shares issued .............      7,230      36       140
Change in unrealized
  holding gains on
  available-for-sale
  securities ..............                                              769
Change in minimum pension
  liability .......... ....                                                        -33
 Other ....................        -14
BALANCE, DECEMBER 31, 1993.  1,654,013  $8,270   $11,781   $8,462      $ 769     - $33
 Net income ...............                                 3,769
 Cash dividends ...........                                -1,156
 25% stock dividend issued.    415,639   2,078             -2,078
Shares issued .............     20,913     105       208
 Change in unrealized
  holding losses on
  available-for-sale
  securities...............                                           -2,484
Change in minimum pension
  liability ...............                                                         33
BALANCE, DECEMBER 31, 1994   2,090,565 $10,453   $11,989   $8,997    $-1,715        $0
 Net income ...............                                 4,281
 Cash dividends ...........                                -1,407
 7% stock dividend issued..    146,590     733     2,602   -3,335
Shares issued .............      3,620      18        66
 Change in unrealized
  holding gains on
  available-for-sale
  securities...............                                            2,239
BALANCE, DECEMBER 31, 1995.  2,240,775 $11,204   $14,657   $8,536    $   524     $   0

See notes to consolidated financial statements.



















Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                    Years Ended December 31,
(in thousands)                                        1995     1994   1993
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ........................................  $4,281  $3,769  $3,863
Adjustments to reconcile net income to net cash
 from operating activities:
   Depreciation and amortization ..................     972     925     650
   Net amortization of investment
     security premiums ............................     105     187     114
   Provision for loan losses ......................     501     382     447
   Gain on sale of investment securities
     held-to-maturity .............................     -59     -70    -140
   (Gain) loss on sale of investment securities
     available-for-sale ...........................     -47      40       0
   Loss on sale of fixed assets ...................       6       1       6
   Gain on sale of loans ..........................    -278    -253    -471
   (Gain) loss on sale of other real estate .......      -1     -11       3
   Net deferred loan fees .........................      -2    -178     -39
   Equity in (earnings) losses of real
     estate venture ...............................      64      35      -1
   (Increase) decrease in interest/dividend
     receivable ...................................    -224    -243     204
   Increase in other assets .......................    -340    -186    -134
   Increase (decrease) in interest payable ........     788     415    -197
   Increase (decrease) in other liabilities .......     116     -67      -4
   Cumulative effect of change in accounting
    for income taxes ..............................       0       0    -352
   Decrease in other noncash items ................      -6      -5      -7
Net cash provided by operating activities .........   5,876   4,741   3,942
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales and maturities of investment
  securities held-to-maturity .....................   9,612   5,107  40,250
Proceeds from sales and maturities of investment
  securities available-for-sale ...................   7,795  20,159       0
Purchases of investment securities
  held-to-maturity ................................  -2,223 -17,791 -25,884
Purchases of investment securities available-
  for-sale ........................................  -9,030 -19,919       0
Net increase in loans ............................. -25,952 -20,074 -25,496
Capital expenditures ..............................  -1,416  -1,375  -7,402
Proceeds from sale of fixed assets ................       8       1       2
Purchase of investment in real estate venture .....  -1,285    -600    -450
Proceeds from sale of other real estate ...........     106     153      32
Net cash used in investing activities ............. -22,385 -34,339 -18,948
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in demand deposits and
  savings .........................................  -3,441  -2,000  10,680
Net increase (decrease) in certificates of deposit. 26,901 19,256 -1,600 Net increase (decrease) in federal funds purchased and repurchase agreements ....................... -10,825  14,592  -7,264
Payments made for capital leases ..................     -26     -23     -20
Net increase (decrease) in other borrowings .......  11,486  -1,138   7,101
Proceeds from issuance of common stock ............      84     313     176
Dividends paid ....................................  -1,407  -1,156  -1,080
Net cash provided by financing activities .........  22,772  29,844   7,993
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS.   6,263     246  -7,013
CASH & CASH EQUIVALENTS AT JANUARY 1, .............  12,508  12,262  19,275
CASH & CASH EQUIVALENTS AT DECEMBER 31, ........... $18,771 $12,508 $12,262

See notes to consolidated financial statements.

Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts presented in the tables are in thousands, except per share data)
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Drovers Bancshares Corporation is a one bank holding company with a principal subsidiary, The Drovers & Mechanics Bank. The Bank offers a wide variety of banking and trust services to individuals and commercial customers.
The accounting and reporting policies followed by Drovers Bancshares Corporation and its subsidiaries conform with generally accepted accounting principles
(GAAP) and general practice within the banking industry. Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingencies. Actual results could differ from those estimates.

BASIS OF PRESENTATION:
The consolidated financial statements include the accounts of all subsidiaries, including The Drovers & Mechanics Bank, 96 South George Street and Drovers Realty Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Income and expenses are recorded on the accrual basis of accounting except for trust and certain other fees which are recorded principally on the cash basis, which does not differ materially from the accrual basis. Production costs of advertising are expensed when advertising begins.

STATEMENTS OF CASH FLOWS:
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

SECURITIES:
On December 31, 1993, the Corporation adopted Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Statement requires each debt and equity security to be classified into one of three categories: held-to-maturity, available-for-sale or trading. Investments in debt securities which the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity. These securities are accounted for at amortized cost. Other securities are classified as available-for-sale. Differences between the amortized cost and fair value are considered an unrealized holding gain or loss and are shown net of taxes in Shareholders' Equity. The Corporation classified no securities as trading at December 31, 1995 or 1994. Such securities would be bought principally for the purpose of selling them in the near term. Management reassesses the appropriateness of the classifications each
quarter.   The Corporation did not reclassify any securities from held-to-
maturity to available-for-sale as permitted by the Financial Accounting Standards Board in December 1995. The Corporation calculates amortization and accretion using the straight-line method which does not differ materially from the interest method. Security gains and losses are determined using the specific identification method.












Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION:
Interest on commercial and real estate mortgage loans is accrued and credited to operations based upon the principal amount outstanding. Interest on consumer loans is recognized on the accrual basis using the actuarial method or simple interest method. Origination fees and costs are deferred and recognized as an adjustment to yield.

NONPERFORMING ASSETS:
Nonperforming assets are comprised of loans for which the accrual of interest has been discontinued due to a serious weakening of the borrower's financial condition. In addition, nonperforming assets include other real estate received in foreclosure and loans modified in troubled debt restructurings.

Loans are generally placed on a nonaccrual basis when principal or interest is past due 90 days or more and when, in the opinion of management, full collection of principal or interest is unlikely. At the time a loan is placed on nonaccrual status, the accrual of interest is discontinued. Income on such loans is then recognized only to the extent of cash received. When prospects of recovery of the loan principal have significantly diminished, the loan is charged against the reserve for loan losses and any subsequent recoveries are credited to the reserve account.

The basis in other real estate is carried at the lower of fair market value less costs to liquidate or the carrying value of the related loan at the time of acquisition.

RESERVE FOR LOAN LOSSES:
The reserve for loan losses is based on management's evaluation of the loan portfolio and reflects an amount which, in management's opinion, is adequate to absorb losses in the existing portfolio. Management evaluates the adequacy of its loan loss reserve each quarter. Provided that the quarterly review does not reflect a significant disparity from estimates in loan growth, quality and charge-offs, the quarterly provision remains constant. A significant change in estimate could result in a material change to net income.

Beginning January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Statement No. 114 excludes large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment.


















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

RESERVE FOR LOAN LOSSES, continued:
Under the new standard, the 1995 allowance for credit losses related to loans that are identified for evaluation in accordance with Statement No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of collateral for certain collateral dependent loans. The fair value of collateral is used whenever the collateral value is substantial in comparison to the loan balance. Loans are deemed impaired when it is probable that the Corporation will be unable to collect all amounts due in accordance with the terms of the loan agreement. Loans are identified as impaired through various means including a formal loan review process, quarterly review of loan loss reserve adequacy, past due listings and watch lists.

Prior to 1995, the allowance for credit losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans.

PREMISES AND EQUIPMENT:
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation, computed on the straight-line method, is charged to operations based on the following range of lives: buildings - 20 to 60 years and equipment - 3 to 20 years. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Maintenance, repairs and minor replacements are expensed as incurred. Gains and losses on dispositions are reflected in current operations.

TRUST ASSETS:
Assets held by the Corporation's subsidiary in fiduciary or agency capacity for customers are not included in the consolidated financial statements as such items are not assets of the Corporation or its subsidiaries.

INCOME TAXES:
Under Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities due to changes in tax rates is recognized in income in the period that includes the enactment date.
















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effective January 1, 1993 the Corporation adopted SFAS No. 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of income.

PER SHARE DATA:
Primary earnings per common share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during each period.

NOTE 2 - CASH AND DUE FROM BANKS
The subsidiary Bank of the Corporation maintains average reserve balances to comply with Federal Reserve Bank guidelines. Reserve balances are based on
outstanding deposits and consist primarily of vault cash.    These reserves
were $5,286,000 and $5,862,000 at December 31, 1995 and 1994, respectively.
Average required reserves during 1995 and 1994 were $5,225,000 and $5,734,000, respectively.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.
































Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (continued)
The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees is represented by the amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                                                               1995    1994
Commitments to extend credit (legally binding) ............  $64,912  $47,988
Standby letters of credit and financial guarantees ........   $5,823   $6,708

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Most guarantees extend for one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds collateral supporting those commitments for which collateral is deemed necessary.

NOTE 4 - CONTINGENT LIABILITIES AND RESTRICTIONS ON DIVIDENDS
In the normal course of business, there are various legal proceedings pending against the Corporation. Management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position of the Corporation.

The Drovers & Mechanics Bank is a Pennsylvania state-chartered bank and must comply with the State's banking code. Under the code, cash dividends may be declared and paid only out of accumulated net earnings. In addition, surplus (additional paid-in capital) cannot be reduced by the payment of a dividend.


















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - CONCENTRATION OF CREDIT RISK
The Corporation maintains thirteen branch offices, all of which are located in York County, Pennsylvania. The Corporation grants credit to customers, substantially all of whom are local residents. The Corporation emphasizes diversification of credit risk among industries and borrowers. Concentrations of credit risk can exist in relation to certain groups. A group concentration arises when a number of customers have economic characteristics that could similarly affect their ability to repay obligations due to changes in economic or other conditions. The Corporation has a diversified loan portfolio and does not have any loan concentrations exceeding ten percent of total loans.


NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES
Money market investments are stated at cost, which approximates fair value. Money market investments as of December 31, 1995 and 1994 were $1,353,000 and $198,000, respectively. All money market investments were in the form of interest-bearing deposits with other financial institutions.

The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1995 are as follows:

                                                 Gross      Gross
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......    $1,000        $50         $0  $1,050
Obligations of states and political
   subdivisions ...................    11,421        667          8  12,080
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    16,501        217        195  16,523
Total investment securities .......   $28,922      $ 934      $ 203 $29,653



























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, continued

The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1995 are as follows:

                                                 Gross      Gross
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......   $16,882       $220        $53 $17,049
Obligations of states and political
   subdivisions ...................     3,047         23          2   3,068
Corporate obligations ............      1,768         16          2   1,782
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    37,682        678        161  38,199
Total debt securities .............    59,379        937        218  60,098
Equity securities .................     2,727         78          2   2,803
Total investment securities .......   $62,106     $1,015      $ 220 $62,901

The amortized cost and estimated fair value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

                                        Held-to-maturity   Available-for-sale
                                      Amortized     Fair   Amortized     Fair
                                         Cost       Value      Cost     Value
Due in one year or less .............      $856       $863     $3,978   $3,980
Due after one year through five years     6,965      7,383     11,145   11,209
Due after five years through ten years    1,930      2,139        221      221
Due after ten years .................     2,670      2,746      6,353    6,489
                                         12,421     13,131     21,697   21,899
Mortgage-backed securities and
   collateralized mortgage
   obligations ......................    16,501     16,522     37,682   38,199
Total debt securities ...............   $28,922    $29,653    $59,379  $60,098






















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, continued

The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1994 are as follows:

                                                 Gross      Gross
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......    $1,998         $0        $42  $1,956
Obligations of states and political
   subdivisions ...................    14,579        589         69  15,099
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    19,394         63      1,016  18,441
Total investment securities .......   $35,971      $ 652     $1,127 $35,496

The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1994 are as follows:

                                                 Gross      Gross
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......   $13,042        $11       $470 $12,583
Obligations of states and political
   subdivisions ...................     1,930          0         79   1,851
Corporate obligations.............      3,592          6         32   3,566
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    39,313         17      2,108  37,222
Total debt securities .............    57,877         34      2,689  55,222
Equity securities .................     3,110         83         27   3,166
Total investment securities .......   $60,987      $ 117     $2,716 $58,388

Proceeds from sales of investment securities classified as available-for-sale during 1995 were $109,000. Gross gains were $47,000. There were no losses on sales. The proceeds from sales of available-for-sale securities during 1994 were $7,190,000. The gross realized gains and gross realized losses on those sales were $52,000 and $92,000, respectively.

No held-to-maturity investment securities were sold during 1995 or 1994, however, gains were recognized on securities with call options exercised by the issuer. Realized gains were $59,000 in 1995 and $70,000 in 1994.














Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, continued

At December 31, 1995 and 1994, assets with a carrying value of $27,078,000 and $17,803,000, respectively, were pledged as required or permitted by law to secure certain public and trust deposits and repurchase agreements. The aggregate book value of debt securities from a single issuer did not exceed 10% of stockholders' equity at December 31, 1995 or 1994.


NOTE 7 - LOANS AND RESERVE FOR LOAN LOSSES
Loans are comprised of the following as of December 31:

                                                     1995      1994
Commercial, financial and industrial loans.....     $66,840 $  59,973
Real estate mortgage loans:
  Real estate construction-related .............      5,910     7,163
  Real estate mortgage loans secured by 1-4
   family residential properties ...............     91,262    87,676
  Other real estate ............................     49,903    32,325
Total real estate mortgage loans ...............    147,075   127,164
Consumer loans:
  Monthly payment ..............................     39,987    40,836
  Other revolving credit .......................      1,494     1,396
Total consumer loans ...........................     41,481    42,232
Other ..........................................          9         6
Total loans ....................................   $255,405  $229,375

Changes in the reserve for loan losses for the years ended December 31, were as follows:
                                               1995       1994      1993
Balance, beginning of year ............        $2,638    $2,332    $2,022
Provision for loan losses .............           501       382       447
Loans charged-off:
  Commercial, financial and industrial.            31        19         0
  Real estate .........................            45         0         0
  Consumer ............................           257       157       179
Total loans charged-off ...............           333       176       179
Recoveries:
  Commercial, financial and industrial.            11         0         0
  Real estate .........................             0         6         0
  Consumer ............................           120        94        42
Total recoveries ......................           131       100        42
Balance, end of year ..................       $ 2,937   $ 2,638   $ 2,332

















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - LOANS AND RESERVE FOR LOAN LOSSES, continued
Nonaccrual loans were $934,000, $416,000 and $385,000 at December 31, 1995, 1994
and 1993, respectively. If interest due on all nonaccrual loans had been accrued at the original contract rates, it is estimated that income before taxes would have been greater by $34,000, $14,000 and $15,000 at December 31, 1995, 1994 and 1993, respectively. Accruing loans which were contractually past due 90 days or more were $9,000, $6,000 and $0 at December 31, 1995, 1994 and 1993,
respectively.

The total recorded investment in impaired loans under Statement of Financial Accounting Standards No. 114 was $851,000 at December 31, 1995. The amount of that recorded investment for which there is a related allowance for loan losses in accordance with this statement is $0. Loans classified as impaired under this statement as a result of troubled debt restructurings which are in compliance with modified terms recognize interest under the accrual method of accounting. Interest on all other impaired loans is recognized on a cash basis. The average recorded investment in impaired loans during the period was $880,000. The Corporation recognized interest income on those impaired loans of $70,000. Interest income recognized on a cash basis would have been $70,000.

Loans modified in troubled debt restructurings and in compliance with modified terms were $818,000 and $0 at December 31, 1994 and 1993, respectively. All restructured loans were secured by real estate. Gross interest income that would have been recorded in 1994 had all loans been in accordance with original terms was $92,000 compared to actual gross interest income of $70,000.

The Corporation's banking subsidiary has granted loans to officers, directors and their associates. Related party loans are made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not represent more than a normal risk of collection. The aggregate dollar amounts of the loans were $14,155,000 and $17,016,000 at December 31, 1995 and 1994, respectively. During
1995, $46,869,000 of new loans were made to related parties and repayments totaled $49,730,000.

Residential mortgage loans with a book value of $2,499,000 were committed for sale and awaiting settlement at December 31, 1995. The cumulative market value exceeded the book value of these loans.





















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - PREMISES AND EQUIPMENT
Premises and equipment are comprised of the following as of December 31:

                                                             1995      1994
Land and land improvements .............................    $1,149    $1,149
Buildings ..............................................    11,884    11,796
Capitalized leased premises and equipment ..............       442       441
Furniture and equipment ................................     7,638     6,428
                                                            21,113    19,814
Less accumulated depreciation ..........................     7,233     6,375
Total bank premises and equipment ......................   $13,880   $13,439

Provisions for depreciation charged to operating expenses were $972,000, $925,000 and $650,000 for 1995, 1994 and 1993, respectively.


NOTE 9 - INVESTMENT IN REAL ESTATE VENTURE
The Drovers & Mechanics Bank, a wholly-owned subsidiary of Drovers Bancshares Corporation, is the sole limited partner in two ventures to renovate and operate apartment buildings. The first building opened in 1994. The second will open in March 1996. Both buildings provide low-income housing to qualified families. The investments are accounted for under the equity method of accounting. The combined carrying values of the investments at December 31, 1995 and 1994 were $2,527,000 and $1,016,000, respectively.


NOTE 10 - CERTIFICATES OF DEPOSIT
At December 31, 1995 and 1994, certificates of deposit of $100,000 or more aggregated $16,191,000 and $11,586,000, respectively. Interest expense on these certificates of deposit amounted to approximately $902,000 in 1995, $582,000 in 1994 and $512,000 in 1993.





























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 11 - OTHER BORROWINGS AND LEASE COMMITMENTS
                                                               1995    1994
Notes payable to FHLB Pittsburgh:
  Due 1995, 5.48% - 5.89% ..................................      $0  $6,000
  Due 1996, 5.97% - 6.10% ..................................   2,100     500
  Due 1996, variable .......................................  13,500   5,000
  Due 1997, 6.50% ..........................................   1,000   1,000
  Due 1998, 6.72% ..........................................     500     500
  Due 1998, 5.43% - 5.73% ..................................   3,000   3,000
  Due 2000, 6.01% ..........................................     100     100
  Due 2000, variable .......................................   4,000       0
  Due 2003, 6.40% ..........................................     400     400

Note payable to Meridian Bank:
  Due 2003, 6.95% ..........................................   5,314   5,462
                                                              29,914  21,962
Capital lease obligations ..................................     258     284
                                                             $30,172 $22,246

The Federal Home Loan Bank of Pittsburgh (FHLB) notes payable are secured by FHLB stock, deposits held by the FHLB and other mortgage collateral. The interest rates on the variable notes reprices quarterly or more frequently and are based on LIBOR or prime. The Corporation also maintains a credit line with the FHLB secured by the same collateral. Under the agreement, the Corporation may borrow up to 10% of its total assets and advances mature the last day of the calendar year. The amounts of notes payable and capital leases maturing in the years ended December 31, 1996 through 2000 are as follows: $15,789,000; $1,205,000, $722,000; $3,242,000 and $4,363,000, respectively.

The Meridian Bank note payable is secured by a mortgage on the 96 South George Street office building. The note is payable in monthly installments based on a twenty-year amortization. The interest rate is fixed until 1998.

At December 31, 1995 and 1994, the Corporation and its subsidiaries were obligated under noncancelable leases for premises and equipment. The terms include various renewal options and provide for rental increases based upon predetermined factors. The rental expense under such leases amounted to $143,000 in 1995, $128,000 in 1994 and $91,000 in 1993.





















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - OTHER BORROWINGS AND LEASE COMMITMENTS (continued)
Future minimum rental payments under capital leases and noncancelable operating leases with terms of one year or more at December 31, 1995 were:

                                                           Capital Operating
                                                            Leases   Leases
1996 .....................................................    $ 66    $  146
1997 .....................................................      66       147
1998 .....................................................      66       148
1999 .....................................................      66       103
2000 .....................................................      66        70
Thereafter ...............................................      57       383
Total future minimum rental payments .....................     387     $ 997
Less interest ............................................     129
Present value of minimum rental payments .................   $ 258


NOTE 12 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies.
However, considerable judgment is  required to interpret market data to develop
the estimates of  fair value.   Accordingly, the estimates presented herein are
not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The information presented is based on pertinent information available to management as of December 31, 1995 and 1994. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time and current estimated fair value of these financial instruments may have changed significantly.
























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS, continued
                                        1995                 1994
                                           Estimated           Estimated
                                  Carrying    Fair    Carrying     Fair
                                   Amount     Value    Amount     Value
FINANCIAL ASSETS:
 Cash and short-term investments   $18,771   $18,771   $12,508   $12,508
 Investment securities .........    91,823    92,554    94,359    93,884
 Net loans .....................   252,468   255,513   226,737   227,310
 Interest receivable ...........     2,015     2,015     1,791     1,791
FINANCIAL LIABILITIES:
 Demand and savings deposits ...   142,328   142,328   145,911   145,911
 Time deposits .................   164,325   164,663   137,262   135,319
 Federal funds purchased and
   securities sold under
   agreement to repurchase .....     7,302     7,302    14,592    14,592
 Notes payable .................    29,914    30,005    21,962    20,874
 Interest payable ..............     2,333     2,333     1,547     1,547

The following methods and assumptions were used to estimate fair value of each class of financial instruments for which it is practicable to estimate that
value:   For short-term  instruments, the carrying amount is  a reasonable estimate of fair value. The fair value of investment securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. For floating rate loans which experienced no significant change in credit risk and for deposits with floating interest rates, it is presumed that estimated fair values generally approximate the carrying amount. The fair value of fixed rate loans and time deposits is estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current rates offered for loans and deposits of similar maturities. Management believes that the risk factor embedded in the currently offered rates results in a fair valuation of the loan portfolio. The primary risks included in the risk factor are credit risk and prepayment risk. Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of other borrowings.

There is no material difference between the notional amount and the estimated fair value of off-balance sheet items which total $70,735,000. Off-balance sheet items are primarily comprised of unfunded loan commitments, which are generally priced at market at the time of funding.


















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 13 - INCOME TAXES
As discussed in NOTE 1, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $352,000, or $0.15 per share, is determined as of January 1, 1993 and is reported separately in the consolidated statement of income for 1993.

Total income tax expense for the year ended December 31, 1995, 1994 and 1993 were allocated as follows:
                                                        1995    1994   1993
Income from continuing operations ...................  $1,521    $845  $1,026
Stockholders' equity, for minimum pension
   liability adjustment .............................       0      17     -17
Stockholders' equity, for unrealized holding
  gains (losses) for available-for-sale securities ..   1,154  -1,280     396
Total income tax expense ............................  $2,675  $- 418  $1,405

Income tax expense attributable to income from continuing operations consists of the following at December 31,

                                                 1995      1994      1993
Currently payable ...........................    $1,485    $  912    $1,159
Deferred expense (benefit)...................        36       -67      -133
Income tax expense .........................     $1,521    $  845   $ 1,026

For the years ended December 31, the income tax expense attributable to income from continuing operations differed from the tax expense which would be computed by applying the Federal statutory rate to pretax earnings. The reasons for the differences are as follows:

                                         1995      1994      1993
Income before income tax ............    $5,802    $4,614    $4,537
Tax at federal income tax rate ......    $1,973    $1,569    $1,543
Differences resulting from:
 Effect of tax-exempt income ........      -322      -357      -410
 Historic and low income tax credits.      -103      -353         0
 Other items, net ...................       -27       -14      -107
Applicable income tax ...............    $1,521     $ 845    $1,026





















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 13 - INCOME TAXES, continued
The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 1995, 1994 and 1993 were as follows:
                                        1995      1994    1993
Excess provision for loan losses ...   $ -102  $  -104 $   -106
Deferred loan income ...............      111       61      -13
Other items, net ...................       27      -24      -14
                                       $   36   $-  67  $ - 133

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:
                                                     1995       1994
Deferred tax assets:
  Allowance for loan losses ....................        706       $604
  Deferred loan fees and costs .................          0        105
  Pension ......................................        224        188
  Capital lease ................................         41         42
  Alternative minimum tax credit carryforward ..          0         38
  Unrealized holding losses on available-for-
    sale securities ............................          0        884
  Other ........................................         23         12
    Total gross deferred tax assets ............        994      1,873
Deferred tax liabilities:
  Bank premises and equipment ..................        414        379
  Unrealized holding gains on available-
    for-sale securities ........................        270          0
  Other ........................................         26         18
    Total gross deferred tax assets ............        710        397
Net deferred tax assets ........................     $  284     $1,476

Federal income taxes on security gains were $36,000, $10,000 and $48,000 in 1995, 1994 and 1993, respectively.

Management believes the deferred tax asset is realizable since the Corporation has had a long history of strong earnings and has a carryback potential exceeding the deferred tax asset. Management is not aware of any evidence that would preclude the Corporation from ultimately realizing this asset.




















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 14 - NET INCOME PER SHARE
Net income per share is computed based on the weighted average number of shares of stock outstanding during each year, giving retroactive effect to a 7% and a 25% stock dividend issued in 1995 and 1994, respectively. The weighted average shares outstanding for the years ended December 31, were 2,240,702 in 1995; 2,224,260 in 1994; and 2,206,881 in 1993.


NOTE 15 - COMMON STOCK
The Board of Directors of the Corporation declared the following stock dividends:

                                                 1995      1994
Percentage ...................................      7%       25%
Record date ..................................  10-20-95   8-12-94
Payable date .................................  11-10-95   9-02-94

NOTE 16 - CASH FLOW DISCLOSURES
The Corporation paid interest and income taxes of $12,741,000 and $1,425,000 in 1995; $9,991,000 and $985,000 in 1994 and $10,443,000 and $1,013,000 in 1993,
respectively. Transfers from loans to other real estate as a result of foreclosure were $300,000, $0 and $161,000 in 1995, 1994 and 1993, respectively.


NOTE 17 - RETIREMENT PLAN
The Corporation and its subsidiaries have a noncontributory pension plan covering all eligible employees. The plan provides retirement benefits which are a function of both the years of service and the highest level of compensation during any consecutive five-year period of the last ten years before retirement. It is the Corporation's policy to fund the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act, plus such additional amounts as the Corporation determines to be appropriate from time to time. Pension expense was $95,000 in 1995, $140,000 in 1994 and $172,000 in 1993, respectively. The Corporation also has two nonqualified pension plans covering the chairman of the board and the chief executive officer. The plans are based on a targeted wage replacement percentage and are unfunded.






















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 17 - RETIREMENT PLAN, continued

The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31:
                                                               1995     1994
Actuarial present value of benefit obligations:
   Vested benefit obligation ............................... $-2,209  $-1,719
   Accumulated benefit obligation .......................... $-2,277  $-1,753
Projected benefit obligation ............................... $-3,249  $-2,485
Plan assets at fair value ..................................   3,400    2,662
Projected plan assets in excess of benefit obligation ......     151      177
Recognized net asset existing at December 31 ...............    -166     -180
Unrecognized prior service cost ............................      12      117
Unrecognized net gain ......................................     -79     -383
Contribution during period October 1 to December 31 ........      60       50
Accrued pension cost ....................................... $   -22  $  -219

The net pension expense included the following:
                                                       1995     1994
Service costs - benefits earned during the period ..    $174     $194
Interest costs on projected benefit obligation .....     189      181
Net amortization and deferral ......................     294       -5
                                                         657      370
Less return on plan assets .........................     562      230
Net pension expense included in salaries and
 employee benefits .................................   $  95    $ 140

The following weighted average assumptions were used for the Plan:
                                                               1995    1994
Discount rate ..............................................   7.0%     8.0%
Rate of increase in salary levels ..........................   5.0%     5.0%
Long-term rate of return on plan assets ....................   9.0%     9.0%

Plan assets consist of corporate and government bonds and domestic and foreign equity securities.

The Corporation has established a 401(k) Salary Deferral Plan. This plan covers all eligible employees who elect to contribute to the plan. An eligible employee is anyone over the age of 21 who has completed one year of service.
The Corporation's contribution will equal 25% of the employee's contribution up to a maximum of 6% of annual salary. The annual expense included in salaries and employee benefits amounted to $40,000, $32,000 and $29,000 in 1995, 1994 and 1993, respectively.
















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 18 - STOCK OPTION PLAN
The Corporation has adopted an Incentive Stock Option Plan. A committee of the Company's Board of Directors administers the plan and, at its discretion, may grant options to eligible key employees. The option price is the fair market value of shares on the day granted. No options may be exercised after ten years. The following shares and options prices have been adjusted for subsequent stock dividends. No options were granted, exercised or canceled in 1993.

                                               Stock        Option Price
                                              Option       Range per share
Balance at January 1, 1995 .................   22,452      $12.64-$21.96
Granted ....................................   26,429      $20.21-$20.21
Exercised ..................................        0            -
Canceled ...................................        0            -
Balance at December 31, 1995 ...............   48,881      $12.64-$21.96


                                               Stock        Option Price
                                               Option     Range per share
Balance at January 1, 1994 .................   26,374      $ 7.09-$17.33
Granted ....................................   10,165      $21.96-$21.96
Exercised ..................................  -14,087      $ 7.09-$ 7.09
Canceled ...................................        0            -
Balance at December 31, 1994 ...............   22,452      $12.64-$21.96


NOTE 19 - PARENT CORPORATION FINANCIAL STATEMENTS
                                                            December 31,
STATEMENTS OF CONDITION                                      1995    1994
ASSETS
  Cash ................................................   $      2      $ 16
 Investments in and advances to subsidiaries:
    The Drovers & Mechanics Bank ......................     33,694    28,550
    Drovers Realty Company ............................        745       745
  Other assets ........................................        507       432
TOTAL ASSETS ..........................................   $ 34,948   $29,743
LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities ...................................   $     27       $19
  Total shareholders' equity ..........................     34,921    29,724
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............   $ 34,948   $29,743















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - PARENT CORPORATION FINANCIAL STATEMENTS (continued)
                                             Years Ended December 31,
STATEMENTS OF INCOME                          1995      1994      1993
INCOME
 Dividends from subsidiaries ............    $1,407    $1,335    $1,112
 Other income ...........................        59         8         7
     Total income .......................     1,466     1,343     1,119
OPERATING EXPENSES
 Other ..................................       153       153       114
     Total operating expenses ...........       153       153       114
 Income before income taxes .............     1,313     1,190     1,005
 Applicable income taxes (benefit) ......       -35       -51       -38
Income before undistributed earnings of
   subsidiaries .........................     1,348     1,241     1,043
 Undistributed earnings of subsidiaries:
   The Drovers & Mechanics Bank .........     2,933     2,529     2,821
   Drovers Realty Company ...............         0        -1        -1
NET INCOME ..............................    $4,281    $3,769    $3,863

                                                   YEARS ENDED DECEMBER 31,
STATEMENTS OF CASH FLOWS                            1995       1994     1993
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ...............................         $4,281    $3,769    $3,863
 Undistributed earnings of subsidiaries ...         -2,933    -2,528    -2,820
 Gain on sale of investment securities
   available-for-sale .....................            -47         0         0
 (Increase) decrease in other assets ......              0         7        -8
 Net cash provided by operating activities           1,301     1,248     1,035
CASH FLOWS FROM INVESTING ACTIVITIES:
 Payments (receipts) from
   intercompany account ...................             16       -13       -28
 Purchases of investment securities
  available-for-sale ......................           -116      -156         0
 Proceeds from sales of investment
  securities available-for-sale ...........            109         0         0
 Investment in subsidiary .................              0      -330         0
 Net cash provided used by (used in)
   investing activities ...................              9      -499       -28
CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of stock ........................             83       313       176
 Dividends paid ...........................         -1,407    -1,156    -1,080
 Net cash used in financing activities ....         -1,324      -843      -904
NET INCREASE (DECREASE) IN CASH ...........            -14       -94       103
CASH AT JANUARY 1, ........................             16       110         7
CASH AT DECEMBER 31, ......................            $ 2      $ 16     $ 110















Drovers Bancshares Corporation and Subsidiaries
Report of Independent Certified Public Accountants


Board of Directors and Shareholders
Drovers Bancshares Corporation


We have audited the accompanying consolidated statements of condition of Drovers Bancshares Corporation and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Drovers Bancshares Corporation and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, the Corporation changed its method of accounting for income taxes.


S/Harry Ness & Company


York, Pennsylvania

January 18, 1996





















Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to focus on information about Drovers Bancshares Corporation, its financial condition and results of operations not otherwise apparent in the consolidated financial statements of this Annual Report. The reader of this Annual Report should make reference to those statements and other selected financial data presented elsewhere in the report to fully understand the following discussion and analysis.

RESULTS OF OPERATIONS
The consolidated earnings of Drovers Bancshares Corporation are derived primarily from the operations of its wholly-owned subsidiaries: The Drovers & Mechanics Bank and Drovers Realty Company. Drovers Bancshares Corporation is a bank holding company. The Drovers & Mechanics Bank is a Pennsylvania state-chartered FDIC insured bank. The Bank has one wholly-owned subsidiary, 96 South George Street, Inc. The Bank subsidiary's primary asset is an office building attached to the Bank's main office and corporate headquarters. Drovers Realty Company has various real estate holdings, including ground and building leases. It rents the real estate to the Bank for use as branch offices.

FINANCIAL SUMMARY
The Corporation recorded net income of $4,281,000 in 1995 and $3,769,000 in 1994. The return on average assets (ROA) and return on equity (ROE) in 1995 were 1.16% and 13.04%, respectively. This compares to an ROA and ROE in 1994 of 1.11% and 12.76%, respectively.

NET INTEREST INCOME
Net interest income represents the difference between interest income and interest expense. Net interest income is a measurement of how well management balances the Corporation's interest rate sensitive assets and liabilities while maintaining adequate interest margins. Net interest income rose 12.6% or $1,630,000 in 1995, after advancing 5.7% or $695,000 in 1994.

                                                      Increase(Decrease)
(in thousands)             1995      1994     1993   95/94   94/93   93/92
Total interest income .. $ 28,053  $23,300  $22,445  20.4%    3.8%  -0.2%
Total interest expense .   13,529   10,406   10,246  30.0%    1.6%  -9.8%
Net interest income .... $ 14,524  $12,894  $12,199  12.6%    5.7%   9.6%

The Corporation's largest category of earning assets consists of loans to businesses and individuals. The majority of earning assets is supported by interest-bearing commercial and consumer deposits and other borrowings. In addition to interest-bearing funds, assets are also supported by interest-free funds including demand deposits and shareholders' equity. Changes in net interest income are determined by variations in the volume and mix of assets and liabilities as well as their relative sensitivity to interest rate movements. Increased volume and rates together drove the increase in 1995 net interest income. Increased volume was the primary component for the increase in 1994 net interest income.












Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

NET INTEREST INCOME (continued)
The following table depicts the changes in rate and volume components of net interest income:

                              1995 over 1994            1994 over 1993
                          Total    Change due to     Total     Change due to
(in thousands)           Change     Rate   Volume   Change      Rate  Volume
Total interest income .  $4,753   $2,140   $2,613     $855    $-471   $1,326
Total interest expense    3,123    1,320    1,803      160     -582      742
Net interest income ...  $1,630    $ 820    $ 810    $ 695    $ 111   $  584

There are two performance measures that indicate how successful a bank is in managing its asset and liability structure. The first, net interest spread, is the average rate earned on earning assets less the average rate paid on interest-bearing funds. The second, net interest income margin, incorporates both the net interest spread and the profit margin on earning assets financed by interest-free funds. The following table illustrates the net interest spread and the net interest income margin:

                                       1995 Average     1994 Average
(in thousands)                       Balance    Rate   Balance    Rate
Earning assets .................... $341,121   8.22%  $312,163   7.46%
Financed by:
  Interest-bearing funds .......... $300,524   4.50%  $275,145   3.78%
  Interest-free funds .............   40,597    -       37,018    -
     Total ........................ $341,121   3.97%  $312,163   3.33%

Net interest income ............... $ 14,524          $ 12,894
Net interest spread ...............            3.72%             3.68%
Net interest income margin ........            4.26%             4.13%

The reliance upon interest-bearing liabilities as a funding source is reflected by the ratio of average interest-bearing liabilities to average earning assets, which remained constant at 88.1% in 1995 and 1994. Interest rates rose throughout 1994. Interest rates peaked in early 1995, leveled off until mid-year and then began to decline. The Federal Reserve effects short-term interest rates through its control of the money supply. In an effort to control inflation without causing a recession, the Federal Reserve slowly lowered short-term rates in 1995. It appears likely short-term rates will continue to decline in early 1996.

There is a direct correlation in the movement in short-term interest rates and the Corporation's net interest spread and margin. Over the past few years, the Corporation has increased its holdings of higher yielding loans as a percentage of earning assets. Many of these loans reprice within three months of changes in short-term rates. The Corporation benefited from higher short-term rates as a result. The average spread and margin in 1993 was 3.59% and 4.11%, respectively. By 1995, the average spread and margin increased to 3.72% and 4.26%. The spread peaked in the second quarter of 1995 and has slowly fallen.










Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


NET INTEREST INCOME (continued)
The average spread and margin in the fourth quarter of 1995 was 3.57% and 4.13%, respectively. The margin is effected both by changes in the spread and the amount of interest-bearing funds needed to fund both earning and nonearning assets. In 1994, the spread increased 9 basis points, while the margin increased only 2 basis points due to the financing of the 96 South George Street office building, a noninterest-earning asset. In 1995, the spread and margin increased 4 basis points and 13 basis points, respectively. The Corporation grew average earning assets $28,958,000, while average interest-bearing funds increased $25,379,000. In the fourth quarter, capital expenditures needed for building renovations and new computer equipment caused the margin to fall to 4.13%.

PROVISION FOR LOAN LOSSES
Provision for loan losses was $501,000, $382,000 and $447,000 for 1995, 1994 and 1993, respectively. As described in the summary of significant accounting policies, management analyzes the loan portfolio and the reserve for loan losses each quarter. The analysis estimates loan losses and helps determine the required provision. The analysis considers many factors including charge-off history, loan quality and loan growth. Net charge-offs for 1995, 1994 and 1993 were $202,000, $76,000 and $137,000, respectively. As a percentage of average loans, net charge-offs were .08%, .04% and .07% in 1995, 1994 and 1993, respectively. Nonaccrual loans as a percentage of total loans at December 31, 1995, 1994 and 1993 were .37%, .18% and .18%, respectively. Loans grew $26,030,000, $20,429,000 and $25,868,000 in 1995, 1994 and 1993, respectively.
The reserve for loan losses as a percentage of loans at December 31, 1995, 1994 and 1993 was 1.15%, 1.15% and 1.12%, respectively. Strong loan growth and an increase in charge-offs and in delinquent loans caused management to increase the 1995 provision. Management believes the present reserve is adequate to absorb losses in the existing portfolio. A significant degradation of loan quality, however, could require a significant change in estimated losses and cause a material change in net income.

OTHER INCOME
                               Years Ended December 31,     Increase(Decrease)
(in thousands)                 1995      1994     1993   95/94    94/93   93/92
Trust department income ....    $924     $834   $  808    10.8%     3.2%   20.6%
Service charges on deposit
 accounts ..................     982      917      812     7.1%    12.9%    6.1%
Securities gains ...........     106       30      140   253.3%   -78.6%  225.6%
Net gains on loan sales ....     278      253      471     9.9%   -46.3%   18.6%
Equity in earnings (losses)
 of real estate venture ....     -64      -35        1    82.9%  -999.9%  999.9%
Other ......................     611      458      419    33.4%     9.3%   22.9%
Total other income .........  $2,837   $2,457   $2,651    15.5%    -7.3%   19.6%

Noninterest income was $2,837,000 in 1995, an increase of $380,000 from 1994. The 1994 noninterest income decreased $194,000 over the 1993 level of $2,651,000.









Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


OTHER INCOME (continued)
Trust department income increased $90,000, or 10.8%, in 1995. The book value of investments managed by the department was $124,994,000 at the end of 1995 compared to $113,463,000 at year-end 1994. The department experienced strong new business growth in 1995. Many of the fees derived from the department are based on the market value of managed assets. Overall increases in the equity markets throughout 1995 helped increase assets managed and the related fee income. The 20.6% increase in trust income during 1993 was primarily a result of fees related to estate settlements which are non-recurring.

Service charges on deposit accounts increased $65,000, or 7.1%, in 1995. Increases in collected overdraft and returned check charges along with automatic teller machine (ATM) transaction fees caused most of the increase in 1995. The overall deposit fee schedule has remained nearly unchanged the last three years. Increases have occurred through account growth and an emphasis on collecting fees.

Net gains on loan sales are comprised mostly of gains from the sale of residential mortgages. When long-term interest rates are low, consumers tend to purchase more new homes or refinance existing mortgages. Low rates in 1993 caused a boom in this market. Higher rates in 1994 and early 1995 stifled refinancings and lowered new mortgage demand. Mortgage loan sales were $22,510,000, $26,542,000 and $31,624,000 in 1995, 1994 and 1993, respectively.
Sales in 1995 included $4,500,000 in adjustable rate mortgages. The loans were sold to help lessen the Corporation's overall sensitivity to interest rate movements. About $12,198,000 of the loans sold in 1994 had been originated and sold in 1993 and were awaiting settlement at December 31, 1993.

The Corporation recognized a $64,000 loss during 1995 from its equity investment in a real estate limited partnership. The newly renovated 35-unit low-income housing apartment building opened in August 1994. The building was fully occupied at the end of 1995. The Corporation receives substantial financial benefits from these investments in the form of historic and low-income tax credits.

Other income increased $153,000, or 33.4%, in 1995. Increases in ATM processing income, cash management fees, insurance commissions and mortgage servicing income drove the increase in 1995. Mortgage servicing provided most of the increase in 1994. Total loans serviced were $88,711,000, $74,976,000 and $54,988,000 at the end of 1995, 1994 and 1993, respectively.


















Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

OTHER EXPENSES
                                  Years Ended December 31,  Increase(Decrease)
(in thousands)                      1995     1994    1993   95/94    94/93    93/92
Salaries and employee benefits .  $ 6,426  $6,031  $5,385    6.5%    12.0%   13.0%
Occupancy and premises .........      798     564     728   41.5%   -22.5%   -4.6%
Furniture and equipment ........      734     703     640    4.4%     9.8%   10.7%
Marketing ......................      389     323     336   20.4%    -3.9%   48.7%
FDIC insurance assessment ......      331     610     581  -45.7%     5.0%    4.7%
Net (gain) cost of operation
 of other real estate ..........        3     -11      21 -127.3%  -152.4%  -38.2%
Office supplies ................      346     316     291    9.5%     8.6%   10.6%
Other taxes ....................      294     266     244   10.5%     9.0%    7.0%
Other ..........................    1,737   1,553   1,640   11.8%    -5.3%   12.1%
Total other expenses ...........  $11,058 $10,355  $9,866    6.8%     5.0%   11.1%

Other expenses includes all expenses except interest, provision for loan losses and income taxes. In 1995, total other expenses increased $703,000, or 6.8%, as compared to increases of 5.0% and 11.1% in 1994 and 1993, respectively.

Salaries and employee benefits are the most significant noninterest expense category, representing 58.1%, 58.2% and 54.6% of total other expenses for 1995, 1994 and 1993, respectively. In 1995, salaries and employee benefits increased $395,000, or 6.5%. Salaries increased $308,000, or 6.5%. This compares to a salary increase of $417,000, or 9.7%, in 1994. The Corporation has two incentive compensation plans. Both plans require a minimum return on assets of 1.00% before incentives are paid. The Corporation paid incentives of $224,000,
$202,000 and $216,000 in 1995, 1994 and 1993, respectively.   The Corporation
employed 186 full-time equivalents at December 31, 1995 compared to 184 and 176 in 1994 and 1993, respectively. The Corporation opened two new branch offices in 1994 causing most of the increase in staffing levels. Employee benefits increased $87,000, or 9.8%, during 1995 compared to $181,000, or 25.6% in 1994.
Pension expense, including supplemental pensions, increased $24,000 and $87,000 in 1995 and 1994, respectively. Medical insurance costs increased $54,000, or 13.0%, in 1995 compared to $79,000, or 23.6%, in 1994.

Occupancy and premises expense increased $234,000, or 41.5%, during 1995. Occupancy and premises includes the lease revenues less operating expenses of the 96 South George Street office building for office space not occupied by the Corporation. This resulted in a reduction of total occupancy and premises expense during 1995 and 1994 of $161,000 and $304,000, respectively. The positive impact to occupancy and premises expense was reduced $183,000 in 1995 due to a decline in lease revenues caused by higher vacancy and an increase in space taken by the Corporation for its corporate headquarters. The remaining increase in 1995 occupancy and premises expense was caused by a full year of lease expense for the two new branch offices opened in 1994.

Furniture and equipment expense increased $31,000, or 4.4% in 1995 compared to $63,000, or 9.8%, in 1994. The Corporation upgraded its data processing equipment in March 1994, causing increases in depreciation and software maintenance. Purchases of furniture and equipment for two new branch offices in 1994 also increased depreciation expense. The Corporation installed a wide area computer network and renovated office space in two buildings in the fourth quarter of 1995. The full impact of the depreciation from these capital expenditures will occur in 1996. Fourth quarter 1995 premises and equipment expenses were $217,000 compared to $181,000 in the third quarter.



Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


OTHER EXPENSES (continued)
Marketing expense was $389,000 in 1995 compared to $323,000 and $336,000 in 1994 and 1993, respectively. The Corporation began an extensive fourth quarter advertising campaign introducing its new "Winner" checking account product. The campaign will run into the beginning of 1996. The product provides value added benefits not typically included in most checking products. The Corporation expects to attract new core checking customers and other related deposits.

FDIC insurance assessments declined $279,000 during 1995. Effective June 1, 1995, the FDIC lowered the insurance assessment minimum from $0.23 per $100 of deposits to $0.04. The Corporation has always paid the minimum assessment rate. Effective January 1, 1995, the minimum assessment rate was eliminated and those banks are now only required to pay a $2,000 annual fee. However, the savings and loan "SAIF" insurance fund remains underfunded and it is expected banks will be required to help replenish the fund. Such a requirement would need Congressional approval and the estimated bank assessments range from $0.02 to $0.04 per $100 in deposits.

Net cost of operating other real estate decreased $3,000 in 1995. This included a $1,000 gain on disposal of other real estate acquired through foreclosure during 1995. Other real estate held at December 31, 1995 was $195,000.

Other expenses increased $184,000, or 11.8%, in 1995 compared to an $87,000 decrease in 1994. Increases in third party data processing costs, legal and professional fees caused the 1995 increase.

TAXATION
The Corporation has recognized provisions for income taxes of $1,521,000, $845,000 and $1,026,000 in 1995, 1994 and 1993, respectively. The average tax rate was 26.2% in 1995, 18.3% in 1994 and 22.6% in 1993. The changes in the effective tax rates were caused by changes in historic and low-income tax credits received from the Corporation's investment in a low-income housing partnership. When the partnership opened its renovated apartment building in 1994, the Corporation received $353,000 in historic tax credits. Beginning in 1995, and for the next nine years, the Corporation will receive $103,000 in low-income tax credits. In 1995, the Corporation invested in a second low-income housing partnership. Its renovated apartment building will open in March 1996. The Corporation expects to receive $400,000 in historic tax credits in 1996 and an average of $169,000 in low income tax credits in each of the next ten years. The amount of low-income tax credits received in 1996, if any, will depend on how quickly the apartments are rented and certain elections made by the partnership.
















Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


FORWARD OUTLOOK
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets To Be Disposed Of." The Standard is effective for fiscal years beginning after December 15, 1995. The Standard requires that when certain events or circumstances occur, a long-lived asset must be revalued and a valuation allowance created if its carrying value exceeds fair value estimates. The standard also applies to assets to be sold. The Corporation does not anticipate any material impact to earnings from applying this Standard.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122. The Statement, effective for calendar year 1996 financial statements, amends Statement No. 65 by eliminating its distinction in accounting for mortgage servicing rights depending on whether a loan servicer originated a loan or purchased it from a third party. Statement No. 122 requires mortgage servicers that sell loans and retain servicing rights to allocate the total cost of the loans to the servicing rights and loans based on fair value. The Corporation did not adopt Statement No. 65 because it did not consider itself a mortgage banking enterprise as defined in the Statement and its mortgage activity never generated a significant portion of total revenue.
As more accounting standards are promulgated in this area and the Corporation continues its effort to grow mortgage loan volume, it is likely the Corporation will adopt the Statements in 1996. The initial impact would cause the gain on mortgage sales to increase due to allocating a portion of the loans' bases to mortgage servicing rights. The mortgage servicing rights would then be amortized over the expected life of the serviced loans, reducing net income in subsequent years. In addition, the Corporation would evaluate the fair value of the rights on a quarterly basis and recognize impairment immediately if it occurred. Also, any mortgages designated as held for sale would be valued at lower of cost or fair value.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation." The Statement requires that compensation expense related to stock options be based on the estimated fair value at the grant date. This differs from the current method which measures compensation as the difference between the share price and the exercise price of the option at the grant date. The Statement allows compensation in the Statement of Income to be measured either using the new method or the current method. If the current method is used, then a corporation must disclose in a footnote what the pro forma net income and earnings per share would have been if Statement No. 123 was implemented. The Statement is effective for the 1996 annual report. The Corporation will likely choose to disclose the impact in a footnote.

The Corporation is evaluating a plan to increase its branch office network in York County by as many as three newly constructed offices in 1996. The new sites would target high growth areas in the immediate market. Construction would be funded out of operations. The expanded branch network would provide for continued deposit growth.









Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


LIQUIDITY
The primary purpose of asset/liability management is to maintain adequate liquidity and a desired balance between interest sensitive assets and liabilities. Liquidity management focuses on the ability to meet the cash flow requirements of customers wanting to withdraw or borrow funds for their personal or business needs. Interest rate sensitivity management focuses on consistent growth of net interest income in times of fluctuating interest rates. The management of liquidity and interest rate sensitivity must be coordinated since decisions involving one may influence the other.

Liquidity needs can be met by either reducing assets or increasing liabilities. Sources of asset liquidity include short-term investments, maturing and repaying loans and monthly cash flows from mortgage-backed securities and collateralized mortgage obligations. The loan portfolio provides an additional source of liquidity due to the Corporation's participation in the secondary mortgage market. In addition to monthly cash flows from certain investment securities, the Corporation designates a substantial portion of its investment portfolio as available-for-sale. At December 31, 1995, this segment of the portfolio totaled $62,901,000, or 68.5%.

Liquidity needs can be met by attracting deposits with competitive rates, using repurchase agreements, buying federal funds or utilizing the facilities of the Federal Reserve or the Federal Home Loan Bank of Pittsburgh. The Corporation maintains informal borrowing arrangements with several correspondent banks to purchase overnight federal funds. A formal arrangement with the Federal Home Loan Bank allows the Corporation to borrow short and intermediate advances up to approximately 80% of its investment in assets secured by one to four family residential real estate. The maximum borrowings under this agreement at December 31, 1995 were $114,302,000, of which $24,600,000, or 21.5% was borrowed. The ability to renew funding sources depends on the financial institution's strength, asset portfolio, diversity of depositors and types of deposit instruments offered.

Liquidity can be further analyzed by using the Statement of Cash Flows. Cash and cash equivalents increased $6,263,000 during 1995. Cash used in investing activities was $22,385,000 primarily as a result of a $25,952,000 increase in net loans. Funds were also required for $1,416,000 of capital expenditures and a $1,285,000 investment in a low-income housing partnership. Investment securities provided some of the required funding needed as proceeds from sales and maturities exceeded purchases by $6,154,000. Cash provided by financing activities was $22,772,000. Net deposits provided most of the cash by growing $23,460,000. A decrease in overnight borrowings was offset by an increase in other borrowings. Cash flows from operating activities provided the remainder of the increase in cash and cash equivalents by growing $5,876,000. The significant components of operating activities are net income and the add-back of noncash expenses like depreciation and provision for loan losses.

INTEREST RATE SENSITIVITY MANAGEMENT
Interest rate sensitivity management focuses on minimizing interest rate risk. Interest rate risk arises when earning assets and their supporting liabilities are priced at different rates or in different pricing periods during changing market conditions. An interest rate sensitivity "gap" is a measure of the net dollar exposure at a given time for various repricing periods.





Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


INTEREST RATE SENSITIVITY MANAGEMENT(continued)
The following table illustrates the Corporation's cumulative gap position within one year of $41,494,000 or 10.8% liability sensitive at December 31, 1995:
                                      0-1        1-5        Over
(in thousands)                        Year      Years     5 Years     Total
Money market investments ........    $1,353         $0         $0    $1,353
Investment securities ...........    45,834     31,564     13,630    91,028
Loans ...........................   136,717     81,687     37,001   255,405
Rate sensitive assets ...........  $183,904   $113,251    $50,631  $347,786

Interesting-bearing deposits ....  $198,307    $51,252    $22,940  $272,499
Short-term borrowings ...........     7,302          0          0     7,302
Long-term borrowings ............    19,789      9,931        452    30,172
Rate sensitive liabilities ......  $225,398    $61,183    $23,392  $309,973
Interest sensitivity gaps:
Gap for period ..................  $-41,494    $52,068    $27,239   $37,813
Cumulative gap ..................  $-41,494    $10,574    $37,813
Cumulative gap as a percentage
 of total assets ................   -10.84%      2.76%      9.88%

The cumulative gap position can be misleading since many repriceable interest-bearing deposit liabilities are not as sensitive to interest rate movements as the repriceable assets which they help fund. While these deposits provide excellent liquidity, they present interest rate risk in a downward moving rate environment. The Corporation mitigates some of this risk through variable rate borrowings from the Federal Home Loan Bank. Management monitors interest rate risk through quarterly computer simulations of net interest income in both rising and falling interest rate cycles. These simulations consistently demonstrate the Corporation's asset sensitivity which is further confirmed by the widening of the net interest spread during the last two years while interest rates rose. The interest rate risk is within the tolerance limits established by management.

The table includes prepayment assumptions for mortgage-backed securities and collateralized mortgage obligations based on recent prepayment experience. A prepayment rate of 10.0% was used on fixed rate mortgages. Investment securities are shown at amortized cost. Scheduled amortization is assumed for all other loans. In addition, passbook savings accounts are considered core deposits. A 4.25% annual decay rate was assumed based on historical experience which allocated the majority of the balance in the over five year category.

Effective asset/liability management also considers the effects of changing market prices on investment values. As a financial institution, a large portion of the Corporation's assets are monetary in nature and subject to an increase/decrease in purchasing power during periods of deflation/inflation.
The gain/loss in purchasing power on these assets is primarily affected by the degree of change in their interest rate spread relationships and, accordingly, is a function of the level and magnitude of interest rate movements. Minimizing the effects of inflation on investment values is necessary in the management of interest rate risk.








Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


CAPITAL
Total shareholders' equity increased $5,197,000, or 17.5%, in 1995. The increase included a $2,239,000 increase in the fair value of investment securities available-for-sale. In accordance with recently adopted accounting standards, unrealized gains and losses are shown net of tax in shareholders' equity. Not including the changes from fair value, equity increased $2,958,000, or 10.0%.

Newly generated capital can result from both internal and external sources. The majority of the Corporation's capital is generated internally. A measure of internal capital generation is the percentage of return on average equity times the percentage of earnings retained. The return on average equity was 13.0% for 1995 and 12.8% for 1994. Total cash dividends declared in 1995 represented 32.9% of net income, as compared to 30.7% in 1994. The resulting internal capital growth percentage was 8.7% in 1995 and in 1994. The percentage of average shareholders' equity to average total assets was 8.9% in 1995 and in 1994, indicative of a strong capital base. All of the above calculations involving average equity included an average loss on available-for-sale investment securities of $408,000 in 1995 and $554,000 in 1994.

The Federal Reserve Board implemented risk-based capital guidelines for bank holding companies in 1989. The guidelines establish a systematic framework making capital requirements more sensitive to differences in risk structure among banking organizations. The regulations require banking organizations to maintain capital equivalent to 8.0% of risk weighted assets, at least half of which must be common equity. Capital is divided into two tiers. Tier I capital includes common stock, additional paid-in capital and retained earnings. Tier II includes the allowance for loan losses up to a maximum of 1.25% of risk adjusted assets. In addition to the risk-based capital requirements, regulations require a minimum leverage ratio of 3.0% to 5.0% depending on the strength of the organization. The leverage ratio divides Tier I capital by total assets.

The following table shows that the Corporation exceeds all minimum capital standards:
                                                       December 31,
                                                     1995        1994
Tier I -- Total qualified shareholders' equity .    $34,397     $31,439
Tier II -- Allowance for loan losses ...........      2,937       2,638
  Total risk-based capital .....................    $37,334     $34,077

Risk-adjusted on-balance sheet assets ..........   $254,899    $232,425
Risk-adjusted off-balance sheet exposure .......     10,421      11,005
  Total risk-adjusted assets ...................   $265,320    $243,430

Ratios:
  Tier I risk-based capital ratio ..............       13.0%       12.9%
  Minimum required for December 31, ............        4.0%        4.0%

  Total risk-based capital ratio ...............       14.1%       14.0%
  Minimum required for December 31, ............        8.0%        8.0%

  Tier I leverage ratio ........................        9.0%        8.9%
  Minimum required .............................        4.0%        4.0%




Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

FINANCIAL CONDITION
The Corporation functions as a financial intermediary and, therefore, its financial condition and progress may be examined in terms of trends in its sources and uses of funds. The following comparison of average daily balances indicates how the Corporation has generated and employed its funds:

                                      1995                      1994            1993
                          Average   Increase        Average   Increase        Average
(in thousands)            Balance  (Decrease)   %   Balance  (Decrease)   %   Balance
Funding uses:
  Money market
   investments ..........   $1,518     $-471 -23.7%   $1,989    $  261  15.1%   $1,728
  Investment securities .   95,083    -1,405  -1.5%   96,488    -2,443  -2.5%   98,931
  Loans (net) ...........  244,520    30,834  14.4%  213,686    17,911   9.1%  195,775
    Total interest-
     earning assets .....  341,121    28,958   9.3%  312,163    15,729   5.3%  296,434
  Noninterest-earning
   assets ...............   28,664     1,178   4.3%   27,486     8,782  47.0%   18,704
Total uses .............. $369,785 $  30,136   8.9% $339,649   $24,511   7.8% $315,138

Funding sources:
  Demand deposits .......  $36,768     $-669  -1.8%  $37,437    $3,639  10.8%  $33,798
  Savings deposits ......   69,604   -11,839 -14.5%   81,443     1,598   2.0%   79,845
  Time deposits .........  157,572    28,834  22.4%  128,738     7,706   6.4%  121,032
  Short-term borrowings .    7,530     3,107  70.2%    4,423      -755 -14.6%    5,178
  Long-term borrowings ..   29,050     5,946  25.7%   23,104     5,479  31.1%   17,625
    Total interest-
     bearing liabilities   300,524    25,379   9.2%  275,145    17,667   6.9%  257,478
  Demand deposits .......   32,248       252   0.8%   31,996     4,521  16.5%   27,475
  Other liabilities .....    4,190     1,220  41.1%    2,970       164   5.8%    2,806
  Shareholders' equity ..   32,823     3,285  11.1%   29,538     2,159   7.9%   27,379
Total sources ........... $369,785 $  30,136   8.9% $339,649  $ 24,511   7.8% $315,138

Total average assets were $369,785,000, representing a $30,136,000, or 8.9%, increase from 1994. Loans accounted for the growth in assets. The Corporation continued to experience strong commercial and commercial mortgage demand causing the combined average to increase $19,680,000. Despite consumer loan balances remaining nearly unchanged in 1995, the growth experienced throughout 1994 caused the average to increase $7,412,000. Lower long-term interest rates in the later half of 1995 fueled demand for residential mortgages and caused the average to increase $3,707,000.

Average total deposits grew $16,578,000 during 1995, funding 55.0% of the increase in assets. A successful first quarter certificate of deposit promotion helped increase average time deposits. The Corporation continued to experience a shifting of savings deposits into higher yielding time deposits. With the introduction of a new checking account product late in 1995, the Corporation expects to reverse the decline in average demand and savings deposits. The remaining assets were funded with a combination of short and long-term borrowings and an increase in shareholders' equity.











Drovers Bancshares Corporation and Subsidiaries

AVERAGE BALANCES AND RATES
                                            1995                       1994                       1993
                                  Average           Average  Average           Average  Average          Average
(in thousands)                    Balance Interest    Rate   Balance Interest    Rate   Balance Interest   Rate
ASSETS
Interest-earning assets:
  Interest-bearing deposits
    with banks .................   $1,518      $94    6.19%   $1,930      $68    3.52%   $  962     $ 31    3.22%
  Federal funds sold ...........        0        0    0.00%       59        2    3.39%      766       23    3.00%
  Taxable investment
    securities .................   76,251    5,004    6.56%   78,218    4,539    5.80%   78,984    4,723    5.98%
  Equity securities ............    2,930      176    6.01%    2,242      120    5.35%    2,448      169    6.90%
  Tax-exempt investment
    securities .................   15,902    1,057    6.65%   16,028    1,124    7.01%   17,499    1,269    7.25%
  Loans ........................  244,520   21,722    8.88%  213,686   17,447    8.16%  195,775   16,230    8.29%
        TOTAL ..................  341,121 $ 28,053    8.22%  312,163 $ 23,300    7.46%  296,434  $22,445    7.57%
Noninterest-earning assets .....   28,664                     27,486                     18,704
TOTAL ASSETS ................... $369,785                   $339,649                   $315,138
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Demand deposits ..............  $36,768     $662    1.80%  $37,437     $659    1.76%  $33,798     $812    2.40%
  Savings deposits .............   69,604    1,890    2.72%   81,443    2,086    2.56%   79,845    2,295    2.87%
  Time deposits ................  157,572    8,706    5.53%  128,738    6,076    4.72%  121,032    6,045    4.99%
  Short-term borrowings ........    7,530      422    5.60%    4,423      227    5.13%    5,178      161    3.11%
  Long-term borrowings .........   29,050    1,849    6.36%   23,104    1,358    5.88%   17,625      933    5.29%
        TOTAL ..................  300,524 $ 13,529    4.50%  275,145 $ 10,406    3.78%  257,478  $10,246    3.98%
Noninterest-bearing liabilities:
  Demand deposits ..............   32,248                     31,996                     27,475
  Other liabilities ............    4,190                      2,970                      2,806
  Shareholders' equity .........   32,823                     29,538                     27,379
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY ......... $369,785                   $339,649                   $315,138
NET INTEREST SPREAD ............                      3.72%                      3.68%                      3.59%
INTEREST EXPENSE AS A
  PERCENT OF EARNING ASSETS ....                      3.97%                      3.33%                      3.46%
NET INTEREST INCOME MARGIN .....          $ 14,524    4.26%          $ 12,894    4.13%          $ 12,199    4.11%

Average nonaccrual loans included in average loans for 1995, 1994 and 1993 were $592,000, $507,000 and $393,000, respectively.








Drovers Bancshares Corporation

ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION
(dollar amounts in thousands,
 except per share data)                         1995        1994        1993        1992        1991
BALANCE SHEET DATA AT DECEMBER 31,
Assets ....................................   $382,791    $352,287    $320,851    $308,319    $276,537
Investment securities .....................     91,823      94,359      85,836      99,011      86,054
Net loans .................................    252,468     226,737     206,614     181,056     166,691
Deposits ..................................    306,653     283,173     265,917     256,806     243,717
Shareholders' equity ......................     34,921      29,724      29,249      25,554      23,377

Total average assets ......................    369,785     339,649     315,138     288,792     266,000
Total average shareholders' equity ........     32,823      29,538      27,379      24,570      22,507

INCOME DATA
Interest income ...........................    $28,053     $23,300     $22,445     $22,490     $23,651
Interest expense ..........................     13,529      10,406      10,246      11,363      13,561
  Net interest income .....................     14,524      12,894      12,199      11,127      10,090
Provision for loan losses .................        501         382         447         552         568
  Net interest income after
    provision for loan losses .............     14,023      12,512      11,752      10,575       9,522
Other income ..............................      2,731       2,427       2,511       2,173       1,648
Securities gains (losses) .................        106          30         140          43          67
Other expenses and income taxes ...........     12,579      11,200      10,892       9,594       8,574
Income before cumulative effect of change
    in accounting for income taxes ........      4,281       3,769       3,511       3,197       2,663
Cumulative effect of change in accounting
    for income taxes ......................          0           0         352           0           0
Net income ................................      4,281       3,769       3,863       3,197       2,663
Dividends paid ............................      1,407       1,156       1,080       1,019       1,003

RATIOS
Return on average assets ..................       1.16%       1.11%       1.23%       1.11%       1.00%
Return on average equity ..................      13.04%      12.76%      14.11%      13.01%      11.83%
Equity to assets (year-end) ...............       9.12%       8.44%       9.12%       8.29%       8.45%
Net loans to deposits (year-end) ..........      82.33%      80.07%      77.70%      70.50%      68.40%
Dividend payout ...........................      32.87%      30.67%      27.96%      31.87%      37.66%

PER SHARE DATA*
Net income ................................      $1.91       $1.69       $1.75       $1.45       $1.21
Cash dividends ............................       0.63        0.52        0.49        0.46        0.46
Book value (year-end) .....................      15.58       13.29       13.22       11.60       10.61
Weighted average number of
  shares outstanding ......................  2,240,702   2,224,260   2,206,881   2,202,300   2,201,323
Stock dividends declared ..................          7%         25%          5%          0%          0%
* Per share figures are based on weighted average shares outstanding for the respective years as restated after giving effect to stock dividends.  41
Drovers Bancshares Corporation
ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION (Continued)

(dollar amounts in thousands,
 except per share data)                         1990        1989        1988        1987        1986        1985
BALANCE SHEET DATA AT DECEMBER 31,
Assets ....................................   $253,324    $240,886    $236,007    $221,224    $201,514    $191,920
Investment securities .....................     66,222      63,682      68,556      56,434      62,313      73,206
Net loans .................................    164,063     150,880     137,094     142,728     115,728     103,815
Deposits ..................................    227,916     216,532     213,249     196,888     180,421     172,425
Shareholders' equity ......................     21,715      20,321      19,042      17,785      16,291      14,856

Total average assets ......................    247,502     234,210     223,991     208,200     192,824     180,869
Total average shareholders' equity ........     21,085      20,152      18,641      17,145      15,758      14,384

INCOME DATA
Interest income ...........................    $23,290     $21,829     $19,608      18,687      18,929      18,865
Interest expense ..........................     14,106      13,334      11,814      10,893      11,429      11,933
  Net interest income .....................      9,184       8,495       7,794       7,794       7,500       6,932
Provision for loan losses .................        416         365           0          34         495         210
  Net interest income after
    provision for loan losses .............      8,768       8,130       7,794       7,760       7,005       6,722
Other income ..............................      1,280       1,167       1,065         962         861         862
Securities gains (losses) .................        101          76          50           4         (40)       (486)
Other expenses and income taxes ...........      7,853       7,221       6,907       6,701       5,818       5,346
Income before cumulative effect of change
    in accounting for income taxes ........      2,296       2,152       2,002       2,025       2,008       1,752
Cumulative effect of change in accounting
    for income taxes ......................          0           0           0           0           0           0
Net income ................................      2,296       2,152       2,002       2,025       2,008       1,752
Dividends paid ............................        930         875         776         687         640         597

RATIOS
Return on average assets ..................       0.93%       0.92%       0.89%       0.97%       1.04%       0.97%
Return on average equity ..................      10.89%      10.68%      10.74%      11.81%      12.74%      12.18%
Equity to assets (year-end) ...............       8.57%       8.44%       8.07%       8.04%       8.08%       7.74%
Net loans to deposits (year-end) ..........      71.98%      69.68%      64.29%      72.49%      64.14%      60.21%
Dividend payout ...........................      40.51%      40.66%      38.76%      33.93%      31.87%      34.08%

PER SHARE DATA*
Net income ................................      $1.04       $0.98       $0.91       $0.92       $0.92       $0.80
Cash dividends ............................       0.42        0.40        0.35        0.31        0.29        0.27
Book value (year-end) .....................       9.86        9.24        8.65        8.09        7.45        6.81
Weighted average number of
  shares outstanding ......................  2,200,851   2,199,935   2,199,268   2,193,954   2,183,703   2,179,998
Stock dividends declared ..................         50%          5%          5%         10%          7%          7%

* Per share figures are based on weighted average shares outstanding for the respective years as restated after giving effect to stock dividends. 42