Form 10-K, Exhibit 13
period 1996-12-31
DROVERS BANCSHARES CORP
filed 1997-03-27
CIK 703109

EXHIBIT 13.  Annual Report to Shareholders - Electronic copy
Drovers Bancshares Corporation and Subsidiaries

This document contains excerpts of the annual report referenced in Form 10-K.

CONTENTS
Cross Reference for electronic filing/hard copy

                                                        Electronic  Hard
                                                           Copy     Copy
Consolidated Financial Highlights..........................  2  ....   1
Common Stock Market Prices and Dividends...................  3  ....   1
Eleven-Year Summary of Selected Financial Information...... 41  ....  10
Consolidated Statements of Condition.......................  4  ....  13
Consolidated Statements of Income..........................  5  ....  14
Consolidated Statements of Changes in Shareholders' Equity.  6  ....  15
Consolidated Statements of Cash Flows......................  7  ....  16
Notes to Consolidated Financial Statements ................  8  ....  17
Report of Independent Certified Public Accountants ........ 28  ....  29
Management's Discussion and Analysis of Financial Condition
 and Results of Operations................................. 29  ....  30
Supplemental Financial Data ............................... 43  ....  38

Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED FINANCIAL HIGHLIGHTS
(All dollar amounts presented in thousands except per share data)

                                                  1996          1995    % Change
FINANCIAL POSITION AT DECEMBER 31,
Assets ..................................       $446,713      $382,791   16.70%
Net loans ...............................        279,987       252,468   10.90%
Deposits ................................        360,204       306,653   17.46%
Shareholders' equity ....................         38,092        34,921    9.08%

INCOME FOR THE YEAR
Interest income .........................        $30,055       $28,053    7.14%
Interest expense ........................         14,791        13,529    9.33%
Net interest income .....................         15,264        14,524    5.10%
Net income ..............................          4,849         4,281   13.27%

FINANCIAL RATIOS
Return on average assets ................          1.20%         1.16%    3.45%
Return on average shareholders' equity ..         13.31%        13.04%    2.07%

PER SHARE DATA*
Net income ..............................          $1.73         $1.53   13.07%
Cash dividends ..........................          $0.57         $0.50   14.00%
Book value (year-end) ...................         $13.56        $12.47    8.74%
Weighted average shares outstanding .....      2,806,920     2,800,878    0.22%
Number of shareholders ..................          1,417         1,373    3.20%

INVESTMENT SERVICES AND TRUST DIVISION
Fair value of trust assets administered .       $159,972      $134,364   19.06%

* Data adjusted for the 5 for 4 stock split in the form of a 25% stock dividend issued in 1996.


























Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED FINANCIAL HIGHLIGHTS

COMMON STOCK MARKET PRICES AND DIVIDENDS
The common stock of Drovers Bancshares Corporation is traded in the over-the-counter market by several brokers. Quotations as to bid and asked prices are published in the local newspaper. The quarterly year-to-date average shares outstanding and quarterly bid and asked prices were as follows:
                                                                    Cash
1996                            Bid**    Asked**     Shares*   Dividends Paid*
March 29 ..................    $20.00    $21.20     2,802,935         $0.14
June 28 ...................     21.10     21.60     2,804,523          0.14
September 30 ..............     22.25     24.25     2,806,157          0.15
December 31 ...............     20.75     21.50     2,806,920          0.15

1995
March 31 ..................    $16.80    $17.40     2,800,715         $0.11
June 30 ...................     17.00     17.60     2,800,823          0.13
September 29 ..............     17.60     18.60     2,800,859          0.13
December 29 ...............     19.00     19.00     2,800,878          0.14

* Data adjusted for the 5 for 4 split in the form of a 25% stock dividend issued in 1996 and the 7% stock dividend issued in 1995.

** Data adjusted for the 5 for 4 split in the form of a 25% stock dividend issued in 1996.

































Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CONDITION

                                                              December 31,
(in thousands)                                              1996      1995
ASSETS
Cash and due from banks ...............................   $17,512    $17,418
Money market investments ..............................       271      1,353
Investment securities (fair value $128,605 and $92,554)   128,082     91,823
Loans (net of unearned income of $3,494 and $4,425) ...   283,117    255,405
Reserve for loan losses ...............................     3,130      2,937
  Net loans ...........................................   279,987    252,468
Bank premises and equipment ...........................    14,007     13,880
Other assets ..........................................     6,854      5,849
TOTAL ASSETS ..........................................  $446,713   $382,791


LIABILITIES
Deposits:
  Noninterest-bearing .................................   $34,702    $34,154
  Interest-bearing ....................................   325,502    272,499
    Total deposits ....................................   360,204    306,653
Federal funds purchased and securities sold
  under agreements to repurchase ......................    15,254      7,302
Other borrowings.......................................    29,385     30,172
Other liabilities .....................................     3,778      3,743
TOTAL LIABILITIES .....................................   408,621    347,870
SHAREHOLDERS EQUITY
Common stock ($5 par value)10,000,000 shares authorized;
  issued and outstanding--2,809,180 shares in 1996
  and 2,240,775 in 1995 ...............................    14,046     11,204
Additional paid-in capital ............................    14,707     14,657
Retained earnings......................................     8,969      8,536
Unrealized holding gains on available-for sale
  securities ...............................                  370        524
TOTAL SHAREHOLDERS' EQUITY ............................    38,092     34,921
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............  $446,713   $382,791

See notes to consolidated financial statements.




















Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

                                                     Years Ended December 31,
(in thousands, except per share data)                1996      1995     1994
INTEREST INCOME
Interest and fees on loans ......................  $23,199   $21,722  $17,447
Interest on deposits with banks .................      155        94       68
Interest on federal funds sold ..................        0         0        2
Interest and dividends on investment securities:
  Taxable investment securities .................    5,492     5,004    4,539
  Equity securities .............................      336       176      120
  Tax-exempt investment securities ..............      873     1,057    1,124
    Total interest income .......................   30,055    28,053   23,300
INTEREST EXPENSE
Interest on deposits ............................   12,322    11,258    8,821
Federal funds purchased and securities sold
  under agreements to repurchase.................      584       422      227
Interest on borrowed funds ......................    1,885     1,849    1,358
    Total interest expense ......................   14,791    13,529   10,406
    Net interest income .........................   15,264    14,524   12,894
Provision for loan losses .......................      645       501      382
Net interest income after provision for loan
  losses ........................................   14,619    14,023   12,512
OTHER INCOME
Trust income  ...................................    1,020       924      834
Service charges on deposit accounts .............    1,199       982      917
Securities gains ................................      196       106       30
Net gains on loan sales .........................      390       278      253
Equity in losses of real estate ventures.........     -137       -64      -35
Other ...........................................      696       611      458
    Total other income ..........................    3,364     2,837    2,457
OTHER EXPENSES
Salaries and employee benefits ..................    6,818     6,426    6,031
Occupancy and premises ..........................      827       798      564
Furniture and equipment .........................      896       734      703
Marketing .......................................      627       389      323
FDIC insurance assessment .......................        2       331      610
Net cost of operation of other real estate ......       26         3      -11
Supplies ........................................      442       346      316
Other taxes .....................................      325       294      266
Other............................................    2,087     1,737    1,553
    Total other expenses ........................   12,050    11,058   10,355
Income before income taxes.......................    5,933     5,802    4,614
Applicable income taxes .........................    1,084     1,521      845
NET INCOME ......................................   $4,849    $4,281   $3,769

PER SHARE DATA
NET INCOME ......................................    $1.73     $1.53    $1.35
See notes to consolidated financial statements.









Drovers Bancshares Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                  Unrealized
                                                                    Gains
                                                                   (Losses)
                                               Additional         Available-  Minimum
(in thousands, except                  Common   Paid-in  Retained  for-Sale   Pension
   number of shares)          Shares    Stock   Capital  Earnings Securities Liability
BALANCE, JANUARY 1, 1994 .. 1,654,013  $8,270   $11,781   $8,462      $769     $-33
 Net income................                                3,769
 Cash dividends ...........                               -1,156
 25% stock dividend issued.   415,639    2078             -2,078
 Shares issued ............    20,913     105       208
 Change in unrealized
  holding losses on
  available-for-sale
  securities ..............                                         -2,484
 Change in minimum pension
  liability .......... ....                                                      33
BALANCE, DECEMBER 31, 1994. 2,090,565 $10,453   $11,989   $8,997   $-1,715      $ 0
 Net income ...............                                4,281
 Cash dividends ...........                               -1,407
 7% stock dividend issued..   146,590     733     2,602   -3,335
Shares issued .............     3,620      18        66
 Change in unrealized
  holding gains on
  available-for-sale
  securities...............                                          2,239
BALANCE, DECEMBER 31, 1995. 2,240,775 $11,204   $14,657   $8,536     $ 524      $ 0
 Net income ...............                                4,849
 Cash dividends ...........                               -1,606
 25% stock dividend issued.   561,919   2,810             -2,810
Shares issued .............     6,486      32        50
 Change in unrealized
  holding gains on
  available-for-sale
  securities...............                                           -154
BALANCE, DECEMBER 31, 1996. 2,809,180 $14,046   $14,707   $8,969     $ 370      $ 0

See notes to consolidated financial statements.















Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Years Ended December 31,
(in thousands)                                        1996     1995     1994
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ........................................  $4,849   $4,281   $3,769
Adjustments to reconcile net income to net cash
 from operating activities:
   Depreciation and amortization ..................   1,179      972      925
   Net amortization of investment
     security premiums ............................       3      105      187
   Provision for loan losses ......................     645      501      382
   Gain on sale of investment securities
     held-to-maturity .............................     -10      -59      -70
   (Gain) loss on sale of investment securities
     available-for-sale ...........................    -186      -47       40
   (Gain) loss on sale of fixed assets ............     -46        6        1
   Gain on sale of loans ..........................    -390     -278     -253
   (Gain) loss on sale of other real estate .......       2       -1      -11
   Net deferred loan fees .........................    -290       -2     -178
   Equity in losses of real estate ventures........     137       64       35
   Increase in interest/dividend receivable .......    -142     -224     -243
   Increase in other assets .......................  -1,007     -340     -186
   Increase in interest payable ...................     101      788      415
   Increase (decrease) in other liabilities .......     -83      116      -67
   Loans originated for sale ...................... -23,370        0        0
   Proceeds from sale of loans ....................  24,028        0        0
   (Increase) decrease in other noncash items .....       9       -6       -5
Net cash provided by operating activities .........   5,429    5,876    4,741

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales and maturities of investment
  securities held-to-maturity .....................   5,756    9,612    5,107
Proceeds from sales and maturities of investment
  securities available-for-sale ...................  26,931    7,795   20,159
Purchases of investment securities
  held-to-maturity ................................  -5,292   -2,223  -17,791
Purchases of investment securities available-
  for-sale ........................................ -63,694   -9,030  -19,919
Net increase in loans ............................. -28,316  -25,952  -20,074
Capital expenditures ..............................  -1,300   -1,416   -1,375
Proceeds from sale of fixed assets ................     108        8        1
Purchase of investment in real estate ventures.....       0   -1,285     -600
Proceeds from sale of other real estate ...........     203      106      153
Net cash used in investing activities ............. -65,604  -22,385  -34,339

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in demand deposits and
  savings .........................................  32,648   -3,441   -2,000
Net increase in certificates of deposit ...........  20,898   26,901   19,256
Net increase (decrease) in federal funds purchased
  and repurchase agreements .......................   7,952  -10,825   14,592
Payments made for capital leases ..................     -30      -26      -23
Net increase (decrease) in other borrowings .......    -758   11,486   -1,138
Proceeds from issuance of common stock ............      83       84      313
Dividends paid ....................................  -1,606   -1,407   -1,156
Net cash provided by financing activities .........  59,187   22,772   29,844
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS.    -988    6,263      246
CASH & CASH EQUIVALENTS AT JANUARY 1, .............  18,771   12,508   12,262
CASH & CASH EQUIVALENTS AT DECEMBER 31, ........... $17,783  $18,771  $12,508

See notes to consolidated financial statements.
























































Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

BASIS OF PRESENTATION:
The consolidated financial statements include the accounts of all subsidiaries, including The Drovers & Mechanics Bank, 96 South George Street, Inc. and Drovers Realty Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Income and expenses are recorded on the accrual basis of accounting except for trust and certain other fees which are recorded principally on the cash basis, which does not differ materially from the accrual basis. Production costs of advertising are expensed when advertising begins.

STATEMENTS OF CASH FLOWS:
For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

INVESTMENT SECURITIES:
The Corporation accounts for investment securities in accordance with Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Statement requires each debt and equity security to be classified into one of three categories: held-to-maturity, available-for-sale or trading. Investments in debt securities which the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity. These securities are accounted for at amortized cost. Other securities are classified as available-for- sale. Differences between the amortized cost and fair value are considered an unrealized holding gain or loss and are shown net of taxes in Shareholders' Equity. The Corporation classified no securities as trading at December 31, 1996 or 1995. Such securities would be bought principally for the purpose of selling them in the near term. Management reassesses the appropriateness of the classifications each quarter. The Corporation did not reclassify any securities from held-to-maturity to available- for-sale as permitted by the Financial Accounting Standards Board in December 1995. The Corporation calculates amortization and accretion using the straight-line method which does not differ materially from the interest method. Security gains and losses are determined using the specific identification method.







Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

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

Loans are generally placed on a nonaccrual basis when principal or interest is past due90 days or more and when, in the opinion of management, full collection of principal or interest is unlikely. At the time a loan is placed on nonaccrual status, the accrual of interest is discontinued. Income on such loans is then recognized only to the extent of cash received. When prospects of recovery of the loan principal have significantly diminished, the loan is charged against the reserve for loan losses and any subsequent recoveries are credited to the reserve account.

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

Beginning January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under the Standard, the allowance for credit losses related to loans that are identified for evaluation in accordance with Statement No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of collateral for certain collateral dependent loans. The fair value of collateral is used whenever the collateral value is substantial in comparison to the loan balance. Loans are deemed impaired when it is probable that the Corporation will be unable to collect all amounts due in accordance with the terms of the loan agreement. Loans are identified as impaired through various means including a formal loan review process, quarterly review of loan loss reserve adequacy, past due listings and watch lists. Statement No. 114 excludes large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment.






Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
MORTGAGE SERVICING RIGHTS:
Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards No. 122 (SFAS No. 122), "Accounting for Mortgage Servicing Rights." Statement No. 122 requires mortgage servicers that sell loans and retain servicing rights to allocate the total cost of the loans between the servicing rights and loans based on fair value. The mortgage servicing rights are amortized, using the straight- line method, over the expected life of the serviced loans. The Corporation evaluates the fair value of the rights each quarter and recognizes impairment immediately if it occurs. The Corporation uses quoted market prices to determine fair value. Mortgage servicing rights are stratified based on original term and date of origination. This Standard only affects loans sold after December 31, 1995. In addition, any mortgages designated as held-for-sale are valued at the lower of cost or fair value. The Corporation uses quoted market prices and evaluates the loans on an individual loan basis. Mortgage loans that the Corporation has both the ability and intent to hold for the foreseeable future or until maturity are classified as a long-term investment.

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













Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
PER SHARE DATA:
Primary earnings per common share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during each period.

NOTE 2 - CASH AND DUE FROM BANKS
The subsidiary Bank of the Corporation maintains average reserve balances to comply with Federal Reserve Bank guidelines. Reserve balances are based on
outstanding  deposits and consist primarily of vault cash.    These reserves
were $7,025,000 and  $6,433,000 at December 31, 1996 and 1995, respectively.
Average required reserves during 1996 and 1995 were $6,366,000 and $5,225,000, respectively.

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
                                                               1996     1995
Commitments to extend credit (legally binding) ............  $72,119  $64,912
Standby letters of credit and financial guarantees ........   $4,619   $5,823

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



Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

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

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES
Money market investments are stated at cost, which approximates fair value. Money market investments as of December 31, 1996 and 1995 were $271,000 and $1,353,000, respectively. All money market investments were in the form of interest-bearing deposits with other financial institutions.

The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1996 were as follows:
                                                 Gross      Gross
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......    $1,000        $23         $0  $1,023
Obligations of states and political
   subdivisions ...................    14,748        496         22  15,222
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    12,780        175        149  12,806
Total investment securities .......   $28,528      $ 694      $ 171 $29,051














Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, (continued)
The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1996 were as follows:
                                                 Gross      Gross
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......   $24,338       $108        $58 $24,388
Obligations of states and political
   subdivisions ...................     3,697         22          2   3,717
Corporate obligations .............       500          0          0     500
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    62,482        465        229  62,718
Total debt securities .............    91,017        595        289  91,323
Equity securities .................     7,976        255          0   8,231
Total investment securities .......   $98,993      $ 850      $ 289 $99,554

The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.
                                         Held-to-Maturity   Available-for-Sale
                                      Amortized     Fair    Amortized   Fair
                                         Cost       Value      Cost     Value
Due in one year or less .............      $860       $864     $5,038   $5,011
Due after one year through five years     6,198      6,554     18,090   18,166
Due after five years
 through ten years ..................     2,811      2,925      3,887    3,905
Due after ten years .................     5,879      5,902      1,520    1,523
                                         15,748     16,245     28,535   28,605
Mortgage-backed securities and
   collateralized mortgage
   obligations ......................    12,780     12,806     62,482   62,718
Total debt securities ...............   $28,528    $29,051    $91,017  $91,323




















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, (continued)
The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1995 were as follows:
                                                 Gross      Gross
                                    Amortized Unrealized Unrealized  Fair
                                       Cost      Gains      Losses   Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......    $1,000        $50        $0  $1,050
Obligations of states and political
   subdivisions ...................    11,421        667         8  12,080
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    16,501        217       195  16,523
Total investment securities .......   $28,922      $ 934     $ 203 $29,653

The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1995 were as follows:
                                                 Gross      Gross
                                    Amortized Unrealized Unrealized  Fair
                                       Cost      Gains      Losses   Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......   $16,882       $220       $53 $17,049
Obligations of states and political
   subdivisions ...................     3,047         23         2   3,068
Corporate obligations..............     1,768         16         2   1,782
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    37,682        678       161  38,199
Total debt securities .............    59,379        937       218  60,098
Equity securities .................     2,727         78         2   2,803
Total investment securities .......   $62,106     $1,015      $220 $62,901

Proceeds from sales of investment securities classified as available-for-sale during 1996, 1995 and 1994 were $14,560,000, $109,000 and $7,190,000, respectively. Gross realized gains during 1996, 1995, and 1994 were $293,000, $47,000 and $52,000, respectively. Gross realized losses during 1996, 1995 and 1994 were $108,000, $0 and $92,000, respectively.

No held-to-maturity investment securities were sold during 1996, 1995 or 1994, however, gains were recognized on securities with call options exercised by the issuer. Realized gains were $11,000, $59,000 and $70,000 in 1996, 1995 and
1994, respectively.












Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, (continued)
At December 31, 1996 and 1995, assets with a carrying value of $46,347,000 and $27,078,000, respectively, were pledged as required or permitted by law to secure certain public and trust deposits and repurchase agreements. The aggregate book value of debt securities from a single issuer did not exceed 10% of stockholders' equity at December 31, 1996 or 1995.

NOTE 7 - LOANS AND RESERVE FOR LOAN LOSSES
Loans were comprised of the following as of December 31:
                                                      1996      1995
Commercial, financial and industrial loans......    $72,828   $66,840
Real estate mortgage loans:
  Real estate construction-related .............      8,908     5,910
  Real estate mortgage loans secured by 1-4
   family residential properties ...............     98,559    91,262
  Other real estate ............................     68,637    49,903
Total real estate mortgage loans ...............    176,104   147,075
Consumer loans:
  Monthly payment ..............................     32,616    39,987
  Other revolving credit .......................      1,543     1,494
Total consumer loans ...........................     34,159    41,481
Other ..........................................         26         9
Total loans ....................................   $283,117  $255,405

Changes in the reserve for loan losses for the years ended December 31, were as follows:
                                                1996         1995      1994
Balance, beginning of year ............        $2,937       $2,638    $2,332
Provision for loan losses .............           645          501       382
Loans charged-off:
  Commercial, financial and industrial.            25           31        19
  Real estate .........................           215           45         0
  Consumer ............................           369          257       157
Total loans charged-off ...............           609          333       176
Recoveries:
  Commercial, financial and industrial.             6           11         0
  Real estate .........................            36            0         6
  Consumer ............................           115          120        94
Total recoveries ......................           157          131       100
Balance, end of year ..................        $3,130      $ 2,937   $ 2,638
















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 7 - LOANS AND RESERVE FOR LOAN LOSSES, (continued)
Nonaccrual loans were $615,000, $934,000 and $416,000 at December 31, 1996, 1995
and 1994, respectively. If interest due on all nonaccrual loans had been accrued at the original contract rates, it is estimated that income before taxes would have been greater by $37,000, $34,000 and $14,000 at December 31, 1996, 1995 and 1994, respectively. Accruing loans which were contractually past due 90 days or more were $0, $9,000 and $6,000 at December 31, 1996, 1995 and 1994,
respectively.

The total recorded investment in impaired loans was $2,682,000 and $851,000 at December 31, 1996 and 1995, respectively. The amount of the recorded investments for which there is a related allowance is $0. Loans classified as impaired as a result of troubled debt restructurings which are in compliance with modified terms recognize interest under the accrual method of accounting. Interest on all other impaired loans is recognized on the accrual method of accounting until principal or interest is past due 90 days or more and when full principal or interest is unlikely. At that time the loans would be placed on nonaccrual status. The average recorded investment in impaired loans during 1996 and 1995 was $1,764,000 and $880,000, respectively. The Corporation recognized interest income on impaired loans of $193,000 in 1996 and $70,000 in 1995. Interest income recognized on a cash basis would have been $214,000 in 1996 and $70,000 in 1995.

The Corporation's banking subsidiary has granted loans to officers, directors and their associates. Related party loans are made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not represent more than a normal risk of collection. The aggregate dollar amounts of the loans were $13,017,000 and $14,155,000 at December 31, 1996 and 1995, respectively. During
1996, $21,686,000 of new loans were made to related parties and repayments totaled $22,824,000.

Residential mortgage loans with a book value of $4,194,000 and $2,499,000 were committed for sale and awaiting settlement at December 31, 1996 and 1995, respectively. The cumulative market value exceeded the book value of these loans.




















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 8 - PREMISES AND EQUIPMENT
Premises and equipment were comprised of the following as of December 31:
                                                             1996      1995
Land and land improvements .............................    $1,111    $1,149
Buildings ..............................................    10,934    11,884
Capitalized leased premises and equipment ..............       442       442
Furniture and equipment ................................     9,552     7,638
                                                            22,039    21,113
Less accumulated depreciation ..........................     8,032     7,233
Total bank premises and equipment ......................   $14,007   $13,880

Provisions for depreciation charged to operating expenses were $1,110,000, $972,000 and $925,000 for 1996, 1995 and 1994, respectively.

NOTE 9 - MORTGAGE SERVICING RIGHTS
The Corporation capitalized $176,000 in mortgage servicing rights during 1996 and amortized $18,000. The cost basis of the rights at December 31, 1996 was $158,000. The estimated fair value was $213,000.

NOTE 10 - INVESTMENT IN REAL ESTATE VENTURES
The Drovers & Mechanics Bank, a wholly-owned subsidiary of Drovers Bancshares Corporation, is the sole limited partner in two ventures to renovate and operate apartment buildings. The first building opened in 1994. The second opened in March 1996. Both buildings provide low-income housing to qualified families. The investments are accounted for under the equity method of accounting. The combined carrying values of the investments at December 31, 1996 and 1995 were $2,391,000 and $2,527,000, respectively.

NOTE 11 - TIME DEPOSITS
At December 31, 1996 and 1995, time deposits of $100,000 or more aggregated $18,002,000 and $16,191,000, respectively. Interest expense on these time deposits amounted to approximately $1,010,000 in 1996, $902,000 in 1995 and $582,000 in 1994.























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 12 - OTHER BORROWINGS AND LEASE COMMITMENTS
                                                               1996    1995
Notes payable to FHLB Pittsburgh:
  Due 1996, 5.97% - 6.10% ..................................      $0  $2,100
  Due 1996, variable .......................................       0  13,500
  Due 1997, 6.50% ..........................................   1,000   1,000
  Due 1997, variable .......................................   5,000       0
  Due 1998, 5.43% - 6.72% ..................................   3,500   3,500
  Due 1998, variable .......................................  10,000       0
  Due 2000, 6.01% ..........................................     100     100
  Due 2000, variable .......................................   4,000   4,000
  Due 2003, 6.40% ..........................................     400     400

Note payable to CoreStates Financial Corp:
  Due 2003, 6.95% ..........................................   5,157   5,314
                                                              29,157  29,914
Capital lease obligations ..................................     228     258
                                                             $29,385 $30,172

The Federal Home Loan Bank of Pittsburgh (FHLB) notes payable are secured by FHLB stock, deposits held by the FHLB and other mortgage collateral. The interest rates on the variable notes reprices quarterly or more frequently and are based on LIBOR or prime. The Corporation also maintains a credit line with the FHLB secured by the same collateral. The amounts of notes payable and capital leases maturing in the years ended December 31, 1997 through 2001 are as follows: $6,205,000; $13,722,000, $242,000; $4,363,000 and $265,000,
respectively.

The CoreStates note payable is secured by a mortgage on the 96 South George Street office building. The note is payable in monthly installments based on a twenty-year amortization. The interest rate is fixed until 1998.

At December 31, 1996 and 1995, the Corporation and its subsidiaries were obligated under noncancelable leases for premises and equipment. The terms include various renewal options and provide for rental increases based upon predetermined factors. The rental expense under such leases amounted to $164,000 in 1996, $143,000 in 1995 and $128,000 in 1994.



















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued):

NOTE 12 - OTHER BORROWINGS AND LEASE COMMITMENTS (continued)
Future minimum rental payments under capital leases and noncancelable operating leases with terms of one year or more at December 31, 1996 were:
                                                           Capital Operating
                                                            Leases   Leases
1997 .....................................................     $66      $242
1998 .....................................................      66       242
1999 .....................................................      66       192
2000 .....................................................      66       127
2001 .....................................................      46        89
Thereafter ...............................................      11       629
Total future minimum rental payments .....................     321    $1,521
Less interest ............................................      93
Present value of minimum rental payments .................   $ 228


NOTE 13 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies.
However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The information presented is based on pertinent information available to management as of December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time and current estimated fair value of these financial instruments may have changed significantly.






















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 13 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS, (continued)
                                         1996                1995
                                           Estimated           Estimated
                                  Carrying    Fair    Carrying     Fair
                                   Amount     Value    Amount     Value
FINANCIAL ASSETS:
 Cash and short-term investments   $17,783   $17,783   $18,771   $18,771
 Investment securities .........   128,082   128,605    91,823    92,554
 Net loans .....................   279,987   280,855   252,468   255,513
 Interest receivable ...........     2,157     2,157     2,015     2,015
FINANCIAL LIABILITIES:
 Demand and savings deposits ...   174,752   174,752   142,328   142,328
 Time deposits .................   185,452   185,005   164,325   164,663
 Federal funds purchased and
   securities sold under
   agreement to repurchase .....    15,254    15,254     7,302     7,302
 Notes payable .................    29,157    29,157    29,914    30,005
 Interest payable ..............     2,414     2,414     2,333     2,333

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

There is no material difference between the notional amount and the estimated fair value of off-balance sheet items which total $76,738,000. Off-balance sheet items are primarily comprised of unfunded loan commitments, which are generally priced at market at the time of funding.















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 14 - INCOME TAXES
Total income tax expense for the year ended December 31, 1996, 1995 and 1994 was allocated as follows:
                                                        1996    1995    1994
Income from continuing operations ...................  $1,084  $1,521    $845
Shareholders' equity, for minimum pension
   liability adjustment .............................       0       0      17
Shareholders' equity, for unrealized holding
  gains (losses) for available-for-sale securities ..     -79   1,154  -1,280
Total income tax expense ............................  $1,005  $2,675  $- 418

Income tax expense attributable to income from continuing operations consists of the following at December 31,
                                                 1996      1995      1994
Currently payable ..........................    $1,145    $1,485    $  912
Deferred expense (benefit)..................       -61        36       -67
Income tax expense .........................    $1,084    $1,521    $  845

For the years ended December 31, the income tax expense attributable to income from continuing operations differed from the tax expense which would be computed by applying the Federal statutory rate to pretax earnings. The reasons for the differences were as follows:
                                         1996      1995      1994
Income before income tax ............   $5,933    $5,802    $4,614
Tax at federal income tax rate ......   $2,017    $1,973    $1,569
Differences resulting from:
 Effect of tax-exempt income ........     -256      -322      -357
 Historic and low income tax credits.     -633      -103      -353
 Other items, net ...................      -44       -27       -14
Applicable income tax ...............   $1,084    $1,521     $ 845


























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 14 - INCOME TAXES, (continued)
The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 1996 1995 and 1994 were as follows:
                                               1996    1995    1994
Excess provision for loan losses ...........   $-65   $-102   $-104
Deferred loan income .......................     57     111      61
Alternative minimum tax credit carryforward.   -133       0       0
Other items, net ...........................     80      27     -24
                                               $-61    $ 36    $-67

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below:
                                                       1996       1995
Deferred tax assets:
  Allowance for loan losses ....................       $772       $706
  Pension ......................................        214        224
  Alternative minimum tax credit carryforward ..        133          0
  Other ........................................         71         64
    Total gross deferred tax assets ............      1,190        994
Deferred tax liabilities:
  Bank premises and equipment ..................        437        414
  Unrealized holding gains on available-
    for-sale securities ........................        191        270
  Other ........................................        137         26
    Total gross deferred tax liabilities .......        765        710
Net deferred tax assets ........................      $ 425      $ 284

Federal income taxes on security gains were $67,000, $36,000 and $10,000 in 1996, 1995 and 1994, respectively.

Management believes the deferred tax asset is realizable since the Corporation has had a long history of strong earnings and has a carryback potential exceeding the deferred tax asset. Management is not aware of any evidence that would preclude the Corporation from ultimately realizing this asset.




















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 15 - NET INCOME PER SHARE
Net income per share is computed based on the weighted average number of shares of stock outstanding during each year, giving retroactive effect to a 25% and a 7% stock dividend issued in 1996 and 1995, respectively. The weighted average shares outstanding for the years ended December 31, were 2,806,920 in 1996; 2,800,878 in 1995; and 2,780,325 in 1994.

NOTE 16 - COMMON STOCK
The Board of Directors of the Corporation declared the following stock dividends which includes a 5 for 4 stock split in the form of a stock dividend during 1996:
                                                  1996     1995
Percentage ...................................     25%       7%
Record date ..................................  07-19-96 10-20-95
Payable date .................................  08-16-96 11-10-95

NOTE 17 - CASH FLOW DISCLOSURES
The Corporation paid interest and income taxes of $14,689,000 and $1,250,000 in 1996; $12,741,000 and $1,425,000 in 1995 and $9,991,000 and $985,000 in 1994,
respectively. Transfers from loans to other real estate as a result of foreclosure were $822,000,$300,000 and $0 in 1996, 1995 and 1994, respectively.

NOTE 18 - RETIREMENT PLAN
The Corporation and its subsidiaries have a noncontributory pension plan covering all eligible employees. The plan provides retirement benefits which are a function of both the years of service and the highest level of compensation during any consecutive five- year period of the last ten years before retirement. It is the Corporation's policy to fund the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act, plus such additional amounts as the Corporation determines to be appropriate from time to time. Pension expense was $164,000 in 1996, $95,000 in 1995 and $140,000 in 1994. The Corporation also has two nonqualified supplemental retirement plans covering the present and former chairmen of the board. The plans are based on a targeted wage replacement percentage and are unfunded.





















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 18 - RETIREMENT PLAN, (continued)
The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31:
                                                               1996    1995
Actuarial present value of benefit obligations:
   Vested benefit obligation ............................... $-1,420 $-2,209
   Accumulated benefit obligation .......................... $-1,492 $-2,277
Projected benefit obligation ............................... $-2,365 $-3,249
Plan assets at fair value ..................................   2,554   3,400
Projected plan assets in excess of benefit obligation ......     189     151
Recognized net asset existing at December 31 ...............    -154    -166
Unrecognized prior service cost ............................      11      12
Unrecognized net gain ......................................    -232     -79
Contribution during period October 1 to December 31 ........       0      60
Accrued pension cost .......................................   $-186    $-22

The net pension expense included the following:
                                                                1996    1995
Service costs - benefits earned during the period ..........    $258    $174
Interest costs on projected benefit obligation .............     227     189
Net amortization and deferral ..............................     -93     294
                                                                 392     657
Less return on plan assets .................................     228     562
Net pension expense included in
 salaries and employee benefits ............................    $164    $ 95

The following weighted average assumptions were used for the Plan:
                                                               1996    1995
Discount rate ..............................................   7.8%    7.0%
Rate of increase in salary levels ..........................   5.0%    5.0%
Long-term rate of return on plan assets ....................   9.0%    9.0%

Plan assets consist of corporate and government bonds and domestic and foreign equity securities.

The Corporation has a 401(k) Salary Deferral Plan.  This plan covers all
eligible employees who elect to contribute to the plan.   An eligible employee
is anyone over the age of 21 who has completed one year of service. The Corporation's contribution equals 25% of the employee's contribution up to a maximum of 6% of annual salary. The annual expense included in salaries and employee benefits amounted to $42,000, $40,000 and $32,000 in 1996, 1995 and 1994, respectively.














Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 19 - STOCK OPTION PLAN
The Corporation has adopted a Stock Option Plan. A committee of the Corporation's Board of Directors administers the plan and, at its discretion, grants options to eligible key employees. The option price is the fair value of shares on the day granted. No options may be exercised after ten years. The options vest as follows: 50% on day of grant; 50% one year following grant date. Under the current plan, 109,999 options have been authorized and not yet granted. The following shares and options prices have been adjusted for subsequent stock dividends.

                                    1996            1995            1994
                               Stock Exercise  Stock Exercise  Stock Exercise
                              Options  Price  Options  Price  Options  Price
Balance at January 1, .......  61,112  $15.34  28,076  $14.37  32,986   $8.49
Granted .....................  23,750   20.60  33,036   16.17  12,706   17.57
Exercised ...................  17,954   15.69       0     --   17,616    5.68
Canceled ....................       0     --        0     --        0    --
Balance at December 31, .....  66,908  $17.12  61,112  $15.34  28,076  $14.37
Exercisable at December, 31 .  55,033  $16.36  44,587  $15.03  21,716  $13.43

The following options were outstanding at December 31, 1996:

                        Stock  Exercise Remaining    Options
                       Options  Price     Life     Exercisable
Issued 1990 ..........   8,778  $10.11   3.9 years   8,778
Issued 1994 ..........   8,025   17.57   7.9         8,025
Issued 1995 ..........  26,355   16.17   8.3        26,355
Issued 1996 ..........  23,750   20.60   9.3        11,875
                        66,908  $17.12   8.0 years  55,033

The weighted average grant-date fair value of options granted during 1996 and 1995 was $6.21 and $7.41, respectively. The Corporation uses the Black-Scholes Option Pricing Model to calculate the grant-date fair value. The following significant assumptions were used:

                                   1996       1995
Risk free interest rate ........    6.5%       6.6%
Expected life .................. 9.5 years  10 years
Expected volatility ............   14.0%      14.0%
Expected dividends .............    2.7%       2.7%

The Corporation applies APB Opinion 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:








Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued):

NOTE 19 - STOCK OPTION PLAN, (continued)
                                      1996   1995
Net Income           As reported ... $4,849 $4,281
                     Pro forma ..... $4,731 $4,098
Earnings per share   As reported ...  $1.73  $1.53
                     Pro forma .....  $1.69  $1.46

NOTE 20 - PARENT CORPORATION FINANCIAL STATEMENTS
                                                              December 31,
STATEMENTS OF CONDITION                                      1996      1995
ASSETS
  Cash ................................................   $     20  $      2
  Investments in and advances to subsidiaries:
    The Drovers & Mechanics Bank ......................     36,808    33,694
    Drovers Realty Company ............................        748       745
  Other assets ........................................        556       507
TOTAL ASSETS ..........................................   $ 38,132  $ 34,948
LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities ...................................   $     40  $     27
  Total shareholders' equity ..........................     38,092    34,921
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............   $ 38,132  $ 34,948


                                              Years Ended December 31,
STATEMENTS OF INCOME                          1996      1995      1994
INCOME
 Dividends from subsidiaries ............    $1,644    $1,407    $1,335
 Other income ...........................        21        59         8
     Total income .......................     1,665     1,466     1,343
OPERATING EXPENSES
 Other ..................................       147       153       153
     Total operating expenses ...........       147       153       153
 Income before income taxes .............     1,518     1,313     1,190
 Applicable income taxes (benefit) ......       -47       -35       -51
Income before undistributed earnings of
   subsidiaries .........................     1,565     1,348     1,241
 Undistributed earnings of subsidiaries:
   The Drovers & Mechanics Bank .........     3,282     2,933     2,529
   Drovers Realty Company ...............         2         0        -1
NET INCOME ..............................    $4,849    $4,281    $3,769
















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued):

NOTE 20 - PARENT CORPORATION FINANCIAL STATEMENTS, (continued)
                                                      Years Ended December 31,
STATEMENTS OF CASH FLOWS                              1996       1995      1994
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ...................................      $4,849     $4,281    $3,769
 Undistributed earnings of subsidiaries .......      -3,285     -2,933    -2,528
 Gain on sale of investment securities
   available-for-sale .........................          -5        -47         0
 Increase in other assets .....................           0          0         7
 Net cash provided by operating activities ....       1,559      1,301     1,248
CASH FLOWS FROM INVESTING ACTIVITIES:
 Payments (receipts) from intercompany account.         -12         16       -13
 Purchases of investment securities
  available-for-sale ..........................         -55       -116      -156
 Proceeds from sales of investment securities
  available-for-sale ..........................          49        109         0
 Investment in subsidiary .....................           0          0      -330
 Net cash provided by (used in) investing
   activities .................................         -18          9      -499
CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of stock ............................          83         83       313
 Dividends paid ...............................      -1,606     -1,407    -1,156
 Net cash used in financing activities ........      -1,523     -1,324      -843
NET INCREASE (DECREASE) IN CASH ...............          18        -14       -94
CASH AT JANUARY 1, ............................           2         16       110
CASH AT DECEMBER 31, ..........................        $ 20        $ 2      $ 16






























Drovers Bancshares Corporation and Subsidiaries
Report of Independent Certified Public Accountants


Board of Directors and Shareholders
Drovers Bancshares Corporation


We have audited the accompanying consolidated statement of condition of Drovers Bancshares Corporation and Subsidiaries as of December 31, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated statement of condition of Drovers Bancshares Corporation and Subsidiaries as of December 31, 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1995 were audited by Harry Ness & Company whose report dated January 18, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Drovers Bancshares Corporation and Subsidiaries as of December 31, 1996, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Stambaugh Ness P.C.

(successor to Harry Ness & Company)
York, Pennsylvania
January 15, 1997



















Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

RESULTS OF OPERATIONS
The consolidated earnings of Drovers Bancshares Corporation are derived primarily from the operations of its wholly-owned subsidiaries: The Drovers & Mechanics Bank and Drovers Realty Company. Drovers Bancshares Corporation is a bank holding company. The Drovers & Mechanics Bank is a Pennsylvania state-chartered FDIC insured bank. The Bank has one wholly-owned subsidiary, 96 South George Street, Inc. The Bank subsidiary's primary asset is an office building attached to the Bank's main office and housing its corporate headquarters. Drovers Realty Company has various real estate holdings, including ground and building leases. It rents the real estate to the Bank for use as branch offices.

FINANCIAL SUMMARY
The Corporation recorded net income of $4,849,000 in 1996 and $4,281,000 in 1995. The return on average assets (ROA) and return on average equity (ROE) in 1996 were 1.20% and 13.31%, respectively. This compares to an ROA and ROE in 1995 of 1.16% and 13.04%, respectively.

NET INTEREST INCOME
Net interest income represents the difference between interest income and interest expense. Net interest income is a measurement of how well management balances the Corporation's interest rate sensitive assets and liabilities while maintaining adequate interest margins. Net interest income rose 5.1% or $740,000 in 1996, after advancing 12.6% or $1,630,000 in 1995.

                                                       Increase(Decrease)
(in thousands)              1996     1995     1994   96/95   95/94    94/93
Total interest income .. $ 30,055 $ 28,053  $23,300   7.1%   20.4%     3.8%
Total interest expense .   14,791   13,529   10,406   9.3%   30.0%     1.6%
Net interest income .... $ 15,264  $14,524  $12,894   5.1%   12.6%     5.7%

The Corporation's largest category of earning assets consists of loans to businesses and individuals. The majority of earning assets are supported by interest-bearing commercial and consumer deposits and other borrowings. In addition to interest-bearing funds, assets are also supported by noninterest-bearing funds including demand deposits and shareholders' equity. Changes in net interest income are determined by variations in the volume and mix of assets and liabilities as well as their relative sensitivity to interest rate movements. Increased volume drove the increase in 1996 net interest income. Increased volume and rates together increased 1995 net interest income.








Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

NET INTEREST INCOME (continued)
The following table depicts the changes in rate and volume components of net interest income:

                              1996 over 1995              1995 over 1994
                          Total    Change due to     Total    Change due to
(in thousands)           Change    Rate    Volume   Change     Rate   Volume
Total interest income .  $2,002   $-498    $2,500   $4,753   $2,140   $2,613
Total interest expense.   1,262     -79     1,341    3,123    1,320    1,803
Net interest income ...   $ 740   $-419    $1,159   $1,630    $ 820    $ 810

There are two performance measures that indicate how successful a bank is in managing its asset and liability structure. The first, net interest spread, is the average rate earned on earning assets less the average rate paid on interest-bearing funds. The second, net interest income margin, incorporates both the net interest spread and margin on earning assets financed by noninterest-bearing funds. The following table illustrates the net interest spread and the net interest income margin:

                                       1996 Average     1995 Average
(in thousands)                       Balance    Rate   Balance  Rate
Earning assets .................... $372,889   8.06%  $341,121  8.22%
Financed by:
  Interest-bearing funds .......... $330,697   4.47%  $300,524  4.50%
  Noninterest-bearing funds .......   42,192    -       40,597   -
     Total ........................ $372,889   3.97%  $341,121  3.97%

Net interest income ............... $ 15,264          $ 14,524
Net interest spread ...............            3.59%            3.72%
Net interest income margin ........            4.09%            4.26%

The reliance upon interest-bearing liabilities as a funding source is reflected by the ratio of average interest-bearing liabilities to average earning assets, which increased from 88.1% in 1995 to 88.7% in 1996. The Federal Reserve effects short-term interest rates through its control of the money supply, including the setting of its "discount rate." The discount rate is the rate the Federal Reserve charges banks for overnight borrowings. There is a direct correlation between the discount rate and the prime rate banks use to set short-term interest rates on commercial and some consumer loans. After raising the discount rate several times in 1994, discount rates peaked in early 1995, leveled off and then began to decline. The discount rate was lowered once more in early 1996.

The Corporation's net interest spread and margin are directly related to movements in short-term interest rates. The Corporation is asset sensitive in that it has more interest-earning assets that reprice when short-term interest rates change than it has interest-bearing liabilities. This is attributed to an increase in commercial loans with interest rates that reprice each quarter or more frequently. The Corporation benefited from higher short-term rates in 1994 and in most of 1995. However, the spread and margin have slowly fallen with the decrease in short-term interest rates. The average spread and margin in 1994




Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

NET INTEREST INCOME (continued)
were 3.68% and 4.13%, respectively. The spread and margin peaked in the second quarter of 1995 and finished the year with an average spread and margin of 3.72% and 4.26%, respectively. The fourth quarter 1995 spread and margin were 3.57% and 4.13%, respectively. The Corporation took several steps in 1996 to lessen its asset sensitivity. The Corporation restructured the investment portfolio by selling variable rate investments and replacing them with fixed rate securities. Lower yielding securities were sold at a loss and replaced with longer term, higher yielding fixed rate investments. Total investment holdings were increased and funded with shorter term certificates of deposit, savings products paying interest rates tied to short-term money market interest rates and variable rate borrowings from the Federal Home Loan Bank of Pittsburgh. The Corporation preserved the 1996 spread and margin near the late 1995 levels finishing the year with an average spread and margin of 3.59% and 4.09%, respectively. The reliance on higher yielding funds, however, has squeezed the spread and margin. The fourth quarter 1996 spread and margin were 3.50% and
4.02%, respectively.   Despite the narrowing spread and margin, the Corporation
increased net interest income by $740,000. Average earning assets grew $31,768,000 in 1996, while average interest-bearing funds increased $30,173,000.

PROVISION FOR LOAN LOSSES
The provision for loan losses was $645,000, $501,000 and $382,000 for 1996, 1995 and 1994, respectively. As described in the summary of significant accounting policies, management analyzes the loan portfolio and the reserve for loan losses each quarter. The analysis estimates loan losses and helps determine the required provision. The analysis considers many factors including charge-off history, loan quality and loan growth. Net charge-offs for 1996, 1995 and 1994 were $452,000, $202,000 and $76,000, respectively. As a percentage of average loans, net charge-offs were .17%, .08% and .04% in 1996, 1995 and 1994, respectively. Nonaccrual loans as a percentage of total loans at December 31, 1996, 1995 and 1994 were .22%, .37% and .18%, respectively. Loans grew $27,712,000, $26,030,000 and $20,429,000 in 1996, 1995 and 1994, respectively.
The reserve for loan losses as a percentage of loans at December 31, 1996, 1995 and 1994 was 1.11%, 1.15% and 1.15%, respectively. Strong loan growth and an increase in charge-offs caused management to increase the 1996 provision. Management believes the present reserve is adequate to absorb losses in the existing portfolio. A significant degradation of loan quality, however, could require a significant change in estimated losses and cause a material change in net income.

OTHER INCOME
                              Years Ended December 31,     Increase(Decrease)
(in thousands)                 1996     1995     1994   96/95    95/94   94/93
Trust income ...............  $1,020    $924     $834    10.4%    10.8%    3.2%
Service charges on deposit
 accounts ..................   1,199     982      917    22.1%     7.1%   12.9%
Securities gains ...........     196     106       30    84.9%   253.3%  -78.6%
Net gains on loan sales ....     390     278      253    40.3%     9.9%  -46.3%
Equity in losses
 of real estate ventures....    -137     -64      -35   114.1%    82.9% -999.9%
Other ......................     696     611      458    13.9%    33.4%    9.3%
Total other income .........  $3,364  $2,837   $2,457    18.6%    15.5%   -7.3%



Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

OTHER INCOME (continued)
Noninterest income was $3,364,000 in 1996, an increase of $527,000 from 1995. The 1995 noninterest income was $2,837,000, an increase of $380,000 over the 1994 level of $2,457,000.

Income from the financial services and trust division increased $96,000, or 10.4%, in 1996. The fair value of investments managed by the division was $159,972,000 at the end of 1996 an increase of 19.1% over the prior year. The division experienced strong growth in the trust services area, including employee benefits and personal trust, and in investment management accounts. Nonrecurring estate fees accounted for about $38,000 of the increase in 1996. Many of the fees derived from the division are based on the fair value of managed assets. Overall increases in the equity markets throughout 1995 and 1996 helped increase the value of assets managed and the related fee income.

Service charges on deposit accounts increased $217,000, or 22.1%, in 1996. The successful introduction in late 1995 of a the new "Winner" checking account product increased fees from checking accounts in 1996. In April 1996, the Corporation raised automatic teller machine (ATM) transaction fees which also contributed to the growth in deposit service charges. Increases in collected overdraft and returned check charges along with ATM transaction fees caused most of the increase in 1995.

Net gains from investment securities sales were $196,000 in 1996 compared to $106,000 and $30,000 in 1995 and 1994, respectively. The 1996 gains were the result of restructuring the investment portfolio to increase holdings in higher yielding fixed rate investments. The strategy decreases the Corporation's asset sensitivity and increases future interest income.

Net gains on loan sales are comprised of gains from the sale of residential mortgages. Mortgage loans sold were $23,814,000, $22,510,000 and $26,542,000 in 1996, 1995 and 1994, respectively. Total 1996 loan sales increased 5.8% over 1995 while net gains increased $112,000, or 40.3%. The 1996 gains included $176,000 as the result of the adoption of a new accounting standard, SFAS No. 122, "Accounting for Mortgage Servicing Rights." The Standard causes the measurement of gains to increase from sales of mortgages where servicing is retained. The Corporation continued to emphasize residential mortgage lending in 1996, adding two mortgage originators and several new products. Sales in 1995 included $4,500,000 in adjustable rate mortgages sold to lessen overall asset sensitivity. Sales in 1994 included about $12,198,000 of loans originated and sold in 1993 that were awaiting settlement at December 31, 1993.

The Corporation recognized a $137,000 loss during 1996 from its equity investments in two real estate limited partnerships. Both partnerships were formed to renovate properties for lease as low-income housing apartments. The first opened in August 1994. The second opened in February 1996. Both buildings were fully occupied at the end of 1996. The Corporation receives substantial financial benefits from these investments in the form of historic and low-income tax credits.

Other income increased $85,000, or 13.9%, in 1996. Increases in cash management fees, mortgage servicing income and lease rentals drove the increase in 1996.
In late 1995, the Corporation began a program allowing associates to lease new personal computers from the Corporation at the Corporation's cost. Other income

Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

OTHER INCOME (continued)
includes a $40,000 increase in computer lease revenue. An equal amount of depreciation expense related to the computer equipment is included in other noninterest expense. Higher cash management fees, insurance clerical fees and mortgage servicing income drove the 1995 increase. Mortgage servicing provided most of the growth in 1994. Total loans serviced were $93,327,000, $88,711,000 and $74,976,000 at the end of 1996, 1995 and 1994, respectively.

OTHER EXPENSES
                                 Years Ended December 31,     Increase(Decrease)
(in thousands)                    1996     1995    1994    96/95   95/94   94/93
Salaries and employee benefits . $6,818   $6,426  $6,031    6.1%    6.5%   12.0%
Occupancy and premises .........    827      798     564    3.6%   41.5%  -22.5%
Furniture and equipment ........    896      734     703   22.1%    4.4%    9.8%
Marketing ......................    627      389     323   61.2%   20.4%   -3.9%
FDIC insurance assessment ......      2      331     610  -99.4%  -45.7%    5.0%
Net cost of operation
 of other real estate ..........     26        3     -11  766.7% -127.3% -152.4%
Supplies........................    442      346     316   27.7%    9.5%    8.6%
Other taxes ....................    325      294     266   10.5%   10.5%    9.0%
Other ..........................  2,087    1,737   1,553   20.1%   11.8%   -5.3%
Total other expenses ...........$12,050  $11,058 $10,355    9.0%    6.8%    5.0%

Other expenses includes all expenses except interest, provision for loan losses and income taxes. In 1996, total other expenses increased $992,000, or 9.0%, as compared to increases of 6.8% and 5.0% in 1995 and 1994, respectively.

Salaries and employee benefits are the most significant noninterest expense category, representing 56.6%, 58.1% and 58.2% of total other expenses for 1996, 1995 and 1994, respectively. In 1996, salaries and employee benefits increased $392,000, or 6.1%. Salaries increased $419,000, or 8.3%. This compares to a salary increase of $308,000, or 6.5%, in 1995. The Corporation has two incentive compensation plans. Both plans require a minimum return on assets of 1.00% before incentives are paid. The Corporation paid incentives of $234,000,
$224,000 and $202,000 in 1996, 1995 and 1994, respectively.   The Corporation
employed 193 full-time equivalents at December 31, 1996 compared to 186 and 184 in 1995 and 1994, respectively. Employee benefits decreased $54,000, or 5.5%, during 1996 compared to an increase of $87,000, or 9.8% in 1995. The decrease in 1996 was due to a reduction in pension expense, including supplemental retirement plans. Total pension expense decreased $60,000 in 1996 after increasing $24,000 in 1995 and $87,000 in 1994. A mid-year reduction in medical insurance premiums held the 1996 increase to $15,000, or 3.2%, compared to $54,000 in 1995 and $79,000 in 1994.

Occupancy and premises expense increased $29,000, or 3.6%, during 1996. Occupancy and premises includes the lease revenues less operating expenses of the 96 South George Street office building for office space not occupied by the Corporation. This resulted in a reduction of total occupancy and premises expense of $134,000, $121,000 and $304,000 in 1996, 1995 and 1994, respectively.
The positive impact to occupancy and premises expense has declined due to an increase in space taken by the Corporation for its corporate headquarters. The remaining increases in 1996 and 1995 occupancy and premises expense were caused by lease expense for two new branch offices opened in 1994 and one in 1996.


Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

OTHER EXPENSES (continued)
Furniture and equipment expense increased $162,000, or 22.1% in 1996 compared to $31,000, or 4.4%, in 1995. The Corporation installed a wide area computer network and renovated office space in two buildings in the fourth quarter of 1995. The full impact of the depreciation from these capital expenditures occurred in 1996.

Marketing expense was $627,000 in 1996 compared to $389,000 and $323,000 in 1995 and 1994, respectively. The Corporation conducted several extensive advertising campaigns beginning in late 1995. The Corporation introduced its new "Winner" checking account product in October 1995. Advertising continued into the first quarter 1996. An image campaign followed along with the introduction of a new savings product, the Indexed Money Fund (IMF). Both the Winner and IMF accounts have been successful. In the fourth quarter 1996, the Corporation opened its first full service branch office inside a convenience store. Deposit growth and customer acceptance of the new branch has been very good.

FDIC insurance assessments were $2,000 during 1996. Effective June 1, 1995, the FDIC lowered the insurance assessment minimum from $0.23 per $100 of deposits to $0.04. The Corporation has always paid the minimum assessment rate. Effective January 1, 1995, the minimum assessment rate was eliminated and qualifying banks were required to pay a $2,000 annual fee. Recent legislation will reimpose a minimum assessment rate of 0.13% of deposits beginning January 1, 1997. The Corporation estimates FDIC insurance will cost about $45,000 in 1997.

The net cost of operating other real estate was $26,000 in 1996. Other real estate held at December 31, 1996 was $803,000 compared to $195,000 in 1995. The increase in other real estate is related to an increase in residential mortgage foreclosures. The properties will be liquidated in 1997.

Other expenses increased $350,000, or 20.1%, in 1996 compared to a $184,000 increase in 1995. Expenses to purchase checking account benefits from a third party for "Winner" customers increased $74,000. Legal expenses grew $68,000 due to an increase in troubled loans. Higher third party data processing costs, legal and professional fees caused the 1995 increase.

TAXATION
The Corporation recognized provisions for income taxes of $1,084,000, $1,521,000 and $845,000 in 1996, 1995 and 1994, respectively. The average tax rate was 18.3% in 1996, 26.2% in 1995 and 18.3% in 1994. The changes in the effective tax rates were caused by changes in historic and low-income tax credits received from the Corporation's investments in low-income housing partnerships. When the partnership opened its renovated apartment building in 1994, the Corporation received $353,000 in historic tax credits. Beginning in 1995 and for the next nine years, the Corporation will receive $100,000 in low-income tax credits. In 1995, the Corporation invested in a second low-income housing partnership. Its









Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

TAXATION, continued
renovated apartment building opened in March 1996. The Corporation received $397,000 in historic tax credits and $136,000 in low-income tax credits in 1996. The Corporation expects to receive about $169,000 in low income tax credits from this project in each of the next nine years. The Corporation also minimizes its tax liability through the purchase of tax-free municipal bonds and equity investments eligible for partially tax-free dividends.

FORWARD OUTLOOK
The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. It also makes consistent the accounting for all servicing assets and liabilities. The Standard was to take effect beginning January 1, 1997. The FASB has delayed certain provisions of the Statement until January 1, 1998. The Corporation does not anticipate any material impact to earnings from applying this Standard.

The Corporation has received approval to open two new branch offices in the greater York area. A third site is being evaluated as well. Construction would be funded out of operations. The expanded branch network would provide for continued deposit growth.

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

Liquidity needs can be met by either reducing assets or increasing liabilities. Sources of asset liquidity include short-term investments, maturing and repaying loans and monthly cash flows from mortgage-backed securities and collateralized mortgage obligations. The loan portfolio provides an additional source of liquidity due to the Corporation's participation in the secondary mortgage market. In addition to monthly cash flows from certain investment securities, the Corporation designates a substantial portion of its investment portfolio as available-for-sale. At December 31, 1996, this segment totaled $99,554,000, or 77.7% of the investment portfolio.

Liquidity needs can be met by attracting deposits with competitive rates, using repurchase agreements, buying federal funds or utilizing the facilities of the Federal Reserve or the Federal Home Loan Bank of Pittsburgh. The Corporation maintains informal borrowing arrangements with several correspondent banks to purchase overnight federal funds. A formal arrangement with the Federal Home Loan Bank allows the Corporation to borrow short and intermediate advances up to approximately 80% of its investment in assets secured by one to four family residential real estate. The maximum borrowings under this agreement at



Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

LIQUIDITY, continued
December 31, 1996 were $111,517,000, of which $25,700,000, or 23.0% was borrowed. The ability to renew funding sources depends on the financial institution's strength, asset portfolio, diversity of depositors and types of deposit instruments offered.

Liquidity can be further analyzed by using the Statement of Cash Flows. Cash and cash equivalents decreased $988,000 during 1996. Cash used in investing activities was $65,604,000 primarily as a result of a $28,316,000 increase in net loans and a $36,299,000 increase in investment securities. Funds were also required for $1,300,000 of capital expenditures. Cash provided by financing activities was $59,187,000. Deposits provided most of the cash. Demand and savings deposits increased $32,648,000 and certificates of deposit increased $20,898,000. An increase in short-term borrowings provided an additional $7,952,000. Operating activities provided the remaining cash flows of $5,429,000. The significant components of operating activities are net income and the add-back of noncash expenses like depreciation and provision for loan losses. Operating activities also include the origination and sale of mortgage loans generated for sale.

INTEREST RATE SENSITIVITY MANAGEMENT
Interest rate sensitivity management focuses on minimizing interest rate risk. Interest rate risk arises when earning assets and their supporting liabilities are priced at different rates or in different pricing periods during changing market conditions. An interest rate sensitivity "gap" is a measure of the net dollar exposure at a given time for various repricing periods. The following table illustrates the Corporation's cumulative gap position within one year of $83,203,000 or 18.6% liability sensitive at December 31, 1996:
                                      0-1        1-5        Over
(in thousands)                        Year      Years     5 Years     Total
Money market investments ........      $271         $0         $0     $ 271
Investment securities ...........    43,685     60,522     23,314   127,521
Loans ...........................   148,614    103,494     31,009   283,117
Rate sensitive assets ...........  $192,570   $164,016    $54,323  $410,909

Interesting-bearing deposits ....  $240,314    $64,314    $20,874  $325,502
Short-term borrowings ...........    15,254          0          0    15,254
Long-term borrowings ............    20,205      9,168         12    29,385
Rate sensitive liabilities ......  $275,773    $73,482    $20,886  $370,141
Interest sensitivity gaps:
Gap for period ..................  $-83,203    $90,534    $33,437   $40,768
Cumulative gap ..................  $-83,203     $7,331    $40,768
Cumulative gap as a percentage
 of total assets ................    -18.6%       1.6%       9.1%











Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

INTEREST RATE SENSITIVITY MANAGEMENT(continued)
The cumulative gap position can be misleading since many repriceable interest-bearing deposit liabilities are not as sensitive to interest rate movements as the repriceable assets which they help fund. While these deposits provide excellent liquidity, they present interest rate risk in a downward moving rate environment. The Corporation mitigates some of this risk through variable rate borrowings from the Federal Home Loan Bank. Management monitors interest rate risk through quarterly computer simulations of net interest income in both rising and falling interest rate cycles. These simulations consistently demonstrate the Corporation's asset sensitivity which is further confirmed by the correlation between the net interest spread and short-term interest rates during the last three years. Management has taken several steps to lessen the asset sensitivity including restructuring the investment portfolio to hold a greater percentage of fixed rate instruments and successfully introducing a new savings product tied directly to short-term money market rates. The present interest rate risk is within the tolerance limits established by management.

The table includes prepayment assumptions for mortgage-backed securities and collateralized mortgage obligations based on recent prepayment experience. A prepayment rate of 12.0% was used on fixed rate mortgages. Investment securities are shown at amortized cost. Scheduled amortization is assumed for all other loans. In addition, passbook savings accounts are considered core deposits. A 5.00% annual decay rate was assumed based on historical experience which allocated the majority of the balance in the over five year category.

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


CAPITAL
Total shareholders' equity increased $3,171,000, or 9.1%, in 1996. The increase included a $154,000 decrease in the fair value of investment securities available-for-sale which are shown net of tax in shareholders' equity. Not including the changes from fair value, equity increased $3,325,000, or 9.7%.

Newly generated capital can result from both internal and external sources. The majority of the Corporation's capital is generated internally. A measure of internal capital generation is the percentage of return on average equity times the percentage of earnings retained. The return on average equity was 13.3% for 1996 and 13.0% for 1995. Total cash dividends declared in 1996 represented 33.1% of net income, as compared to 32.9% in 1995. The resulting internal capital growth percentage was 8.9% in 1996 and 8.7% in 1995. The percentage of average shareholders' equity to average total assets was 9.0% in 1996 and 8.9% in 1995, indicative of a strong capital base. All of the above calculations involving average equity included an average gain on available-for-sale investment securities of $123,000 in 1996 and an average loss of $408,000 in 1995.

Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

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

The following table shows that the Corporation exceeds all minimum capital adequacy standards:
                                                        December 31,
                                                      1996        1995
Tier I -- Total qualified shareholders' equity .    $37,722     $34,397
Tier II - Allowance for loan losses ............      3,130       2,937
  Total risk-based capital .....................    $40,852     $37,334

Risk-adjusted on-balance sheet assets ..........   $292,374    $254,899
Risk-adjusted off-balance sheet exposure .......      9,509      10,421
  Total risk-adjusted assets ...................   $301,883    $265,320

Ratios:
  Tier I risk-based capital ratio ..............       12.5%       13.0%
  Minimum required for December 31, ............        4.0%        4.0%

  Total risk-based capital ratio ...............       13.5%       14.1%
  Minimum required for December 31, ............        8.0%        8.0%

  Tier I leverage ratio ........................        8.4%        9.0%
  Minimum required .............................        4.0%        4.0%

FINANCIAL CONDITION
The Corporation functions as a financial intermediary and, therefore, its financial condition and progress may be examined in terms of trends in its sources and uses of funds. The following comparison of average daily balances indicates how the Corporation has generated and employed its funds:















Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

FINANCIAL CONDITION, continued

                                      1996                       1995               1994
                          Average   Increase          Average   Increase          Average
(in thousands)            Balance  (Decrease)    %    Balance  (Decrease)    %    Balance
Funding uses:
  Money market
   investments ..........   $2,875    1,357    89.4%    $1,518   $ - 471  -23.7%   $1,989
  Investment securities .  104,481    9,398     9.9%    95,083    -1,405   -1.5%   96,488
  Loans (net) ...........  265,533   21,013     8.6%   244,520    30,834   14.4%  213,686
    Total interest-
     earning assets .....  372,889   31,768     9.3%   341,121    28,958    9.3%  312,163
  Noninterest-earning
   assets ...............   31,732    3,068    10.7%    28,664     1,178    4.3%   27,486
Total uses .............. $404,621  $34,836     9.4%  $369,785   $30,136    8.9% $339,649

Funding sources:
  Demand deposits .......  $41,446    4,678    12.7%   $36,768    $- 669   -1.8%  $37,437
  Savings deposits ......   74,302    4,698     6.7%    69,604   -11,839  -14.5%   81,443
  Time deposits .........  171,626   14,054     8.9%   157,572    28,834   22.4%  128,738
  Short-term borrowings .   12,287    4,757    63.2%     7,530     3,107   70.2%    4,423
  Long-term borrowings ..   31,036    1,986     6.8%    29,050     5,946   25.7%   23,104
    Total interest-
     bearing liabilities.  330,697   30,173    10.0%   300,524    25,379    9.2%  275,145
  Demand deposits .......   33,254    1,006     3.1%    32,248       252    0.8%   31,996
  Other liabilities .....    4,241       51     1.2%     4,190     1,220   41.1%    2,970
  Shareholders' equity ..   36,429    3,606    11.0%    32,823     3,285   11.1%   29,538
Total sources ........... $404,621  $34,836     9.4%  $369,785   $30,136    8.9% $339,649

Total average assets were $404,621,000, representing a $34,836,000, or 9.4%, increase from 1995. Loans and investments accounted for the growth in assets. The Corporation experienced strong commercial, commercial mortgage and residential mortgage loan demand. Only consumer loan balances, mainly auto loans, declined in 1996. The Corporation traditionally generates most of its auto loans through local auto dealers. Competition among lenders for these loans has increased and driven down interest rates. These loans have historically suffered higher credit losses than other segments of the portfolio. The Corporation has maintained above market rates and tightened credit standards which has caused balances to fall slowly. The increase in investments came from increased holdings of fixed rate securities, mainly mortgage-backed securities and municipal bonds. Fixed rate securities were added to minimize interest rate risk.

Average total deposits grew $24,436,000 during 1996, funding 70.1% of the increase in assets. Interest-bearing demand accounts increased $4,678,000 mainly from the success of the "Winner" checking products. In July, overnight investments managed by the Corporation's trust division were deposited into the Bank. Overnight balances have averaged $10,720,000 since July. In June, the Corporation introduced the Drovers Indexed Money Fund (IMF) account. The account offers rates comparable to money market mutual funds and is FDIC insured. Balances in IMF accounts totaled $20,922,000 at December 31, 1996.

Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

FINANCIAL CONDITION, continued
The trust deposits and IMF account caused the increase in savings deposits. The Corporation offered a thirteen-month certificate of deposit throughout 1996 which was well received by customers. As a result, average time deposits increased $14,054,000, or 8.9%. The remaining assets were funded with a combination of short and long-term borrowings and an increase in shareholders' equity.


















































Drovers Bancshares Corporation
ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION

(dollar amounts in thousands,
 except per share data)                        1996       1995       1994       1993       1992
BALANCE SHEET DATA AT DECEMBER 31,
Assets ..................................   $446,713   $382,791    352,287   $320,851   $308,319
Investment securities ...................    128,082     91,823     94,359     85,836     99,011
Net loans ...............................    279,987    252,468    226,737    206,614    181,056
Deposits ................................    360,204    306,653    283,173    265,917    256,806
Shareholders' equity ....................     38,092     34,921     29,724     29,249     25,554

Total average assets ....................    404,621    369,785    339,649    315,138    288,792
Total average shareholders' equity ......     36,429     32,823     29,538     27,379     24,570

INCOME DATA
Interest income .........................    $30,055    $28,053    $23,300    $22,445    $22,490
Interest expense ........................     14,791     13,529     10,406     10,246     11,363
  Net interest income ...................     15,264     14,524     12,894     12,199     11,127
Provision for loan losses ...............        645        501        382        447        552
Net interest income after
 provision for loan losses ..............     14,619     14,023     12,512     11,752     10,575
Other income ............................      3,168      2,731      2,427      2,511      2,173
Securities gains (losses) ...............        196        106         30        140         43
Other expenses and income taxes .........     13,134     12,579     11,200     10,892      9,594
Income before cumulative effect of change
  in accounting for income taxes ........      4,849      4,281      3,769      3,511      3,197
Cumulative effect of change in
  accounting for income taxes ...........          0          0          0        352          0
Net income ..............................      4,849      4,281      3,769      3,863      3,197
Dividends paid ..........................      1,606      1,407      1,156      1,080      1,019

RATIOS
Return on average assets ................      1.20%      1.16%      1.11%      1.23%      1.11%
Return on average equity ................     13.31%     13.04%     12.76%     14.11%     13.01%
Equity to assets (year-end) .............      8.53%      9.12%      8.44%      9.12%      8.29%
Net loans to deposits (year-end) ........     77.73%     82.33%     80.07%     77.70%     70.50%
Dividend payout .........................     33.12%     32.87%     30.67%     27.96%     31.87%

PER SHARE DATA*
Net income ..............................      $1.73      $1.53      $1.36      $1.40      $1.16
Cash dividends ..........................       0.57       0.50       0.42       0.39       0.37
Book value (year-end) ...................      13.56      12.47      10.63      10.58       9.28
Weighted average number of
  shares outstanding ....................  2,806,920  2,800,878  2,780,325  2,758,602  2,752,875
Stock dividends declared ................        25%         7%        25%         5%         0%

* Per share figures are based on weighted average shares outstanding for the respective years as restated after giving effect to stock dividends.




































Drovers Bancshares Corporation
ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION (Continued)

(dollar amounts in thousands, except per
 share data)                                   1991       1990       1989        1988        1987       1986
BALANCE SHEET DATA AT DECEMBER 31,
Assets ..................................   $276,537   $253,324   $240,886    $236,007    $221,224
$201,514
Investment securities ...................     86,054     66,222     63,682      68,556      56,434
62,313
Net loans ...............................    166,691    164,063    150,880     137,094     142,728
115,728
Deposits ................................    243,717    227,916    216,532     213,249     196,888
180,421
Shareholders' equity ....................     23,377     21,715     20,321      19,042      17,785
16,291

Total average assets ....................    266,000    247,502    234,210     223,991     208,200
192,824
Total average shareholders' equity ......     22,507     21,085     20,152      18,641      17,145
15,758

INCOME DATA
Interest income .........................    $23,651    $23,290    $21,829     $19,608      18,687
18,929
Interest expense ........................     13,561     14,106     13,334      11,814      10,893
11,429
  Net interest income ...................     10,090      9,184      8,495       7,794       7,794
7,500
Provision for loan losses ...............        568        416        365           0          34
495
Net interest income after provision
  for loan losses .......................      9,522      8,768      8,130       7,794       7,760
7,005
Other income ............................      1,648      1,280      1,167       1,065         962
861
Securities gains (losses) ...............         67        101         76          50           4
(40)
Other expenses and income taxes .........      8,574      7,853      7,221       6,907       6,701
5,818
Income before cumulative effect of change
  in accounting for income taxes ........      2,663      2,296      2,152       2,002       2,025
2,008
Cumulative effect of change in accounting
  for income taxes ......................          0          0          0           0           0
0
Net income ..............................      2,663      2,296      2,152       2,002       2,025
2,008
Dividends paid ..........................      1,003        930        875         776         687
640

RATIOS
Return on average assets ................       1.00%      0.93%      0.92%       0.89%       0.97%
1.04%
Return on average equity ................      11.83%     10.89%     10.68%      10.74%      11.81%
12.74%
Equity to assets (year-end) .............       8.45%      8.57%      8.44%       8.07%       8.04%
8.08%
Net loans to deposits (year-end) ........      68.40%     71.98%     69.68%      64.29%      72.49%
64.14%
Dividend payout .........................      37.66%     40.51%     40.66%      38.76%      33.93%
31.87%

PER SHARE DATA*
Net income ..............................      $0.97      $0.83      $0.78       $0.73       $0.74
$0.74
Cash dividends ..........................       0.36       0.34       0.32        0.28        0.25
0.23
Book value (year-end) ...................       8.49       7.89       7.39        6.92        6.47
5.96
Weighted average number of shares
  outstanding ...........................  2,751,653  2,751,064  2,749,919   2,749,085   2,742,442
2,729,629
Stock dividends declared ................          0%        50%         5%          5%         10%
7%

* Per share figures are based on weighted average shares outstanding for the respective years as restated after giving effect to stock dividends.





































Drovers Bancshares Corporation and Subsidiaries
AVERAGE BALANCES AND RATES

                                            1996                       1995                       1994
                                  Average           Average  Average           Average  Average
Average
(in thousands)                    Balance Interest    Rate   Balance Interest    Rate   Balance Interest
Rate
ASSETS
Interest-earning assets:
  Interest-bearing deposits
    with banks .................   $2,875     $155    5.39%   $1,518      $94    6.19%   $1,930      $68
3.52%
  Federal funds sold ...........        0        0    0.00%        0        0    0.00%       59        2
3.39%
  Taxable investment
    securities .................   84,232    5,492    6.52%   76,251    5,004    6.56%   78,218    4,539
5.80%
  Equity securities ............    5,503      336    6.11%    2,930      176    6.01%    2,242      120
5.35%
  Tax-exempt investment
    securities .................   14,746      873    5.92%   15,902    1,057    6.65%   16,028    1,124
7.01%
  Loans ........................  265,533   23,199    8.74%  244,520   21,722    8.88%  213,686   17,447
8.16%
        TOTAL ..................  372,889 $ 30,055    8.06%  341,121 $ 28,053    8.22%  312,163 $ 23,300
7.46%
Noninterest-earning assets .....   31,732                     28,664                     27,486
TOTAL ASSETS ................... $404,621                   $369,785                   $339,649
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Demand deposits ..............  $41,446     $510    1.23%  $36,768     $662    1.80%  $37,437     $659
1.76%
  Savings deposits .............   74,302    2,116    2.85%   69,604    1,890    2.72%   81,443    2,086
2.56%
  Time deposits ................  171,626    9,696    5.65%  157,572    8,706    5.53%  128,738    6,076
4.72%
  Short-term borrowings ........   12,287      584    4.75%    7,530      422    5.60%    4,423      227
5.13%
  Long-term borrowings .........   31,036    1,885    6.07%   29,050    1,849    6.36%   23,104    1,358
5.88%
        TOTAL ..................  330,697 $ 14,791    4.47%  300,524 $ 13,529    4.50%  275,145 $ 10,406
3.78%
Noninterest-bearing liabilities:
  Demand deposits ..............   33,254                     32,248                     31,996
  Other liabilities ............    4,241                      4,190                      2,970
  Shareholders' equity .........   36,429                     32,823                     29,538
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY ......... $404,621                   $369,785                   $339,649
NET INTEREST SPREAD ............                      3.59%                      3.72%
3.68%
INTEREST EXPENSE AS A
  PERCENT OF EARNING ASSETS ....                      3.97%                      3.97%
3.33%
NET INTEREST INCOME MARGIN .....          $ 15,264    4.09%          $ 14,524    4.26%          $ 12,894
4.13%

Average nonaccrual loans included in average loans for 1996, 1995 and 1994 were $2,167,000, $592,000 and $507,000, respectively. Loan fees included in interest income were $356,000, $275,000 and $363,000 in 1996, 1995 and 1994, respectively.






































