Form 10-K, Exhibit 13
period 1997-12-31
DROVERS BANCSHARES CORP
filed 1998-03-31
CIK 703109

Drovers Bancshares Corporation and Subsidiaries
CONTENTS
Cross Reference for electronic filing/hard copy
                                                               Electronic   Hard
                                                                  Copy      Copy
Consolidated Financial Highlights..............................     2 .....   1
Common Stock Market Prices and Dividends.......................     3 .....   1
Eleven-Year Summary of Selected Financial Information..........    44 .....  12
Consolidated Statements of Condition...........................     4 .....  15
Consolidated Statements of Income..............................     5 .....  16
Consolidated Statements of Changes in Shareholders' Equity.....     6 .....  17
Consolidated Statements of Cash Flows..........................     7 .....  18
Notes to Consolidated Financial Statements ....................     8 .....  19
Report of Independent Certified Public Accountants ............    30 .....  32
Management's Discussion and Analysis of Financial Condition and
 Results of Operations.........................................    31 .....  33
Supplemental Financial Data ...................................    45 .....  43
















































Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED FINANCIAL HIGHLIGHTS
(All dollar amounts presented in thousands, except per share data)

                                                   1997         1996   % Change
FINANCIAL POSITION AT DECEMBER 31,
Assets ..................................       $524,892      $446,713   17.50%
Net loans ...............................        310,369       279,987   10.85%
Deposits ................................        402,086       360,204   11.63%
Shareholders' equity ....................         43,470        38,092   14.12%

RESULTS FOR THE YEAR
Interest income .........................        $36,267       $30,055   20.67%
Interest expense ........................         19,254        14,791   30.17%
Net interest income .....................         17,013        15,264   11.46%
Net income ..............................          5,631         4,849   16.13%

FINANCIAL RATIOS
Return on average assets ................          1.15%         1.20%   -4.17%
Return on average shareholders' equity ..         13.88%        13.31%    4.28%

PER SHARE DATA*
Net income ..............................          $1.91         $1.65   15.76%
Net income, assuming dilution ...........          $1.89         $1.64   15.24%
Cash dividends ..........................          $0.58         $0.54    7.41%
Book value (year-end) ...................         $14.68        $12.91   13.71%
Weighted average shares outstanding .....      2,951,090     2,947,266    0.13%
Number of shareholders ..................          1,420         1,417    0.21%

INVESTMENT SERVICES AND TRUST DIVISION
Fair value of trust assets administered .       $205,062      $159,972   28.19%

* Data adjusted for the 5% stock dividend issued in 1997 and a 5 for 4 split in the form of a 25% stock dividend issued in 1996.































Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED FINANCIAL HIGHLIGHTS

COMMON STOCK MARKET PRICES AND DIVIDENDS
The common stock of Drovers Bancshares Corporation is traded in the over-the-counter market by several brokers. Quotations as to bid and asked prices are published in the local newspaper. The quarterly year-to-date average shares outstanding and quarterly bid and asked prices were as follows:
                                                                    Cash
1997                             Bid**    Asked**   Shares*    Dividends Paid*
March 31 ..................    $21.75    $23.25     2,949,639         $0.14
June 30 ...................     23.25     24.25     2,949,639          0.14
September 30 ..............     26.50     28.00     2,949,641          0.14
December 31 ...............     33.50     35.75     2,951,090          0.15

1996
March 29 ..................    $20.00    $21.20     2,943,082         $0.13
June 28 ...................     21.10     21.60     2,944,749          0.13
September 30 ..............     22.25     24.25     2,946,465          0.14
December 31 ...............     20.75     21.50     2,947,266          0.14



* Data adjusted for a 5% stock dividend issued in 1997 and a 5 for 4 stock split in the form of a 25% stock dividend issued in 1996.

**Data adjusted for the 5 for 4 stock split in the form of a 25% stock dividend issued in 1996.




































Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CONDITION

                                                              December 31,
(in thousands)                                             1997      1996
ASSETS
Cash and due from banks ...............................   $14,549   $17,512
Money market investments ..............................       379       271
Investment securities (fair value $180,245 and $128,605)  179,299   128,082
Loans (net of unearned income of $3,320 and $3,494) ...   313,673   283,117
Reserve for loan losses ...............................     3,304     3,130
  Net loans ...........................................   310,369   279,987
Bank premises and equipment ...........................    13,864    14,007
Other assets ..........................................     6,432     6,854
TOTAL ASSETS ..........................................  $524,892  $446,713


LIABILITIES
Deposits:
  Noninterest-bearing .................................   $41,973   $34,702
  Interest-bearing ....................................   360,113   325,502
    Total deposits ....................................   402,086   360,204
Federal funds purchased and securities sold
  under agreements to repurchase ......................    31,360    15,254
Other borrowings.......................................    43,558    29,385
Other liabilities .....................................     4,418     3,778
TOTAL LIABILITIES .....................................   481,422   408,621
SHAREHOLDERS' EQUITY
Common stock ($5 par value)10,000,000 shares authorized;
  issued and outstanding--2,961,127 shares in 1997
  and 2,809,180 in 1996 ...............................    14,806    14,046
Additional paid-in capital ............................    18,664    14,707
Retained earnings......................................     8,407     8,969
Unrealized holding gains on available-for-sale
  securities ..........................................     1,593       370
TOTAL SHAREHOLDERS' EQUITY ............................    43,470    38,092
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............  $524,892  $446,713

See notes to consolidated financial statements.


























Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

                                                    Years Ended December 31,
(in thousands, except per share data)               1997      1996     1995
INTEREST INCOME
Interest and fees on loans ......................  $25,487  $23,199 $ 21,722
Interest on deposits with banks .................       70      155       94
Interest and dividends on investment securities:
  Taxable investment securities .................    8,712    5,492    5,004
  Equity securities .............................      767      336      176
  Tax-exempt investment securities ..............    1,231      873    1,057
    Total interest income .......................   36,267   30,055   28,053
INTEREST EXPENSE
Interest on deposits ............................   15,644   12,322   11,258
Federal funds purchased and securities sold
  under agreements to repurchase.................    1,353      584      422
Interest on borrowed funds ......................    2,257    1,885    1,849
    Total interest expense ......................   19,254   14,791   13,529
    Net interest income .........................   17,013   15,264   14,524
Provision for loan losses .......................      386      645      501
Net interest income after provision for loan
  losses ........................................   16,627   14,619   14,023
OTHER INCOME
Investment services and trust income ............    1,105    1,020      924
Service charges on deposit accounts .............    1,293    1,199      982
Securities gains ................................      197      196      106
Net gains on loan sales .........................      491      390      278
Equity in losses of real estate ventures.........      -81     -137      -64
Other ...........................................      948      696      611
    Total other income ..........................    3,953    3,364    2,837
OTHER EXPENSES
Salaries and employee benefits ..................    7,597    6,818    6,426
Occupancy and premises ..........................      917      827      798
Furniture and equipment .........................    1,111      896      734
Marketing .......................................      441      627      389
FDIC insurance assessment .......................       45        2      331
Net cost of operation of other real estate ......       53       26        3
Supplies ........................................      443      442      346
Other taxes .....................................      331      325      294
Other............................................    2,296    2,087    1,737
    Total other expenses ........................   13,234   12,050   11,058
Income before income taxes.......................    7,346    5,933    5,802
Applicable income taxes .........................    1,715    1,084    1,521
NET INCOME ......................................   $5,631   $4,849   $4,281

PER SHARE DATA
NET INCOME ......................................    $1.91    $1.65    $1.46
NET INCOME, assuming dilution ...................    $1.89    $1.64    $1.45
See notes to consolidated financial statements.















Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                  Unrealized
(in thousands, except                          Additional          Gains(Losses)
                                        Common   Paid-in RetainedAvail-for-Sale
   number of shares)          Shares     Stock   Capital Earnings Securities
BALANCE, JANUARY 1, 1995 .. 2,090,565 $10,453   $11,989   $8,997    $-1,715
 Net income................                                4,281
 Cash dividends ...........                               -1,407
 7% stock dividend issued.    146,590     733     2,602   -3,335
 Shares issued .............    3,620      18        66
 Change in unrealized
  holding gains on
  available-for-sale
  securities ..............                                           2,239
BALANCE, DECEMBER 31, 1995.  2,240,775 $11,204   $14,657  $8,536     $  524
 Net income ...............                                4,849
 Cash dividends ...........                               -1,606
 25% stock dividend issued.    561,919   2,810            -2,810
 Shares issued ............      6,486      32        50
 Change in unrealized
  holding gains on
  available-for-sale
  securities...............                                            -154
BALANCE, DECEMBER 31, 1996   2,809,180 $14,046   $14,707  $8,969     $  370
 Net income ...............                                5,631
 Cash dividends ...........                               -1,707
 5% stock dividend issued..    140,710     704     3,782  -4,486
 Shares issued ............     11,237      56       175
 Change in unrealized
  holding gains on
  available-for-sale
  securities...............                                           1,223
BALANCE, DECEMBER 31, 1997.  2,961,127 $14,806   $18,664  $8,407    $ 1,593

See notes to consolidated financial statements.



























Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Years Ended December 31,
(in thousands)                                        1997     1996   1995

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ........................................  $5,631  $4,849  $4,281
Adjustments to reconcile net income to net cash
 from operating activities:
   Depreciation and amortization ..................   1,342   1,179     972
   Net (accretion) amortization of investment
     security (discounts) premiums ................    -178       3     105
   Provision for loan losses ......................     386     645     501
   Gain on sale of investment securities
     held-to-maturity .............................      -1     -11     -59
   Gain on sale of investment securities
     available-for-sale ...........................    -196    -185     -47
   (Gain) loss on sale of fixed assets ............     -50     -46       6
   Gain on sale of loans ..........................    -491    -390    -278
   (Gain) loss on sale of other real estate .......      33       2      -1
   Net deferred loan fees .........................    -559    -290      -2
   Equity in losses of real estate ventures........      81     137      64
   Increase in interest/dividend receivable .......    -703    -142    -224
   Increase in other assets .......................    -338  -1,007    -340
   Increase in interest payable ...................     589     101     788
   Increase (decrease) in other liabilities .......     140     -83     116
   Loans originated for sale ...................... -29,794 -23,370       0
   Proceeds from sale of loans ....................  30,673  24,028       0
   (Increase) decrease in other noncash items .....       1       9      -6
Net cash provided by operating activities .........   6,566   5,429   5,876
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales and maturities of investment
  securities held-to-maturity .....................   5,584   5,756   9,612
Proceeds from sales and maturities of investment
  securities available-for-sale ...................  31,619  26,931   7,795
Purchases of investment securities
  held-to-maturity ................................ -19,763  -5,292  -2,223
Purchases of investment securities available-
  for-sale ........................................ -66,429 -63,694  -9,030
Net increase in loans ............................. -30,946 -28,316 -25,952
Capital expenditures ..............................  -1,111  -1,300  -1,416
Proceeds from sale of fixed assets ................      78     108       8
Net (purchase) return of investment in real estate
  ventures.........................................      18       0  -1,285
Proceeds from sale of other real estate ...........     827     203     106
Net cash used in investing activities ............. -80,123 -65,604 -22,385


CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in demand deposits and
  savings .........................................  18,827  32,648  -3,441
Net increase in certificates of deposit ...........  23,072  20,898  26,901
Net increase (decrease) in federal funds purchased
  and repurchase agreements .......................  16,106   7,952 -10,825
Payments made for capital leases ..................     -35     -30     -26
Net increase (decrease) in other borrowings .......  14,208    -758  11,486
Proceeds from issuance of common stock ............     231      83      84
Dividends paid ....................................  -1,707  -1,606  -1,407
Net cash provided by financing activities .........  70,702  59,187  22,772
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS.  -2,855    -988   6,263
CASH & CASH EQUIVALENTS AT JANUARY 1, .............  17,783  18,771  12,508
CASH & CASH EQUIVALENTS AT DECEMBER 31, ........... $14,928 $17,783 $18,771

See notes to consolidated financial statements.
Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(All amounts presented in the tables are in thousands,  except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Drovers Bancshares Corporation is a one bank holding company with a principal subsidiary, The Drovers & Mechanics Bank. The Bank offers a wide variety of banking and trust services to individuals and commercial customers. The accounting and reporting policies followed by Drovers Bancshares Corporation and its subsidiaries conform with generally accepted accounting principles (GAAP) and general practice within the banking industry. Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingencies. Actual results could differ from those estimates

BASIS OF PRESENTATION:
The consolidated financial statements include the accounts of all subsidiaries, including The Drovers & Mechanics Bank, 96 South George Street, Inc. and Drovers Realty Company. All significant intercompany accounts and transactions have been eliminated in consolidation.
Income and expenses are recorded on the accrual basis of accounting except for trust and certain other fees which are recorded principally on the cash basis, which does not differ materially from the accrual basis. Production costs of advertising are expensed when advertising begins.

STATEMENTS OF CASH FLOWS:
For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

INVESTMENT SECURITIES:
The Corporation accounts for investment securities in accordance with Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Statement requires each debt and equity security to be classified into one of three categories: held-to-maturity, available-for-sale or trading. Investments in debt securities which the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity. These securities are accounted for at amortized cost. Other securities are classified as available-for-sale. Differences between the amortized cost and fair value are considered an unrealized holding gain or loss and are shown net of taxes in Shareholders' Equity. The Corporation classified no securities as trading at December 31, 1997 or 1996. Such securities would be bought



















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) principally for the purpose of selling them in the near term. Management reassesses the appropriateness of the classifications each quarter. The Corporation calculates amortization and accretion using the straight-line method which does not differ materially from the interest method. Security gains and losses are determined using the specific identification method.

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

RESERVE FOR LOAN LOSSES:
The reserve for loan losses is based on management's evaluation of the loan portfolio and reflects an amount which, in management's opinion, is adequate to absorb losses in the existing portfolio. Management evaluates the adequacy of its loan loss reserve each quarter. Provided that the quarterly review does not reflect a significant disparity from estimates in loan growth, quality and charge-offs, the quarterly provision remains constant. A significant change in estimate could result in a material change to net income. Impaired loans are accounted for in accordance with


















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under the Standard, the allowance for credit losses related to loans that are identified for evaluation in accordance with Statement No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of collateral for certain collateral dependent loans. The fair value of collateral is used whenever the collateral value is substantial in comparison to the loan balance. Loans are deemed impaired when it is probable that the Corporation will be unable to collect all amounts due in accordance with the terms of the loan agreement. Loans are identified as impaired through various means including a formal loan review process, quarterly review of loan loss reserve adequacy, past due listings and watch lists. Statement No. 114 excludes large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment.

MORTGAGE SERVICING RIGHTS:
Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards No. 122 (SFAS No. 122), "Accounting for Mortgage Servicing Rights." Statement No. 122 requires mortgage servicers that sell loans and retain servicing rights to allocate the total cost of the loans between the servicing rights and loans based on fair value. The mortgage servicing rights are amortized, using the straight-line method, over the expected life of the serviced loans. The Corporation evaluates the fair value of the rights each quarter and recognizes impairment immediately if it occurs. The Corporation uses quoted market prices to determine fair value. Mortgage servicing rights are stratified based on original term and date of origination. This Standard only affects loans sold after December 31, 1995. In addition, any mortgages designated as held-for-sale are valued at the lower of cost or fair value. The Corporation uses quoted market prices and evaluates the loans on an individual loan basis. Mortgage loans the Corporation has both the ability and intent to hold for the foreseeable future or until maturity are classified as a long-term investments.

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


















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
TRUST ASSETS:
Assets held by the Corporation's subsidiary in fiduciary or agency capacity for customers are not included in the consolidated financial statements, as such items are not assets of the Corporation or its subsidiaries.

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

PER SHARE DATA:
Earnings per common share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during each period. Earnings per common share, assuming dilution gives effect to all dilutive potential common shares outstanding during each period.

NOTE 2 - CASH AND DUE FROM BANKS
The subsidiary Bank of the Corporation maintains average reserve balances to comply with Federal Reserve Bank guidelines. Reserve balances are based on
outstanding deposits and consist primarily of vault cash.    These reserves
were $3,167,000 and $7,025,000 at December 31, 1997 and 1996, respectively.
Average required reserves during 1997 and 1996 were $5,567,000 and $6,366,000, respectively.

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
                                                               1997    1996
Commitments to extend credit (legally binding) ...........  $80,762  $72,119
Standby letters of credit and financial guarantees .......   $7,252   $4,619

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Most guarantees extend for one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds collateral supporting those commitments when collateral is deemed necessary.






























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

NOTE 5 - CONCENTRATION OF CREDIT RISK
The Corporation maintains fifteen branch offices. All are located in York County, Pennsylvania. The Corporation grants credit to customers, substantially all of whom are local residents. The Corporation emphasizes diversification of credit risk among industries and borrowers. Concentrations of credit risk can exist in relation to certain groups. A group concentration arises when a number of customers have economic characteristics that could similarly affect their ability to repay obligations due to changes in economic or other conditions. The Corporation has a diversified loan portfolio and does not have any loan concentrations exceeding ten percent of total loans.

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES
Money market investments are stated at cost, which approximates fair value. Money market investments as of December 31, 1997 and 1996 were $379,000 and $271,000, respectively. All money market investments were in the form of interest-bearing deposits with other financial institutions.

The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1997 were as follows:
                                                 Gross      Gross Estimated
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
obligations of U.S. government
corporations and agencies ......   $10,469       $153       $  0     $10,622
Obligations of states and political
subdivisions ...................    18,318        707          0      19,025
Mortgage-backed securities and
   collateralized mortgage
   obligations .................    13,965        165         79      14,051
Total investment securities ....   $42,752     $1,025       $ 79     $43,698

















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, (continued)
The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1997 were as follows:
                                                 Gross      Gross   Estimated
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government

   corporations and agencies ......  $ 18,003     $  109        $ 5  $18,107
Obligations of states and political
   subdivisions ...................     5,898        198          0    6,096
Corporate obligations .............       500          0         14      486
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    93,729      1,047         29   94,747
Total debt securities .............   118,130      1,354         48  119,436
Equity securities .................    16,004      1,107          0   17,111
Total investment securities .......  $134,134     $2,461       $ 48 $136,547

The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.
                                         Held-to-Maturity    Available-for-Sale
                                      Amortized  Estimated  Amortized  Estimated
                                         Cost    Fair Value   Cost    Fair Value
Due in one year or less .............      $928       $939     $4,758   $4,758
Due after one year through five years     6,185      6,493      8,745    8,803
Due after five years through ten years   12,666     12,953      7,356    7,437
Due after ten years .................     9,008      9,262      3,542    3,691
                                         28,787     29,647     24,401   24,689
Mortgage-backed securities and
   collateralized mortgage
   obligations ......................    13,965     14,051     93,729   94,747
Total debt securities ...............   $42,752    $43,698   $118,130 $119,436


























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, (continued)
The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1996 were as follows:
                                                 Gross      Gross Estimated
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......    $1,000        $23        $0  $1,023
Obligations of states and political
   subdivisions ...................    14,748        496        22  15,222
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    12,780        175       149  12,806
Total investment securities .......   $28,528      $ 694     $ 171 $29,051

The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1996 were as follows:
                                                 Gross      Gross   Estimated
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......   $24,338       $108       $58 $24,388
Obligations of states and political
   subdivisions ...................     3,697         22         2   3,717
Corporate obligations..............       500          0         0     500
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    62,482        465       229  62,718
Total debt securities .............    91,017        595       289  91,323
Equity securities .................     7,976        255         0   8,231
Total investment securities .......  $ 98,993     $  850     $ 289 $99,554

Proceeds from sales of investment securities classified as available-for-sale during 1997, 1996 and 1995 were $6,818,000, $14,560,000 and $109,000, respectively. Gross realized gains during 1997, 1996, and 1995 were $196,000, $293,000 and $47,000, respectively. Gross realized losses during 1997, 1996 and 1995 were $0, $108,000 and $0, respectively.

No held-to-maturity investment securities were sold during 1997, 1996 or 1995, however, gains were recognized on securities with call options exercised by the issuer. Realized gains were $1,000, $11,000 and $59,000 in 1997, 1996 and 1995, respectively.


















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)


NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, (continued)
At December 31, 1997 and 1996, assets with a carrying value of $42,895,000 and $46,347,000, respectively, were pledged as required or permitted by law to secure certain public and trust deposits and repurchase agreements. The aggregate book value of debt securities from a single issuer did not exceed 10% of stockholders' equity at December 31, 1997 or 1996.

NOTE 7 - LOANS AND RESERVE FOR LOAN LOSSES
Loans were comprised of the following as of December 31:
                                                     1997      1996
Commercial, financial and industrial loans.....    $80,636   $72,828
Real estate mortgage loans:
  Real estate construction-related .............     12,105     8,908
  Real estate mortgage loans secured by 1-4
   family residential properties ...............    107,797    98,559
  Other real estate ............................     80,462    68,637
Total real estate mortgage loans ...............    200,364   176,104
Consumer loans:
  Monthly payment ..............................     30,952    32,616
  Other revolving credit .......................      1,476     1,543
Total consumer loans ...........................     32,428    34,159
Other ..........................................        245        26
Total loans ....................................   $313,673  $283,117

Changes in the reserve for loan losses for the years ended December 31, were as follows:
                                              1997       1996     1995
Balance, beginning of year ............       $3,130    $2,937    $2,638
Provision for loan losses .............          386       645       501
Loans charged-off:
  Commercial, financial and industrial.            0        25        31
  Real estate .........................            0       215        45
  Consumer ............................          327       369       257
Total loans charged-off ...............          327       609       333
Recoveries:
  Commercial, financial and industrial.           32         6        11
  Real estate .........................           15        36         0
  Consumer ............................           68       115       120
Total recoveries ......................          115       157       131
Balance, end of year ..................       $3,304    $3,130    $2,937





















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 7 - LOANS AND RESERVE FOR LOAN LOSSES, (continued)
Nonaccrual loans were $740,000, $615,000 and $934,000 at December 31, 1997,
1996 and 1995, respectively. If interest due on all nonaccrual loans had been accrued at the original contract rates, it is estimated that income before taxes would have been greater by $56,000, $37,000 and $34,000 at December 31, 1997, 1996 and 1995, respectively. Accruing loans which were contractually past due 90 days or more were $33,000, $0 and $9,000 at December 31, 1997, 1996 and 1995, respectively.

The total recorded investment in impaired loans was $1,314,000 and $2,682,000 at December 31, 1997 and 1996, respectively. The amount of the recorded investments for which there is a related allowance is $0. Loans classified as impaired as a result of troubled debt restructurings which are in compliance with modified terms recognize interest under the accrual method of accounting. Interest on all other impaired loans is recognized on the accrual method of accounting until principal or interest is past due 90 days or more and when full principal or interest is unlikely. At that time the loans are placed on nonaccrual status. The average recorded investment in impaired loans during 1997 and 1996 was $2,456,000 and $1,764,000, respectively. The Corporation recognized interest income on impaired loans of $233,000 in 1997 and $193,000 in 1996. Interest income recognized on a cash basis would have been $206,000 in 1997 and $214,000 in 1996.

The Corporation's banking subsidiary has granted loans to officers, directors and their associates. Related party loans are made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not represent more than a normal risk of collection. The aggregate dollar amounts of the loans were $9,192,000 and $13,017,000 at December 31, 1997 and 1996, respectively. During 1997, $19,923,000 of new loans were made to related parties and repayments totaled $23,748,000.

Residential mortgage loans with a book value of $2,940,000 and $4,194,000 were committed for sale and awaiting settlement at December 31, 1997 and 1996, respectively. The cumulative market value exceeded the book value of these loans.

























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)
NOTE 8 - PREMISES AND EQUIPMENT
Premises and equipment were comprised of the following as of December 31:
                                                             1997      1996
Land and land improvements .............................    $1,109    $1,111
Buildings ..............................................    10,894    10,934
Capitalized leased premises and equipment ..............       442       442
Furniture and equipment ................................    10,503     9,552
                                                            22,948    22,039
Less accumulated depreciation ..........................     9,084     8,032
Total bank premises and equipment ......................   $13,864   $14,007

Provisions for depreciation and amortization charged to operating expenses were $1,226,000, $1,110,000 and $972,000 for 1997, 1996 and 1995,
respectively. As of December 31, 1997, the Corporation had commitments totaling $1,050,000 to construct and furnish a two-story regional branch office in Shrewsbury, Pennsylvania.

NOTE 9 - MORTGAGE SERVICING RIGHTS
                                                             1997     1996
Balance, beginning of year..............................    $ 158    $   0
Servicing rights recognized ............................      197      176
Servicing rights amortized .............................       58       18
Balance, end of year....................................    $ 297    $ 158
Fair value, end of year.................................    $ 443    $ 213

NOTE 10 - INVESTMENT IN REAL ESTATE VENTURES
The Drovers & Mechanics Bank, a wholly-owned subsidiary of Drovers Bancshares Corporation, is the sole limited partner in two ventures to renovate and operate apartment buildings. The first building opened in 1994. The second opened in March, 1996. Both buildings provide low-income housing to qualified families. The investments are accounted for under the equity method of accounting. The combined carrying values of the investments at December 31, 1997 and 1996 were $2,292,000 and $2,391,000, respectively.

NOTE 11 - TIME DEPOSITS
At December 31, 1997 and 1996, time deposits of $100,000 or more aggregated $20,424,000 and $18,002,000, respectively. Interest expense on these time deposits amounted to approximately $1,258,000 in 1997, $1,010,000 in 1996 and $902,000 in 1995.
























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 12 - OTHER BORROWINGS AND LEASE COMMITMENTS
                                                               1997    1996
Notes payable to FHLB Pittsburgh:
  Due 1997, 6.50% ..........................................      $0  $1,000
  Due 1997, variable .......................................       0   5,000
  Due 1998, 5.43% - 6.72% ..................................   3,500   3,500
  Due 1998, variable .......................................  10,000  10,000
  Due 2000, 6.01% ..........................................     100     100
  Due 2000, variable .......................................   4,000   4,000
  Due 2002, 5.48% - 5.60% ..................................  10,000       0
  Due 2002, variable .......................................  10,000       0
  Due 2003, 6.40% ..........................................     400     400
  Due 2015, 3.75%, amortizing ..............................     378       0
Note payable to CoreStates Financial Corp:
  Due 2003, 6.95% ..........................................   4,987   5,157
                                                              43,365  29,157
Capital lease obligations ..................................     193     228
                                                             $43,558 $29,385

The Federal Home Loan Bank of Pittsburgh (FHLB) notes payable are secured by FHLB stock, deposits held by the FHLB and other mortgage collateral. The interest rates on the variable notes reprice quarterly or more frequently and are based on LIBOR or prime. The $10,000,000 in fixed rate borrowings due in 2002 includes a put option if the FHLB elects to convert the debt to a variable interest rate beginning in 1998. The Corporation also maintains a credit line with the FHLB secured by the same collateral. The unused credit line totaled $101,945,000 at December 31, 1997. The CoreStates note payable is secured by a mortgage on the 96 South George Street office building. The note is payable in monthly installments based on a twenty-year amortization. The interest rate is fixed until 1998. The amounts of notes payable and capital leases maturing in the years ended December 31, 1998 through 2002 are as follows: $13,729,000; $249,000; $4,371,000; $273,000 and $20,260,000,
respectively.

At December 31, 1997 and 1996, the Corporation and its subsidiaries were obligated under noncancelable leases for premises and equipment. The terms include various renewal options and provide for rental increases based upon predetermined factors. The rental expense under such leases amounted to $270,000 in 1997, $164,000 in 1996 and $143,000 in 1995.























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued):

NOTE 12 - OTHER BORROWINGS AND LEASE COMMITMENTS (continued)
Future minimum rental payments under capital leases and noncancelable operating leases with terms of one year or more at December 31, 1997 were:
                                                           Capital Operating
                                                            Leases   Leases
1998 .....................................................   $  66    $  376
1999 .....................................................      66       328
2000 .....................................................      66       264
2001 .....................................................      46       226
2002 .....................................................      11       231
Thereafter................................................       0     1,783
Total future minimum rental payments .....................     255    $3,208
Less interest ............................................     193
Present value of minimum rental payments .................   $  62

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

The information presented is based on pertinent information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time and current estimated fair value of these financial instruments may have changed significantly.




























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued):


NOTE 13 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
(continued)
                                           1997              1996
                                           Estimated            Estimated
                                  Carrying    Fair    Carrying     Fair
                                   Amount     Value    Amount     Value
FINANCIAL ASSETS:
 Cash and short-term investments   $14,928   $14,928   $17,783   $17,783
 Investment securities .........   179,299   180,245   128,082   128,605
 Net loans .....................   310,369   312,637   279,987   280,855
 Interest receivable ...........     2,860     2,860     2,157     2,157
FINANCIAL LIABILITIES:
 Demand and savings deposits ...   193,319   193,319   174,752   174,752
 Time deposits .................   208,767   208,125   185,452   185,005
 Federal funds purchased and
   securities sold under
   agreement to repurchase .....    31,360    31,360    15,254    15,254
 Notes payable .................    43,365    42,916    29,157    29,157
 Interest payable ..............     3,023     3,023     2,414     2,414

The following methods and assumptions were used to estimate fair value of each class of financial instruments for which it is practicable to
estimate that value:   For short-term  instruments, the carrying amount is
a reasonable stimate of fair value. The fair value of investment securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. For floating rate loans which experienced no significant change in credit risk and for deposits with floating interest rates, it is presumed that estimated fair values generally approximate the carrying amount. The fair value of fixed rate loans and time deposits is estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current rates offered for loans and deposits of similar maturities. Management believes that the risk factor embedded in the currently offered rates results in a fair valuation of the loan portfolio. The primary risks included in the risk factor are credit risk and prepayment risk. Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of other borrowings.

There is no material difference between the notional amount and the estimated fair value of off-balance sheet items which total $88,014,000. Off-balance sheet items are primarily comprised of unfunded loan commitments, which are generally priced at market at the time of funding.



















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 14 - INCOME TAXES
Total income tax expense for the years ended December 31, 1997, 1996 and 1995 was allocated as follows:
                                                        1997    1996   1995
Income from continuing operations ...................  $1,715  $1,084  $1,521
Shareholders' equity, for unrealized holding
  gains (losses) for available-for-sale securities ..     630     -79   1,154
Total income tax expense ............................  $2,345  $1,005  $2,675

Income tax expense attributable to income from continuing operations consists of the following at December 31,
                                                 1997      1996      1995
Currently payable ..........................    $1,656    $1,145    $1,485
Deferred expense (benefit)..................        59       -61        36
Income tax expense .........................    $1,715    $1,084    $1,521

For the years ended December 31, the income tax expense attributable to income from continuing operations differed from the tax expense computed by applying the Federal statutory rate to pretax earnings. The reasons for the differences were as follows:
                                         1997      1996      1995
Income before income tax ............   $7,346    $5,933    $5,802
Tax at federal income tax rate ......   $2,498    $2,017    $1,973
Differences resulting from:
 Effect of tax-exempt income ........     -343      -256      -322
 Historic and low income tax credits.     -279      -633      -103
 Effect of dividend income ..........     -183       -80       -42
 Other items, net ...................       22        36        15
Applicable income tax ...............   $1,715    $1,084    $1,521

































Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 14 - INCOME TAXES, (continued)
The significant components of deferred income tax expense (benefit) attributable to income from continuing operations for the years ended December 31, 1997, 1996 and 1995 were as follows:
                                               1997   1996   1995
Excess provision for loan losses ...........   $-59   $-65   $-102
Deferred loan income .......................     44     57     111
Alternative minimum tax credit carryforward.      0   -133       0
Other items, net ...........................     74     80      27
                                               $ 59   $-61   $  36

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are presented below:
                                                     1997       1996
Deferred tax assets:
  Allowance for loan losses ....................     $  831      $ 772
  Pension ......................................        183        214
  Alternative minimum tax credit carryforward ..          0        133
  Other ........................................         70         71
    Total gross deferred tax assets ............      1,084      1,190
Deferred tax liabilities:
  Bank premises and equipment ..................        427        437
  Unrealized holding gains on available-
    for-sale securities ........................        821        191
  Other ........................................        229        137
    Total gross deferred tax liabilities .......      1,477        765
Net deferred tax assets (liabilities) ..........     $ -393      $ 425

Federal income taxes on security gains were $67,000, $67,000 and $36,000 in 1997, 1996 and 1995, respectively.

Management believes the deferred tax assets are realizable since the Corporation has had a long history of strong earnings and has a carryback potential exceeding the deferred tax asset. Management is not aware of any evidence that would preclude the Corporation from ultimately realizing these assets.

























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 15 - NET INCOME PER SHARE
Per share information is computed based on the weighted average number of shares of stock outstanding during each year, giving retroactive effect to a 5%, 25% and a 7% stock dividend issued in 1997, 1996 and 1995, respectively. Net income per share and net income per share, assuming dilution were calculated as follows:
                                             1997    1996    1995
Net income ..............................  $5,631  $4,849  $4,281
Average shares outstanding ..............   2,951   2,947   2,941
Effect of dilutive securities:
 Stock options ..........................      27      14       6
Average shares outstanding,
 assuming dilution ......................   2,978    2,961   2,947
Net income per share ....................   $1.91    $1.65   $1.46
Net income per share, assuming dilution .   $1.89    $1.64   $1.45

NOTE 16 - COMMON STOCK
The Board of Directors of the Corporation declared the following stock dividends which includes a 5 for 4 stock split in the form of a stock dividend during 1996:
                                                 1997      1996
Percentage ...................................      5%       25%
Record date ..................................  11-14-97  07-19-96
Payable date .................................  11-28-97  08-16-96

NOTE 17 - CASH FLOW DISCLOSURES
The Corporation paid interest and income taxes of $18,667,000 and $1,570,000 in 1997, $14,689,000 and $1,250,000 in 1996 and $12,741,000
and $1,425,000 in 1995, respectively. Transfers from loans to other real estate as a result of foreclosure were $211,000, $822,000 and $300,000 in 1997, 1996 and 1995, respectively.

NOTE 18 - RETIREMENT PLAN
The Corporation and its subsidiaries have a noncontributory pension plan covering all eligible employees. The plan provides retirement benefits which are a function of both the years of service and the highest level of compensation during any consecutive five-year period of the last ten years before retirement. It is the Corporation's policy to fund the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act, plus such additional amounts as the Corporation determines to be appropriate from time to time. Pension expense was $139,000 in 1997, $164,000 in 1996 and $95,000 in 1995. The
Corporation also has two nonqualified supplemental retirement plans covering the present and former chairmen of the board. The plans are based on a targeted wage replacement percentage and are unfunded.

















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 18 - RETIREMENT PLAN, (continued)
The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31:
                                                               1997     1996
Actuarial present value of benefit obligations:
   Vested benefit obligation ............................... $-1,722 $-1,420
   Accumulated benefit obligation .......................... $-1,832 $-1,492
Projected benefit obligation ............................... $-3,026 $-2,365
Plan assets at fair value ..................................   3,370   2,554
Projected plan assets in excess of benefit obligation ......     344     189
Recognized net asset existing at December 31 ...............    -141    -154
Unrecognized prior service cost ............................      10      11
Unrecognized net gain ......................................    -297    -232
Accrued pension cost .......................................   $- 84  $- 186

The net pension expense included the following:
                                                               1997     1996
Service costs - benefits earned during the period ..........    $208    $258
Interest costs on projected benefit obligation .............     183     227
Net amortization and deferral ..............................     406     -93
                                                                 797     392
Less return on plan assets .................................     658     228
Net pension expense included in
 salaries and employee benefits ............................   $ 139   $ 164

The following weighted average assumptions were used for the plan:
                                                               1997    1996
Discount rate ..............................................   7.3%    7.8%
Rate of increase in salary levels ..........................   5.0%    5.0%
Long-term rate of return on plan assets ....................   9.0%    9.0%

Plan assets consist of corporate and government bonds and domestic and foreign equity securities. The Corporation has a 401(k) Salary Deferral Plan. This plan covers all eligible employees who elect to contribute to
the plan.   An eligible employee is anyone over the age of 21 who has
completed one year of service. The Corporation's contribution equals 25% of the employee's contribution up to a maximum of 6% of annual salary. The annual expense included in salaries and employee benefits amounted to $47,000, $42,000 and $40,000 in 1997, 1996 and 1995, respectively.























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 19 - STOCK OPTION PLANS
The Corporation has an incentive Stock Option Plan (option plan) and an employee stock purchase plan (ESPP). A committee of the Corporation's Board of Directors administers the option plan and, at its discretion, grants options to eligible key employees. The option price is the fair value of shares on the day granted. No options may be exercised after ten years. The options vest as follows: 50% on day of grant; 50% one year following grant date. Under the current option plan, 90,090 options have been authorized and not yet granted. The following shares and options prices have been adjusted for subsequent stock dividends:

                                    1997             1996             1995
                               Stock  Exercise  Stock  Exercise  Stock  Exercise
                              Options  Price  Options  Price  Options  Price
Balance at January 1, .......      70  $16.30      64  $14.61      29  $13.68
Granted .....................      25   21.43      25   19.62      35   15.40
Exercised ...................       5   17.97      19   14.94       0     --
Canceled ....................       0     --        0     --        0     --
Balance at December 31, .....      90  $17.64      70  $16.30      64  $14.61
Exercisable at December, 31 .      78  $17.02      58  $15.58      47  $14.32

The following options were outstanding at December 31, 1997:

                        Stock  Exercise Remaining    Options
                       Options  Price    Life     Exercisable
Issued 1990 ..........       9  $ 9.63  2.9 years       9
Issued 1994 ..........       8   16.73  6.9             8
Issued 1995 ..........      26   15.40  7.3            26
Issued 1996 ..........      23   19.62  8.3            23
Issued 1997 ..........      24   21.43  9.3            12
                            90  $17.64  7.6 years      78

The weighted average grant-date fair value of options granted during 1997, 1996 and 1995 was $5.28, $6.21 and $7.41, respectively. The
Corporation uses the Black-Scholes Option Pricing Model to calculate the grant-date fair value. The following significant assumptions were used:

                                              1997    1996      1995
Risk free interest rate .................    6.9%     6.5%      6.6%
Expected life ........................... 9.0 years 9.5 years 10.0 years
Expected volatility .....................   12.7%    14.0%     14.0%
Expected dividends ......................    2.4%     2.7%      2.7%




















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued):

NOTE 19 - STOCK OPTION PLAN, (continued)
The Corporation adopted the ESPP in 1997. The ESPP allows eligible employees to purchase stock in the Corporation at 85% of the lesser of the fair value of the stock on the date of grant or on the date of exercise. Under the terms of the ESPP, 1,366 options were granted and exercised in 1997. As of December 31, 1997, 156,134 options have been reserved for future issuances under the ESPP.

The Corporation applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                     1997   1996   1995
Net Income............................ As reported. $5,631 $4,849 $4,281
                                       Pro forma... $5,489 $4,731 $4,098
Earnings per share.................... As reported.  $1.91  $1.65  $1.46
                                       Pro forma...  $1.86  $1.61  $1.39
Earnings per share, assuming dilution. As reported.  $1.89  $1.64  $1.45
                                       Pro forma...  $1.84  $1.60  $1.39






































Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued):

NOTE 20 - PARENT CORPORATION FINANCIAL STATEMENTS
                                                            December 31,
STATEMENTS OF CONDITION                                      1997    1996
ASSETS
  Cash ................................................   $    410  $     20
  Investments in and advances to subsidiaries:
    The Drovers & Mechanics Bank ......................     41,055    36,808
    Drovers Realty Company ............................        745       748
  Other assets ........................................      1,490       556
TOTAL ASSETS ..........................................   $ 43,700  $ 38,132
LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities ...................................   $    230  $     40
  Total shareholders' equity ..........................     43,470    38,092
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............   $ 43,700  $ 38,132


                                              Years Ended December 31,
STATEMENTS OF INCOME                          1997      1996      1995
INCOME
 Dividends from subsidiaries ............    $2,227    $1,644    $1,407
 Other income ...........................        95        21        59
     Total income .......................     2,322     1,665     1,466
OPERATING EXPENSES
 Other ..................................       148       147       153
     Total operating expenses ...........       148       147       153
 Income before income taxes .............     2,174     1,518     1,313
 Applicable income taxes (benefit) ......       -23       -47       -35
Income before undistributed earnings of
   subsidiaries .........................     2,197     1,565     1,348
 Undistributed earnings of subsidiaries:
   The Drovers & Mechanics Bank .........     3,437     3,282     2,933
   Drovers Realty Company ...............        -3         2         0
NET INCOME ..............................    $5,631    $4,849    $4,281





























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued):

NOTE 20 - PARENT CORPORATION FINANCIAL STATEMENTS, (continued)
        Years Ended December 31,
STATEMENTS OF CASH FLOWS                                 1997      1996     1995
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ....................................       $5,631    $4,849   $4,281
 Undistributed earnings of subsidiaries ........       -3,434    -3,285   -2,933
 Gain on sale of investment securities
   available-for-sale ..........................          -74        -5      -47
 Increase in other assets ......................          -78         0        0
 Net cash provided by operating activities .....        2,045     1,559    1,301
CASH FLOWS FROM INVESTING ACTIVITIES:
 Payments (receipts) from intercompany account .           42       -12       16
 Purchases of investment securities
  available-for-sale ...........................         -401       -55     -116
 Proceeds from sales of investment securities
  available-for-sale ...........................          180        49      109
 Net cash provided by (used in) investing
   activities ..................................         -179       -18        9
CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of stock .............................          231        83       83
 Dividends paid ................................       -1,707    -1,606   -1,407
 Net cash used in financing activities .........       -1,476    -1,523   -1,324
NET INCREASE (DECREASE) IN CASH ................          390        18      -14
CASH AT JANUARY 1, .............................           20         2       16
CASH AT DECEMBER 31, ...........................         $410      $ 20      $ 2





































Drovers Bancshares Corporation and Subsidiaries
Report of Independent Certified Public Accountants


Board of Directors and Shareholders
Drovers Bancshares Corporation


We have audited the accompanying consolidated statement of condition of Drovers Bancshares Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drovers Bancshares Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years ended December 31, 1997, in conformity with generally accepted accounting principles.




Stambaugh . Ness & Company

York, Pennsylvania
January 16, 1998


























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

RESULTS OF OPERATIONS
The consolidated earnings of Drovers Bancshares Corporation are derived primarily from the operations of its wholly-owned subsidiaries: The Drovers & Mechanics Bank and Drovers Realty Company. Drovers Bancshares Corporation is a bank holding company. The Drovers & Mechanics Bank is a Pennsylvania state-chartered FDIC insured bank. The Bank has one wholly-owned subsidiary, 96 South George Street, Inc. The Bank subsidiary's primary asset is an office building attached to the Bank's main office which houses its corporate headquarters. Drovers Realty Company has various real estate holdings, including ground and building leases. It rents the real estate to the Bank for use as branch offices.

FINANCIAL SUMMARY
The Corporation recorded net income of $5,631,000 in 1997 and $4,849,000 in 1996. The return on average assets (ROA) and return on average equity (ROE) in 1997 were 1.15% and 13.88%, respectively. This compares to an ROA and ROE in 1996 of 1.20% and 13.31%, respectively.

NET INTEREST INCOME
Net interest income represents the difference between interest income and interest expense. Net interest income is a measurement of how well management balances the Corporation's interest rate sensitive assets and liabilities while maintaining adequate interest margins. Net interest income rose 11.5% or $1,749,000 in 1997, after advancing 5.1% or $740,000 in 1996.

                           Years Ended December 31,     Increase(Decrease)
(in thousands)             1997      1996     1995   97/96   96/95   95/94
Total interest income ..  $36,267  $30,055  $28,053  20.7%     7.1%   20.4%
Total interest expense .   19,254   14,791   13,529  30.2%     9.3%   30.0%
Net interest income ....  $17,013  $15,264  $14,524  11.5%     5.1%   12.6%

The Corporation's largest category of earning assets consists of loans to businesses and individuals. The majority of earning assets are supported by interest-bearing commercial and consumer deposits and other borrowings. In addition to interest-bearing funds, assets are also supported by noninterest-bearing funds including demand deposits and shareholders' equity. Changes in net interest income are determined by variations in the volume and mix of assets and liabilities as well as their relative sensitivity to interest rate movements. Increased volume drove the increases in net interest income for 1997 and 1996.














Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

NET INTEREST INCOME (continued)
The following table depicts the changes in rate and volume components of net interest income:

                              1997 over 1996            1996 over 1995
                          Total    Change due to    Total     Change due to
(in thousands)           Change    Rate   Volume   Change     Rate  Volume
Total interest income .  $6,212   $  14   $6,198   $2,002   $ -498  $2,500
Total interest expense.   4,463     714    3,749    1,262      -79   1,341
Net interest income ...  $1,749   $-700   $2,449   $  740   $ -419  $1,159

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


                                       1997 Average     1996 Average
(in thousands)                       Balance   Rate  Balance   Rate
Earning assets .................... $458,752  7.91% $372,889  8.06%
Financed by:
  Interest-bearing funds .......... $408,069  4.72% $330,697  4.47%
  Noninterest-bearing funds .......   50,683   -      42,192   -
     Total ........................ $458,752  4.20% $372,889  3.97%

Net interest income ............... $ 17,013        $ 15,264
Net interest spread ...............           3.19%           3.59%
Net interest income margin ........           3.71%           4.09%

An aggressive expansion plan began in 1996 with the opening of the Dover office. Two new offices opened in 1997 and two more are expected to open by 1999. The new offices will provide the Corporation a presence in the fastest growing areas of its market.

In order to offset the expenses of expansion the Corporation sought to increase net interest income through growth. The Corporation aggressively promoted higher yielding savings and time deposits during 1997 and increased its holding of other borrowings. This resulted in a drop in the spread and margin during the year.

Savings deposits increased $27,010,000, mainly from the success of the Indexed Money Fund (IMF) product. The IMF pays a rate of interest similar to rates on money market mutual funds. The growth in the IMF caused the average rate on savings deposits to increase 0.70% during 1997. Average time deposits, mainly certificates of deposit, increased $28,997,000 while their average yields increased 0.10%. Funding from short and long-term borrowings increased $20,225,000. The average yield on borrowings was nearly stable falling 0.02%. In all, average interest-bearing funds increased $77,372,000 and the yield increased 0.25%.

The funds were partially invested in loans which grew $27,474,000. The average loan yield remained relatively stable, falling only 0.04%. The remainder of the funds were used to purchase investment securities and interest-bearing deposits which increased $58,389,000. The overall yield on investments increased from 6.39% to 6.50%, or 0.11%. However, the mix between loans and lower yielding investments offset the increase in yield. Investments as a percentage of loans increased from 40.4% in 1996 to 56.6% in 1997. This change in mix caused the overall yield on earning assets to decline 0.15%.




Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

NET INTEREST INCOME (continued)
Despite the lower spread and margin, the strategy was successful. Net interest income increased $1,749,000, or 11.5%. The Corporation better utilized its strong capital base. Average capital to assets was 8.3% in 1997 compared to 9.0% in 1996. The increase in net interest income through leveraging the capital base served to increase return on equity from 13.3% in 1996 to 13.9% in 1997. Future loan growth should return the mix in earning assets to a more 1998. traditional percentage, stabilizing the spread and margin.

PROVISION FOR LOAN LOSSES
The provision for loan losses was $386,000, $645,000 and $501,000 for 1997, 1996 and 1995, respectively. As described in the summary of significant accounting policies, management analyzes the loan portfolio and the reserve for loan losses each quarter. The analysis estimates loan losses and helps determine the required provision. The analysis considers many factors including charge-off history, loan quality and loan growth. Net charge-offs for 1997, 1996 and 1995 were $212,000, $452,000 and $202,000, respectively. As a percentage of average loans, net charge-offs were 0.07%, 0.17% and 0.08% in 1997, 1996 and 1995, respectively. Nonaccrual loans as a percentage of total loans at December 31, 1997, 1996 and 1995 were 0.24%, 0.22% and 0.37%, respectively. Loans grew $30,556,000, $27,712,000 and $26,030,000 in 1997, 1996 and 1995, respectively.
The reserve for loan losses as a percentage of loans at December 31, 1997, 1996 and 1995 was 1.05%, 1.11% and 1.15%, respectively. Lower net charge-offs and a continued strong loan portfolio caused management to lower the 1997 provision. Management believes the present reserve is adequate to absorb losses in the existing portfolio. A significant degradation of loan quality; however, could require a change in estimated losses and cause a material change in net income.

OTHER INCOME
                               Years Ended December 31,       Increase(Decrease)
(in thousands)                 1997      1996     1995   97/96    96/95   95/94
Investment services and
  trust income .............  $1,105  $1,020    $924     8.3%    10.4%   10.8%
Service charges on deposit
 accounts ..................   1,293   1,199     982     7.8%    22.1%    7.1%
Securities gains ...........     197     196     106     0.5%    84.9%  253.3%
Net gains on loan sales ....     491     390     278    25.9%    40.3%    9.9%
Equity in losses
 of real estate ventures....     -81    -137     -64   -40.9%   114.1%   82.9%
Other ......................     948     696     611    36.2%    13.9%   33.4%
Total other income .........  $3,953  $3,364  $2,837    17.5%    18.6%   15.5%

Noninterest income was $3,953,000 in 1997, an increase of $589,000 from 1996. The 1996 noninterest income was $3,364,000, an increase of $527,000 over the 1995 level of $2,837,000.

Income from the financial services and trust division increased $85,000, or 8.3%, in 1997. The fair value of investments managed by the division was $205,062,000 at the end of 1997, an increase of 28.2% over the prior year. The division experienced strong growth in the trust services area, including employee benefits and personal trust and in investment management accounts. Employee benefit fees increased $51,000 in 1997. Nonrecurring estate fees accounted for the 1996 increase. Many of the fees derived from the division are based on the fair value of managed assets. Overall increases in the equity markets the past three years helped increase the value of assets managed and the related fee income.

Service charges on deposit accounts increased $94,000, or 7.8%, in 1997. This compares to increases of 22.1% and 7.1% in 1996 and 1995, respectively. Service charges are made up of three main items: fees on retail and business checking accounts, overdraft and returned check charges and ATM transaction fees. All
Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


OTHER INCOME (continued)
three items increased in 1997. The introduction in late 1995 of the "Winner" checking account product increased fees from checking accounts the last two years. Fees from business checking accounts grew in 1997 caused by growth in business deposits. In April 1996, the Corporation raised automatic teller machine (ATM) transaction fees which helped increase deposit service charges throughout 1997 and 1996. Increases in collected overdraft and returned check charges, along with ATM transaction fees, caused most of the increase in 1995.

Net gains from investment securities sales were $197,000 in 1997 compared to $196,000 and $106,000 in 1996 and 1995, respectively. The Corporation sold about $4,800,000 in mostly variable rate securities during the second quarter. The proceeds were invested in fixed rate securities and variable rate securities with rates fixed for the first one to five years. The new holdings increased net income in 1997 and help protect the Corporation from interest rate declines. The Corporation sold an additional $1,900,000 in debt securities during the fourth quarter to fund commercial loan growth. The Corporation maintains an equity portfolio of Pennsylvania bank stocks. In December 1997, the Corporation reduced its position in certain stocks resulting in a gain of $74,000. The 1996 gains were the result of restructuring the investment portfolio to increase holdings in higher yielding fixed rate investments.
This helped increase net interest income and decrease the Corporation's overall asset sensitivity.

Net gains on loan sales are comprised of gains from the sale of residential mortgages. Mortgage loans sold were $30,321,000, $23,814,000 and $22,510,000 in 1997, 1996 and 1995, respectively. Total 1997 loan sales increased 27.3% over 1996, while net gains increased $101,000, or 25.9%. The 1997 and 1996 gains increased $197,000 and $176,000, respectively, as the result of the adoption of a new accounting standard, SFAS No. 122, "Accounting for Mortgage Servicing Rights." The Standard causes the measurement of gains to increase from sales of mortgages where servicing is retained. The Corporation continued to emphasize residential mortgage lending. Two mortgage originators were added in 1996 and new products are continually introduced. The Corporation now offers a popular servicing-released product which includes our lowest offered interest rates. Sales in 1995 included $4,500,000 in adjustable rate mortgages sold to lessen overall asset sensitivity.

The Corporation recognized an $81,000 loss during 1997 from its equity investments in two real estate limited partnerships. Both partnerships were formed to renovate properties for lease as low-income housing apartments. The first opened in August 1994. The second opened in February 1996. Both buildings were fully occupied at the end of 1996 and 1997. The Corporation receives substantial financial benefits from these investments in the form of historic and low-income tax credits.

Other income increased $252,000, or 36.2%, in 1997. In the second quarter of 1997, the Corporation implemented a $1.00 surcharge on non-customers using our automated teller machines. The surcharge generated $180,000 in fees during 1997 and helped offset the cost of the Corporation's expanding ATM network. An increase in letter of credit and mortgage servicing fees also contributed to this year's increase in other income. Total loans serviced were $100,355,000, $93,327,000 and $88,711,000 at the end of 1997, 1996 and 1995,
respectively. Increases in cash management fees, mortgage servicing income and lease rentals drove the increase in 1996. In late 1995, the Corporation began a program allowing associates to lease new personal computers from the Corporation at the Corporation's cost. Other income in 1996 includes a $40,000 increase in computer lease revenue. An equal amount of depreciation expense related to the computer equipment is included in other noninterest expense. Higher cash management fees, insurance clerical fees and mortgage servicing income drove the 1995 increase.


Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


OTHER EXPENSES
                                  Years Ended December 31,   Increase(Decrease>
(in thousands)                      1997     1996    1995  97/96   96/95   95/94
Salaries and employee benefits .   $7,597   $6,818  $6,426   11.4%   6.1%   6.5%
Occupancy and premises .........      917      827     798   10.9%   3.6%  41.5%
Furniture and equipment ........    1,111      896     734   24.0%  22.1%   4.4%
Marketing ......................      441      627     389  -29.7%  61.2%  20.4%
FDIC insurance assessment ......       45        2     331  999.9% -99.4% -45.7%
Net cost of operation
 of other real estate ..........       53       26       3  103.8% 766.7%-127.3%
Supplies........................      443      442     346    0.2%  27.7%   9.5%
Other taxes ....................      331      325     294    1.8%  10.5%  10.5%
Other ..........................    2,296    2,087   1,737   10.0%  20.1%  11.8%
Total other expenses ...........  $13,234  $12,050 $11,058    9.8%   9.0%   6.8%

Other expenses includes all expenses except interest, provision for loan losses and income taxes. In 1997, total other expenses increased $1,184,000, or 9.8%, as compared to increases of 9.0% and 6.8% in 1996 and 1995, respectively.

Salaries and employee benefits are the most significant noninterest expense category, representing 57.4%, 56.6% and 58.1% of total other expenses for 1997, 1996 and 1995, respectively. In 1997, salaries and employee benefits increased $779,000, or 11.4%. Salaries increased $655,000, or 12.0%. This compares to a salary increase of $419,000, or 8.3%, in 1996. The growth in branch offices, deposits and commercial loans has resulted in an increase in staffing. The Corporation employed 209 full-time equivalents at December 31, 1997, compared to 193 and 186 in 1996 and 1995, respectively. The Corporation maintains two incentive compensation plans. Both plans require minimum earnings targets before incentives are paid. The Corporation paid incentives of $391,000, $234,000 and $224,000 in 1997, 1996 and 1995, respectively. Employee benefits decreased slightly for the second straight year. Overall pension costs and health insurance benefits have declined.

Occupancy and premises expense increased $90,000, or 10.9%, during 1997. This compares to increases of 3.6% and 41.5% in 1996 and 1995, respectively. Occupancy and premises includes the lease revenues less operating expenses of the 96 South George Street office building for office space not occupied by the Corporation. This resulted in a reduction of total occupancy and premises expense of $111,000, $134,000 and $121,000 in 1997, 1996 and 1995, respectively.
The positive impact to occupancy and premises expense has declined due to an increase in space taken by the Corporation for its corporate headquarters and rising vacancy late in 1997. The remaining increases in occupancy and premises expense were caused by lease expenses for two new branch offices opened in 1994, one in 1996, and two in late 1997.

Furniture and equipment expense increased $215,000, or 24.0%, in 1997 compared to $162,000, or 22.1%, in 1996. Costs associated with a mainframe and ATM network upgrade and the depreciation expense related to the Dover branch office caused the 1997 increase. The Corporation installed a wide area computer network and renovated office space in two buildings in the fourth quarter of 1995. The full impact of the depreciation from these capital expenditures 1996. occurred in 1996.








Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


OTHER EXPENSES (continued)

Marketing expense was $441,000 in 1997 compared to $627,000 and $389,000 in 1996 and 1995, respectively. Marketing expenses declined $186,000 in 1997. Major expenses in 1997 related to product advertising and a new branch office opening. The Corporation conducted several extensive advertising campaigns beginning in late 1995 and throughout 1996 which caused the increase in prior year expenses.

FDIC insurance assessments were $45,000, $2,000 and $331,000 during 1997, 1996 and 1995, respectively. Effective June 1, 1995, the FDIC lowered the insurance assessment minimum from $0.23 to $0.04 per $100 of deposits. The Corporation has always paid the minimum assessment rate. Effective January 1, 1996, the minimum assessment rate was eliminated and qualifying banks were required to pay a $2,000 annual fee. Beginning in January, 1997, the FDIC imposed a minimum assessment rate of 0.13% of deposits.

The net cost of operating other real estate was $53,000 in 1997 compared to $26,000 in 1996 and $3,000 in 1995. Other real estate held was $154,000,
$803,000 and $195,000 in 1997, 1996 and 1995, respectively. The increase in other real estate in 1996 was related to an increase in residential mortgage foreclosures. The properties were liquidated in 1997 and caused the increased expense.

Other expenses increased $209,000, or 10.0%, in 1997 compared to a $350,000 increase in 1996. Expenses for other professional services increased $119,000 during 1997. In late 1997, the Corporation engaged a consulting group to analyze various products and processes, seeking ways to enhance productivity, reduce expenses and improve non-interest income. Total 1997 costs related to the engagement totaled $94,000. The Corporation anticipates savings will cover all costs associated with the engagement within eighteen months. Data processing expenses increased $56,000 in 1997. The increase was caused by expansion to the ATM network and third party costs for trust accounting. Expenses to purchase checking account benefits from a third party for "Winner" customers increased $74,000 in 1996. Legal expenses grew $68,000, in 1996. Higher third party data processing costs, legal and professional fees caused the 1995 increase.

TAXATION
The Corporation recognized provisions for income taxes of $1,715,000, $1,084,000 and $1,521,000 in 1997, 1996 and 1995, respectively. The average tax rate was 23.3% in 1997, 18.3% in 1996 and 26.2% in 1995. The changes in the effective tax rates were caused by changes in historic and low-income tax credits received from the Corporation's investments in two low-income housing partnerships. The Corporation received tax credits of $279,000, $633,000 and $103,000 in 1997, 1996 and 1995, respectively. Projected tax credits are $279,000 in each of the next five years and $777,000, thereafter. The Corporation also minimizes its tax liability through the purchase of tax-free municipal bonds and equity investments eligible for partially tax-free dividends. Average municipal bonds held were $22,207,000, $14,746,000 and $15,902,000 in 1997, 1996 and 1995,
respectively. Average equity securities held were $13,114,000, $5,503,000 and $2,930,000 in 1997, 1996 and 1995, respectively. The Corporation increased its holdings of tax advantaged investments in 1997 to offset the decline in available tax credits. The equity investments at the end of 1997 included $10,066,000 of preferred stock issued by government sponsored agencies.






Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


FORWARD OUTLOOK
The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. It also makes consistent the accounting for all servicing assets and liabilities. The Standard became effective January 1, 1997. The FASB has delayed certain provisions of the Statement until January 1, 1998. The Corporation does not anticipate any material impact to earnings from applying this Standard.

The FASB issued Statement No. 130, "Reporting Comprehensive Income." The Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Statement requires all items that are required to be recognized as components of comprehensive income be reported in a financial statement displayed with the same prominence as other financial statements. Statement No. 130 is effective for fiscal years beginning after December 15, 1997. The impact of this Statement on the Corporation would be to require additional disclosures in its financial statements.

The FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information." Statement No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Statement No. 131 is effective for periods beginning after December 15, 1997. The impact, if any, of this Statement on the Corporation would be to require additional disclosures in its financial statements.

The permanent Shrewsbury office is under construction and is expected to open in March, 1998. As of December 31, 1997, the Corporation had commitments totaling $1,050,000 to construct and furnish the office. The Corporation received approval from the Pennsylvania Department of Banking to open a branch office in Hellam, Pennsylvania. Construction will begin around April, 1998 and the branch will open in September. The Corporation is negotiating a land purchase near Dillsburg, Pennsylvania. An application to the State has not yet been filed. The Westgate and Memory Lane branch offices are both scheduled for major renovations during 1998. All construction and renovation costs will be funded from operations.

YEAR 2000 ISSUE
The Corporation is presently identifying, assessing and correcting internal computer systems and systems used to exchange electronic data with third parties. The Corporation is nearly complete with the identification and risk assessment phase of the project. Our core banking software provider assured us that its software is Year 2000 compliant. We will test the software, along with all other mission critical systems by June 30, 1998. The Corporation has begun a program to assess commercial loan customers' understanding and preparation for dealing with Year 2000 issues as part of the annual loan review process. Based on the assessment results, the Corporation will determine the necessary steps to reduce credit risk related to the Year 2000 issue. The Corporation does not anticipate any material expenditures related to the Year 2000. However, the issue is unprecedented and its impact on the economy as a whole is still undetermined.



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

Liquidity needs may be met by either reducing assets or increasing liabilities. Sources of asset liquidity include short-term investments, maturing and repaying loans and monthly cash flows from mortgage-backed securities and collateralized mortgage obligations. The loan portfolio provides an additional source of liquidity due to the Corporation's participation in the secondary mortgage market. In addition to monthly cash flows from certain investment securities, the Corporation designates a substantial portion of its investment portfolio as available-for-sale. At December 31, 1997, this segment totaled $136,547,000, or 76.2% of the investment portfolio.

Liquidity needs may be met by attracting deposits with competitive rates, using repurchase agreements, buying federal funds or utilizing the facilities of the Federal Reserve or the Federal Home Loan Bank of Pittsburgh. The Corporation maintains informal borrowing arrangements with several correspondent banks to purchase overnight federal funds. A formal arrangement with the Federal Home Loan Bank allows the Corporation to borrow short and intermediate advances up to approximately 80% of its investment in assets secured by one to four family residential real estate. The maximum borrowings under this agreement at December 31, 1997 were $159,323,000, of which $57,378,000, or 36.0% was borrowed. The ability to renew funding sources depends on the financial institution's strength, asset portfolio, diversity of depositors and types of deposit instruments offered.

Liquidity can be further analyzed by using the Statement of Cash Flows. Cash and cash equivalents decreased $2,855,000 during 1997. Cash used in investing activities was $80,123,000 primarily as a result of a $30,946,000 increase in net loans and a $48,989,000 increase in investment securities. Funds were also required for $1,111,000 of capital expenditures. Cash provided by financing activities was $70,702,000. Deposits provided most of the cash. Demand and savings deposits increased $18,827,000 and certificates of deposit increased $23,072,000. An increase in borrowings provided an additional $30,314,000. Operating activities provided the remaining cash flows of $6,566,000. The significant components of operating activities are net income and the add-back of noncash expenses like depreciation and provision for loan losses. Operating activities also include the origination and sale of mortgage loans generated for sale.

INTEREST RATE SENSITIVITY MANAGEMENT
The Corporation's primary market risk is the risk of changes in net interest income caused by changes in interest rates. Interest rate sensitivity management focuses on minimizing interest rate risk. Management measures ongoing interest rate risk through monthly "gap" reports and quarterly computer simulations of net interest income. A "gap" report measures the net dollar exposure to changes in interest rates, at a given time, for various repricing periods. Results can sometimes be misleading since many interest-bearing liabilities are not as sensitive to interest rate movements as the repriceable assets which they help fund. A better measure of interest rate risk is the simulations which project net interest income in rising, falling and stable interest rate cycles. The simulation results indicate the Corporation is asset sensitive. If interest rates fell for a sustained time period, net interest
Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


INTEREST RATE SENSITIVITY MANAGEMENT(continued) income would decline. This is mainly due to the relative insensitivity of many interest-bearing deposit liabilities. Management has taken steps to mitigate this risk by increasing holdings of variable rate borrowings, restructuring the investment portfolio to include more fixed rate securities and decreasing holdings of adjustable rate mortgages. In addition, the Corporation successfully introduced a new savings product in 1996 tied directly to short-term money market rates. The present interest rate risk is within tolerance limits established by management.

The table below provides information about the Corporation's financial instruments sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve at December 31, 1997.

                    Fair                                                           Over 5
(in thousands)      Value   Balance    1998     1999     2000     2001     2002    Years
Cash............. $ 14,549 $ 14,549 $ 14,549 $      0 $      0 $      0 $      0 $      0
    Average rate.             0.00%    0.00%    0.00%    0.00%    0.00%    0.00%    0.00%
Investments:
  Fixed rate.....  144,459  141,532   28,533   25,214   16,755   17,832   10,960   42,238
    Average rate.             6.54%    6.69%    6.74%    6.82%    6.40%    6.36%    6.35%
  Variable rate..   36,165   35,733    8,927    6,265    5,263    4,199    3,761    7,318
    Average rate.             6.56%    6.58%    6.69%    6.65%    6.51%    6.48%    6.44%
Loans:
  Fixed rate.....  133,036  133,672   43,282   29,680   23,483   13,780    8,929   14,518
    Average rate.             8.05%    7.61%    8.46%    8.39%    8.21%    8.00%    7.63%
  Variable rate..  179,601  180,001   32,308   19,916   18,132   15,066    8,375   86,204
    Average rate.             8.77%    8.62%    8.64%    8.60%    8.51%    8.71%    8.68%

Deposits:
  Fixed rate.....  247,479  248,121  135,817   47,683   20,743    9,390    9,624   24,864
    Average rate.             4.79%    5.38%    5.44%    4.49%    2.81%    2.96%    2.02%
  Variable rate..  153,965  153,965   18,078   17,221   16,337   16,337   16,337   69,655
    Average rate.             3.04%    3.24%    3.16%    3.06%    3.06%    3.06%    2.95%
Other borrowings:
  Fixed rate.....   18,916   19,362    3,689      202      317      232   10,249    4,673
    Average rate.             5.90%    5.67%    6.84%    6.57%    6.84%    5.57%    6.67%
  Variable rate..   55,360   55,360   41,360        0    4,000        0   10,000        0
    Average rate.             5.55%    5.49%    0.00%    5.73%    0.00%    5.73%    0.00%

Investment securities are shown at amortized cost. The table includes prepayment assumptions for asset backed investments based on current prepayment estimates. Prepayment rates of 18%, 13% and 24% were used for fixed rate consumer installment loans, fixed rate residential mortgages and adjustable rate mortgages, respectively. Core deposit decay rates of 5%-12% were used based on historical experience, which allocated substantial amounts into the over five year category. Unfunded loan commitments comprise most of the Corporation's off-balance sheet items. These commitments are either short-term or are priced at market at the time of funding. Market risk is minimal and, therefore, these items are not shown in the table.

Considerable judgment is necessary to develop these estimates. The use of different assumptions could materially change the estimated cash flows. Changes in prepayment speeds, market interest rates or rates offered by the Corporation could materially change the actual cash flows received.

Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


INTEREST RATE SENSITIVITY MANAGEMENT(continued)
Effective asset/liability management also considers the effects of changing market prices on investment values. As a financial institution, a large portion of the Corporation's assets are monetary in nature and subject to an increase/decrease in purchasing power during periods of deflation/inflation.
The gain/loss in purchasing power on these assets is primarily affected by the degree of change in their interest rate spread relationships and, accordingly, is a function of the level and magnitude of interest rate movements. Minimizing the effects of inflation on investment values is necessary in the management of interest rate risk.

CAPITAL
Total shareholders' equity increased $5,378,000, or 14.1%, in 1997. The increase included a $1,223,000 increase in the fair value of investment securities available-for-sale which are shown net of deferred tax in shareholders' equity. Not including the changes from fair value, equity increased $4,155,000, or 11.0%. Newly generated capital can result from both internal and external sources. The majority of the Corporation's capital is generated internally. A measure of internal capital generation is the percentage of return on average equity times the percentage of earnings retained. The return on average equity was 13.9% for 1997 and 13.3% for 1996. Total cash dividends declared in 1997 represented 30.3% of net income, as compared to 33.1% in 1996. The resulting internal capital growth percentage was 9.7% in 1997 and 8.9% in 1996. The percentage of average shareholders' equity to average total assets was 8.3% in 1997 and 9.0% in 1996, indicative of a strong capital base. All of the above calculations involving average equity included an average gain on available-for-sale investment securities of $558,000 in 1997 and $123,000 in 1996.

The Federal Reserve Board implemented risk-based capital guidelines for bank holding companies in 1989. The guidelines establish a systematic framework making capital requirements more sensitive to differences in risk structure among banking organizations. The regulations require banking organizations to maintain capital equivalent to 8.0% of risk weighted assets, at least half of which must be common equity. Capital is divided into two tiers. Tier I capital includes common stock, additional paid-in capital and retained earnings. Tier II includes the allowance for loan losses, up to a maximum of 1.25% of risk adjusted assets. In addition to the risk-based capital requirements, regulations require a minimum leverage ratio of 3.0% to 5.0%, depending on the strength of the organization. The leverage ratio divides Tier I capital by total assets.



















Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


CAPITAL(continued)
The following table shows the Corporation exceeds all minimum capital adequacy standards:
                                                       December 31,
(in thousands)                                       1997        1996
Tier I - Total qualified shareholders' equity ..    $41,877     $37,722
Tier II - Allowance for loan losses ............      3,304       3,130
  Total risk-based capital .....................    $45,181     $40,852

Risk-adjusted on-balance sheet assets ..........   $332,434    $292,374
Risk-adjusted off-balance sheet exposure .......     12,491       9,509
  Total risk-adjusted assets ...................   $344,925    $301,883

Ratios:
  Tier I risk-based capital ratio ..............       12.1%       12.5%
  Minimum required for December 31, ............        4.0%        4.0%

  Total risk-based capital ratio ...............       13.1%       13.5%
  Minimum required for December 31, ............        8.0%        8.0%

  Tier I leverage ratio ........................        8.0%        8.4%
  Minimum required for December 31, ............        4.0%        4.0%

FINANCIAL CONDITION
The Corporation functions as a financial intermediary and, therefore, its financial condition and progress may be examined in terms of trends in its sources and uses of funds. The following comparison of average daily balances indicates how the Corporation has generated and employed its funds:
































Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


FINANCIAL CONDITION(continued)

                                      1997                        1996             1995
                          Average   Increase          Average   Increase         Average
(in thousands)            Balance  (Decrease)     %   Balance  (Decrease)    %   Balance
Funding uses:
  Money market
   investments ..........   $1,254   -1,621  -56.4%   $2,875   $ 1,357  89.4%   $1,518
  Investment securities .  164,491   60,010   57.4%  104,481     9,398   9.9%   95,083
  Loans .................  293,007   27,474   10.3%  265,533    21,013   8.6%  244,520
    Total interest-
     earning assets .....  458,752   85,863   23.0%  372,889    31,768   9.3%  341,121
  Noninterest-earning
   assets ...............   32,485      753    2.4%   31,732     3,068  10.7%   28,664
Total uses .............. $491,237  $86,616   21.4% $404,621    34,836   9.4% $369,785

Funding sources:
  Demand deposits .......  $42,586    1,140    2.8%  $41,446    $4,678  12.7%  $36,768
  Savings deposits ......  101,312   27,010   36.4%   74,302     4,698   6.7%   69,604
  Time deposits .........  200,623   28,997   16.9%  171,626    14,054   8.9%  157,572
  Short-term borrowings .   25,660   13,373  108.8%   12,287     4,757  63.2%    7,530
  Long-term borrowings ..   37,888    6,852   22.1%   31,036     1,986   6.8%   29,050
    Total interest-
     bearing liabilities   408,069   77,372   23.4%  330,697    30,173  10.0%  300,524
  Demand deposits .......   37,075    3,821   11.5%   33,254     1,006   3.1%   32,248
  Other liabilities .....    5,537    1,296   30.6%    4,241        51   1.2%    4,190
  Shareholders' equity ..   40,556    4,127   11.3%   36,429     3,606  11.0%   32,823
Total sources ........... $491,237  $86,616   21.4% $404,621   $34,836   9.4% $369,785

Total average assets were $491,237,000, representing an $86,616,000, or 21.4%, increase from 1996. Much of the asset growth came from investments in 1997 as the Corporation sought to increase net interest income by growing interest-earning assets. Total average investment securities increased $60,010,000, or 57.4%. Much of the investment growth was in fixed rate mortgage-backed securities, municipal bonds and equity securities. Fixed rate securities help reduce the Corporations' asset sensitivity, while investments in tax exempt securities help minimize federal income taxes. Total loans increased $27,474,000, or 10.3%. Real estate mortgage loans accounted for much of the loan growth. Commercial loan demand was also strong. Consumer loans fell slightly due to the continued run-off of auto loans. The Corporation maintained tight credit standards on auto loans causing the balance to slowly fall again in 1997.

Average total deposits grew $60,968,000 during 1997, funding 70.4% of the increase in assets. Successful promotion of various certificate of deposit products caused time deposits to increase $28,997,000. The Indexed Money Fund, introduced in June, 1996, continued to attract funds, increasing average savings deposits $27,010,000. Growth in commercial checking accounts caused non-interest bearing demand deposits to grow $3,821,000, or 11.5%. Average short- and long-term borrowings increased $20,225,000. Increased borrowings at the Federal Home Loan Bank accounted for most of the increase.






Drovers Bancshares Corporation

ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION
(dollar amounts in thousands,
 except per share data)                       1997      1996        1995       1994        1993
BALANCE SHEET DATA AT DECEMBER 31,
Assets ..................................   $524,892   $446,713   $382,791   $352,287   $320,851
Investment securities ...................    179,299    128,082     91,823     94,359     85,836
Net loans ...............................    310,369    279,987    252,468    226,737    206,614
Deposits ................................    402,086    360,204    306,653    283,173    265,917
Shareholders' equity ....................     43,470     38,092     34,921     29,724     29,249

Total average assets ....................    491,237    404,621    369,785    339,649    315,138
Total average shareholders' equity ......     40,556     36,429     32,823     29,538     27,379

INCOME DATA
Interest income .........................    $36,267    $30,055    $28,053    $23,300    $22,445
Interest expense ........................     19,254     14,791     13,529     10,406     10,246
  Net interest income ...................     17,013     15,264     14,524     12,894     12,199
Provision for loan losses ...............        386        645        501        382        447
Net interest income after
 provision for loan losses ..............     16,627     14,619     14,023     12,512     11,752
Other income ............................      3,953      3,364      2,837      2,457      2,651
Other expenses ..........................     13,234     12,050     11,058     10,355      9,866
Income taxes ............................      1,715      1,084      1,521        845      1,026
Income before cumulative effect of change
  in accounting for income taxes ........      5,631      4,849      4,281      3,769      3,511
Cumulative effect of change in accounting
  for income taxes ......................          0          0          0          0        352
Net income ..............................      5,631      4,849      4,281      3,769      3,863
Dividends paid ..........................      1,707      1,606      1,407      1,156      1,080

RATIOS
Return on average assets ................      1.15%      1.20%      1.16%      1.11%      1.23%
Return on average equity ................     13.88%     13.31%     13.04%     12.76%     14.11%
Equity to assets (year-end) .............      8.28%      8.53%      9.12%      8.44%      9.12%
Net loans to deposits (year-end) ........     77.19%     77.73%     82.33%     80.07%     77.70%
Dividend payout .........................     30.31%     33.12%     32.87%     30.67%     27.96%

PER SHARE DATA*
Net income ..............................      $1.91      $1.65      $1.46      $1.29      $1.33
Net income, assuming dilution ...........       1.89       1.64       1.45       1.28       1.33
Cash dividends ..........................       0.58       0.54       0.48       0.40       0.37
Book value (year-end) ...................      14.68      12.91      11.87      10.12      10.07
Weighted average number of
  shares outstanding ....................  2,951,090  2,947,266  2,940,921  2,919,342  2,896,532
Stock dividends declared ................         5%        25%         7%        25%         5%

* Per share figures are based on weighted average shares outstanding for the respective years as restated after giving effect to stock dividends.















































Drovers Bancshares Corporation

ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION (Continued)
(dollar amounts in thousands,
 except per share data)                         1992        1991        1990        1989        1988       1987
BALANCE SHEET DATA AT DECEMBER 31,
Assets ..................................   $308,319    $276,537    $253,324    $240,886    $236,007    $221,224
Investment securities ...................     99,011      86,054      66,222      63,682      68,556      56,434
Net loans ...............................    181,056     166,691     164,063     150,880     137,094     142,728
Deposits ................................    256,806     243,717     227,916     216,532     213,249     196,888
Shareholders' equity ....................     25,554      23,377      21,715      20,321      19,042      17,785

Total average assets ....................    288,792     266,000     247,502     234,210     223,991     208,200
Total average shareholders' equity ......     24,570      22,507      21,085      20,152      18,641      17,145

INCOME DATA
Interest income .........................    $22,490     $23,651     $23,290     $21,829     $19,608      18,687
Interest expense ........................     11,363      13,561      14,106      13,334      11,814      10,893
  Net interest income ...................     11,127      10,090       9,184       8,495       7,794       7,794
Provision for loan losses ...............        552         568         416         365           0          34
Net interest income after provision for
 loan losses ............................     10,575       9,522       8,768       8,130       7,794       7,760
Other income ............................      2,216       1,715       1,381       1,243       1,115         966
Other expenses ..........................      8,877       7,966       7,366       6,895       6,632       6,469
Income taxes ............................        717         608         487         326         275         232
Income before cumulative effect of
 change in accounting for income taxes ..      3,197       2,663       2,296       2,152       2,002       2,025
Cumulative effect of change in
 accounting for income taxes ............          0           0           0           0           0           0
Net income ..............................      3,197       2,663       2,296       2,152       2,002       2,025
Dividends paid ..........................      1,019       1,003         930         875         776         687

RATIOS
Return on average assets ................       1.11%       1.00%       0.93%       0.92%       0.89%       0.97%
Return on average equity ................      13.01%      11.83%      10.89%      10.68%      10.74%      11.81%
Equity to assets (year-end) .............       8.29%       8.45%       8.57%       8.44%       8.07%       8.04%
Net loans to deposits (year-end) ........      70.50%      68.40%      71.98%      69.68%      64.29%      72.49%
Dividend payout .........................      31.87%      37.66%      40.51%      40.66%      38.76%      33.93%

PER SHARE DATA*
Net income ..............................      $1.11       $0.92       $0.79       $0.75       $0.69      $0.70
Net income, assuming dilution............       1.10        0.92        0.79        0.74        0.69       0.70
Cash dividends ..........................       0.35        0.35        0.32        0.30        0.27       0.24
Book value (year-end) ...................       8.84        8.09        7.51        7.04        6.59       6.16
Weighted average number of shares
 outstanding ............................  2,890,518   2,889,236   2,888,617   2,887,415   2,886,540  2,879,564
Stock dividends declared ................         0%          0%         50%           5%          5%        10%

* Per share figures are based on weighted average shares outstanding for the respective years as restated after giving effect to stock dividends.















































Drovers Bancshares Corporation and Subsidiaries

AVERAGE BALANCES AND RATES
                                            1997                       1996                       1995
                                  Average           Average  Average           Average  Average           Average
(in thousands)                    Balance Interest    Rate   Balance Interest    Rate   Balance Interest    Rate
ASSETS
Interest-earning assets:
  Interest-bearing deposits
    with banks .................   $1,254      $70    5.58%   $2,875     $155    5.39%   $1,518      $94    6.19%
  Taxable investment
    securities .................  129,170    8,712    6.74%   84,232    5,492    6.52%   76,251    5,004    6.56%
  Equity securities ............   13,114      767    5.85%    5,503      336    6.11%    2,930      176    6.01%
  Tax-exempt investment
    securities .................   22,207    1,231    5.54%   14,746      873    5.92%   15,902    1,057    6.65%
  Loans ........................  293,007   25,487    8.70%  265,533   23,199    8.74%  244,520   21,722    8.88%
        TOTAL ..................  458,752  $36,267    7.91%  372,889 $ 30,055    8.06%  341,121 $ 28,053    8.22%
Noninterest-earning assets .....   32,485                     31,732                     28,664
TOTAL ASSETS ................... $491,237                   $404,621                   $369,785
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Demand deposits ..............  $42,586     $514    1.21%  $41,446     $510    1.23%  $36,768     $662    1.80%
  Savings deposits .............  101,312    3,600    3.55%   74,302    2,116    2.85%   69,604    1,890    2.72%
  Time deposits ................  200,623   11,530    5.75%  171,626    9,696    5.65%  157,572    8,706    5.53%
  Short-term borrowings ........   25,660    1,353    5.27%   12,287      584    4.75%    7,530      422    5.60%
  Long-term borrowings .........   37,888    2,257    5.96%   31,036    1,885    6.07%   29,050    1,849    6.36%
        TOTAL ..................  408,069  $19,254    4.72%  330,697 $ 14,791    4.47%  300,524 $ 13,529    4.50%
Noninterest-bearing liabilities:
  Demand deposits ..............   37,075                     33,254                     32,248
  Other liabilities ............    5,537                      4,241                      4,190
  Shareholders' equity .........   40,556                     36,429                     32,823
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY ......... $491,237                   $404,621                   $369,785
NET INTEREST SPREAD ............                      3.19%                      3.59%                      3.72%
INTEREST EXPENSE AS A
  PERCENT OF EARNING ASSETS ....                      4.20%                      3.97%                      3.97%
NET INTEREST INCOME MARGIN .....           $17,013    3.71%           $15,264    4.09%           $14,524    4.25%

Average nonaccrual loans included in average loans for 1997, 1996 and 1995 were $680,000, $2,167,000 and $592,000, respectively. Loan fees included in interest income were $483,000, $356,000 and $275,000 in 1997, 1996 and
1995, respectively.



