Form 10-K, Exhibit 13
period 1998-12-31
DROVERS BANCSHARES CORP
filed 1999-03-26
CIK 703109

EXHIBIT 13

Drovers Bancshares Corporation and Subsidiaries
CONTENTS
Cross Reference for electronic filing/hard copy
                                                               Electronic   Hard
                                                                  Copy      Copy
Cross Reference for electronic file/hard copy
Consolidated Financial Highlights...............................   2          1
Common Stock Market Prices and Dividends........................   3          1
Eleven-Year Summary of Selected Financial Information...........  38         12
Consolidated Statements of Condition............................   4         15
Consolidated Statements of Income...............................   5         16
Consolidated Statements of Comprehensive Income.................   6         17
Consolidated Statements of Changes in Shareholders' Equity......   6         17
Consolidated Statements of Cash Flows...........................   7         18
Notes to Consolidated Financial Statements .....................   8         19
Independent Auditors' Report ...................................  26         33
Management's Discussion and Analysis of Financial Condition and
 Results of Operations..........................................  27         34
Supplemental Financial Data ....................................  40         43
































Drovers Bancshares Corporation and Subsidiaries

CONSOLIDATED FINANCIAL HIGHLIGHTS
(All dollar amounts presented in thousands, except per share data)
                                                 1998           1997   % Change
FINANCIAL POSITION AT DECEMBER 31,
Assets ..................................       $597,793      $524,892   13.89%
Net loans ...............................        386,197       310,369   24.43%
Deposits ................................        457,672       402,086   13.82%
Shareholders' equity ....................         48,193        43,470   10.86%

RESULTS FOR THE YEAR
Interest income .........................       $ 40,991      $ 36,267   13.03%
Interest expense ........................         21,736        19,254   12.89%
Net interest income .....................         19,255        17,013   13.18%
Net income ..............................          6,810         5,631   20.94%

FINANCIAL RATIOS
Return on average assets ................           1.22%        1.15%    6.09%
Return on average shareholders' equity ..         14.69%        13.88%    5.84%

PER SHARE DATA*
Net income ..............................       $   1.53      $   1.27   20.47%
Net income, assuming dilution ...........       $   1.51      $   1.26   19.84%
Cash dividends ..........................       $   0.46      $   0.39   17.95%
Book value (year-end) ...................       $  10.79      $   9.79   10.21%
Weighted average shares outstanding .....      4,455,385     4,426,635    0.65%
Number of shareholders ..................          1,476         1,420    3.94%

INVESTMENT SERVICES AND TRUST DIVISION
Fair value of trust assets administered .       $252,121      $217,005   16.18%

* Per share data adjusted to reflect a three-for-two stock split issued in 1998 and a 5% stock dividend issued in 1997.






















Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED FINANCIAL HIGHLIGHTS

COMMON STOCK MARKET PRICES AND DIVIDENDS
The Corporation's common stock trades on The NASDAQ Stock Market under the symbol DROV. Before June 2, 1998, the stock traded on the over-the-counter market by several brokers. The quarterly year-to-date average shares outstanding and quarterly high and low prices were as follows:

                                                                   Cash
1998                             High**    Low**    Shares*  Dividends Paid*
March 31 ..................    $26.17    $22.50    4,445,700         $0.10
June 30 ...................     32.50     25.17    4,446,690          0.12
September 30 ..............     32.00     25.88    4,451,370          0.12
December 31 ...............     27.00     24.38    4,455,385          0.12

1997
March 31... ...............    $15.56    $13.17    4,424,459         $0.10
June 30 ...................     15.23     13.81    4,424,459          0.10
September 30 ..............     18.58     15.08    4,424,462          0.10
December 31 ...............     23.83     18.48    4,426,635          0.10


* Per share data adjusted to reflect a three-for-two stock split issued in 1998 and a 5% stock dividend issued in 1997.

**Per share data adjusted for the three-for-two stock split issued in 1998.

High and low sales prices before July 1, 1998, provided by Bloomberg Business News.
























Drovers Bancshares Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CONDITION

                                                                    December 31,
(in thousands)                                                     1998      1997
ASSETS
Cash and due from banks .................................       $ 24,145  $ 14,549
Money market investments ................................            479       379
Investment securities (fair value $162,556 and $180,245).        161,619   179,299
Loans (net of unearned income of $3,253 and $3,320) .....        390,109   313,673
Reserve for loan losses .................................          3,912     3,304
  Net loans .............................................        386,197   310,369
Bank premises and equipment .............................         15,901    13,864
Other assets ............................................          9,452     6,432
TOTAL ASSETS ............................................       $597,793  $524,892


LIABILITIES
Deposits:
  Noninterest-bearing ...................................       $ 55,339  $ 41,973
  Interest-bearing ......................................        402,333   360,113
    Total deposits ......................................        457,672   402,086
Federal funds purchased and securities sold
  Under agreements to repurchase ........................         23,325    31,360
Other borrowings ........................................         62,830    43,558
Other liabilities .......................................          5,773     4,418
TOTAL LIABILITIES .......................................        549,600   481,422
SHAREHOLDERS' EQUITY
Common stock ($3.33 par value)15,000,000 shares
  Authorized; issued and outstanding-4,468,461
  Shares in 1998 and 2,961,127 in 1997 ..................         14,881    14,806
Additional paid-in capital ..............................         18,891    18,664
Retained earnings .......................................         13,173     8,407
Accumulated other comprehensive income ..................          1,248     1,593
TOTAL SHAREHOLDERS' EQUITY ..............................         48,193    43,470
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..............       $597,793  $524,892


See notes to consolidated financial statements.















Drovers Bancshares Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
                                                   Years Ended December 31,
(in thousands, except per share data)               1998       1997     1996
INTEREST INCOME
Interest and fees on loans ......................  $30,483   $25,487   $23,199
Interest on deposits with banks .................       41        70       155
Interest and dividends on investment securities:
  Taxable investment securities .................    8,156     8,712     5,492
  Equity securities .............................    1,033       767       336
  Tax-exempt investment securities ..............    1,278     1,231       873
    Total interest income .......................   40,991    36,267    30,055
INTEREST EXPENSE
Interest on deposits ............................   17,374    15,644    12,322
Federal funds purchased and securities sold
  under agreements to repurchase.................    1,491     1,353       584
Interest on borrowed funds ......................    2,871     2,257     1,885
    Total interest expense ......................   21,736    19,254    14,791
    Net interest income .........................   19,255    17,013    15,264
Provision for loan losses .......................    1,266       386       645
Net interest income after provision for loan
  losses ........................................   17,989    16,627    14,619
OTHER INCOME
Investment services and trust income ............    1,295     1,105     1,020
Service charges on deposit accounts .............    1,692     1,293     1,199
Securities gains ................................      262       197       196
Net gains on loan sales .........................    1,044       491       390
Equity in losses of real estate ventures.........     -104       -81      -137
Other ...........................................    1,219       948       696
    Total other income ..........................    5,408     3,953     3,364
OTHER EXPENSES
Salaries and employee benefits ..................    8,006     7,597     6,818
Occupancy and premises ..........................    1,246       917       827
Furniture and equipment .........................    1,365     1,111       896
Marketing .......................................      645       441       627
Net cost of operation of other real estate ......       56        53        26
Supplies ........................................      535       443       442
Other taxes .....................................      375       331       325
Other............................................    3,003     2,341     2,089
    Total other expenses ........................   15,231    13,234    12,050
Income before income taxes.......................    8,166     7,346     5,933
Applicable income taxes .........................    1,356     1,715     1,084
NET INCOME ......................................  $ 6,810   $ 5,631   $ 4,849

PER SHARE DATA
NET INCOME ......................................  $  1.53   $  1.27   $  1.10
NET INCOME, assuming dilution ...................  $  1.51   $  1.26   $  1.09


See notes to consolidated financial statements.





Drovers Bancshares Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                                     Years Ended December 31,
(in thousands)                                       1998       1997      1996
Net income .....................................   $6,810     $5,631     $4,849
Other comprehensive income:
 Unrealized gains (losses) on securities
  arising during period ........................     -260      2,049        -48
 Reclassification adjustment for gains
  included in net income .......................     -262       -196       -185
Other comprehensive income (loss) before taxes .     -522      1,853       -233
Income taxes (benefits) related to other
  Comprehensive income (loss) ..................     -177        630        -79
Other comprehensive income (loss)...............     -345      1,223       -154
  COMPREHENSIVE INCOME .........................   $6,465     $6,854     $4,695

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                                       Accumulated
                                                          Additional       Other
(in thousands, except                      Common   Paid-in  Retained Comprehensive
   number of shares)             Shares     Stock   Capital  Earnings     Income
BALANCE, JANUARY 1, 1996 ...... 2,240,775  $11,204   $14,657  $ 8,536       $  524
 Net income ...................                                 4,849
 Cash dividends ...............                                -1,606
 25% stock dividend issued ....   561,919    2,810             -2,810
 Shares issued ................     6,486       32        50
 Change in unrealized holding
  gains (losses) on securities,
  net of reclassification
  adjustment ..................                                               -154
BALANCE, DECEMBER 31, 1996 .... 2,809,180  $14,046   $14,707  $ 8,969       $  370
 Net income ...................                                 5,631
 Cash dividends ...............                                -1,707
 5% stock dividend issued .....   140,710      704     3,782   -4,486
 Shares issued ................    11,237       56       175
 Change in unrealized holding
  gains (losses) on securities,
  net of reclassification
  adjustment .................                                               1,223
BALANCE, DECEMBER 31, 1997 .... 2,961,127  $14,806   $18,664  $ 8,407       $1,593
 Net income ...................                                 6,810
 Cash dividends ...............                                -2,050
 Three-for-two stock split .... 1,482,821      -17                  6
 Shares issued ................    24,513       92       227
 Change in unrealized holding
  gains (losses) on securities,
  net of reclassification
  adjustment ..................                                               -345
BALANCE, DECEMBER 31, 1998 .... 4,468,461  $14,881   $18,891  $13,173       $1,248

See notes to consolidated financial statements.

Drovers Bancshares Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     Years Ended December 31,
(in thousands)                                        1998     1997     1996
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ........................................  $6,810   $5,631   $4,849
Adjustments to reconcile net income to net cash
   from operating activities:
Depreciation and amortization .....................   1,638    1,342    1,179
   Net (accretion) amortization of investment
     security (discounts) premiums ................     363     -178        3
   Provision for loan losses ......................   1,266      386      645
   Gain on calls of investment securities
     held-to-maturity .............................       0       -1      -11
   Gain on sale of investment securities
     available-for-sale ...........................    -262     -196     -185
   (Gain) loss on sale of fixed assets ............      11      -50      -46
   Gain on sale of loans ..........................  -1,044     -491     -390
   (Gain) loss on sale of other real estate .......     -14       33        2
   Net deferred loan fees .........................    -814     -559     -290
   Equity in losses of real estate ventures........     104       81      137
   (Increase) decrease in interest/dividend
     receivable ...................................      30     -703     -142
   (Increase) decrease in other assets ............     318     -338   -1,007
   Increase in interest payable ...................     525      589      101
   Increase (decrease) in other liabilities .......    -109      140      -83
   Loans originated for sale ...................... -63,734  -29,794  -23,370
   Proceeds from sale of loans ....................  65,179   30,673   24,028
   Increase in other noncash items ................      45        1        9
Net cash provided by operating activities .........  10,312    6,566    5,429
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales and maturities of investment
  securities held-to-maturity .....................   8,488    5,584    5,756
Proceeds from sales and maturities of investment
  securities available-for-sale ...................  41,377   31,619   26,931
Purchases of investment securities
  held-to-maturity ................................       0  -19,763   -5,292
Purchases of investment securities available-
  for-sale ........................................ -32,810  -66,429  -63,694
Net increase in loans ............................. -77,321  -30,946  -28,316
Capital expenditures ..............................  -3,477   -1,111   -1,300
Proceeds from sale of fixed assets ................       6       78      108
Net (purchase) return of investment in real estate
  ventures.........................................  -2,209       18        0
Proceeds from sale of other real estate ...........     252      827      203
Net cash used in investing activities ............. -65,694  -80,123  -65,604

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in demand deposits and savings .......  35,074   18,827   32,648
Net increase in certificates of deposit ...........  20,508   23,072   20,898
Net increase (decrease) in federal funds purchased
  and repurchase agreements .......................  -8,035   16,106    7,952
Payments made for capital leases ..................     -40      -35      -30
Net increase (decrease) in other borrowings .......  19,312   14,208     -758
Proceeds from issuance of common stock ............     309      231       83
Dividends paid ....................................  -2,050   -1,707   -1,606
Net cash provided by financing activities .........  65,078   70,702   59,187
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS.   9,696   -2,855     -988
CASH & CASH EQUIVALENTS AT JANUARY 1, .............  14,928   17,783   18,771
CASH & CASH EQUIVALENTS AT DECEMBER 31, ........... $24,624  $14,928  $17,783

See notes to consolidated financial statements.
(All amounts presented in the tables are in thousands, except per share data) 7























































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

USE OF ESTIMATES:
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

STATEMENTS OF CASH FLOWS:
For purposes of reporting cash flows, cash and cash equivalents include cash and money market investments.

INVESTMENT SECURITIES:
Investments in debt securities which the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity. These securities are accounted for at amortized cost. Other securities are classified as available-for-sale. Differences between the amortized cost and fair value are considered an unrealized holding gain or loss and are shown net of taxes in Shareholders' Equity. The Corporation classified no securities as trading at December 31, 1998 or 1997. Such securities would be bought principally for the purpose of selling them in the near term. Management reassesses the appropriateness of the classifications each quarter. The Corporation calculates amortization and accretion using the straight-line method on most of the investments and the effective interest method on some of the investments. The amortization and accretion recognized on the straight-line method does not differ materially from the interest method. Security gains and losses are determined using the specific identification method.

COMPREHENSIVE INCOME:
The Corporation adopted Statement of Financial Accounting Standards No. 131, "Reporting Comprehensive Income," as of January 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are also components of comprehensive income. The adoption of this Statement had no effect on the Corporation's net income or shareholders' equity.

Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

LOANS:
Loans are stated at the principal amount outstanding, net of deferred loan fees and costs. Loan origination and commitment fees and related direct costs are deferred and amortized to income over the term of the respective loan and loan commitment period as a yield adjustment.

Loans held-for-sale primarily consist of residential mortgages and are carried at the lower of aggregate cost or fair value. Fair value is estimated on an individual loan basis using quoted market prices. Gains and losses on residential mortgages held-for-sale are included in other income.

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

RESERVE FOR LOAN LOSSES:
The reserve for loan losses is based on management's evaluation of the loan portfolio and reflects an amount which, in management's opinion, is adequate to absorb losses in the existing portfolio. Additions are made to the reserve through periodic provisions, which are charged to expense. Management evaluates the adequacy of its loan loss reserve on a quarterly basis. The impact of economic conditions on the creditworthiness of borrowers is considered, as well as loan loss experience and changes in the composition and volume of the loan portfolio. These and other factors are considered in assessing the overall adequacy of the reserve. Significant change in the estimate could result in a material change to net income.

Impaired loans are accounted for in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under this Statement, the allowance for credit losses related to loans that are identified for evaluation is based on discounted cash flows using the loan's initial effective interest rate or the fair value of collateral for certain collateral-dependent loans. Loans are deemed impaired when it is probable that the Corporation will be unable to collect all amounts due in accordance with the terms of the loan agreement. Loans are identified as impaired through various means including a formal loan review process, quarterly review of loan loss reserve adequacy, past due listings and watch lists. Statement No. 114 excludes large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment.

























































Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)
LOAN SERVICING RIGHTS:
The Corporation uses Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to account for purchased and originated loan servicing rights. This Statement is effective for transactions entered into after December 31, 1996 and is required to be applied prospectively. This Statement superseded Statement No. 122, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

The Corporation allocates the total cost of loans originated or purchased between loans and servicing rights based on the relative fair value of each. The loan servicing rights are amortized, using the straight-line method, over the period of estimated servicing income. For purposes of evaluating and measuring impairment, the Corporation stratifies the loan servicing rights based on original term and date of origination and uses quoted market prices to estimate fair value. The Corporation did not have a valuation allowance associated with the loan servicing rights as of December 31, 1998 or 1997.

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

PER SHARE DATA:
Earnings per common share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during each period. Earnings per common share, assuming dilution, gives effect to all dilutive potential common shares outstanding during each period.

NOTE 2 - CASH AND DUE FROM BANKS
The subsidiary Bank of the Corporation maintains average reserve balances to comply with Federal Reserve Bank guidelines. Reserve balances are based on outstanding deposits and consist primarily of vault cash. These reserves were $4,521,000 and $3,167,000 at December 31, 1998 and 1997, respectively.
Average required reserves during 1998 and 1997 were $3,948,000 and $5,567,000, respectively.
Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

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

                                                                1998     1997
Commitments to extend credit (legally binding) ............  $112,495  $80,762
Standby letters of credit and financial guarantees ........  $  8,712  $ 7,252

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

Standby letters of credit and financial guarantees are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Most guarantees extend for one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds collateral supporting those commitments when collateral is deemed necessary.

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

NOTE 5 - CONCENTRATION OF CREDIT RISK
The Corporation maintains sixteen branch offices. All are located in York County, Pennsylvania. The Corporation grants credit to customers, substantially all of whom are local residents. The Corporation emphasizes diversification of credit risk among industries and borrowers. Concentrations of credit risk can exist in relation to certain groups. A group concentration arises when a number of customers have economic characteristics that could similarly affect their ability to repay obligations due to changes in economic or other conditions.
























































Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 5 - CONCENTRATION OF CREDIT RISK, (continued)
Although the Corporation has a diversified loan portfolio, it grants loans to a number of local auto dealers and to their closely-held real estate companies. Loans to the auto dealers are used mainly to fund new and used car inventories and leasing receivables. Loans to the closely-held real estate companies are used primarily to fund land leases to the auto dealers. The Corporation generally retains auto titles or first mortgages as collateral. Other collateral may be obtained based on the loan purpose or management's credit evaluation.

The total credit exposure related to loans to auto dealers and their closely-held real estate companies was as follows:

                                                             1998     1997
Principal balance ........................................ $35,835 $19,620
Available credit .........................................  14,628   5,518
Total credit exposure .................................... $50,463 $25,138

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES
Money market investments are stated at cost, which approximates fair value. Money market investments as of December 31, 1998 and 1997 were $479,000 and $379,000, respectively. All money market investments were in the form of interest-bearing deposits with other financial institutions.

The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1998 were as follows:

                                                 Gross      Gross   Estimated
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies ...... $ 8,476      $139        $  0  $ 8,615
Obligations of states and political
     subdivisions ...................  16,926       697           0   17,623
Mortgage-backed securities and
     collateralized mortgage
     obligations ....................   8,857       124          23    8,958
Total investment securities .......   $34,259      $960        $ 23  $35,196

The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1998 were as follows:

                                                 Gross      Gross   Estimated
                                    Amortized Unrealized Unrealized    Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   Obligations of U.S. government
   Corporations and agencies ......  $  7,014    $  105       $  0   $ 7,119
Obligations of states and political
   Subdivisions ...................     7,541       243         24     7,760
Corporate obligations .............     4,726        21         81     4,666
Mortgage-backed securities and
  collateralized mortgage
  obligations .....................    88,304       973        243    89,034
Total debt securities .............   107,585     1,342        348   108,579
Equity securities .................    17,884       930         33    18,781
Total investment securities .......  $125,469    $2,272       $381  $127,360





















































Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, (continued)
The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

                                        Held-to-Maturity     Available-for-Sale
                                                 Estimated            Estimated
                                      Amortized     Fair   Amortized    Fair
                                         Cost       Value     Cost      Value
Due in one year or less ............... $ 1,303    $ 1,311   $  2,500 $  2,513
Due after one year through five years..   4,773      5,016      2,514    2,568
Due after five years through ten years.  14,734     15,142      5,726    5,870
Due after ten years ...................   4,592      4,769      8,541    8,594
                                         25,402     26,238     19,281   19,545
Mortgage-backed securities and
   collateralized mortgage
   obligations ........................   8,857      8,958     88,304   89,034
Total debt securities ................. $34,259    $35,196   $107,585 $108,579

The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1997 were as follows:

                                                 Gross      Gross   Estimated
                                    Amortized Unrealized Unrealized    Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......  $ 10,469    $   153      $  0  $ 10,622
Obligations of states and political
   subdivisions ...................    18,318        707         0    19,025
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    13,965        165        79    14,051
Total investment securities .......  $ 42,752    $ 1,025     $  79  $ 43,698

The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1997 were as follows:

                                                 Gross      Gross   Estimated
                                    Amortized Unrealized Unrealized    Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......  $ 18,003   $    109    $    5 $  18,107
Obligations of states and political
   subdivisions ...................     5,898        198         0     6,096
Corporate obligations..............       500          0        14       486
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    93,729      1,047        29    94,747
Total debt securities .............   118,130      1,354        48   119,436
Equity securities .................    16,004      1,107         0    17,111
Total investment securities .......  $134,134   $  2,461    $   48 $ 136,547























































Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)
NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, (continued) Proceeds from sales of investment securities classified as available-for-sale during 1998, 1997 and 1996 were $471,000, $6,818,000 and $14,560,000, respectively. Gross realized gains during 1998, 1997 and 1996 were $262,000 $196,000 and $293,000, respectively. Gross realized losses during 1998, 1997 and 1996 were $0, $0 and $108,000, respectively.

No held-to-maturity investment securities were sold during 1998, 1997 or 1996, however, gains were recognized on securities with call options exercised by the issuer. Realized gains were $0, $1,000 and $11,000 in 1998, 1997 and 1996, respectively.

At December 31, 1998 and 1997, assets with a carrying value of $40,686,000 and $42,895,000, respectively, were pledged as required or permitted by law to secure certain public and trust deposits and repurchase agreements. The aggregate book value of debt securities from a single issuer did not exceed 10% of stockholders' equity at December 31, 1998 or 1997.

NOTE 7 - LOANS AND RESERVE FOR LOAN LOSSES
Loans were comprised of the following as of December 31:

                                                     1998      1997
Commercial, financial and industrial loans.....   $117,997  $ 80,636
Real estate mortgage loans:
  Real estate construction-related ............     13,523    12,105
  Real estate mortgage loans secured by 1 to 4
   family residential properties ..............    126,542   107,797
  Other real estate ...........................    100,585    80,462
Total real estate mortgage loans ..............    240,650   200,364
Consumer loans:
  Monthly payment .............................     30,498    30,952
  Other revolving credit ......................        791     1,476
Total consumer loans ..........................     31,289    32,428
Other .........................................        173       245
Total loans ...................................   $390,109  $313,673

Changes in the reserve for loan losses for the years ended December 31, were as follows:

                                                1998        1997         1996
Balance, beginning of year ............        $3,304       $3,130     $2,937
Provision for loan losses .............         1,266          386        645
Loans charged-off:
  Commercial, financial and industrial.           522            0         25
  Real estate .........................             0            0        215
  Consumer ............................           235          327        369
Total loans charged-off ...............           757          327        609
Recoveries:
  Commercial, financial and industrial.             0           32          6
  Real estate .........................             0           15         36
  Consumer ............................            99           68        115
Total recoveries ......................            99          115        157
Balance, end of year ..................        $3,912       $3,304     $3,130

Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)
NOTE 7 - LOANS AND RESERVE FOR LOAN LOSSES, (continued)
Nonaccrual loans were $1,435,000, $740,000 and $615,000 at December 31,
1998, 1997 and 1996, respectively. If interest due on all nonaccrual loans had been accrued at the original contract rates, it is estimated that income before taxes would have been greater by $60,000, $56,000 and $37,000 at December 31, 1998, 1997 and 1996, respectively. Accruing loans which were contractually past due 90 days or more were $7,000, $33,000 and $0 at December 31, 1998, 1997 and 1996, respectively.

The total recorded investment in impaired loans was $1,748,000 and $1,314,000 at December 31, 1998 and 1997, respectively. Loans classified as impaired as a result of troubled debt restructurings which are in compliance with modified terms recognize interest under the accrual method of accounting. Interest on all other impaired loans is recognized on the accrual method of accounting until principal or interest is past due 90 days or more and when full principal or interest is unlikely. At that time the loans are placed on nonaccrual status. The average recorded investment in impaired loans during 1998, 1997 and 1996 was $1,672,000, $2,456,000, and $1,764,000, respectively.
The Corporation recognized interest income on impaired loans of $123,000 in 1998, $233,000 in 1997, and $193,000 in 1996. Interest income recognized on a cash basis would have been $122,000 in 1998, $206,000 in 1997, and $214,000 in
1996. The recorded reserve for impaired loans as of December 31, 1998 and 1997 was $150,000 and $0, respectively.

The Corporation's banking subsidiary has granted loans to officers, directors and their associates. Related party loans are made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not represent more than a normal risk of collection. The aggregate dollar amounts of the loans were $18,119,000 and $9,192,000 at December 31, 1998 and 1997, respectively.
During 1998, $31,475,000 of new loans were made to related parties and repayments totaled $22,548,000.

Residential mortgage loans with a book value of $3,179,000 and $2,940,000 were committed for sale and awaiting settlement at December 31, 1998 and 1997, respectively. The cumulative market value exceeded the book value of these loans. Total loans serviced were $106,647,000, $100,355,000 and $93,327,000 at December 31, 1998, 1997 and 1996, respectively.

NOTE 8 - PREMISES AND EQUIPMENT
Premises and equipment were comprised of the following as of December 31:

                                                             1998      1997
Land and land improvements .............................    $1,464    $1,109
Buildings ..............................................    11,423    10,894
Capitalized leased premises and equipment ..............       442       442
Furniture and equipment ................................    12,288    10,503
Construction in process ................................       704         0
                                                            26,321    22,948
Less accumulated depreciation ..........................    10,420     9,084
Total bank premises and equipment ......................   $15,901   $13,864

Provisions for depreciation charged to operating expenses were $1,423,000, $1,226,000 and $1,110,000 for 1998, 1997 and 1996, respectively. As of
December 31, 1998, construction in process was primarily related to the Hellam branch, which opened in January, 1999.
Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 9 - LOAN SERVICING RIGHTS
Changes in loan servicing rights for the years ended December 31, were as follows:

                                                             1998       1997
Balance, beginning of year..............................     $297       $158
Servicing rights recognized ............................      389        197
Servicing rights amortized .............................      154         58
Balance, end of year....................................     $532       $297
Fair value, end of year.................................     $812       $443

NOTE 10 - INVESTMENT IN REAL ESTATE VENTURES
The Drovers & Mechanics Bank, a wholly-owned subsidiary of Drovers Bancshares Corporation, is a limited partner in four ventures to renovate and operate apartment buildings. The first building opened in 1994. The second opened in March, 1996. The third opened in December, 1998. The fourth is scheduled to be opened in 1999. All four partnerships provide low-income housing to qualified families. The investments are accounted for under the equity method of accounting. The combined carrying values of the investments at December 31, 1998 and 1997 were $5,385,000 and $2,292,000, respectively.

NOTE 11 - TIME DEPOSITS
At December 31, 1998 and 1997, time deposits of $100,000 or more aggregated $27,037,000 and $20,424,000, respectively. Interest expense on these time deposits amounted to approximately $1,390,000 in 1998, $1,258,000 in 1997 and $1,010,000 in 1996. The amount of total time deposits maturing in the years ended December 31, 1999 through 2003 are as follows: $157,431,000; $44,756,000; $8,699,000; $6,334,000 and $3,510,000, respectively.

NOTE 12 - OTHER BORROWINGS AND LEASE COMMITMENTS

                                                               1998    1997
Notes payable to FHLB Pittsburgh:
  Due 1998, 5.43% - 6.72% .................................. $     0 $ 3,500
  Due 1998, variable .......................................       0  10,000
  Due 2000, 6.01% ..........................................     100     100
  Due 2000, variable .......................................   4,000   4,000
  Due 2002, 5.48% - 5.60%, convertible quarterly after 1998.  20,000  20,000
  Due 2003, 6.40% ..........................................     400     400
  Due 2003, 5.13%, convertible quarterly after 2000 ........   8,000       0
  Due 2005, 5.24%, convertible quarterly after 2001 ........   5,000       0
  Due 2008, 4.86% - 4.94%, convertible quarterly after 1999.  15,000       0
  Due 2008, 5.15%, convertible in 2005 .....................   5,000       0
  Due 2015, 3.75%, amortizing ..............................     372     378
Note payable to First Union:
  Due 2003, 6.53% ..........................................   4,805   4,987
                                                              62,677  43,365
Capital lease obligations ..................................     153     193
                                                             $62,830 $43,558

Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 12 - OTHER BORROWINGS AND LEASE COMMITMENTS, (continued)
The Federal Home Loan Bank of Pittsburgh (FHLB) notes payable are secured by FHLB stock, deposits held by the FHLB and other mortgage collateral. The fair value of the FHLB stock as of December 31, 1998 and 1997 was $6,716,000 and $5,533,000, respectively. The interest rates on the variable notes reprice quarterly or more frequently and are based on LIBOR or prime. Borrowings at a fixed rate until after a specified date are Convertible Select borrowings. These borrowings include a put option if the FHLB elects to convert the debt to a variable interest rate. The Corporation also maintains a credit line with the FHLB secured by the same collateral. The unused credit line totaled $92,056,000 at December 31, 1998. The First Union note payable is secured by a mortgage on the 96 South George Street office building. The note is payable in monthly installments based on a twenty-year amortization. The amounts of notes payable and capital leases maturing in the years ended December 31, 1999 through 2003 are as follows: $246,000; $4,365,000; $266,000; $20,252,000 and
$12,369,000, respectively.

At December 31, 1998 and 1997, the Corporation and its subsidiaries were obligated under noncancelable leases for premises and equipment. The terms include various renewal options and provide for rental increases based upon predetermined factors. The Hellam land lease contains a purchase option.
The rental expense under such leases amounted to $390,000 in 1998, $270,000 in 1997 and $164,000 in 1996.

Future minimum rental payments under capital leases and noncancelable operating leases with terms of one year or more at December 31, 1998 were:

                                                           Capital  Operating
                                                            Leases    Leases
1999 .....................................................    $ 65     $  422
2000 .....................................................      65        376
2001 .....................................................      45        338
2002 .....................................................      11        342
2003 .....................................................       0        348
Thereafter................................................       0      1,766
Total future minimum rental payments .....................     186     $3,592
Less interest ............................................      33
Present value of minimum rental payments .................    $153

NOTE 13 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies.
However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The information presented is based on pertinent information available to management as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time and current estimated fair value of these financial instruments may have changed significantly.
Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 13 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS, (continued)

                                            1998                   1997
                                             Estimated           Estimated
                                   Carrying    Fair     Carrying     Fair
                                    Amount     Value     Amount     Value
FINANCIAL ASSETS:
 Cash and short-term investments.  $ 24,624  $ 24,624   $ 14,928  $ 14,928
 Investment securities ..........   161,619   162,556    179,299   180,245
 Net loans ......................   386,197   389,433    310,369   312,637
 Interest receivable ............     2,830     2,830      2,860     2,860
FINANCIAL LIABILITIES:
 Demand and savings deposits ....   228,029   228,029    193,319   193,319
 Time deposits ..................   229,643   230,673    208,767   208,125
 Federal funds purchased and
   securities sold under
   agreement to repurchase ......    23,325    23,325     31,360    31,360
 Notes payable ..................    62,677    60,286     43,365    42,916
 Interest payable ...............     3,548     3,548      3,023     3,023

The following methods and assumptions were used to estimate fair value of each class of financial instrument for which it is practicable to estimate that value: For short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of investment securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. For floating rate loans which experienced no significant change in credit risk and for deposits with floating interest rates it is presumed that estimated fair values generally approximate the carrying amount. The fair value of fixed rate loans and time deposits is estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current rates offered for loans and deposits of similar maturities. Management believes that the risk factor embedded in the currently offered rates results in a fair valuation of the loan portfolio.
The primary risks are credit risk and prepayment risk. Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of other borrowings.

There is no material difference between the notional amount and the estimated fair value of off-balance sheet items which total $121,207,000. Off-balance sheet items are primarily comprised of unfunded loan commitments, which are generally priced at market at the time of funding.

NOTE 14 - INCOME TAXES
Total income tax expense for the years ended December 31, was allocated as follows:

                                                        1998    1997    1996
Income from continuing operations ...................  $1,356  $1,715  $1,084
Shareholders' equity, for other comprehensive
  income ............................................    -177     630     -79
Total income tax expense ............................  $1,179  $2,345  $1,005

Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 14 - INCOME TAXES, (continued)
Income tax expense attributable to other comprehensive income consists of the following at December 31:

                                                 1998      1997      1996
Unrealized gains (losses) on securities
  arising during the period ...............      $ -88      $697      $-13
Reclassification adjustment for gains
  (losses) included in net income .........        -89       -67       -66
Income taxes (benefits) related to other
  Comprehensive income ....................      $-177      $630      $-79

Income tax expense attributable to income from continuing operations consists of the following at December 31:

                                                 1998      1997      1996
Currently payable ..........................    $1,447    $1,656    $1,145
Deferred expense (benefit)..................       -91        59       -61
Income tax expense .........................    $1,356    $1,715    $1,084

For the years ended December 31, the income tax expense attributable to income from continuing operations differed from the tax expense computed by applying the Federal statutory rate to pretax earnings. The reasons for the differences were as follows:

                                         1998      1997      1996
Income before income tax ............   $8,166    $7,346    $5,933
Tax at federal income tax rate ......   $2,776    $2,498    $2,017
Differences resulting from:
 Effect of tax-exempt income ........     -391      -343      -256
 Historic and low income tax credits.     -808      -279      -633
 Effect of dividend income ..........     -246      -183       -80
 Excess provision for loan losses ...      236        59        66
 Other items, net ...................     -211       -37       -30
Applicable income tax ...............   $1,356    $1,715    $1,084

The significant components of deferred income tax expense (benefit) attributable to income from continuing operations for the years ended December 31, were as follows:

                                               1998    1997     1996
Excess provision for loan losses ...........  $-236    $-59     $-66
Alternative minimum tax credit carryforward.      0       0     -133
Other items, net ...........................    145     118      138
                                              $ -91    $ 59     $-61

Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 14 - INCOME TAXES, (continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

                                                     1998       1997
Deferred tax assets:
  Allowance for loan losses ....................     $1,067     $  831
  Pension ......................................        155        183
  Other ........................................         70         70
    Total gross deferred tax assets ............      1,292      1,084
Deferred tax liabilities:
  Bank premises and equipment ..................        381        427
  Unrealized holding gains on available-
  for-sale securities ..........................        643        821
  Other ........................................        388        229
    Total gross deferred tax liabilities .......      1,412      1,477
Net deferred tax liabilities ...................     $ -120     $ -393

Federal income taxes on security gains were $89,000, $67,000 and $66,000 in 1998, 1997 and 1996, respectively.

Management believes the deferred tax assets are realizable since the Corporation has had a long history of strong earnings and has a carryback potential exceeding the deferred tax asset. Management is not aware of any evidence that would preclude the Corporation from ultimately realizing these assets.

NOTE 15 - NET INCOME PER SHARE
Per share information is computed based on the weighted average number of shares of stock outstanding during each year, giving retroactive effect to a three-for-two stock split in 1998, a 5% stock dividend issued in 1997 and a 25% stock dividend issued 1996. Net income per share and net income per share, assuming dilution, were calculated as follows:

                                            1998     1997     1996
Net income ..............................  $6,810   $5,631   $4,849
Average shares outstanding ..............   4,455    4,427    4,421
Effect of dilutive securities:
 Stock options ..........................      67       40       21
Average shares outstanding,
 assuming dilution ......................   4,522    4,467    4,442
Net income per share ....................  $ 1.53   $ 1.27   $ 1.10
Net income per share, assuming dilution .  $ 1.51   $ 1.26   $ 1.09





Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 16 - COMMON STOCK
The Corporation issued the following stock dividends including a three-for-two stock split during 1998:

                                                  1998       1997
Percentage ...................................      50%        5%
Record date ..................................   5-08-98   11-14-97
Payable date .................................   5-29-98   11-28-97

NOTE 17 - CASH FLOW DISCLOSURES
The Corporation paid interest and income taxes of $21,211,000 and $1,670,000 in 1998, $18,667,000 and $1,570,000 in 1997 and $14,689,000 and $1,250,000 in
1996, respectively. Transfers from loans to other real estate as a result of foreclosure were $277,000, $211,000 and $822,000 in 1998, 1997 and 1996, respectively.

NOTE 18 - RETIREMENT PLAN
The Corporation and its subsidiaries have a noncontributory pension plan covering all eligible employees. The plan provides retirement benefits which are a function of both the years of service and the highest level of compensation during any consecutive five-year period of the last ten years before retirement. It is the Corporation's policy to fund the plan sufficiently to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act, plus such additional amounts as the Corporation determines to be appropriate from time to time. Pension expense was $161,000 in 1998, $139,000 in 1997 and $164,000 in 1996. The Corporation
also has two nonqualified supplemental retirement plans covering the present and former chairmen of the board. The plans are based on a targeted wage replacement percentage and are unfunded.

The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31:

                                                               1998     1997
Change in benefit obligation:
 Benefit obligation at  January 1, ......................... $-3,026 $-2,365
 Service cost ..............................................    -257    -208
 Interest cost .............................................    -219    -183
 Benefits paid .............................................     176      84
 Actuarial loss ............................................    -177    -354
 Benefit obligation at December 31, ........................ $-3,503 $-3,026

Change in plan assets:
 Fair value of plan assets at January 1, ................... $ 3,370 $ 2,554
 Employer contributions ....................................     312     242
 Actual return on assets ...................................     199     658
 Benefits paid .............................................    -176     -84
 Fair value of plan assets at December 31, ................. $ 3,705 $ 3,370

Funded status .............................................. $   202 $   344
Unrecognized net transition asset ..........................    -128    -141
Unrecognized prior service cost ............................       9      10
Unrecognized net gain ......................................     -17    -297
Prepaid (accrued) pension cost ............................. $    66 $   -84


























































Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)
NOTE 18 - RETIREMENT PLAN, (continued)
The net periodic benefit cost included the following:

                                                     1998     1997    1996
Service cost ....................................    $257     $208    $258
Interest cost ...................................     219      183     227
Expected return on plan assets ..................    -303     -240    -309
Amortization of net transition asset ............     -13      -13     -13
Amortization of prior service cost ..............       1        1       1
Net periodic benefit cost .......................    $161     $139    $164

The following weighted average assumptions were used for the plan:

                                                     1998     1997     1996
Discount rate ....................................... 7.0%     7.3%    7.8%
Rate of increase in salary levels ................... 4.0%     5.0%    5.0%
Long-term rate of return on plan assets ............. 9.0%     9.0%    9.0%

Plan assets are invested in mutual funds which consist of corporate and government bonds and domestic and foreign equity securities.

The Corporation has a 401(k) Salary Deferral Plan. This plan covers all eligible employees who elect to contribute to the plan. An eligible employee is anyone over the age of 21 who has completed one year of service. Effective January 1, 1998, the Corporation's contribution equals 50% of the employee's contribution up to a maximum of 6% of annual salary. In 1997 and 1996, the Corporation's contribution equalled 25% of the employee's contribution up to a maximum of 6% of annual salary. The annual expense included in salaries and employee benefits amounted to $112,000, $47,000 and $42,000 in 1998, 1997 and 1996, respectively.

NOTE 19 - STOCK OPTION PLANS
The Corporation has an incentive stock option plan (option plan) and an employee stock purchase plan (ESPP). A committee of the Corporation's Board of Directors administers the option plan and, at its discretion, grants options to eligible key employees. The option price is the fair value of shares on the day granted. No options may be exercised after ten years. The options vest as follows: 50% on day of grant; 50% one year following grant date. Under the current option plan, 111,440 options have been authorized and not yet granted. The following shares and average options prices have been adjusted for subsequent stock splits and dividends:

                                   1998              1997           1996
                              Stock  Exercise  Stock  Exercise  Stock  Exercise
                              Options  Price  Options  Price  Options    Price
Balance at January 1, .......     135  $11.77     105  $10.87      96    $ 9.74
Granted .....................      24   25.00      38   14.29      37     13.08
Exercised ...................      26   10.02       8   11.98      28      9.96
Forfeited ...................       2   18.80       0     --        0       --
Balance at December 31, .....     131  $14.38     135  $11.77     105    $10.87
Exercisable at December, 31 .     120  $13.41     116  $11.36      87    $10.39

Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 19 - STOCK OPTION PLANS, (continued)
The following options were outstanding at December 31, 1998:

                         Options   Exercise Remaining    Options
                       Outstanding  Price     Life     Exercisable
Issued 1990 ..........       4      $ 6.42   1.9 years       4
Issued 1994 ..........       9       11.16   5.9             9
Issued 1995 ..........      31       10.27   6.3            31
Issued 1996 ..........      32       13.08   7.3            32
Issued 1997 ..........      33       14.29   8.3            33
Issued 1998 ..........      22       25.00   9.1            11
                           131      $14.38   7.4 years     120

The weighted average grant-date fair value of options granted during 1998, 1997 and 1996 was $9.98, $5.28 and $6.21, respectively. The Corporation uses the Black-Scholes Option Pricing Model to calculate the grant-date fair value. The following significant assumptions were used:

                                              1998    1997      1996
Risk free interest rate .................    5.6%     6.9%      6.5%
Expected life ........................... 8.2 years 9.0 years 9.5 years
Expected volatility .....................   15.4%    12.7%     14.0%
Expected dividends ......................    1.6%     2.4%      2.7%

The Corporation adopted the ESPP in 1997. The ESPP allows eligible employees to purchase stock in the Corporation at 85% of the lesser of the fair value of the stock on the date of grant or on the date of exercise. Under the terms of the ESPP, 3,718 and 2,049 shares were purchased in 1998 and 1997, respectively. As of December 31, 1998, 236,250 options have been reserved for future issuances under the ESPP.

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

                                                     1998   1997   1996
Net Income
  As reported.....................................  $6,810 $5,631 $4,849
  Pro forma.......................................  $6,630 $5,489 $4,731
Earnings per share
  As reported.....................................  $ 1.53 $ 1.27 $ 1.10
  Pro forma.......................................  $ 1.49 $ 1.24 $ 1.07
Earnings per share, assuming dilution
  As reported.....................................  $ 1.51 $ 1.26 $ 1.09
  Pro forma.......................................  $ 1.47 $ 1.23 $ 1.07

NOTE 20 - BUSINESS SEGMENTS
The Corporation conducts business in the Banking industry and offers a wide variety of banking and trust services to individuals and commercial customers. As of December 31, 1998 and 1997, the Corporation does use discreet financial information on any segments that meet the reporting requirements of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." All revenues for the years ended December 31, 1998, 1997, and 1996 were derived from sources within the United States and no revenues from a single customer amounted to 10% or more of the Corporation's annual revenues.

















































Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 21 - PARENT CORPORATION FINANCIAL STATEMENTS

                                                            December 31,
STATEMENTS OF CONDITION                                       1998    1997
ASSETS
  Cash ................................................    $   101   $   410
  Investments in and advances to subsidiaries:
    The Drovers & Mechanics Bank ......................     45,642    41,055
    Drovers Realty Company ............................        733       745
  Other assets ........................................      1,851     1,490
TOTAL ASSETS ..........................................    $48,327   $43,700
LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities ...................................    $   134   $   230
  Total shareholders' equity ..........................     48,193    43,470
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............    $48,327   $43,700


                                             Years Ended December 31,
STATEMENTS OF INCOME                         1998      1997      1996
INCOME
 Dividends from subsidiaries ...........    $2,050    $2,227    $1,644
 Other income ..........................       302        95        21
     Total income ......................     2,352     2,322     1,665
OPERATING EXPENSES
 Other .................................       246       148       147
     Total operating expenses ..........       246       148       147
 Income before income taxes ............     2,106     2,174     1,518
 Applicable income taxes (benefit) .....         9       -23       -47
Income before undistributed earnings of
   subsidiaries ........................     2,097     2,197     1,565
 Undistributed earnings of subsidiaries:
   The Drovers & Mechanics Bank ........     4,725     3,437     3,282
   Drovers Realty Company ...............      -12        -3         2
NET INCOME ..............................   $6,810    $5,631    $4,849















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued):

NOTE 21 - PARENT CORPORATION FINANCIAL STATEMENTS, (continued)

                                                        Years Ended December 31,
STATEMENTS OF CASH FLOWS                                1998      1997        1996
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ....................................       $6,810    $5,631      $4,849
 Undistributed earnings of subsidiaries ........       -4,713    -3,434      -3,284
 Gain on sale of investment securities
   available-for-sale ..........................         -262       -74          -5
 Increase in other assets ......................           61       -78          -1
 Net cash provided by operating activities .....        1,896     2,045       1,559
CASH FLOWS FROM INVESTING ACTIVITIES:
 Payments (receipts) from intercompany account .          -19        42         -12
 Purchases of investment securities
  available-for-sale ...........................         -916      -401         -55
 Proceeds from sales of investment securities
  available-for-sale ...........................          471       180          49
 Net cash provided by (used in) investing
   activities ..................................         -464      -179         -18
CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of stock .............................          309       231          83
 Dividends paid ................................       -2,050    -1,707      -1,606
 Net cash used in financing activities .........       -1,741    -1,476      -1,523
NET INCREASE (DECREASE) IN CASH ................         -309       390          18
CASH AT JANUARY 1, .............................          410        20           2
CASH AT DECEMBER 31, ...........................       $  101    $  410      $   20



























Drovers Bancshares Corporation and Subsidiaries
Independent Auditors' Report


Board of Directors and Shareholders
Drovers Bancshares Corporation


We have audited the accompanying consolidated statements of condition of Drovers Bancshares Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drovers Bancshares Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.



Stambaugh . Ness, P.C.

York, Pennsylvania
January 15, 1999





















Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The purpose of this discussion is to focus on information about Drovers Bancshares Corporation, its financial condition and results of operations not otherwise apparent in the consolidated financial statements of this Annual Report. The reader of this Annual Report should make reference to those statements and other selected financial data presented elsewhere in the report to fully understand the following discussion and analysis.

RESULTS OF OPERATIONS
The consolidated earnings of Drovers Bancshares Corporation are derived primarily from the operations of its wholly-owned subsidiaries: The Drovers & Mechanics Bank and Drovers Realty Company. Drovers Bancshares Corporation is a bank holding company. The Drovers & Mechanics Bank is a Pennsylvania state-chartered, FDIC insured bank. The Bank has one wholly-owned subsidiary, 96 South George Street, Inc. The Bank subsidiary's primary asset is an office building attached to the Bank's main office, which houses its corporate headquarters. Drovers Realty Company has various real estate holdings, including ground and building leases. It rents the real estate to the Bank for use as branch offices.

FINANCIAL SUMMARY
The Corporation recorded net income of $6,810,000 in 1998 and $5,631,000 in 1997. The return on average assets (ROA) and return on average equity (ROE) in 1998 were 1.22% and 14.69%, respectively. This compares to an ROA and ROE in 1997 of 1.15% and 13.88%, respectively.

NET INTEREST INCOME
Net interest income represents the difference between interest income and interest expense. Net interest income is a measurement of how well management balances the Corporation's interest rate sensitive assets and liabilities while maintaining adequate interest margins. Net interest income rose 13.2% or $2,242,000 in 1998, after advancing 11.5% or $1,749,000 in 1997.

                           Years Ended December 31,      Increase(Decrease)
(in thousands)             1998      1997     1996     98/97    97/96    96/95
Total interest income ..  $40,991  $36,267  $30,055    13.0%     20.7%    7.1%
Total interest expense .   21,736   19,254   14,791    12.9%     30.2%    9.3%
Net interest income ....  $19,255  $17,013  $15,264    13.2%     11.5%    5.1%

The Corporation's largest category of earning assets consists of loans to businesses and individuals. The majority of earning assets are supported by interest-bearing commercial and consumer deposits and other borrowings. In addition to interest-bearing funds, assets are also supported by noninterest-bearing funds including demand deposits and shareholders' equity. Changes in net interest income are determined by variations in the volume and mix of assets and liabilities as well as their relative sensitivity to interest rate movements. Increased volume drove the increases in net interest income for 1998 and 1997.

The following table depicts the changes in rate and volume components of net interest income:

                              1998 over 1997             1997 over 1996
                           Total     Change due to    Total   Change due to
(in thousands)             Change    Rate   Volume    Change   Rate  Volume
Total interest income ..   $4,724   $-787   $5,511  $6,212   $  14   $6,198
Total interest expense .    2,482    -132    2,614   4,463     714    3,749
Net interest income ....   $2,242   $-655   $2,897  $1,749   $-700    2,449






















































Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, (continued)

NET INTEREST INCOME,(continued)

There are two performance measures that indicate how successful a bank is in managing its asset and liability structure. The first, net interest spread, is the average rate earned on earning assets less the average rate paid on interest-bearing funds. The second, net interest margin, incorporates both the net interest spread and margin on earning assets financed by noninterest-bearing funds. The following table illustrates the net interest spread and the net interest margin:


                                      1998 Average     1997 Average
(in thousands)                       Balance    Rate   Balance   Rate
Earning assets .................... $524,729   7.81%  $458,752  7.91%
Financed by:
  Interest-bearing funds .......... $463,520   4.69%  $408,069  4.72%
  Noninterest-bearing funds .......   61,209     --     50,683    --
     Total ........................ $524,729   4.14%  $458,752  4.20%

Net interest income ............... $ 19,255          $ 17,013
Net interest spread ...............            3.12%            3.19%
Net interest income margin ........            3.67%            3.71%


The average spread and margin declined 0.07% and 0.04%, respectively, in 1998. The average yield on earning assets fell 0.10%. This was partially offset by a 0.03% decline in the yield on interest-bearing funds.

The Corporation increased holdings in investment securities throughout 1997. This strategy generated net interest income used to offset the costs of an expanding branch office network. The increased holdings in lesser yielding investment securities, however, resulted in a narrower spread and margin, which bottomed out in the fourth quarter of 1997. The fourth quarter margin was 3.56%.

The Corporation experienced extraordinary loan demand in 1998. The combination of a strong local economy, low interest rates and customer dissatisfaction with large bank mergers caused the demand. This resulted in strong loan growth accounting for nearly all of the increase in interest-bearing assets. This change in mix of higher yielding loans compared to investment securities caused the margin to increase throughout most of 1998.

In the fourth quarter of 1998, the Federal Reserve reduced short-term interest rates by lowering the "discount rate." The Corporation is asset sensitive, with more interest-earning assets that reprice when short-term interest rates change than interest-bearing liabilities. The decrease in short-term interest rates caused the margin to decline to 3.61% in the fourth quarter of 1998.





Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,(continued)

PROVISION FOR LOAN LOSSES
The provision for loan losses was $1,266,000, $386,000 and $645,000 for 1998, 1997 and 1996, respectively. As described in the summary of significant accounting policies, management analyzes the loan portfolio and the reserve for loan losses each quarter. The analysis estimates loan losses and determines the required provision. The analysis considers many factors including charge-off history, loan quality and loan growth. Net charge-offs for 1998, 1997 and 1996 were $658,000, $212,000 and $452,000, respectively.
As a percentage of average loans, net charge-offs were 0.18%, 0.07% and 0.17% in 1998, 1997 and 1996, respectively. Nonaccrual loans as a percentage of total loans at December 31, 1998, 1997 and 1996 were 0.37%, 0.24% and 0.22%, respectively.  Loans grew $76,436,000, $30,556,000 and $27,712,000 in 1998,
1997 and 1996, respectively. The reserve for loan losses as a percentage of loans at December 31, 1998, 1997 and 1996 was 1.00%, 1.05% and 1.11%,
respectively. An increase in net charge-offs, nonaccrual loans and total loans caused management to increase the 1998 provision. Management believes the present reserve is adequate to absorb losses in the existing portfolio. A significant degradation of loan quality; however, could require a change in estimated losses and cause a material change in net income.

OTHER INCOME
                               Years Ended December 31,     Increase(Decrease)
(in thousands)                 1998      1997     1996   98/97    97/96   96/95
Investment services and
  trust income .............  $1,295   $1,105   $1,020    17.2%    8.3%    10.4%
Service charges on deposit
  accounts .................   1,692    1,293    1,199    30.9%    7.8%    22.1%
Securities gains ...........     262      197      196    33.0%    0.5%    84.9%
Net gains on loan sales ....   1,044      491      390   112.6%   25.9%    40.3%
Equity in losses
  of real estate ventures...    -104      -81     -137    28.4%  -40.9%   114.1%
Other ......................   1,219      948      696    28.6%   36.2%    13.9%
Total other income .........  $5,408   $3,953   $3,364    36.8%   17.5%    18.6%

Noninterest income was $5,408,000 in 1998, an increase of $1,455,000 from 1997 The 1997 noninterest income was $3,953,000, an increase of $589,000 over the 1996 level of $3,364,000.

Income from the financial services and trust division increased $190,000, or 17.2%, in 1998. The fair value of investments managed by the division was $252,121,000 at the end of 1998, an increase of 16.2% over the prior year. The division experienced strong growth in the trust services area, including employee benefits, personal trust and in investment management accounts. Overall increases in the equity markets the past three years helped boost the value of assets managed and the related fee income.

Service charges on deposit accounts increased $399,000, or 30.9%, in 1998. The Corporation engaged a consulting group in the fourth quarter of 1997. They completed an analysis of various products and processes that sought ways to enhance productivity by reducing expenses and improving noninterest income. Most of the increase in deposit service charges was a direct result of implementing their recommendations. Fees from business checking accounts grew in 1997 due to growth in business deposits. In April 1996, the Corporation raised automatic teller machine (ATM) transaction fees, which helped, increase deposit service charges throughout 1998 and 1997.

Net gains from investment securities sales were $262,000 in 1998. The Corporation liquidated some of its community bank stock portfolio accounting
for most of the gains.   A similar liquidation in late 1997 accounted for
$74,000 in gains. The other gains in 1997 and in 1996 came from investment portfolio restructuring used to increase interest income and decrease overall asset sensitivity.




















































Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, (continued)

OTHER INCOME, (continued)
Net gains on loan sales result mostly from the sale of residential mortgages. Low interest rates, a strong economy and a mild winter pushed gains to record levels in 1998. Mortgage loans sold were $60,817,000, $30,321,000 and $23,814,000 in 1998, 1997 and 1996, respectively. When the Corporation sells loans and retains servicing, it recognizes a servicing asset. This recognition increases the loan sale gains. Mortgage servicing rights recognized and included in loan sale gains were $361,000, $197,000 and $176,000 in 1998, 1997 and 1996, respectively. The Corporation sold a small credit card portfolio in 1998 for a gain of $43,000. The sale of commercial loan participations in 1998 totaled $3,682,000. This generated a $28,000 gain from capitalizing the loan servicing rights.

The Corporation recognized a $104,000 loss during 1998 from its equity investments in four real estate limited partnerships. The partnerships were formed to renovate properties for lease as low-income housing apartments. The first two partnerships opened in 1994 and 1996. Both remain fully occupied. The third partnership opened its first of two buildings in late 1998. Apartment rent-up has exceeded projections. Construction has begun on the building owned by the fourth partnership and is expected to open in 1999. The Corporation receives substantial financial benefits from these investments in the form of historic and low-income tax credits.

Other income increased $271,000, or 28.6%, in 1998. The Corporation offers ATM and debit cards, charges surcharges for non-customers using our ATM machines and provides electronic interchange services for various merchants. The fees associated with these various electronic transactions have steadily increased. In 1998, these fees increased $157,000 and provided most of the growth in other income. The ATM surcharge generated $180,000 in fees in 1997, its first year of implementation. Loan servicing income continues to provide a steady source of other income. Total mortgage loans serviced were $106,647,000, $100,355,000 and $93,327,000 at the end of 1998, 1997 and 1996,
respectively.

OTHER EXPENSES
                                  Years Ended December 31,    Increase(Decrease)
(in thousands)                      1998     1997    1996    98/97    97/96    96/95
Salaries and employee benefits .  $ 8,006  $ 7,597 $ 6,818     5.4%    11.4%    6.1%
Occupancy and premises .........    1,246      917     827    35.9%    10.9%    3.6%
Furniture and equipment ........    1,365    1,111     896    22.9%    24.0%   22.1%
Marketing ......................      645      441     627    46.3%   -29.7%   61.2%
Net cost of operation
 of other real estate ..........       56       53      26     5.7%   103.8%  766.7%
Supplies........................      535      443     442    20.8%     0.2%   27.7%
Other taxes ....................      375      331     325    13.3%     1.8%   10.5%
Other ..........................    3,003    2,341   2,089    28.3%    12.1%    1.0%
Total other expenses ...........  $15,231  $13,234 $12,050    15.1%     9.8%    9.0%


Other expenses include all expenses except interest, provision for loan losses and income taxes. In 1998, total other expenses increased $1,997,000, or 15.1%.

Salaries and employee benefits are the most significant noninterest expense category, representing 52.6% of total other expenses for 1998. In 1998, salaries and employee benefits increased $409,000, or 5.4%. Enhancing productivity was a focal point of the recent consulting engagement. Full-time equivalent staffing levels were 215 at the end of 1998 compared to 209 in 1997 and 193 in 1996. The Corporation maintains two incentive compensation plans. Both plans require minimum earnings targets before incentives are paid. The Corporation paid incentives of $511,000, $391,000 and $234,000 in 1998, 1997 and 1996, respectively.



















































Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, (continued)

OTHER EXPENSES, (continued)
Occupancy and premises expense increased $329,000, or 35.9%, during 1998. Two branch offices opened in late 1997 caused most of this year's increase. Lease payments for the new Hellam office, opened in January 1999, began in the fourth quarter. The Corporation accelerated the depreciation expense on a branch office scheduled for relocation within a grocery store. This resulted in an additional $56,000 in expense. Occupancy and premises expense includes the lease revenues less operating expenses of the 96 South George Street office building for office space not occupied by the Corporation. This resulted in a reduction of total occupancy and premises expense of $17,000, $111,000 and $134,000 in 1998, 1997 and 1996, respectively. The positive impact to occupancy and premises expense has declined due to an increase in space occupied by the Corporation and its subsidiaries.

Furniture and equipment expense increased $254,000, or 22.9%, in 1998. Personal computer and Year 2000 software upgrades contributed to the increase. Depreciation expense rose due to the equipment purchased for the new branch offices. Costs associated with a mainframe and ATM network upgrade and the depreciation expense related to the Dover branch office caused the 1997 increase. The Corporation installed a wide area computer network and renovated office space in two buildings in the fourth quarter of 1995. The full impact of the depreciation from these capital expenditures occurred in 1996.

Marketing expense grew $204,000, or 46.3%, during 1998. The Corporation conducted an extensive image and branding campaign. The campaign focused on the Corporation's community bank image and commitment to the markets it serves. A subsidiary of the Corporation, The Drovers & Mechanics Bank, celebrated its 115th anniversary in June.

The net cost of operating other real estate was $56,000 in 1998 compared to $53,000 in 1997 and $26,000 in 1996. Other real estate held was $148,000,
$154,000 and $803,000 in 1998, 1997 and 1996, respectively.

Other expenses increased $662,000, or 28.3%, in 1998. Professional services increased $146,000 mainly due to consulting services discussed previously. Total costs for consulting services were about $270,000, well below the savings received from implementing their recommendations. In addition, the Corporation commissioned an organizational sales assessment. As a result, extensive sales and sales management training will begin in 1999. The training will help sustain growth and high performance. Amortization of loan servicing rights increased $96,000 in 1998 due to an increase in residential mortgage loan refinancings. Data processing expenses increased $106,000 caused by the expansion of our ATM network. Higher consulting and data processing expenses contributed to the 1997 increase. Legal fees and checking account benefits purchased from a third party caused the increase in 1996.

TAXATION
The Corporation seeks to minimize its tax liability by investing in low-income housing partnerships that provide tax credits, purchasing tax-free municipal bonds and purchasing equity investments eligible for partially tax-free dividends. The effective tax rate was 16.6% in 1998, 23.3% in 1997 and 18.3% in 1996. Tax credits received were $807,000, $279,000 and $633,000 in 1998,
1997 and 1996, respectively. Average municipal bonds were $23,546,000, $22,207,000 and $14,746,000 in 1998, 1997 and 1996, respectively. Average equity securities were $18,212,000 in 1998, $13,114,000 in 1997 and $5,503,000 in 1996. The effective tax rate fluctuates mainly from the level of tax credits received. The Corporation increased its holdings in tax advantaged investments to help offset increasing taxable income. Projected tax credits are $789,000 in 1999, $595,000 per year in 2000 through 2003 and $2,168,000 thereafter.
























































Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, (continued)

FORWARD OUTLOOK
The Financial Accounting Standards Board issued Statement of Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Standard becomes effective for fiscal years beginning after June 15, 1999. The Corporation has not completed its assessment of the impact, if any, to earnings from applying this Standard.

The Corporation purchased land near Dillsburg, Pennsylvania in late 1998. Construction of the new branch office will begin in early 1999. The Corporation expects to open its first loan production office (LPO) in the first quarter of 1999. The office will be located in Cumberland County, near Harrisburg. This will be the Corporation's first facility outside York County. The staff at the LPO will initially focus on commercial lending. Negotiations continue to purchase land in Newberrytown, Pennsylvania to establish a new branch office. Total capital expenditures are projected to be $4,000,000 during 1999. All capital expenditures will be funded from operations.

YEAR 2000 ISSUE
The following contains forward-looking statements which involve risks and uncertainties. The actual impact on the Corporation of the Year 2000 issue could materially differ from that which is anticipated in the forward-looking statements as a result of certain factors identified below.

The Year 2000 issue ("Y2K") is the result of computer programs being written using two digits rather than four to define the applicable year. It is anticipated that some systems may recognize a date using "00" as the year "1900" rather than "2000". This could result in system failures, miscalculations and disruptions of normal business operations including, among other things, a temporary inability to process transactions, send statements or engage in similar day-to-day business activities.

Corporation's State of Readiness

The Corporation relies heavily on various internal information technology (IT) and non-information technology (Non-IT) systems and third parties. In order to prepare for the Year 2000 issue, the Corporation adopted the Federal Financial Institutions Examination Council's (FFIEC) five step plan, which includes awareness, assessment, remediation, testing and implementation. As part of the assessment step, the Corporation identified all IT and Non-IT systems, as well as all significant third party relationships. The Corporation tested all IT and Non-IT systems identified as critical. A small number of systems were found to be noncompliant. As of December 31, 1998, remediation, testing and implementation of all mission critical systems was complete. The Corporation continues to assess all new systems and significant upgrades to existing systems.

The Corporation implemented a vigorous vendor management program. As part of the program, Year 2000 certification information was requested from all material third parties. Based on the responses received and information gathered, the Corporation has not identified any material third parties with Year 2000 issues that would interrupt normal business operations. The Corporation is also addressing the impact, if any, the century date change may have on its credit risk.

Costs of Year 2000

The costs to remediate the Corporation's IT and Non-IT systems have been minor and are expected to total less than $100,000. As of December 31, 1998, $65,000 has been expended on Year 2000 costs. The Corporation does not expect the amounts required to be expensed over the next 12 months to have a material effect on the financial position or results of operations. However, if compliance is not achieved in a timely manner by the Corporation or any of its significant related third parties, be it a supplier of services or customer, the Y2K issue could possibly have a material effect on the Corporation's operations and financial position.
















































Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, (continued)

YEAR 2000 ISSUE, (continued)
Risks of Year 2000

At present, the Corporation believes its progress in remedying the critical systems and monitoring its third parties' Y2K readiness is on target. The Y2K computer problem creates risk for the Corporation from unforeseen problems in its own computer systems and from third party vendors' computer systems which interface with the Corporation's computer applications. Failure of third party systems relative to the Y2K issue could have a material impact on the Corporation's ability to conduct business.

Contingency Plans
At the present time, the Corporation is not aware of any reasonably likely scenarios that would materially disrupt business operations. The Corporation recognizes the need to develop contingency plans to address situations that could arise despite a low probability of occurrence. The Corporation has adopted the FFIEC four step plan: organizational planning, business impact analysis, development of plan and validation. The organizational planning phase has been completed and a thorough business impact analysis is under way. Contingency plans are being developed and will be tested throughout the process. The Corporation expects to complete contingency planning by June 30, 1999, but will continue updating and testing the plan throughout the year.

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

Liquidity needs may be met by either reducing assets or increasing liabilities. Sources of asset liquidity include short-term investments, maturing and repaying loans and monthly cash flows from mortgage-backed securities and collateralized mortgage obligations. The loan portfolio provides an additional source of liquidity due to the Corporation's participation in the secondary mortgage market. In addition to monthly cash flows from certain investment securities, the Corporation designates a substantial portion of its investment portfolio as available-for-sale. At December 31, 1998, this segment totaled $127,360,000, or 78.8% of the investment portfolio.

Liquidity needs may be met by attracting deposits with competitive rates, using repurchase agreements, buying federal funds or utilizing the facilities of the Federal Reserve or the Federal Home Loan Bank of Pittsburgh. The Corporation maintains informal borrowing arrangements with several correspondent banks to purchase overnight federal funds. A formal arrangement with the Federal Home Loan Bank allows the Corporation to borrow short and intermediate advances up to approximately 80% of its investment in assets secured by one to four family residential real estate. The maximum borrowings under this agreement at December 31, 1998 were $161,128,000, of which $69,072,000, or 42.9%, was borrowed. The ability to renew funding sources depends on the financial institution's strength, asset portfolio, diversity of depositors and types of deposit instruments offered.
Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, (continued)

LIQUIDITY, (continued)
Liquidity can be further analyzed by using the Statement of Cash Flows. Cash and cash equivalents increased $9,696,000 during 1998. Cash used in investing activities was $65,694,000 primarily as a result of a $77,321,000 increase in net loans offset by a $17,055,000 decline in investment securities. Funds were also required for $3,477,000 of capital expenditures and $2,209,000 for investments in real estate partnerships. Cash provided by financing activities was $65,078,000. Deposits provided most of the cash. Demand and Savings deposits increased $35,074,000 and certificates of deposit increased $20,508,000. A net increase in short-term and long-term borrowings provided an additional $11,237,000. Operating activities provided the remaining cash flows of $10,312,000. The significant components of operating activities are net income, the add-back of noncash expenses like depreciation and provision for loan losses and the net cash provided from the origination and sale of mortgage loans generated for sale.

INTEREST RATE SENSITIVITY MANAGEMENT
The Corporation's primary market risk is the risk of changes in net interest income caused by changes in interest rates. Interest rate sensitivity management focuses on minimizing interest rate risk. Management measures ongoing interest rate risk through monthly "gap" reports and quarterly computer simulations of net interest income. A "gap" report measures the net dollar exposure to changes in interest rates, at a given time, for various repricing periods. Results can sometimes be misleading since many interest-bearing liabilities are not as sensitive to interest rate movements as the repriceable assets which they help fund. A better measure of interest rate risk is simulations which project net interest income in rising, falling and stable interest rate cycles. The simulation results indicate the Corporation is asset sensitive. If interest rates fell for a sustained time period, net interest income would decline. This is mainly due to the relative insensitivity in a downward rate environment of many interest-bearing deposit liabilities. Management has taken steps to mitigate this risk by increasing holdings of variable rate borrowings, restructuring the investment portfolio to include more fixed rate securities and decreasing holdings of adjustable rate mortgages. In addition, the Corporation successfully introduced a new savings product in 1996 tied directly to short-term money market rates. The present interest rate risk is within tolerance limits established by management.


















Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, (continued)

INTEREST RATE SENSITIVITY MANAGEMENT, (continued)
The table below provides information about the Corporation's financial instruments sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve at December 31, 1998.

                     Fair                                                          Over 5
(in thousands)      Value   Balance    1999     2000     2001     2002     2003    Years
Cash............. $ 24,145 $ 24,145 $ 24,145  $     0  $     0 $      0  $     0  $     0
    Average rate.              0.00%    0.00%    0.00%    0.00%    0.00%    0.00%    0.00%
Investments:
  Fixed rate.....  132,823  130,097   40,359   23,566   14,664    7,024    2,891   41,593
    Average rate.              6.16%    6.64%    6.67%    6.21%    5.95%    6.93%    5.39%
  Variable rate..   30,212   30,110   12,939    8,500    2,901      579      712    4,479
    Average rate.              6.25%    6.27%    6.19%    6.09%    6.31%    7.38%    6.26%
Loans:
  Fixed rate.....  180,787  181,078   38,033   23,843   24,103   16,426   11,723   66,950
    Average rate.              7.68%    6.69%    8.36%    8.35%    8.16%    8.15%    7.54%
  Variable rate..  208,646  209,031   48,024   17,390   10,929   13,463   10,078  109,147
    Average rate.              8.31%    8.01%    8.34%    8.33%    8.48%    8.27%    7.99%
Deposits:
  Fixed rate.....  280,872  282,420  161,500   51,393   15,230   12,977   10,146   31,174
    Average rate.              4.45%    5.24%    4.89%    3.13%    3.00%    1.88%    1.73%
  Variable rate..  175,252  175,252   20,644   19,638   18,856   18,856   18,856   78,402
    Average rate.              2.71%    2.86%    2.78%    2.71%    2.71%    2.71%    2.66%
Other borrowings:
  Fixed rate.....   56,286   58,677      199      311      225   20,241   12,369   25,332
    Average rate.              5.34%    6.43%    6.29%    6.43%    5.54%    5.62%    5.01%
  Variable rate..   27,325   27,325   23,325    4,000        0        0        0        0
    Average rate.              4.92%    4.78%    5.70%    0.00%    0.00%    0.00%    0.00%

Investment securities are shown at amortized cost. The table includes prepayment assumptions for asset backed investments based on current prepayment estimates. Prepayment rates of 18%, 19% and 19% were used for fixed rate consumer installment loans, fixed rate residential mortgages and adjustable rate mortgages, respectively. Core deposit decay rates of 5%-12% were used based on historical experience, which allocated substantial amounts into the over-five-year category. Unfunded loan commitments comprise most of the Corporation's off-balance sheet items. These commitments are either short-term or are priced at market at the time of funding. Market risk is minimal and, therefore, these items are not shown in the table.

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
























































Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, (continued)

CAPITAL
Total shareholders' equity increased $4,723,000, or 10.9%, in 1998. Equity, before the impact of accumulated other comprehensive income, increased $5,068,000, or 12.1%. Newly generated capital can result from both internal and external sources. The majority of the Corporation's capital is generated internally. A measure of internal capital generation is the percentage of return on average equity times the percentage of earnings retained. The return on average equity was 14.7% for 1998 and 13.9% for 1997. Total cash dividends declared in 1998 represented 30.1% of net income, as compared to 30.3% in 1997. The resulting internal capital growth percentage was 10.3% in 1998 and 9.7% in 1997. The percentage of average shareholders' equity to average total assets was 8.3% in 1998 and in 1997, indicative of a strong capital base. All of the above calculations involving average equity included an average gain on available-for-sale investment securities of $1,641,000 in 1998 and $558,000 in 1997.

The Federal Reserve Board implemented risk-based capital guidelines for bank holding companies in 1989. The guidelines establish a systematic framework making capital requirements more sensitive to differences in risk structure among banking organizations. The regulations require banking organizations to maintain capital equivalent to 8.0% of risk weighted assets, at least half of which must be common equity. Capital is divided into two tiers. Tier 1 capital includes common stock, additional paid-in capital and retained earnings. Tier 2 includes the allowance for loan losses, up to a maximum of 1.25% of risk adjusted assets. In addition to the risk-based capital requirements, regulations require a minimum leverage ratio of 3.0% to 5.0%, depending on the strength of the organization. The leverage ratio divides Tier 1 capital by total assets.

The following table shows the Corporation exceeds all minimum capital adequacy standards:

                                                       December 31,
(in thousands)                                       1998       1997
Tier 1 Capital .................................   $ 46,891   $ 41,877
Tier 2 Capital .................................      4,315      3,304
  Total risk-based capital .....................   $ 51,206   $ 45,181

Risk-adjusted on-balance sheet assets ..........   $400,895   $332,434
Risk-adjusted off-balance sheet exposure .......     14,180     12,491
  Total risk-adjusted assets ...................   $415,075   $344,925

Ratios:
  Tier 1 risk-based capital ratio ..............       11.3%      12.1%
  Minimum required for December 31, ............        4.0%       4.0%

  Total risk-based capital ratio ...............       12.3%      13.1%
  Minimum required for December 31, ............        8.0%       8.0%

  Tier 1 leverage ratio ........................        8.1%       8.0%
  Minimum required for December 31, ............        4.0%       4.0%

Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, (continued)

FINANCIAL CONDITION
The Corporation functions as a financial intermediary and, therefore, its financial condition and progress may be examined in terms of trends in its sources and uses of funds. The following comparison of average daily balances indicates how the Corporation has generated and employed its funds:


                                      1998                        1997             1996
                          Average   Increase          Average   Increase         Average
(in thousands)            Balance  (Decrease)     %   Balance  (Decrease)    %   Balance
Funding uses:
  Money market
   investments .......... $    653   $  -601   -47.9% $  1,254   $-1,621  -56.4% $  2,875
  Investment securities .  169,069     4,578     2.8%  164,491    60,010   57.4%  104,481
  Loans .................  355,007    62,000    21.2%  293,007    27,474   10.3%  265,533
    Total interest-
     earning assets .....  524,729    65,977    14.4%  458,752    85,863   23.0%  372,889
  Noninterest-earning
   assets ...............   34,443     1,958     6.0%   32,485       753    2.4%   31,732
Total uses .............. $559,172   $67,935    13.8% $491,237   $86,616   21.4% $404,621

Funding sources:
  Demand deposits ....... $ 45,935   $ 3,349     7.9% $ 42,586    $1,140    2.8% $ 41,446
  Savings deposits ......  119,555    18,243    18.0%  101,312    27,010   36.4%   74,302
  Time deposits .........  218,759    18,136     9.0%  200,623    28,997   16.9%  171,626
  Short-term borrowings .   28,418     2,758    10.7%   25,660    13,373  108.8%   12,287
  Long-term borrowings ..   50,853    12,965    34.2%   37,888     6,852   22.1%   31,036
    Total interest-
     bearing liabilities.  463,520    55,451    13.6%  408,069    77,372   23.4%  330,697
  Demand deposits .......   41,752     4,677    12.6%   37,075     3,821   11.5%   33,254
  Other liabilities .....    7,550     2,013    36.4%    5,537     1,296   30.6%    4,241
  Shareholders' equity ..   46,350     5,794    14.3%   40,556     4,127   11.3%   36,429
Total sources ........... $559,172   $67,935    13.8% $491,237   $86,616   21.4% $404,621


Total average assets were $559,172,000, representing a $67,935,000, or 13.8%, increase from 1997. Loans accounted for nearly all the growth, increasing $62,000,000, or 21.2%. Commercial and residential mortgage lending provided most of the growth in loans.

Total deposits grew $44,405,000, or 11.6%, in 1998. This funded 65.4% of the asset growth. The popular Indexed Money Fund provided most of the growth in savings deposits, which grew $18,243,000. Certificate of deposit balances continued to grow, increasing time deposits $18,136,000. Average short- and long-term borrowings increased $15,723,000. Additional borrowings at the Federal Home Loan Bank accounted for most of the increase.







Drovers Bancshares Corporation

ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION
 (dollar amounts in thousands, except per
    share data)                              1998       1997       1996       1995        1994
BALANCE SHEET DATA AT DECEMBER 31,
Assets ..................................   $597,793   $524,892   $446,713   $382,791   $352,287
Investment securities ...................    161,619    179,299    128,082     91,823     94,359
Net loans ...............................    386,197    310,369    279,987    252,468    226,737
Deposits ................................    457,672    402,086    360,204    306,653    283,173
Shareholders' equity ....................     48,193     43,470     38,092     34,921     29,724

Total average assets ....................    559,172    491,237    404,621    369,785    339,649
Total average shareholders' equity ......     46,350     40,556     36,429     32,823     29,538

INCOME DATA
Interest income .........................   $ 40,991   $ 36,267   $ 30,055   $ 28,053   $ 23,300
Interest expense ........................     21,736     19,254     14,791     13,529     10,406
  Net interest income ...................     19,255     17,013     15,264     14,524     12,894
Provision for loan losses ...............      1,266        386        645        501        382
Net interest income after
  provision for loan losses .............     17,989     16,627     14,619     14,023     12,512
Other income ............................      5,408      3,953      3,364      2,837      2,457
Other expenses ..........................     15,231     13,234     12,050     11,058     10,355
Income taxes ............................      1,356      1,715      1,084      1,521        845
Income before cumulative effect of change
  in accounting for income taxes ........      6,810      5,631      4,849      4,281      3,769
Cumulative effect of change in accounting
  for income taxes ......................          0          0          0          0          0
Net income ..............................      6,810      5,631      4,849      4,281      3,769
Dividends paid ..........................      2,050      1,707      1,606      1,407      1,156

RATIOS
Return on average assets ................      1.22%      1.15%      1.20%      1.16%      1.11%
Return on average equity ................     14.69%     13.88%     13.31%     13.04%     12.76%
Equity to assets (year-end) .............      8.06%      8.28%      8.53%      9.12%      8.44%
Net loans to deposits (year-end) ........     84.38%     77.19%     77.73%     82.33%     80.07%
Dividend payout .........................     30.10%     30.31%     33.12%     32.87%     30.67%
PER SHARE DATA*
Net income ..............................   $   1.53   $   1.27   $   1.10   $   0.97   $   0.86
Net income, assuming dilution ...........       1.51       1.26       1.09       0.97       0.86
Cash dividends ..........................       0.46       0.39       0.36       0.32       0.26
Book value (year-end) ...................      10.79       9.79       8.61       7.92       6.75
Weighted average number of
  shares outstanding ....................  4,455,385  4,426,635  4,420,899  4,411,382  4,379,013
Stock dividends and stock splits paid ...        50%         5%        25%         7%        25%


* Per share figures are based on weighted average shares outstanding for the respective years as restated after giving effect to stock dividends.
















































Drovers Bancshares Corporation

ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION, (Continued)
(dollar amounts in thousands, except per
  share data)                                 1993      1992       1991       1990       1989       1988
BALANCE SHEET DATA AT DECEMBER 31,
Assets ..................................   $320,851   $308,319   $276,537   $253,324   $240,886   $236,007
Investment securities ...................     85,836     99,011     86,054     66,222     63,682     68,556
Net loans ...............................    206,614    181,056    166,691    164,063    150,880    137,094
Deposits ................................    265,917    256,806    243,717    227,916    216,532    213,249
Shareholders' equity ....................     29,249     25,554     23,377     21,715     20,321     19,042

Total average assets ....................    315,138    288,792    266,000    247,502    234,210    223,991
Total average shareholders' equity ......     27,379     24,570     22,507     21,085     20,152     18,641

INCOME DATA
Interest income .........................   $ 22,445   $ 22,490   $ 23,651   $ 23,290   $ 21,829   $ 19,608
Interest expense ........................     10,246     11,363     13,561     14,106     13,334     11,814
  Net interest income ...................     12,199     11,127     10,090      9,184      8,495      7,794
Provision for loan losses ...............        447        552        568        416        365          0
Net interest income after provision for
  loan losses ...........................     11,752     10,575      9,522      8,768      8,130      7,794
Other income ............................      2,651      2,216      1,715      1,381      1,243      1,115
Other expenses ..........................      9,866      8,877      7,966      7,366      6,895      6,632
Income taxes ............................      1,026        717        608        487        326        275
Income before cumulative effect of change
  in accounting for income taxes ........      3,511      3,197      2,663      2,296      2,152      2,002
Cumulative effect of change in accounting
  for income taxes ......................        352          0          0          0          0          0
Net income ..............................      3,863      3,197      2,663      2,296      2,152      2,002
Dividends paid ..........................      1,080      1,019      1,003        930        875        776

RATIOS
Return on average assets ................      1.23%      1.11%      1.00%      0.93%      0.92%      0.89%
Return on average equity ................     14.11%     13.01%     11.83%     10.89%     10.68%     10.74%
Equity to assets (year-end) .............      9.12%      8.29%      8.45%      8.57%      8.44%      8.07%
Net loans to deposits (year-end) ........     77.70%     70.50%     68.40%     71.98%     69.68%     64.29%
Dividend payout .........................     27.96%     31.87%     37.66%     40.51%     40.66%     38.76%
PER SHARE DATA*
Net income ..............................   $   0.89   $   0.74   $   0.61   $   0.53   $   0.50   $   0.46
Net income, assuming dilution............       0.88       0.73       0.61       0.53       0.49       0.46
Cash dividends ..........................       0.25       0.24       0.23       0.21       0.20       0.18
Book value (year-end) ...................       6.72       5.89       5.39       5.01       4.69       4.40
Weighted average number of shares
  outstanding ...........................  4,344,798  4,335,777  4,333,854  4,332,925  4,331,122  4,329,810
Stock dividends declared ................         5%         0%         0%         50%        5%         5%

* Per share figures are based on weighted average shares outstanding for the respective years as restated after giving effect to stock dividends. 39 Drovers Bancshares Corporation and Subsidiaries

AVERAGE BALANCES AND RATES
                                            1998                       1997                       1996
                                  Average           Average  Average           Average  Average           Average
(in thousands)                    Balance Interest    Rate   Balance Interest    Rate   Balance Interest    Rate
ASSETS
Interest-earning assets:
  Interest-bearing deposits
    with banks ................. $    653  $    41    6.28% $  1,254  $    70    5.58% $  2,875  $   155    5.39%
  Taxable investment
    securities .................  127,311    8,156    6.41%  129,170    8,712    6.74%   84,232    5,492    6.52%
  Equity securities ............   18,212    1,033    5.67%   13,114      767    5.85%    5,503      336    6.11%
  Tax-exempt investment
    securities .................   23,546    1,278    5.43%   22,207    1,231    5.54%   14,746      873    5.92%
  Loans ........................  355,007   30,483    8.59%  293,007   25,487    8.70%  265,533   23,199    8.74%
        TOTAL ..................  524,729  $40,991    7.81%  458,752  $36,267    7.91%  372,889  $30,055    8.06%
Noninterest-earning assets .....   34,443                     32,485                     31,732
TOTAL ASSETS ................... $559,172                   $491,237                   $404,621
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Demand deposits .............. $ 45,935  $   534    1.16% $ 42,586  $   514    1.21% $ 41,446     $510    1.23%
  Savings deposits .............  119,555    4,379    3.66%  101,312    3,600    3.55%   74,302    2,116    2.85%
  Time deposits ................  218,759   12,461    5.70%  200,623   11,530    5.75%  171,626    9,696    5.65%
  Short-term borrowings ........   28,418    1,491    5.25%   25,660    1,353    5.27%   12,287      584    4.75%
  Long-term borrowings .........   50,853    2,871    5.65%   37,888    2,257    5.96%   31,036    1,885    6.07%
        TOTAL ..................  463,520  $21,736    4.69%  408,069  $19,254    4.72%  330,697  $14,791    4.47%
Noninterest-bearing liabilities:
  Demand deposits ..............   41,752                     37,075                     33,254
  Other liabilities ............    7,550                      5,537                      4,241
  Shareholders' equity .........   46,350                     40,556                     36,429
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY ......... $559,172                   $491,237                   $404,621
NET INTEREST SPREAD ............                      3.12%                      3.19%                      3.59%
INTEREST EXPENSE AS A
  PERCENT OF EARNING ASSETS ....                      4.14%                      4.20%                      3.97%
NET INTEREST INCOME MARGIN .....           $19,255    3.67%           $17,013    3.71%           $15,264    4.09%


Average nonaccrual loans included in average loans for 1998, 1997 and 1996 were $797,000, $680,000 and $2,167,000, respectively. Loan fees included in interest income were $1,202,000, $483,000 and $356,000 in 1998, 1997 and
1996, respectively.

