Form 10-K, Exhibit 13
period 1999-12-31
DROVERS BANCSHARES CORP
filed 2000-03-28
CIK 703109

EXHIBIT 13

Drovers Bancshares Corporation and Subsidiaries
CONTENTS
Cross Reference for electronic filing/hard copy
                                                               Electronic  Hard
                                                                  Copy     Copy
Cross Reference for electronic file/hard copy
Consolidated Financial Highlights...............................   2         1
Common Stock Market Prices and Dividends........................   3         1
Eleven-Year Summary of Selected Financial Information...........  39        14
Consolidated Statements of Condition............................   4        17
Consolidated Statements of Income...............................   5        18
Consolidated Statements of Comprehensive Income.................   6        19
Consolidated Statements of Changes in Shareholders' Equity......   6        19
Consolidated Statements of Cash Flows...........................   7        20
Notes to Consolidated Financial Statements .....................   8        21
Independent Auditors' Report ...................................  27        37
Management's Discussion and Analysis of Financial Condition and
 Results of Operations..........................................  28        38
Supplemental Financial Data ....................................  41        46














































Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED FINANCIAL HIGHLIGHTS
(All dollar amounts presented in thousands, except per share data)

                                               1999         1998      % Change
FINANCIAL POSITION AT DECEMBER 31,
Assets ..................................      $720,108      $597,793   20.46%
Net loans ...............................       456,293       386,197   18.15%
Deposits ................................       505,134       457,672   10.37%
Shareholders' equity ....................        51,200        48,193    6.24%

RESULTS FOR THE YEAR
Interest income .........................      $ 46,562      $ 40,991   13.59%
Interest expense ........................        24,286        21,736   11.73%
Net interest income .....................        22,276        19,255   15.69%
Net income ..............................         7,601         6,810   11.62%

FINANCIAL RATIOS
Return on average assets ................         1.18%         1.22%   -3.28%
Return on average shareholders' equity ..        15.15%        14.69%    3.13%

PER SHARE DATA*
Net income ..............................        $ 1.62        $ 1.46   10.96%
Net income, assuming dilution ...........        $ 1.60        $ 1.43   11.89%
Cash dividends ..........................        $ 0.49        $ 0.44   11.36%
Book value (year-end) ...................        $10.65        $10.27    3.70%
Weighted average shares outstanding .....     4,703,378     4,678,154    0.54%
Number of shareholders ..................         1,681         1,476   13.89%

INVESTMENT SERVICES AND TRUST DIVISION
Fair value of trust assets administered .      $274,917      $252,121    9.04%

* Per share data adjusted to reflect a 5% stock dividend issued in 1999 and a three-for-two stock split issued in 1998.

































Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED FINANCIAL HIGHLIGHTS

COMMON STOCK MARKET PRICES AND DIVIDENDS
Our common stock trades on The NASDAQ Stock Market under the symbol DROV. Before June 2, 1998, the stock was traded on the over-the-counter market by several brokers.  The quarterly year-to-date average shares outstanding and quarterly high and low prices were as follows:
                                                                    Cash
1999                             High**    Low**   Shares*    Dividends Paid*
March 31 ..................    $24.05    $21.48     4,692,270         $0.12
June 30 ...................     23.50     22.00     4,693,337          0.12
September 30 ..............     23.25     20.75     4,694,841          0.12
December 31 ...............     24.25     20.38     4,703,378          0.13

1998
March 31... ...............    $24.92    $21.43     4,667,985         $0.10
June 30 ...................     30.95     23.97     4,669,025          0.11
September 30 ..............     30.48     24.65     4,673,939          0.11
December 31 ...............     25.71     23.22     4,678,154          0.12



* Per share data adjusted to reflect a 5% stock dividend issued in 1999 and a three-for-two stock split issued in 1998.

**High and low sales prices before July 1, 1998, provided by Bloomberg Business News.







































Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CONDITION

                                                            December 31,
(in thousands)                                             1999      1998
ASSETS
Cash and due from banks ................................. $ 20,571  $ 24,145
Money market investments ................................      767       479
Investment securities (fair value $213,152 and $162,556).  212,937   161,619
Loans (net of unearned income of $3,042 and $3,253) .....  460,201   390,109
Reserve for loan losses .................................    3,908     3,912
  Net loans .............................................  456,293   386,197
Bank premises and equipment .............................   16,790    15,901
Other assets ............................................   12,750     9,452
TOTAL ASSETS ............................................ $720,108  $597,793


LIABILITIES
Deposits:
  Noninterest-bearing ................................... $ 47,986  $ 55,339
  Interest-bearing ......................................  457,148   402,333
    Total deposits ......................................  505,134   457,672
Federal funds purchased and securities sold
  under agreements to repurchase ........................   55,238    23,325
Other borrowings ........................................   95,237    62,830
Corporation-obligated mandatorily redeemable capital
  securities of subsidiary trust ........................    7,500         0
Other liabilities .......................................    5,799     5,773
TOTAL LIABILITIES .......................................  668,908   549,600
SHAREHOLDERS' EQUITY
Common stock - no par, 15,000,000 shares
  authorized; issued and outstanding-4,805,977
  shares in 1999 and 4,468,461 in 1998 ..................   40,852    33,772
Retained earnings .......................................   13,478    13,173
Accumulated other comprehensive income ..................   -3,130     1,248
TOTAL SHAREHOLDERS' EQUITY ..............................   51,200    48,193
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .............. $720,108  $597,793

See notes to consolidated financial statements.



























Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

                                                      Years Ended December 31,
(in thousands, except per share data)               1999      1998      1997
INTEREST INCOME
Interest and fees on loans ......................  $34,983   $30,483   $25,487
Interest on deposits with banks .................       29        41        70
Interest and dividends on investment securities:
  Taxable investment securities .................    8,800     8,156     8,712
  Equity securities .............................    1,235     1,033       767
  Tax-exempt investment securities ..............    1,515     1,278     1,231
    Total interest income .......................   46,562    40,991    36,267
INTEREST EXPENSE
Interest on deposits ............................   18,293    17,374    15,644
Federal funds purchased and securities sold
  under agreements to repurchase.................    1,600     1,491     1,353
Interest on borrowed funds ......................    4,393     2,871     2,257
    Total interest expense ......................   24,286    21,736    19,254
    Net interest income .........................   22,276    19,255    17,013
Provision for loan losses .......................    1,727     1,266       386
Net interest income after provision for loan
  losses ........................................   20,549    17,989    16,627
OTHER INCOME
Investment services and trust income ............    1,399     1,295     1,105
Service charges on deposit accounts .............    1,920     1,692     1,293
Securities gains ................................      182       262       197
Net gains on loan sales .........................      741     1,044       491
Equity in losses of real estate ventures.........     -251      -104       -81
Other ...........................................    1,358     1,219       948
    Total other income ..........................    5,349     5,408     3,953
OTHER EXPENSES
Salaries and employee benefits ..................    9,042     8,006     7,597
Occupancy and premises ..........................    1,468     1,246       917
Furniture and equipment .........................    1,413     1,365     1,111
Marketing .......................................      533       645       441
Net (income) cost from operation of other
 real estate ....................................       -5        56        53
Supplies ........................................      594       535       443
Other taxes .....................................      426       375       331
Other............................................    3,280     3,003     2,341
    Total other expenses ........................   16,751    15,231    13,234
Income before income taxes.......................    9,147     8,166     7,346
Applicable income taxes .........................    1,546     1,356     1,715
NET INCOME ......................................  $ 7,601   $ 6,810   $ 5,631

PER SHARE DATA
NET INCOME ......................................  $  1.62   $  1.46   $  1.21
NET INCOME, assuming dilution ...................  $  1.60   $  1.43   $  1.20

See notes to consolidated financial statements.
















Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                                      Years Ended December 31,
(in thousands)                                      1999     1998     1997
Net income .....................................   $7,601   $6,810   $5,631
Other comprehensive income:
 Unrealized gains (losses) on securities
  arising during period ........................   -6,492     -260    2,049
 Reclassification adjustment for gains
  included in net income .......................     -141     -262     -196
Other comprehensive income (loss) before taxes .   -6,633     -522    1,853
Income taxes (benefits) related to other
  comprehensive income (loss) ..................   -2,255     -177      630
Other comprehensive income (loss)................. -4,378     -345    1,223
  COMPREHENSIVE INCOME ........................... $3,223   $6,465   $6,854


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                 Accumulated
                                                                   Other
(in thousands, except                      Common   Retained   Comprehensive
   number of shares)              Shares    Stock   Earnings       Income
BALANCE, JANUARY 1, 1997 ......  2,809,180 $28,753   $ 8,969       $  370
 Net income ...................                        5,631
 Cash dividends ...............                       -1,707
 5% stock dividend issued .....    140,710   4,486    -4,486
 Shares issued ................     11,237     231
 Change in unrealized holding
  gains on securities,
  net of reclassification
  adjustment ..................                                     1,223
BALANCE, DECEMBER 31, 1997 ....  2,961,127 $33,470   $ 8,407       $1,593
 Net income ...................                        6,810
 Cash dividends ...............                       -2,050
 Three-for-two stock split ....  1,482,821     -17         6
 Shares issued ................     24,513     319
 Change in unrealized holding
 losses on securities,
  net of reclassification
  adjustment ..................                                      -345
BALANCE, DECEMBER 31, 1998 ....  4,468,461 $33,772   $13,173      $ 1,248
 Net income ...................                        7,601
 Cash dividends ...............                       -2,288
 5% stock dividend issued .....    222,584   4,998    -5,008
 Shares issued ................    114,932   2,082
 Change in unrealized holding
  losses on securities,
  net of reclassification
  adjustment ..................                                    -4,378
BALANCE, DECEMBER 31, 1999 ....  4,805,977 $40,852   $13,478      $-3,130


See notes to consolidated financial statements.













Drovers Bancshares Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Years Ended December 31,
(in thousands)                                         1999     1998   1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ........................................   $7,601  $6,810  $5,631
Adjustments to reconcile net income to net cash
 from operating activities:
   Depreciation and amortization ..................    1,770   1,638   1,342
   Net (accretion) amortization of investment
     security (discounts) premiums ................      231     363    -178
   Provision for loan losses ......................    1,727   1,266     386
   Gain on sale and call of investment securities
     held-to-maturity .............................      -41       0      -1
   Gain on sale of investment securities
     available-for-sale ...........................     -141    -262    -196
   (Gain) loss on sale of fixed assets ............       11      11     -50
   Gain on sale of loans ..........................     -741  -1,044    -491
   (Gain) loss on sale of other real estate .......      -23     -14      33
   Net deferred loan fees .........................     -376    -814    -559
   Equity in losses of real estate ventures........      251     104      81
   (Increase) decrease in interest/dividends
     receivable ...................................     -446      30    -703
   (Increase) decrease in other assets ............     -464     318    -338
   Increase in interest payable ...................      809     525     589
   Increase (decrease) in other liabilities .......     -917    -109     140
   Loans originated for sale ......................  -54,147 -63,734 -29,794
   Proceeds from sale of loans ....................   55,146  65,179  30,673
   Increase in other noncash items ................       13      45       1
Net cash provided by operating activities .........   10,263  10,312   6,566

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales and maturities of investment
  securities held-to-maturity .....................   13,009   8,488   5,584
Proceeds from sales and maturities of investment
  securities available-for-sale ...................   33,888  41,377  31,619
Purchases of investment securities
  held-to-maturity ................................        0       0 -19,763
Purchases of investment securities available-
  for-sale ........................................ -104,898 -32,810 -66,429
Net increase in loans .............................  -72,252 -77,321 -30,946
Capital expenditures ..............................   -2,453  -3,477  -1,111
Proceeds from sale of fixed assets ................        0       6      78
Net (purchase) return of investment in real estate
  ventures.........................................     -289  -2,209      18
Proceeds from sale of other real estate ...........      392     252     827
Net cash used in investing activities ............. -132,603 -65,694 -80,123

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in demand deposits and savings .......   11,699  35,074  18,827
Net increase in certificates of deposit ...........   35,751  20,508  23,072
Net increase (decrease) in federal funds purchased
  and repurchase agreements .......................   31,913  -8,035  16,106
Payments made for capital leases ..................      -47     -40     -35
Net increase in other borrowings ..................   39,954  19,312  14,208
Proceeds from issuance of common stock ............    2,072     309     231
Dividends paid ....................................   -2,288  -2,050  -1,707
Net cash provided by financing activities .........  119,054  65,078  70,702
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS.   -3,286   9,696  -2,855
CASH & CASH EQUIVALENTS AT JANUARY 1, .............   24,624  14,928  17,783
CASH & CASH EQUIVALENTS AT DECEMBER 31, ...........  $21,338 $24,624 $14,928

See notes to consolidated financial statements.


Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts presented in the tables are in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Drovers Bancshares Corporation ("Drovers") is a one bank holding company with a principal subsidiary, The Drovers & Mechanics Bank ("Drovers Bank"). Drovers Bank offers a wide variety of banking and trust services to individuals and commercial customers. The accounting and reporting policies followed by Drovers Bancshares Corporation and its subsidiaries conform with generally accepted accounting principles (GAAP) and general practice within the banking industry.

BASIS OF PRESENTATION:
The consolidated financial statements include the accounts of all subsidiaries, including The Drovers & Mechanics Bank, 96 South George Street, Inc., Drovers Realty Company, Drovers Investment Company, and Drovers Capital Trust I. All significant intercompany accounts and transactions have been eliminated in consolidation. Income and expenses are recorded on the accrual basis of accounting except for investment services and trust fees and certain other fees, which are recorded principally on the cash basis. Fees recorded on the cash basis do not differ materially from the accrual basis. Production costs of advertising are expensed when advertising begins. Certain reclassifications have been made to prior information to conform to current year's presentation.

USE OF ESTIMATES:
In preparing the consolidated financial statements, we make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

STATEMENTS OF CASH FLOWS:
For purposes of reporting cash flows, cash and cash equivalents include cash and money market investments.

INVESTMENT SECURITIES:
Drovers classifies debt securities which we have the positive intent and ability to hold until maturity as held-to-maturity. These securities are accounted for at amortized cost. Other securities are classified as available-for-sale. Differences between the amortized cost and fair value on available-for-sale securities are considered other comprehensive income or loss and are shown net of deferred taxes in Shareholders' Equity. Drovers classified no securities as trading at December 31, 1999 or 1998. We reassess the appropriateness of the classifications each quarter.

We calculate amortization and accretion using the straight-line method on most of the investments and the effective interest method on the other investments. The amortization and accretion recognized on the straight-line method does not differ materially from the interest method. Security gains and losses are determined using the specific identification method.

LOANS:
Loans are stated at the principal amount outstanding, net of deferred loan fees and costs. Loan origination and commitment fees and related direct costs are deferred and amortized to income over the term of the respective loan and loan commitment period as a yield adjustment.

Loans held-for-sale primarily consist of residential mortgages and are carried at the lower of aggregate cost or fair value. We estimate fair value on an individual loan basis using quoted market prices. Gains and losses on residential mortgages sold are included in other income.

Interest on commercial and real estate mortgage loans is accrued and credited to operations based upon the principal amount outstanding. Interest on consumer loans is recognized on the accrual basis using the actuarial method or simple interest method.
Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

NONPERFORMING ASSETS:
Nonperforming assets include loans for which the accrual of interest has been discontinued due to a serious weakening of the borrower's financial condition. In addition, nonperforming assets include other real estate received in foreclosure and loans modified in troubled debt restructurings.

We generally place loans on a nonaccrual basis when principal or interest is past due 90 days or more and when, in our opinion, full collection of principal or interest is unlikely. At the time a loan is placed on nonaccrual status, we discontinue the accrual of interest. Income on nonaccrual loans is recognized only to the extent of cash received. When prospects of recovery of the loan principal have significantly diminished, the loan is charged against the reserve for loan losses and any subsequent recoveries are credited to the reserve account.

The basis in other real estate is carried at the lower of fair market value less costs to liquidate or the carrying value of the related loan at the time of acquisition.

RESERVE FOR LOAN LOSSES:
The reserve for loan losses is based on our evaluation of the loan portfolio and reflects an amount which, in our opinion, is adequate to absorb losses in the existing portfolio. Additions are made to the reserve through periodic provisions, which are charged to expense. We evaluate the adequacy of our loan loss reserve on a quarterly basis and consider the following in our evaluation:
  -  the impact of economic conditions on the creditworthiness of borrowers,
  -  loan loss experience and
  -  changes in the composition and volume of the loan portfolio.

These and other factors are considered in assessing the overall adequacy of the reserve. A significant change in the estimate could result in a material change to net income.

Loans are classified as impaired when it is probable that Drovers will be unable to collect all amounts due in accordance with the terms of the loan agreement. We identify loans as impaired through various means including the following:
  -  a formal loan review process,
  -  quarterly review of loan loss reserve adequacy,
  -  past due listings and
  -  watch lists.

The allowance for credit losses related to impaired loans is calculated either by discounting cash flows using the loan's initial effective interest rate or by determining the fair value of collateral for certain collateral-dependent loans. Large groups of smaller-balance homogeneous loans are collectively evaluated for impairment.

LOAN SERVICING RIGHTS:
We allocate the total cost of loans originated or purchased between loans and servicing rights based on the relative fair value of each. The loan servicing rights are amortized, using the straight-line method, over the period of estimated servicing income. For purposes of evaluating and measuring impairment, Drovers stratifies the loan servicing rights based on original term and date of origination and uses quoted market prices to estimate fair value. We did not have a valuation allowance associated with the loan servicing rights as of December 31, 1999 or 1998.




Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

PREMISES AND EQUIPMENT:
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method and is charged to operations based on the following range of lives:
  -  Buildings - 20 to 60 years
  -  Equipment - 3 to 20 years.
  - Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

Maintenance, repairs and minor replacements are expensed as incurred. Gains and losses on dispositions are reflected in current operations.

INVESTMENT SERVICES AND TRUST ASSETS:
Assets held by our subsidiary in fiduciary or agency capacity for customers are not considered assets of Drovers or its subsidiaries and are not included in the consolidated financial statements.

INCOME TAXES:
Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to changes in tax rates is recognized in income in the period that includes the enactment date.

PER SHARE DATA:
We calculate earnings per common share by dividing net income by the weighted average number of shares of common stock outstanding during each period. Earnings per common share, assuming dilution, gives effect to all potentially dilutive common shares outstanding during each period.

NOTE 2 - CASH AND DUE FROM BANKS
Drovers maintains average reserve balances to comply with Federal Reserve Bank guidelines. Reserve balances are based on outstanding deposits and consist primarily of vault cash. These reserves were $5,787,000 at December 31, 1999 and $4,521,000 at December 31, 1998. Average required reserves were $5,287,000 during 1999 and $3,948,000 during 1998.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
Drovers is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The amounts of the instruments reflect the extent of involvement we have in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees is represented by the amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments.

                                                                1999      1998
Commitments to extend credit (legally binding) ............ $110,228  $112,495
Standby letters of credit and financial guarantees ........    9,274     8,712



Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (continued) Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are not violated. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Drovers evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary for extension of credit, is based on our credit evaluation of the counter party. The type of collateral held varies but may include accounts receivable; inventory; property; plant and equipment and income-producing commercial properties.

Standby letters of credit and financial guarantees are conditional commitments issued by Drovers to guarantee the performance of our customers to third parties. Most guarantees extend for one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We hold collateral supporting those commitments when it is deemed necessary.

NOTE 4 - CONTINGENT LIABILITIES AND RESTRICTIONS ON DIVIDENDS
In the normal course of business, there are various legal proceedings pending against Drovers. We believe that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on our consolidated financial position.

In order to pay dividends to our shareholders, Drovers is dependent on the upstreaming of dividends from Drovers Bank. Drovers Bank is a Pennsylvania state-chartered bank and must comply with the State's banking code. Under the code, cash dividends may be declared and paid only out of accumulated net earnings. In addition, surplus (additional paid-in capital) cannot be reduced by the payment of a dividend.

NOTE 5 - CONCENTRATION OF CREDIT RISK
We emphasize diversification of credit risk among industries and borrowers. However, concentrations of credit risk can exist in relation to certain groups. A group concentration arises when a number of customers have economic characteristics that could similarly affect their ability to repay obligations due to changes in economic or other conditions. Drovers grants loans to customers, substantially all of whom are residents of York County, Pennsylvania.

Although Drovers has a diversified loan portfolio, we grant loans to a number of local auto dealers and to their closely-held real estate companies. Loans to the auto dealers are used mainly to fund new and used car inventories and leasing receivables. Loans to their closely-held real estate companies are used primarily to fund land leases to the auto dealers. We generally retain auto titles or first mortgages as collateral. Other collateral may be obtained based on the loan purpose or management's credit evaluation.

The total credit exposure related to loans to auto dealers and their closely-held real estate companies was as follows:
                                                              1999    1998
Principal balance ........................................ $31,678 $35,835
Available credit .........................................   9,916  14,628
Total credit exposure .................................... $41,594 $50,463

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES
Money market investments are stated at cost, which approximates fair value. Money market investments as of December 31, 1999 were $767,000 and were $479,000 as of December 31, 1998. All money market investments were in the form of interest-bearing deposits with other financial institutions.


Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES (continued)

The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1999 were as follows:

                                                 Gross      Gross   Estimated
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......   $ 1,491     $ 10       $ 0    $ 1,501
Obligations of states and political
   subdivisions ...................    14,567      202        22     14,747
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................     5,298       42        17      5,323
Total investment securities .......   $21,356     $254       $39    $21,571

The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1999 were as follows:

                                                 Gross      Gross   Estimated
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......  $ 16,472     $  1    $  438     $16,035
Obligations of states and political
   subdivisions ...................    23,004       32       846      22,190
Corporate obligations .............    16,709        3       462      16,250
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................   116,105      202     2,784     113,523
Total debt securities .............   172,290      238     4,530     167,998
Equity securities .................    24,035      190       642      23,583
Total investment securities .......  $196,325     $428    $5,172    $191,581

The amortized cost and estimated fair value of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

                                         Held-to-Maturity    Available-for-Sale
                                                 Estimated            Estimated
                                       Amortized    Fair    Amortized    Fair
                                         Cost       Value      Cost      Value
Due in one year or less ..............  $ 1,266    $ 1,296   $    503 $    505
Due after one year through five years.    2,929      3,012      7,981    7,843
Due after five years through ten years   11,863     11,940     13,031   12,748
Due after ten years ..................        0          0     34,670   33,379
                                         16,058     16,248     56,185   54,475
Mortgage-backed securities and
   collateralized mortgage
   obligations .......................    5,298      5,323    116,105  113,523
Total debt securities ................  $21,356    $21,571   $172,290 $167,998









Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, (continued)

The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1998 were as follows:

                                                 Gross      Gross   Estimated
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......   $ 8,476       $139       $ 0   $ 8,615
Obligations of states and political
   subdivisions ...................    16,926        697         0    17,623
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................     8,857        124        23     8,958
Total investment securities .......   $34,259       $960       $23   $35,196

The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1998 were as follows:

                                                 Gross      Gross   Estimated
                                    Amortized Unrealized Unrealized   Fair
                                       Cost      Gains      Losses    Value
U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ......  $  7,014     $  105     $  0  $  7,119
Obligations of states and political
   subdivisions ...................     7,541        243       24     7,760
Corporate obligations..............     4,726         21       81     4,666
Mortgage-backed securities and
   collateralized mortgage
   obligations ....................    88,304        973      243    89,034
Total debt securities .............   107,585      1,342      348   108,579
Equity securities .................    17,884        930       33    18,781
Total investment securities .......  $125,469     $2,272     $381  $127,360

During 1999, 1998 and 1997 we sold investment securities classified as available-for-sale. There were no gross realized losses on these sales. The proceeds from sales and the gross realized gains were as follows:

                                       1999    1998      1997
Proceeds from sales ...............    $367    $471    $6,818
Gross realized gains ..............     141     262       196

Drovers sold $5,991,000 of U.S. government agency bonds, classified as held-to-maturity during 1999. These bonds were within three months of a probable call date. The sales resulted in gains of $26,000. We also recognized gains on held-to-maturity investment securities with call options exercised by the issuer. Realized gains were $15,000 in 1999 and $1,000 in 1997. There were no realized gains in 1998.

We pledge securities as required or permitted by law to secure certain public and trust deposits and repurchase agreements. Assets with a carrying value of $104,483,000 were pledged at December 31, 1999 and $40,686,000 were pledged at December 31, 1998. Of the pledged securities, the amount pledged for repurchase agreements was $33,385,000 for 1999 and $17,944,000 for 1998. The aggregate book value of debt securities from a single issuer did not exceed 10% of stockholders' equity at December 31, 1999 or 1998.




Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 7 - LOANS AND RESERVE FOR LOAN LOSSES

Loans were comprised of the following as of December 31:

                                                       1999      1998
Commercial, financial and industrial loans.....    $120,041  $117,997
Real estate mortgage loans:
  Real estate construction-related .............     18,846    13,523
  Real estate mortgage loans secured by 1 to 4
   family residential properties ...............    140,139   126,542
  Other real estate ............................    150,341   100,585
Total real estate mortgage loans ...............    309,326   240,650
Consumer loans:
  Monthly payment ..............................     29,181    30,498
  Other revolving credit .......................        837       791
Total consumer loans ...........................     30,018    31,289
Other ..........................................        816       173
Total loans ....................................   $460,201  $390,109

Drovers Bank has granted loans to officers, directors and their associates. Related party loans are made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not represent more than a normal risk of collection. The aggregate dollar amounts of the loans were $28,872,000 at December 31, 1999 and $18,119,000 at December 31, 1998. During 1999,
$88,261,000 of new loans were made to related parties and repayments totaled $77,508,000.

Residential mortgage loans with a book value of $882,000 in 1999 and $3,179,000 in 1998 were committed for sale and awaiting settlement at year-end. The cumulative market value exceeded the book value of these loans. Total loans serviced at year-end were $108,849,000 in 1999, $106,647,000 in 1998 and
$100,355,000 in 1997.

Nonperforming assets are detailed below:

                                                      1999     1998    1997
Nonaccrual loans ...............................    $5,336   $1,435    $740
90 days past due and still accruing ............        33        7      33
Restructured loans .............................     1,283    1,203       0
Non-performing loans ...........................     6,652    2,645     773
Assets acquired by foreclosure or repossession .        85      148     154
Non-performing assets ..........................    $6,737   $2,793    $927
Non-performing loans as a percentage of total
 loans, net of unearned income .................       1.5%     0.7%    0.3%
Non-performing assets as a percentage of total
 assets ........................................       0.9%     0.5%    0.2%

If interest due on all nonaccrual loans had been accrued at the original contract rates, it is estimated that income before taxes would have been greater by $58,000 in 1999, $60,000 in 1998 and $56,000 in 1997. Nonaccrual
loans at December 31, 1999 include $4,185,000 of loans secured by trade receivables. These loans were purchased at a discount; therefore, no additional interest would have been accrued.









Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 7 - LOANS AND RESERVE FOR LOAN LOSSES, (continued)

Loans classified as impaired as a result of troubled debt restructurings, which are in compliance with modified terms, recognize interest under the accrual method of accounting. Interest on all other impaired loans is recognized on the accrual method of accounting until principal or interest is past due 90 days or more and when collection of full principal or interest is unlikely. At that time, the loans are placed on nonaccrual status.

The average recorded investment in impaired loans was $2,961,000 in 1999, $1,672,000 in 1998, and $2,456,000 in 1997. We recognized interest income on impaired loans of $159,000 in 1999, $123,000 in 1998, and $233,000 in 1997.
Interest income recognized on a cash basis would have been $155,000 in 1999, $122,000 in 1998, and $206,000 in 1997.

The carrying value of our investment in impaired loans and the portion of the reserve for loan losses allocated to impaired loans as of December 31, are summarized below:

                                                     1999    1998
Impairment calculated based on:
 Present value of expected cash flows ..........   $4,475  $  545
 Fair value of collateral ......................      993   1,203
Impaired loans                                      5,468   1,748
Reserve for loan losses allocated to impaired
 loans .........................................   $  754  $  150

Two loans secured by trade receivables were classified as impaired during September when possible credit problems became known. The same two loans were classified as nonaccrual during the fourth quarter after they became 90 days past due on payments. During the fourth quarter, a charge-off of $1,000,000 was taken on one of these loans when updated loss estimates were received.

Changes in the reserve for loan losses for the years ended December 31, were as follows:

                                             1999     1998    1997
Balance, beginning of year ............    $3,912   $3,304  $3,130
Provision for loan losses .............     1,727    1,266     386
Loans charged-off:
  Commercial, financial and industrial.     1,536      521       0
  Real estate .........................        14        1       0
  Consumer ............................       311      235     327
Total loans charged-off ...............     1,861      757     327
Recoveries:
  Commercial, financial and industrial.        48        0      32
  Real estate .........................         0        0      15
  Consumer ............................        82       99      68
Total recoveries ......................       130       99     115
Balance, end of year ..................    $3,908   $3,912  $3,304














Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 8 - PREMISES AND EQUIPMENT
Premises and equipment were comprised of the following as of December 31:

                                                              1999      1998
Land and land improvements .............................   $ 1,464   $ 1,464
Buildings ..............................................    11,799    11,423
Capitalized leased premises and equipment ..............       442       442
Furniture and equipment ................................    14,600    12,288
Construction in process ................................       271       704
                                                            28,576    26,321
Less accumulated depreciation ..........................    11,786    10,420
Total bank premises and equipment ......................   $16,790   $15,901

Provisions for depreciation charged to operating expenses were $1,553,000 for 1999, $1,423,000 for 1998 and $1,226,000 for 1997. As of December 31, 1999,
construction in process was primarily related to two new branch offices under construction.

NOTE 9 - LOAN SERVICING RIGHTS
Changes in loan servicing rights for the years ended December 31, were as follows:

                                                             1999      1998
Balance, beginning of year..............................   $  532      $297
Servicing rights recognized ............................      229       389
Servicing rights amortized .............................      189       154
Balance, end of year....................................   $  572      $532
Fair value, end of year.................................   $1,028      $812


NOTE 10 - INVESTMENT IN REAL ESTATE VENTURES
Drovers is a limited partner in five real estate ventures that own and operate apartment buildings. The apartments provide low-income housing to qualified families. The investments are accounted for under the equity method of accounting. The combined carrying values of the investments at year-end were $5,554,000 in 1999 and $5,385,000 in 1998.

NOTE 11 - TIME DEPOSITS
Time deposits of $100,000 or more aggregated $32,084,000 at December 31, 1999 and $27,037,000 at December 31, 1998. Interest expense on these time deposits amounted to approximately $1,563,000 in 1999, $1,390,000 in 1998 and $1,258,000
in 1997. The amount of total time deposits and maturities are as follows:
$171,892,000 in 2000; $54,412,000 in 2001; $19,370,000 in 2002; $3,539,000 in
2003 and $6,961,000 in 2004.




















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 12 - OTHER BORROWINGS AND LEASE COMMITMENTS

                                                                  1999    1998
Notes payable to FHLB Pittsburgh:
  Due 2008, 4.86% - 4.94%, convertible quarterly after 1999 .  $     0 $15,000
  Due 2000, 6.01% ...........................................      100     100
  Due 2000, variable ........................................    4,000   4,000
  Due 2002, 5.52% - 5.60%, convertible quarterly after 1998 .   15,000  20,000
  Due 2002, variable ........................................   10,000       0
  Due 2003, 6.40% ...........................................      400     400
  Due 2003, 5.13%, convertible quarterly after 2000 .........    8,000   8,000
  Due 2004, variable ........................................    5,000       0
  Due 2005, 5.24%, convertible quarterly after 2001 .........    5,000   5,000
  Due 2006, 5.71%, convertible quarterly after 2000 .........    5,000       0
  Due 2008, 5.15%, convertible in 2005 ......................    5,000   5,000
  Due 2009, 5.52%, convertible quarterly after 2000 .........    5,000       0
  Due 2009, 5.94% - 6.04%, convertible quarterly after 2002 .   10,000       0
  Due 2009, 4.93% - 5.94%, convertible quarterly after 2004 .   12,000       0
  Due 2014, 5.60%, convertible quarterly after 2004 .........    5,000       0
  Due 2015, 3.75%, amortizing ...............................      365     372
  Due 2016, 4.00%, amortizing ...............................      652       0
Note payable to First Union:
  Due 2003, 6.53% ...........................................    4,614   4,805
                                                                95,131  62,677
Capital lease obligations ...................................      106     153
                                                               $95,237 $62,830

The Federal Home Loan Bank of Pittsburgh (FHLB) notes payable are secured by FHLB stock, deposits held by the FHLB and other mortgage collateral. The fair value of the FHLB stock as of December 31, 1999 is $12,086,000 and $6,716,000 as of December 31, 1998. The interest rates on the variable notes reprice quarterly or more frequently and are based on LIBOR or prime. The convertible borrowings have an option for the FHLB to convert the rate to a floating rate after expiration of the fixed period. The subsequent floating rate is subject to quarterly adjustments until maturity. These borrowings include a put option if the FHLB elects to convert the debt to a variable interest rate. Drovers also maintains a credit line with the FHLB secured by the same collateral. The unused credit line totalled $39,145,000 at December 31, 1999. The First Union note payable is secured by a mortgage on the 96 South George Street office building. The note is payable in monthly installments based on a twenty-year amortization. The amounts of notes payable and capital leases maturing are as follows: $4,377,000 in 2000; $278,000 in 2001; $25,265,000 in 2002; $12,383,000
in 2003 and $5,023,000 in 2004.

At December 31, 1999 and 1998, Drovers was obligated under noncancellable leases for premises and equipment. The terms include various renewal options and provide for rental increases based upon predetermined factors. The Hellam land lease contains a purchase option, which is expected to be exercised in 2000. The rental expense under such leases amounted to $447,000 in 1999, $390,000 in 1998 and $270,000 in 1997.













Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 12 - OTHER BORROWINGS AND LEASE COMMITMENTS (continued)
Future minimum rental payments under capital leases and noncancellable operating leases with terms of one year or more at December 31, 1999 were:

                                                           Capital  Operating
                                                            Leases   Leases
2000 .....................................................    $ 65    $  442
2001 .....................................................      45       423
2002 .....................................................      11       419
2003 .....................................................       0       408
2004 .....................................................       0       342
Thereafter................................................       0     2,068
Total future minimum rental payments .....................     121    $4,102
Less interest ............................................      15
Present value of minimum rental payments .................    $106

NOTE 13 - CAPITAL SECURITIES OF SUBSIDIARY TRUST
On September 17, 1999, Drovers set up Drovers Capital Trust I, a Delaware business trust, in which Drovers owns all of the common equity. The Trust issued $7,500,000 of 9.25% preferred securities to investors in conjunction with Drovers issuing $7,735,000 of junior subordinated deferrable interest debentures to the Trust. The debentures are the sole asset of the Trust. The terms of the junior subordinated deferrable interest debentures are the same as the terms on the preferred securities. Our obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by us of the Trust's obligations under the preferred securities.
The preferred securities are redeemable by us on or after September 30, 2004, or earlier if the deduction of related interest for federal income taxes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise. The preferred securities must be redeemed upon maturity of the debentures on September 30, 2027.

NOTE 14 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
We estimate fair value amounts by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The information presented is based on pertinent information available to us as of December 31, 1999 and 1998. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time and current estimated fair value of these financial instruments may have changed significantly.

















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 14 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

                                            1999                 1998
                                              Estimated            Estimated
                                     Carrying   Fair     Carrying     Fair
                                      Amount    Value     Amount     Value
FINANCIAL ASSETS:
 Cash and short-term investments.... $ 21,338 $ 21,338   $ 24,624 $ 24,624
 Investment securities .............  212,937  213,152    161,619  162,556
 Net loans .........................  456,293  454,998    386,197  389,433
 Interest receivable ...............    3,482    3,482      2,830    2,830
FINANCIAL LIABILITIES:
 Demand and savings deposits .......  239,526  239,526    228,029  228,029
 Time deposits .....................  265,608  265,247    229,643  230,673
 Federal funds purchased and
   securities sold under
   agreement to repurchase .........   55,238   55,238     23,325   23,325
 Notes payable .....................   95,130   92,787     62,677   60,286
 Corporation-obligated mandatorily
   redeemable capital securities of
   subsidiary trust ................    7,500    7,365          0        0
 Interest payable ..................    4,355    4,355      3,548    3,548

The following methods and assumptions were used to estimate fair value for each class of financial instrument:
  - For short-term instruments, the carrying amount was used as a reasonable estimate of fair value.

  - The fair value of investment securities was based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

  - For floating rate loans, which experienced no significant change in credit risk and for deposits and borrowings with floating interest rates, we presumed that estimated fair values approximated the carrying amount.

  - The fair value of fixed rate loans and time deposits was estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current rates offered for loans and deposits of similar maturities. We believe that the risk factor embedded in the currently offered rates result in a fair valuation of the loan portfolio. The primary risks are credit risk and prepayment risk.

  - For convertible borrowings, the fair value was provided by an independent source and based on the likelihood the instrument would be converted on its next possible conversion date given the current rates offered by the Federal Home Loan Bank of Pittsburgh.

  - The fair value of fixed rate borrowings and the capital securities was estimated based on present values using currently offered rates for similar instruments.

There was no material difference between the notional amount and the estimated fair value of off-balance sheet items, which totalled $119,502,000 at December 31, 1999. Off-balance sheet items are primarily comprised of unfunded loan commitments, which are generally priced at market at the time of funding.

NOTE 15 - INCOME TAXES
Total income tax (benefit) expense for the years ended December 31, was allocated as follows:
                                                         1999    1998    1997
Income from continuing operations ................... $ 1,546  $1,356  $1,715
Shareholders' equity, for other comprehensive
  income ............................................  -2,255    -177     630
Total income tax (benefit) expense .................. $  -709  $1,179  $2,345
Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 15 - INCOME TAXES (continued)
Income tax (benefit) expense attributable to other comprehensive income consists of the following at December 31:

                                                  1999      1998      1997
Unrealized gains (losses) on securities
  arising during the period ...............    $-2,207     $ -88      $697
Reclassification adjustment for (gains)
  losses included in net income ...........        -48       -89       -67
Income taxes (benefits) related to other
  comprehensive income ....................    $-2,255     $-177      $630

Income tax expense attributable to income from continuing operations consists of the following at December 31:
                                                  1999      1998      1997
Currently payable ..........................    $1,686    $1,447    $1,656
Deferred expense (benefit)..................      -140       -91        59
Income tax expense .........................    $1,546    $1,356    $1,715

For the years ended December 31, the income tax expense attributable to income from continuing operations differed from the tax expense computed by applying the Federal statutory rate to pretax earnings. The reasons for the differences were as follows:

                                          1999     1998     1997
Income before income tax ............   $9,147   $8,166   $7,346
Tax at federal income tax rate ......   $3,110   $2,776   $2,498
Differences resulting from:
 Effect of tax-exempt income ........     -474     -391     -343
 Historic and low income tax credits.     -817     -808     -279
 Effect of dividend income ..........     -294     -246     -183
 Provision for loan losses ..........      -40      236       59
 Other items, net ...................       61     -211      -37
Applicable income tax ...............   $1,546   $1,356   $1,715

The significant components of deferred income tax (benefit) expense attributable to income from continuing operations for the years ended December 31, were as follows:

                                               1999   1998   1997
Provision for loan losses ..................  $  40  $-236   $-59
Alternative minimum tax credit carryforward.   -219      0      0
Other items, net ...........................     39    145    118
Deferred tax expense (benefit) .............  $-140  $ -91   $ 59




















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 15 - INCOME TAXES, (continued)
The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below:

                                                     1999       1998
Deferred tax assets:
  Allowance for loan losses ....................     $1,026     $1,067
  Pension ......................................        159        155
 Unrealized holding losses on available-
    for-sale securities ........................      1,612          0
  Other ........................................         83         70
    Total gross deferred tax assets ............      2,880      1,292
Deferred tax liabilities:
  Bank premises and equipment ..................        385        381
  Unrealized holding gains on available-
    for-sale securities ........................          0        643
  Other ........................................        449        388
    Total gross deferred tax liabilities .......        834      1,412
Net deferred tax assets (liabilities) ..........     $2,046     $ -120

Federal income taxes on security gains were $62,000 in 1999, $89,000 in 1998 and $67,000 in 1997.

We believe the deferred tax assets are realizable since we have had a long history of strong earnings and a carryback potential exceeding the deferred tax asset. We are not aware of any evidence that would preclude us from ultimately realizing these assets.

NOTE 16 - NET INCOME PER SHARE
Per share information is computed based on the weighted average number of shares of stock outstanding during each year, giving retroactive effect to a 5% stock dividend issued in 1999, a three-for-two stock split in 1998 and a 5% stock dividend issued 1997. Net income per share and net income per share, assuming dilution, were calculated as follows:

                                             1999    1998    1997
Net income ..............................  $7,601  $6,810  $5,631
Average shares outstanding ..............   4,703   4,678   4,648
Effect of dilutive securities:
 Stock options ..........................      52      71      42
Average shares outstanding,
 assuming dilution ......................   4,755   4,749   4,690
Net income per share ....................   $1.62   $1.46   $1.21
Net income per share, assuming dilution .   $1.60   $1.43   $1.20
NOTE 17 - COMMON STOCK
Drovers issued the following stock dividends and stock splits:

                                                    1999     1998
Percentage ...................................       5%      50%
Record date ..................................   5-07-99  5-08-98
Payable date .................................   5-28-99  5-29-98








Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 18 - CASH FLOW DISCLOSURES
Drovers paid interest of $23,479,000 in 1999, $21,211,000 in 1998 and
$18,667,000 in 1997.  We paid income taxes of $1,850,000 in 1999, $1,670,000 in 1998 and $1,570,000 in 1997. Transfers from loans to other real estate as a result of foreclosure were $318,000 in 1999, $277,000 in 1998 and $211,000 in 1997.

NOTE 19 - RETIREMENT PLAN
Drovers has a noncontributory pension plan covering all eligible employees.
The plan provides retirement benefits, which are a function of both the years of service and the highest level of compensation during any consecutive five-year period of the last ten years before retirement. It is our policy to fund the plan sufficiently to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act, plus such additional amounts as we determine to be appropriate from time to time. Pension expense was $192,000 in 1999, $161,000 in 1998 and $139,000 in 1997. Drovers also has two nonqualified supplemental retirement plans covering the present and former chairmen of the board. The plans are based on a targeted wage replacement percentage and are unfunded. The amount included in other liabilities on these plans was $978,000 at December 31, 1999 and $849,000 at December 31, 1998.

The following table sets forth the plan's funded status and amounts recognized in the Drovers consolidated financial statements at December 31:

                                                                1999    1998
Change in benefit obligation:
 Benefit obligation at  January 1, ......................... $-3,503 $-3,026
 Service cost ..............................................    -292    -257
 Interest cost .............................................    -245    -219
 Benefits paid .............................................     555     176
 Actuarial loss ............................................    -209    -177
 Benefit obligation at December 31, ........................ $-3,694 $-3,503

Change in plan assets:
 Fair value of plan assets at January 1, ................... $ 3,705 $ 3,370
 Employer contributions ....................................     325     312
 Actual return on assets ...................................     502     199
 Benefits paid .............................................    -555    -176
 Fair value of plan assets at December 31, ................. $ 3,977 $ 3,705

Funded status .............................................. $   283 $   202
Unrecognized net transition asset ..........................    -115    -128
Unrecognized prior service cost ............................       8       9
Unrecognized net gain ......................................      23     -17
Prepaid pension cost ....................................... $   199 $    66

The net periodic benefit cost included the following:

                                                     1999    1998    1997
Service cost ....................................    $292    $257    $208
Interest cost ...................................     245     219     183
Expected return on plan assets ..................    -333    -303    -240
Amortization of net transition asset ............     -13     -13     -13
Amortization of prior service cost ..............       1       1       1
Net periodic benefit cost .......................    $192    $161    $139









Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)
NOTE 19 - RETIREMENT PLAN, (continued)

The following weighted average assumptions were used for the plan:
                                                     1999     1998      1997
Discount rate ....................................... 7.0%     7.0%     7.3%
Rate of increase in salary levels ................... 4.0%     4.0%     5.0%
Long-term rate of return on plan assets ............. 9.0%     9.0%     9.0%

Plan assets are invested in mutual funds, which consist of corporate and U.S. government bonds and domestic and foreign equity securities.

Drovers has a 401(k) Salary Deferral Plan.  This plan covers all eligible
employees who elect to contribute to the plan.   An eligible employee is
anyone over the age of 21 who has completed one year of service. Effective January 1, 1998, our contribution equals 50% of the employee's contribution up to a maximum of 6% of annual salary. In 1997, our contribution equalled 25% of the employee's contribution up to a maximum of 6% of annual salary. The annual expense included in salaries and employee benefits amounted to $123,000 in 1999, $112,000 in 1998 and $47,000 in 1997.

NOTE 20 - STOCK OPTION PLANS
Drovers has an incentive stock option plan, a non-employee directors plan and an employee stock purchase plan. A committee of the Board of Directors administers the incentive stock option plan and the non-employee directors plan. Under the incentive stock option plan, the committee, at its discretion, grants options to eligible key employees. The option price is the fair value of shares on the day granted. No options may be exercised after ten years.
The options vest as follows: 50% on day of grant; 50% one year following grant date. Under the current incentive stock option plan, 76,935 options have been authorized and not yet granted. The non-employee directors plan allows non-mployee directors to elect to take stock options in lieu of directors' fees and to receive option grants if certain performance targets are achieved. The option price is the fair value of shares on the day granted. Options are immediately vested and must be exercised within ten years. Under the non-employee directors plan, 147,408 options have been authorized and not yet granted. The following shares and average option prices have been adjusted for subsequent stock splits and dividends:

                                 1999             1998            1997
                             Stock  Exercise  Stock  Exercise  Stock  Exercise
                            Options  Price   Options  Price   Options  Price
Balance at January 1, ......    138  $13.69     142  $11.20      111  $10.35
Granted ....................     42   22.67      25   23.81       40   13.61
Exercised ..................      9   12.39      27    9.54        9   11.41
Forfeited ..................      1   23.81       2   17.91        0     --
Balance at December 31, ....    170  $15.92     138  $13.69      142  $11.20
Exercisable at December 31,.    150  $15.01     126  $12.77      122  $10.81

The following options were outstanding at December 31, 1999:

     Range of            Options   Exercise Remaining    Options
 Exercise Prices       Outstanding  Price     Life     Exercisable
$ 6.0001 - $ 9.0000          4      $ 6.11   1.0 years       4
$ 9.0001 - $12.0000         40        9.98   5.3            40
$12.0001 - $15.0000         62       13.04   6.8            62
$18.0001 - $21.0000          1       20.50  10.0             1
$21.0001 - $24.0000         63       23.11   8.8            43
                           170      $15.92   7.1 years     150







Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 20 - STOCK OPTION PLANS, (continued)
The weighted average grant-date fair value of options granted was $5.28 in 1999, $9.98 in 1998 and $5.28 in 1997. We use the Black-Scholes Option Pricing Model to calculate the grant-date fair value. The following significant assumptions were used:

                                             1999        1998        1997
Risk free interest rate .................    5.0%        5.6%        6.9%
Expected life ...........................    6.2 years   8.2 years   9.0 years
Expected volatility .....................   19.1%       15.4%       12.7%
Expected dividends ......................    2.0%        1.6%        2.4%

The employee stock purchase plan allows eligible employees to purchase Drovers stock at 85% of the lesser of the fair value of the stock on the date of grant or on the date of exercise. Shares purchased under the terms of the plan were 4,502 in 1999, 3,904 in 1998 and 2,151 in 1997. As of December 31, 1999,
237,506 options have been reserved for future issuances under the plan.

Drovers applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," our net income and earnings per share would have been reduced to the proforma amounts indicated below:

                                                      1999   1998   1997
Net Income............................ As reported. $7,601 $6,810 $5,631
                                       Pro forma... $7,436 $6,630 $5,489
Earnings per share.................... As reported.  $1.62  $1.46  $1.21
                                       Pro forma...  $1.58  $1.42  $1.18
Earnings per share, assuming dilution. As reported.  $1.60  $1.43  $1.20
                                       Pro forma...  $1.56  $1.40  $1.17

NOTE 21 - BUSINESS SEGMENTS
Drovers conducts business in the Banking industry and offers a wide variety of banking and trust services to individuals and commercial customers. As of December 31, 1999 and 1998, we did not use discreet financial information on any segments that meet the reporting requirements of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information". All revenues for the years ended December 31, 1999, 1998, and 1997 were derived from sources within the United States and no revenues from a single customer amounted to 10% or more of our annual revenues.






















Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 22 - PARENT CORPORATION FINANCIAL STATEMENTS

                                                                 December 31,
STATEMENTS OF CONDITION                                         1999     1998
ASSETS
  Cash ....................................................  $   102  $   101
  Investments in and advances to  banking subsidiary ......   56,214   45,642
  Investments in and advances to non-banking subsidiaries .      940      733
  Other assets ............................................    1,971    1,851
TOTAL ASSETS ..............................................  $59,227  $48,327

LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities .......................................  $   292  $   134
  Corporation-obligated mandatorily redeemable capital
    securities of subsidiary trust ........................    7,735        0
  Total shareholders' equity ..............................   51,200   48,193
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ................  $59,227  $48,327

                                               Years Ended December 31,
STATEMENTS OF INCOME                          1999      1998      1997
INCOME
 Dividends from subsidiaries ............    $2,288    $2,050    $2,227
 Other income ...........................       198       302        95
     Total income .......................     2,486     2,352     2,322
OPERATING EXPENSES
 Interest expense on capital securities .       206         0         0
 Other ..................................       248       246       148
     Total operating expenses ...........       454       246       148
 Income before income taxes .............     2,032     2,106     2,174
 Applicable income taxes (benefit) ......       -99         9       -23
Income before undistributed earnings of
   subsidiaries .........................     2,131     2,097     2,197
 Undistributed earnings of banking
   subsidiary ...........................     5,503     4,725     3,437
 Undistributed loss of non-banking
   subsidiaries ...........................     -33       -12        -3
NET INCOME ..............................    $7,601    $6,810    $5,631


























Drovers Bancshares Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 22 - PARENT CORPORATION FINANCIAL STATEMENTS, (continued)

                                                      Years Ended December 31,
STATEMENTS OF CASH FLOWS                              1999      1998      1997
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ....................................    $7,601    $6,810    $5,631
 Undistributed net earnings of subsidiaries ....    -5,470    -4,713    -3,434
 Gain on sale of investment securities
   available-for-sale ..........................      -140      -262       -74
 (Increase) decrease in other items.............      -184        61       -78
 Net cash provided by operating activities .....     1,807     1,896     2,045
CASH FLOWS FROM INVESTING ACTIVITIES:
 (Payments for) repayments of investments in and
  advances to subsidiaries .....................    -9,378        -4        42
 Purchases of investment securities
  available-for-sale ...........................      -459      -916      -401
 Proceeds from sales of investment securities
  available-for-sale ...........................       309       471       180
 Net cash used in investing activities .........    -9,528      -449      -179
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from (repayments of) borrowings and
  advances from subsidiaries ...................     7,938       -15         0
 Issuance of stock .............................     2,072       309       231
 Dividends paid ................................    -2,288    -2,050    -1,707
 Net cash (provided by) used in financing
  activities ...................................     7,722    -1,756    -1,476
NET INCREASE (DECREASE) IN CASH ................         1      -309       390
CASH AT JANUARY 1, .............................       101       410        20
CASH AT DECEMBER 31, ...........................    $  102    $  101    $  410




































Drovers Bancshares Corporation and Subsidiaries
Independent Auditors' Report


Board of Directors and Shareholders
Drovers Bancshares Corporation


We have audited the accompanying consolidated statements of condition of Drovers Bancshares Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drovers Bancshares Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years ended December 31, 1999, in conformity with generally accepted accounting principles.



Stambaugh . Ness, P.C.
York, Pennsylvania
January 20, 2000



























Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion focuses on information about Drovers Bancshares Corporation ("Drovers"), its financial condition and results of operations not otherwise apparent in the consolidated financial statements of this Annual Report. You should refer to those statements and other selected financial data presented elsewhere in the report to fully understand the following discussion and analysis.

RESULTS OF OPERATIONS
Drovers Bancshares Corporation derives its consolidated earnings primarily from its wholly-owned subsidiary, The Drovers & Mechanics Bank ("Drovers Bank"). Drovers Bank is a Pennsylvania state-chartered, FDIC insured bank and has two wholly-owned subsidiaries: 96 South George Street, Inc and Drovers Investment Company. 96 South's primary asset is an office building attached to Drovers Bank's main office, which houses our corporate headquarters. Drovers Investment Company's assets consist of investment securities, primarily municipal bonds.

Drovers Bancshares Corporation also wholly owns two other subsidiaries: Drovers Realty Company and Drovers Capital Trust I. Drovers Realty Company has various real estate holdings, including ground and building leases. It rents the real estate to Drovers Bank for use as branch offices. Drovers Capital Trust I owns junior subordinated deferrable interest debentures due from Drovers Bancshares Corporation. The debentures are the sole asset of the Trust. The Trust issued $7,500,000 of preferred securities to investors secured by the debentures. For additional information on the Trust, see footnote 13 of the consolidated financial statements.

FINANCIAL SUMMARY
Drovers recorded net income of $7,601,000 in 1999 and $6,810,000 in 1998. The return on average equity increased to 15.15% for 1999 compared to 14.69% for The return on average assets was 1.18% for 1999, a slight decrease from 1.22% in 1998.

NET INTEREST INCOME
Net interest income represents the difference between interest income and interest expense. Net interest income is a measurement of how well we balance our interest rate sensitive assets and liabilities while maintaining adequate interest margins. Net interest income rose 15.7% or $3,021,000 in 1999, after growing 13.2% or $2,242,000 in 1998.

                          Years Ended December 31,   Increase(Decrease)
(in thousands)            1999     1998    1997    99/98  98/97   97/96
Total interest income .. $46,562 $40,991 $36,267   13.6%  13.0%   20.7%
Total interest expense .  24,286  21,736  19,254   11.7%  12.9%   30.2%
Net interest income .... $22,276 $19,255 $17,013   15.7%  13.2%   11.5%

Loans to businesses and individuals are our largest category of earning assets The majority of earning assets are supported by interest-bearing commercial and consumer deposits and other borrowings. In addition to interest-bearing funds, assets are also supported by noninterest-bearing funds including demand deposits and shareholders' equity. Changes in net interest income are determined by variations in the volume and mix of assets and liabilities as well as their sensitivity to interest rate movements. Increased volume drove the increases in net interest income during 1999 and 1998.










Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

NET INTEREST INCOME (continued)
The following table depicts the changes in the rate and volume components of net interest income:

                                1999 over 1998           1998 over 1997
                           Total     Change due to    Total   Change due to
(in thousands)            Change     Rate    Volume  Change    Rate  Volume
Total interest income ..   $5,571  $ -833    $6,404   $4,724  $-787  $5,511
Total interest expense .    2,550  -1,193     3,743    2,482   -132   2,614
Net interest income ....   $3,021  $  360    $2,661   $2,242  $-655  $2,897

There are two performance measures that indicate how successful a bank is in managing its asset and liability structure. The first is net interest spread, which is the average rate earned on earning assets less the average rate paid on interest-bearing funds. The second is net interest margin, which incorporates the margin on earning assets financed by noninterest-bearing funds with the net interest spread. The following table summarizes the net interest spread and the net interest margin during 1999 and 1998:

                                       1999 Average     1998 Average
(in thousands)                       Balance    Rate   Balance   Rate
Earning assets .................... $605,764   7.69%  $524,729  7.81%
Financed by:
  Interest-bearing funds .......... $541,322   4.49%  $463,520  4.69%
  Noninterest-bearing funds .......   64,442    -       61,209   -
     Total ........................ $605,764   4.01%  $524,729  4.14%

Net interest income ............... $ 22,276          $ 19,255
Net interest spread ...............            3.20%            3.12%
Net interest income margin ........            3.68%            3.67%

The net interest spread increased 0.08% from 1998. The average yield on Earning assets fell 0.12%, which was more than offset by a 0.20% decline in the yield on interest-bearing funds. The decline in yield on interest-bearing funds was primarily due to the decrease in yield on time deposits.

The net interest margin increased 0.01% due primarily to a decline in the cost of earning assets of 0.13%. The yield on interest-bearing funds declined by more than the cost of earning assets primarily because of a change in mix from non-interest bearing to interest-bearing liabilities.

Drovers experienced strong loan growth again in 1999. Much of the growth was in fixed rate loans as customers continued to take advantage of low interest rates. We also expanded our holdings of investment securities, particularly fixed rate municipal bonds, mortgage backed securities and corporate obligations, primarily other financial institutions' trust preferred securities. Much of the asset growth was funded with time deposits, borrowings and capital securities of the subsidiary trust. These liabilities have a shorter maturity than the assets they fund. The growth and funding strategy has changed our interest rate sensitivity from a relatively neutral position to slightly liability sensitive, which was particularly evident in the fourth quarter of 1999. Beginning in July 1999, the Federal Reserve raised short-term interest rates three times. The yield on earning assets during the fourth quarter was 7.84%, which was 0.15% higher than the entire year and included a prepayment penalty of $279,000. The yield on interest-bearing liabilities was 4.69%, or 0.20% higher than the entire year. Contributing to the increase in the yield on interest-bearing liabilities was the issuance of $7,500,000 of 9.25% capital securities on September 17, 1999. As a result of a higher increase in the yield on interest-bearing liabilities than on interest-earning assets, the net interest margin declined to 3.61% in the fourth quarter of 1999.

Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

PROVISION FOR LOAN LOSSES
The allowance for loan losses is based on our quarterly assessment of the losses inherent in the loan portfolio. This assessment results in an allowance consisting of two components, allocated and unallocated.

The allocated portion includes provisions for specific impaired loans and pools of problem loans over a fixed dollar amount where the internal credit rating is at or below a predetermined classification. Allocations for impaired loans are calculated based on discounted cash flow analyses or collateral valuations. Allocations for pools of classified loans are developed by loan type and risk rating and are based on historical loss trends and our judgement concerning those trends and other relevant actors. These factors may include, but are not limited to, the following:
  -  actual versus estimated losses,
  -  general and local economic conditions,
  -  portfolio concentrations,
  -  changes in mix and volume,
  -  industry competition and consolidation and
  -  impact of government regulations.
Consumer and residential mortgage loan allocations are made at a total portfolio level based on historical loss experience adjusted for portfolio activity and current economic conditions.

While we try to reflect all risk factors in our reserve methodologies, there continues to be a certain element of risk arising in part from, but not limited to, the following:
  -  potential for estimation or judgmental errors,
  -  charge-off volatility and
  - rapid declines in the credit quality of assets arising from factors such as fraud, portfolio management risks or sudden economic shifts.

The unallocated portion of the allowance for loan losses provides coverage for such risks. While allocations are made to specific loans and pools of loans, the total reserve is available for all credit losses.

The following table presents the amount of the reserve allocated to each of the loan categories and the percentage of total loans:

                                             1999                 1998
                                                Percent of          Percent of
                                       Reserve  Loans to    Reserve  Loans to
(in thousands)                         Amount  Total Loans  Amount  Total Loans
Commercial, financial and industrial...$2,248     26.1%     $2,644     30.2%
Real estate:
 Construction .........................    24      4.1%         19      3.5%
 Mortgage .............................   584     63.1%        382     58.3%
Consumer ..............................   154      6.5%        128      8.0%
Leasing and other .....................     0      0.2%          0      0.0%
Unallocated ...........................   898      n/a         739      n/a
                                       $3,908    100.0%     $3,912    100.0%
Reserve for loan losses as a percentage
 of total loans .......................  0.85%                1.00%










Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

PROVISION FOR LOAN LOSSES, continued
Total loans increased during 1999 while impaired and classified loans as a percent of total loans declined from year-end 1998 to year-end 1999. The impaired and classified loans are typically assigned a larger percentage of the reserve. The unallocated portion of the reserve increased from $739,000 at December 31, 1998 to $898,000 at December 31, 1999. We believe the present reserve is adequate to absorb losses in the existing portfolio. A significant degradation of loan quality; however, could require a change in estimated losses and cause a material change in net income.

The provision for loan losses was $1,727,000 for 1999, $1,266,000 for 1998 and $386,000 for 1997. Net charge-offs and loan quality ratios are summarized below:

                                                 1999      1998    1997
Net charge-offs                                 $1,731     $658    $212
Net charge-offs as a percent of average
 loans .........................                  0.41%    0.19%   0.07%
Nonaccrual loans as a percent of total
 loans .................................          1.16%    0.37%   0.24%
Nonperforming loans as a percent of total
 loans .................................          1.45%    0.68%   0.25%

Most of the charge-offs in 1999 and 1998 were related to commercial loans. Net charge-offs during 1999 include a fourth quarter charge of $1,000,000 on a commercial loan secured by trade receivables. This loan and another commercial loan also secured by trade receivables were classified as impaired during the third quarter when possible credit problems became known. We classified the same two loans as nonaccrual during the fourth quarter after they became 90 days past due on payments. The charge-off was based on future cash flow estimates prepared during the fourth quarter.

OTHER INCOME
                           Years Ended December 31,     Increase(Decrease)
(in thousands)                1999     1998    1997   99/98  98/97  97/96
Investment services and
  trust income ............ $1,399   $1,295  $1,105    8.0%  17.2%   8.3%
Service charges on deposit
  accounts ................  1,920    1,692   1,293   13.5%  30.9%   7.8%
Securities gains ..........    182      262     197  -30.5%  33.0%   0.5%
Net gains on loan sales ...    741    1,044     491  -29.0% 112.6%  25.9%
Equity in losses
 of real estate ventures...   -251     -104     -81  141.4%  28.4% -40.9%
Other .....................  1,358    1,219     948   11.4%  28.6%  36.2%
Total other income ........ $5,349   $5,408  $3,953   -1.1%  36.8%  17.5%
















Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

OTHER INCOME (continued)
Noninterest income decreased slightly by $59,000 to $5,349,000 in 1999 from $5,408,000 in 1998. The 1998 noninterest income was up $1,455,000 over the 1997 noninterest income of $3,953,000.

Income from investment services and trust increased $104,000, or 8.0%, in 1999. The fair value of investments managed increased by $22,796,000 during 1999 to $274,917,000. We have experienced growth in all areas, including trust services, employee benefits, personal trust and investment management accounts. Additionally, investment services and trust recently launched a new initiative, the Oak Tree Investment Group, which is expected to provide enhanced investment management, financial planning and brokerage services. Investment services and trust income was $190,000 greater during 1998 than 1997 and was $85,000 greater during 1997 than 1996. Overall increases in the equity markets in the past few years helped boost the value of assets managed and the related fee income.

Service charges on deposit accounts increased $228,000, or 13.5%, for 1999 over 1998 and $399,000, or 30.9%, for 1998 over 1997. We engaged a consulting group at the end of 1997 to analyze various products and processes and to suggest ways for us to enhance productivity by reducing expenses and improving noninterest income. Most of the increase during 1998 and 1999 was a direct result of implementing their recommendations. Service charge income increased by $94,000 for 1997 over 1996, primarily due to an increase in fees on business checking accounts.

Net gains from investment securities sales were $182,000 in 1999, $262,000 in 1998 and $197,000 in 1997. A majority of the gains recognized in 1999 and 1998 were due to liquidating a portion of our community bank stock portfolio. The gains in 1997 were due to a similar liquidation and also to an investment portfolio restructuring used to increase interest income and decrease overall asset sensitivity.

Net gains on sales of residential mortgages are the primary component of net gains on loan sales. Additionally, net gains include servicing assets recognized during the year for servicing retained on mortgage and commercial loans. The table below details the gains on sales of loans, the servicing rights recognized and the proceeds on sales of loans:

                                                      Years Ended December 31,
(in thousands)                                      1999     1998      1997
Net gains on sale of loans .........             $   741  $ 1,044  $    491
Servicing rights recognized, included
 in net gains on sale of loans:
  Mortgage loans ......................              213      361       197
  Commercial loans ....................               16       28         0

Mortgage loans sold ................             $50,830  $60,817   $30,321
Commercial loans sold .................            3,975    3,682         0

The gain on sale of loans in 1998 includes a $43,000 gain recognized on the sale of a small credit card portfolio. The increase in gains in 1998 over 1997 was related to low interest rates, a strong economy and a mild winter. The decline from 1998 to 1999 is a result of the refinancing boom ending.

Drovers recognized a $251,000 loss during 1999 from its equity investments in five real estate limited partnerships. The partnerships own and operate apartments that provide low-income housing to qualified families. We receive substantial financial benefits from these investments in the form of historic and low-income tax credits.


Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

OTHER INCOME (continued)
Other income increased $139,000 to $1,358,000 in 1999 from $1,219,000 in 1998.
Drovers offers ATM and debit cards, charges surcharges for non-customers using our ATM machines and provides electronic interchange services for various merchants. The fees associated with these various electronic transactions have steadily increased. In 1999 and in 1998, these fees provided most of the growth in other income. The ATM surcharge generated $180,000 in fees in 1997, its first year of implementation. Loan servicing income continues to provide a steady source of other income. Total mortgage loans serviced at year-end were $108,849,000 in 1999, $106,647,000 in 1998 and $100,355,000 in 1997.

OTHER EXPENSES
                                Years Ended December 31,  Increase(Decrease)
(in thousands)                     1999    1998   1997   99/98  98/97  97/96
Salaries and employee benefits. $ 9,042 $ 8,006 $ 7,597  12.9%   5.4%  11.4%
Occupancy and premises .....      1,468   1,246   917    17.8%  35.9%  10.9%
Furniture and equipment ....      1,413   1,365  1,111    3.5%  22.9%  24.0%
Marketing ..................        533     645    441  -17.4%  46.3% -29.7%
Net (income) cost from operation
 of other real estate .....          -5      56     53 -108.9%   5.7% 103.8%
Supplies...................         594     535    443   11.0%  20.8%   0.2%
Other taxes ...............         426     375    331   13.6%  13.3%   1.8%
Other .....................       3,280   3,003  2,341    9.2%  28.3%  12.1%
Total other expenses ......     $16,751 $15,231 $13,234  10.0%  15.1%   9.8%

Other expenses include all expenses except interest, provision for loan losses and income taxes. In 1999, total other expenses increased $1,520,000, or 10.0%. The increase from 1997 to 1998 was $1,997,000 and from 1996 to 1997 was $1,184,000.

Salaries and employee benefits are the most significant noninterest expense category, representing 54.0% of total other expenses for 1999. In 1999, salaries and employee benefits increased $1,036,000, or 12.9%, compared to an increase of $409,000 from 1997 to 1998. Full-time equivalent staffing levels were 231 at the end of 1999 compared to 215 in 1998 and 209 in 1997. Average full-time equivalents during the year were 225 in 1999 and 213 in 1998 and 1997. Drovers maintains two incentive compensation plans. Both plans require minimum earnings targets before incentives are paid. We paid incentives of $586,000 in 1999, $511,000 in 1998 and $391,000 in 1997. An
increase of $153,000 in health insurance and pension costs contributed to the 1999 increase in salaries and employee benefits expense.

Occupancy and premises expense increased $222,000, or 17.8%, during 1999.
The increase from 1997 to 1998 was $329,000 and from 1996 to 1997 was $90,000 A majority of the increase in 1999 was related to the opening of the Hellam and Dillsburg branch offices and the loan production offices in Mechanicsburg, Pennsylvania and Frederick, Maryland. The Shrewsbury and Penvale branch offices opened in late 1997 and contributed to most of the increase in 1998. In addition, we accelerated the depreciation expense on a branch office scheduled for relocation within a grocery store. This resulted in an additional $56,000 in expense during 1998. Occupancy and premises expense includes the lease revenues less operating expenses of the 96 South George Street office building for office space not occupied by Drovers. This resulted in a reduction of total occupancy and premises expense of $3,000 in 1999, $17,000 in 1998 and $111,000 in 1997. The decline in the benefit recognized from the 96 South George Street operations is due to an increase in the space occupied by Drovers.





Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

OTHER EXPENSES (continued)
Furniture and equipment expense increased $48,000 in 1999, $254,000 in 1998 and $215,000 in 1997. Personal computer software upgrades and upgrades needed for Year 2000 software compliance contributed to the increase in 1998. This expense, which was not repeated, was partially offset by increases in equipment depreciation and maintenance contracts purchased for the new branch offices in 1999. Costs associated with a mainframe and the ATM network caused the increase in 1997.

Marketing expense decreased $112,000, or 17.4%, during 1999 from $645,000 in
1998.   During 1998, we conducted an extensive image and branding campaign.
The campaign focused on the Drovers community bank image and commitment to the markets it serves. In addition, Drovers Bank celebrated its 115th anniversary in June 1998, which contributed to the increase in marketing expense.

The net cost of operating other real estate was a net gain of $5,000 in 1999 compared to a net cost of $56,000 in 1998 and $53,000 in 1997. Other real estate held was $85,000 at December 31, 1999, $148,000 at December 31, 1998 and $154,000 at December 31, 1997.

Other expenses increased $277,000, or 9.2%, in 1999 as compared to $662,000 in 1998 and $252,000 in 1997. Affecting this increase were increases in data processing, legal, loan servicing rights amortization and over and short charges. The increase in expenses during the year were partially offset by a decrease in consulting services, which were paid in the first quarter of 1998. During 1997, higher consulting and data processing expenses contributed to the increase.

TAXATION
Drovers seeks to minimize its tax liability by investing in low-income housing partnerships that provide tax credits, purchasing tax-free municipal bonds and purchasing equity investments eligible for partially tax-free dividends. The effective tax rate was 16.9% in 1999, 16.6% in 1998 and 23.3% in 1997. Tax credits received were $817,000 in 1999, $808,000 in 1998 and $279,000 in 1997.
Average municipal bonds were $28,674,000, $23,546,000 and $22,207,000 in 1999,
1998 and 1997, respectively. Average equity securities were $20,815,000 in 1999, $18,212,000 in 1998 and $13,114,000 in 1997. The effective tax rate fluctuates mainly from the level of tax credits received. Drovers increased its holdings in tax advantaged investments to help offset increasing taxable income. Projected tax credits are $649,000 per year in 2000 through 2004 and $1,832,000 thereafter.

FORWARD OUTLOOK
Negotiations continue to purchase land in Newberrytown, Pennsylvania to establish a new branch office. During 2000, we plan to relocate the Memory Lane branch and to expand the Research and Administrative Services Center, located on Richland Avenue. Total capital expenditures are projected to be $6,300,000 during 2000. All capital expenditures will be funded from operations.

YEAR 2000 ISSUE
The following contains forward-looking statements, which involve risks and uncertainties. The actual impact of the Year 2000 issue could materially differ from that which is anticipated in the forward-looking statements as a result of certain factors identified below.

January 1, 2000 passed without any disruptions of our business. Neither third party vendors nor commercial customers reported any significant system failures. We increased cash inventories at the end of 1999 in anticipation of customer deposit withdrawals and drawdowns on lines of credit. We experienced

Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

YEAR 2000 ISSUE (continued)
no liquidity problems and reduced cash levels immediately in January. We continue to monitor our systems, our third party vendors and our commercial customers. Our contingency plans remain in place in the unlikely scenario that a significant Year 2000 disruption occurs.

Total remediation costs were $95,000, including $30,000 spent in 1999. We do not expect to spend any additional amounts for remediation in 2000. However, failure in one of our systems, a third party system or system of a significant customer relative to the Year 2000 issue could have a material impact on Drovers ability to conduct business.

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

Liquidity needs may be met by either reducing assets or increasing liabilities. Sources of asset liquidity include short-term investments, maturing and repaying loans and monthly cash flows from mortgage-backed securities and collateralized mortgage obligations. The loan portfolio provides an additional source of liquidity due to our participation in the secondary mortgage market. In addition to monthly cash flows from certain investment securities, Drovers designates a substantial portion of its investment portfolio as available-for-sale. At December 31, 1999, this segment totaled $191,581,000, or 90.0% of the investment portfolio.

Liquidity needs may also be met by:
  -  attracting deposits with competitive rates,
  -  buying federal funds and repurchase agreements or
  - borrowing from the Federal Reserve or the Federal Home Loan Bank of Pittsburgh.

Drovers maintains informal borrowing arrangements with several correspondent banks to purchase overnight federal funds. A formal arrangement with the Federal Home Loan Bank allows us to borrow short and intermediate advances up to approximately 80% of our investment in assets secured by one to four family residential real estate. The maximum borrowings under this agreement at December 31, 1999 were $174,661,000, of which $135,516,000, or 77.6%, was borrowed. The ability to renew funding sources depends on the financial institution's strength, asset portfolio, diversity of depositors and types of deposit instruments offered.

Liquidity can be further analyzed by using the Statement of Cash Flows. Cash and cash equivalents decreased $3,286,000 during 1999. Cash used in investing activities was $132,603,000 primarily as a result of a $72,252,000 increase in net loans and a $58,001,000 increase in investment securities. Funds were also required for $2,453,000 of capital expenditures. Cash provided by financing activities was $119,054,000. Proceeds from issuance of common stock were $2,072,000. Demand and savings deposits increased $11,699,000 and certificates of deposit increased $35,751,000. A net increase in short-term and long-term borrowings provided an additional $71,820,000, which included $7,500,000 of capital securities issued in 1999. Operating activities provided the remaining cash flows of $10,263,000. The significant components of operating activities are net income, the add-back of noncash expenses like depreciation and provision for loan losses and the net cash provided from the origination and sale of mortgage loans generated for sale.

Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

INTEREST RATE SENSITIVITY MANAGEMENT
Drovers primary market risk is the risk of changes in net interest income caused by changes in interest rates. Interest rate sensitivity management focuses on minimizing interest rate risk. We measure ongoing interest rate risk through monthly "gap" reports and quarterly computer simulations of net interest income. A "gap" report measures the net dollar exposure to changes in interest rates, at a given time, for various repricing periods. Results can sometimes be misleading since many interest-bearing liabilities are not as sensitive to interest rate movements as the repriceable assets which they help fund.

A better measure of interest rate risk is simulations which project net interest income in rising, falling and stable interest rate cycles. Our simulations project net interest income over a twelve-month period. We assume that interest rates will either rise or fall 200 basis points (2.00%) during the period. Our asset liability management policy limits the level of interest rate risk to a15% decline in net interest income over a twelve-month period. The projected changes in net interest income at December 31, were as follows:
                                                1999    1998
+200 basis points ......................         -4%      0%
Stable rates............................         --       --
-200 basis points ......................         +3%     -1%

Drovers interest rate risk profile changed from a relatively neutral position at the end of 1998 to slightly liability sensitive at December 31, 1999. The increase in holdings of fixed rate assets funded by shorter-term liabilities caused the change in interest rate sensitivity. The projected changes in net interest income remain well within our policy guidelines.

Considerable judgment is necessary to develop these estimates. Simulation results are influenced by many assumptions with regard to prepayment speeds, pricing strategies, embedded options, maturity and repricing characteristics and nonmaturity deposit sensitivity. The use of different assumptions could materially change the projected results.

We can mitigate our interest rate risk through the use of strategies such as asset disposition, asset and liability pricing policies and borrowing funds with desirable maturity and repricing attributes.

In our 1998 annual report, we provided a table showing expected cash flows of our financial instruments. This year we changed to a sensitivity analysis because it better reflects how we manage our interest rate risk.

Effective asset/liability management also considers the effects of changing market prices on investment values. As a financial institution, a large portion of Drovers' assets are monetary in nature and subject to an increase/decrease in purchasing power during periods of deflation/inflation. The gain/loss in purchasing power on these assets is primarily affected by the degree of change in interest rate spread relationships and, accordingly, is a function of the level and magnitude of interest rate movements. Minimizing the effects of inflation on investment values is necessary in the management of interest rate risk.

CAPITAL
Total shareholders' equity increased $3,007,000, or 6.2%, in 1999. Equity, before the impact of accumulated other comprehensive income, increased $7,385,000, or 15.7%. A majority of our capital is generated internally. A measure of internal capital generation is the percentage of return on average equity times the percentage of earnings retained. The return on average equity was 15.2% for 1999 and 14.7% for 1998. Cash dividends paid in 1999 and 1998

Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

CAPITAL (continued)
represented 30.1% of net income. The resulting internal capital growth percentage was 10.6% in 1999 and 10.3% in 1998. We also generated capital externally during the year. During the fourth quarter of 1999, we had a community-based common stock offering, which resulted in net proceeds of $1,788,000. The percentage of average shareholders' equity to average total assets was 7.8% in 1999 and 8.3% in 1998, indicative of a strong capital base. All of the above calculations involving average equity included an average loss on available-for-sale investment securities of $223,000 in 1999 and an average gain on available-for-sale investment securities of $1,641,000 in 1998.

The Federal Reserve Board implemented risk-based capital guidelines for bank holding companies in 1989. The guidelines establish a systematic framework making capital requirements more sensitive to differences in risk structure among banking organizations. The regulations require banking organizations to maintain capital equivalent to 8.0% of risk weighted assets, at least half of which must be common equity. Capital is divided into two tiers. Tier 1 capital includes common stock, additional paid-in capital, retained earnings and capital securities of the subsidiary trust. The capital securities can be included up to a maximum of 25% of Tier I Capital. Tier 2 includes the allowance for loan losses, up to a maximum of 1.25% of risk adjusted assets. In addition to the risk-based capital requirements, regulations require a minimum leverage ratio of 3.0% to 5.0%, depending on the strength of the organization. The leverage ratio divides Tier 1 capital by total assets.

The following table shows Drovers exceeds all minimum capital adequacy standards:
                                                     December 31,
(in thousands)                                     1999       1998
Tier 1 Capital ................................ $ 61,321    $ 46,891
Tier 2 Capital ................................    3,908       4,315
  Total risk-based capital .................... $ 65,229    $ 51,206

Risk-adjusted on-balance sheet assets .........  $491,347   $400,895
Risk-adjusted off-balance sheet exposure ......    15,316     14,180
  Total risk-adjusted assets ..................  $506,663   $415,075

Ratios:
  Tier 1 risk-based capital ratio .............     12.1%      11.3%
  Minimum required for December 31, ...........      4.0%       4.0%

  Total risk-based capital ratio ..............     12.9%      12.3%
  Minimum required for December 31, ...........      8.0%       8.0%

  Tier 1 leverage ratio .......................      8.5%       7.8%
  Minimum required for December 31, ...........      4.0%       4.0%













Drovers Bancshares Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

FINANCIAL CONDITION
Drovers functions as a financial intermediary and, therefore, its financial condition and progress may be examined in terms of trends in its sources and uses of funds. The following comparison of average daily balances indicates how we have generated and employed our funds:

                                      1999                        1998             1997
                          Average   Increase          Average   Increase         Average
(in thousands)            Balance  (Decrease)     %   Balance  (Decrease)    %   Balance
Funding uses:
  Money market
   Investments .......... $    474   $  -179  -27.4%  $    653   $  -601  -47.9% $  1,254
  Investment securities .  184,836    15,767    9.3%   169,069     4,578    2.8%  164,491
  Loans .................  420,454    65,447   18.4%   355,007    62,000   21.2%  293,007
    Total interest-
     earning assets .....  605,764    81,035   15.4%   524,729    65,977   14.4%  458,752
  Noninterest-earning
   assets ...............   39,570     5,127   14.9%    34,443     1,958    6.0%   32,485
Total uses .............. $645,334   $86,162   15.4%  $559,172   $67,935   13.8% $491,237

Funding sources:
  Demand deposits ....... $ 52,529   $ 6,594    14.4% $ 45,935   $ 3,349    7.9% $ 42,586
  Savings deposits ......  132,498    12,943    10.8%  119,555    18,243   18.0%  101,312
  Time deposits .........  246,352    27,593    12.6%  218,759    18,136    9.0%  200,623
  Short-term borrowings .   30,920     2,502     8.8%   28,418     2,758   10.7%   25,660
  Long-term borrowings ..   76,845    25,992    51.1%   50,853    12,965   34.2%   37,888
  Corporation-obligated
  redeemable capital
  securities of
  subsidiary trust .....     2,178     2,178   999.9%        0         0    0.0%        0
    Total interest-
     bearing liabilities   541,322    77,802    16.8%  463,520    55,451   13.6%  408,069
  Demand deposits .......   46,750     4,998    12.0%   41,752     4,677   12.6%   37,075
  Other liabilities .....    7,104      -446    -5.9%    7,550     2,013   36.4%    5,537
  Shareholders' equity ..   50,158     3,808     8.2%   46,350     5,794   14.3%   40,556
Total sources ........... $645,334   $86,162    15.4% $559,172   $67,935   13.8% $491,237

Total average assets were $645,334,000, representing an $86,162,000, or 15.4%, increase from 1998. Loans accounted for nearly all the growth, increasing $65,447,000, or 18.4%. Commercial and residential mortgage lending provided most of the growth in loans.

Deposits continued to fund a significant portion of the asset growth. Total average deposits grew $52,128,000, or 12.2%, in 1999 and funded 60.5% of the asset growth. A majority of the deposit growth was in certificates of deposit, which increased $27,225,000, or 12.6% from a year ago. Our Indexed Money Fund increased by $7,910,000 and Statement Savings increased by $5,561,000. The remaining assets were funded with customer repos and short-term and long-term borrowings, which increased $28,494,000. Additional borrowings at the Federal Home Loan Bank accounted for most of the increase.



Drovers Bancshares Corporation

ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION
(dollar amounts in thousands, except per
  share data)                                  1999       1998       1997       1996       1995
BALANCE SHEET DATA AT DECEMBER 31,
Assets ..................................   $720,108   $597,793   $524,892   $446,713   $382,791
Investment securities ...................    212,937    161,619    179,299    128,082     91,823
Net loans ...............................    456,293    386,197    310,369    279,987    252,468
Deposits ................................    505,134    457,672    402,086    360,204    306,653
Shareholders' equity ....................     51,200     48,193     43,470     38,092     34,921

Total average assets ....................    645,334    559,172    491,237    404,621    369,785
Total average shareholders' equity ......     50,158     46,350     40,556     36,429     32,823

INCOME DATA
Interest income .........................    $46,562    $40,991    $36,267    $30,055    $28,053
Interest expense ........................     24,286     21,736     19,254     14,791     13,529
  Net interest income ...................     22,276     19,255     17,013     15,264     14,524
Provision for loan losses ...............      1,727      1,266        386        645        501
Net interest income after
 provision for loan losses ..............     20,549     17,989     16,627     14,619     14,023
Other income ............................      5,349      5,408      3,953      3,364      2,837
Other expenses ..........................     16,751     15,231     13,234     12,050     11,058
Income taxes ............................      1,546      1,356      1,715      1,084      1,521
Income before cumulative effect of change
  in accounting for income taxes ........      7,601      6,810      5,631      4,849      4,281
Cumulative effect of change in accounting
  for income taxes ......................          0          0          0          0          0
Net income ..............................      7,601      6,810      5,631      4,849      4,281
Dividends paid ..........................      2,288      2,050      1,707      1,606      1,407

RATIOS
Return on average assets ................      1.18%      1.22%      1.15%      1.20%      1.16%
Return on average equity ................     15.15%     14.69%     13.88%     13.31%     13.04%
Equity to assets (year-end) .............      7.11%      8.06%      8.28%      8.53%      9.12%
Net loans to deposits (year-end) ........     90.33%     84.38%     77.19%     77.73%     82.33%
Dividend payout .........................     30.10%     30.10%     30.31%     33.12%     32.87%

PER SHARE DATA*
Net income ..............................     $1.62      $1.46      $1.21      $1.04      $0.92
Net income, assuming dilution ...........      1.60       1.43       1.20       1.04       0.92
Cash dividends ..........................      0.49       0.44       0.37       0.35       0.30
Book value (year-end) ...................     10.65      10.27       9.32       8.20       7.54
Weighted average number of
  shares outstanding .................... 4,703,378  4,678,154  4,647,967  4,641,944   4,631,951
Stock dividends and stock splits paid ...         5%        50%         5%        25%         7%

* Per share figures are based on weighted average shares outstanding for the respective years as restated after giving effect to stock dividends. 39


























Drovers Bancshares Corporation

ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION (Continued)
(dollar amounts in thousands, except per
  share data)                                 1994        1993       1992       1991       1990       1989
BALANCE SHEET DATA AT DECEMBER 31,
Assets ..................................   $352,287    $320,851   $308,319   $276,537   $253,324   $240,886
Investment securities ...................     94,359      85,836     99,011     86,054     66,222     63,682
Net loans ...............................    226,737     206,614    181,056    166,691    164,063    150,880
Deposits ................................    283,173     265,917    256,806    243,717    227,916    216,532
Shareholders' equity ....................     29,724      29,249     25,554     23,377     21,715     20,321

Total average assets ....................    339,649     315,138    288,792    266,000    247,502    234,210
Total average shareholders' equity ......     29,538      27,379     24,570     22,507     21,085     20,152

INCOME DATA
Interest income .........................    $23,300     $22,445    $22,490    $23,651    $23,290    $21,829
Interest expense ........................     10,406      10,246     11,363     13,561     14,106     13,334
  Net interest income ...................     12,894      12,199     11,127     10,090      9,184      8,495
Provision for loan losses ...............        382         447        552        568        416        365
Net interest income after provision for
  loan losses ...........................     12,512      11,752     10,575      9,522      8,768      8,130
Other income ............................      2,457       2,651      2,216      1,715      1,381      1,243
Other expenses ..........................     10,355       9,866      8,877      7,966      7,366      6,895
Income taxes ............................        845       1,026        717        608        487        326
Income before cumulative effect of change
  in accounting for income taxes ........      3,769       3,511      3,197      2,663      2,296      2,152
Cumulative effect of change in accounting
  for income taxes ......................          0         352          0          0          0          0
Net income ..............................      3,769       3,863      3,197      2,663      2,296      2,152
Dividends paid ..........................      1,156       1,080      1,019      1,003        930        875

RATIOS
Return on average assets ................       1.11%       1.23%      1.11%      1.00%      0.93%      0.92%
Return on average equity ................      12.76%      14.11%     13.01%     11.83%     10.89%     10.68%
Equity to assets (year-end) .............       8.44%       9.12%      8.29%      8.45%      8.57%      8.44%
Net loans to deposits (year-end) ........      80.07%      77.70%     70.50%     68.40%     71.98%     69.68%
Dividend payout .........................      30.67%      27.96%     31.87%     37.66%     40.51%     40.66%
PER SHARE DATA*
Net income ..............................      $0.82       $0.85      $0.70      $0.59      $0.50      $0.47
Net income, assuming dilution............       0.82        0.84       0.70       0.58       0.50       0.47
Cash dividends ..........................       0.25        0.24       0.22       0.22       0.20       0.19
Book value (year-end) ...................       6.43        6.40       5.61       5.13       4.77       4.47
Weighted average number of shares
  outstanding ...........................   4,597,963  4,562,038  4,552,566  4,550,547  4,549,571  4,547,678
Stock dividends declared ................         25%          5%         0%         0%        50%         5%

* Per share figures are based on weighted average shares outstanding for the respective years as restated after giving effect to stock dividends. 40


Drovers Bancshares Corporation and Subsidiaries

AVERAGE BALANCES AND RATES
                                            1999                       1998                       1997
                                  Average           Average  Average           Average  Average           Average
(in thousands)                    Balance Interest    Rate   Balance Interest    Rate   Balance Interest    Rate
ASSETS
Interest-earning assets:
  Interest-bearing deposits
    with banks ................. $    474  $    29    6.12% $    653  $    41    6.28% $  1,254  $    70    5.58%
  Taxable investment
    securities .................  135,347    8,800    6.50%  127,311    8,156    6.41%  129,170    8,712    6.74%
  Equity securities ............   20,815    1,235    5.93%   18,212    1,033    5.67%   13,114      767    5.85%
  Tax-exempt investment
    securities .................   28,674    1,515    5.28%   23,546    1,278    5.43%   22,207    1,231    5.54%
  Loans ........................  420,454   34,983    8.32%  355,007   30,483    8.59%  293,007   25,487    8.70%
        TOTAL ..................  605,764  $46,562    7.69%  524,729  $40,991    7.81%  458,752  $36,267    7.91%
Noninterest-earning assets .....   39,570                     34,443                     32,485
TOTAL ASSETS ................... $645,334                   $559,172                   $491,237
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Demand deposits .............. $ 52,529  $   506    0.96%  $45,935  $   534    1.16% $ 42,586  $   514    1.21%
  Savings deposits .............  132,498    4,611    3.48%  119,555    4,379    3.66%  101,312    3,600    3.55%
  Time deposits ................  246,352   13,176    5.35%  218,759   12,461    5.70%  200,623   11,530    5.75%
  Short-term borrowings ........   30,920    1,600    5.17%   28,418    1,491    5.25%   25,660    1,353    5.27%
  Long-term borrowings .........   76,845    4,193    5.46%   50,853    2,871    5.65%   37,888    2,257    5.96%
  Corporation-obligated
    mandatorily redeemable
    capital securities of
    subsidiary trust ...........    2,178      200    9.18%        0        0      -          0        0       -
        TOTAL ..................  541,322  $24,286    4.49%  463,520  $21,736    4.69% $408,069  $19,254    4.72%
Noninterest-bearing liabilities:
  Demand deposits ..............   46,750                     41,752                     37,075
  Other liabilities ............    7,104                      7,550                      5,537
  Shareholders' equity .........   50,158                     46,350                     40,556
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY ......... $645,334                   $559,172                   $491,237
NET INTEREST SPREAD ............                      3.20%                      3.12%                      3.19%
INTEREST EXPENSE AS A
  PERCENT OF EARNING ASSETS ....                      4.01%                      4.14%                      4.20%
NET INTEREST INCOME MARGIN .....           $22,276    3.68%           $19,255    3.67%           $17,013    3.71%

Average nonaccrual loans included in average loans were $1,974,000 for 1999, $797,000 for 1998 and $680,000 for 1997. Loan fees included in interest income were $1,308,000 in 1999, $1,202,000 in 1998 and $483,000 in 1997.

