Form 10-K, Exhibit 13
period 2000-12-31
DROVERS BANCSHARES CORP
filed 2001-03-29
CIK 703109

EXHIBIT 13 CONTINUED

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

RESULTS OF OPERATIONS

Drovers Bancshares Corporation derives its consolidated earnings primarily from its wholly-owned subsidiary, The Drovers & Mechanics Bank ("Drovers Bank"). Drovers Bank is a Pennsylvania state-chartered, FDIC insured bank and has two wholly-owned subsidiaries: 96 South George Street, Inc and Drovers Investment Company. 96 South's primary asset is an office building attached to Drovers Bank's main office, which houses our corporate headquarters. Drovers Investment Company's assets consist of investment securities, primarily municipal bonds. In addition, Drovers Bank is 60% owner of Drovers Settlement Services ("DSS"), a joint venture with Abstracting Company of York. DSS offers real estate title insurance and settlement services. The minority interest was $20,000 as of December 31, 2000 and was included in other liabilities.

Drovers Bancshares Corporation also wholly owns two other subsidiaries: Drovers Realty Company and Drovers Capital Trust I. Drovers Realty Company has various real estate holdings, including ground and building leases. It rents the real estate to Drovers Bank for use as branch offices. Drovers Capital Trust I (the "Trust") owns junior subordinated deferrable interest debentures due from Drovers Bancshares Corporation. The debentures are the sole asset of the Trust. The Trust issued $7,500,000 of preferred securities to investors secured by the debentures. For additional information on the Trust, see Note 14 of the consolidated financial statements. In addition, Drovers entered into a joint venture with seven other Pennsylvania banks to form Pennbanks Insurance Company, an offshore reinsurance company. Each bank in the venture owns a segregated cell through which its respective premiums and losses from credit life and accident and health insurance are funded and for which each bank has sole responsibility. The Drovers' cell has been consolidated into the financial statements since we are the sole owner of that cell.

In addition to historical information, this Annual Report on Form 10-K contains statements that constitute forward-looking statements (within the meaning of the Private Litigation Reform Act of 1995), which involve significant risks and uncertainties. The words "believes", "expects", "may", "will", "should", "projects", "contemplates", "anticipates", "forecasts", "intends" or other similar words or terms are intended to identify forward-looking statements. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference might include, but are not limited to, general economic conditions, changes in interest rates, deposit flow, loan demand, real estate values and competition, changes in accounting or tax principles, policies or guidelines, changes in legislation or regulation and other economic competitive, government, regulatory and technological factors affecting Drovers' operations, pricing, products and services. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our analysis only as of the date hereof. Drovers undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

FINANCIAL SUMMARY

Drovers recorded net income of $3,108,000 in 2000 compared to $7,601,000 in 1999. Our provision for loan losses for 2000 was $6,379,000 compared to $1,727,000 a year ago, an increase of $4,652,000. The increase in the provision was due to an increase in net chargeoffs during 2000 and to the weakening economy, which caused us to increase our reserve for loan losses in the fourth quarter of 2000. Additionally, we incurred a $1,150,000 charge associated with the pending merger with Fulton Financial Corporation.

NET INTEREST INCOME

Net interest income is a measurement of how well we balance our interest rate sensitive assets and liabilities while maintaining adequate interest margins. Net interest income rose $1,049,000, or 4.7%, in 2000 compared to $3,021,000, or 15.7%, in 1999 and $2,242,000, or 13.2%, 1998.

Drovers Bancshares Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations, (continued)

NET INTEREST INCOME (continued)
	Years Ended December 31,			Increase(Decrease)
(in thousands)	2000	1999	1998	00/99	99/98	98/97
Total interest income	$56,663	$46,562	$40,991	21.7%	13.6%	13.0%
Total interest expense	33,338	24,286	21,736	37.3%	11.7%	12.9%
Net interest income	$23,325	$22,276	$19,255	4.7%	15.7%	13.2%

Changes in net interest income are determined by variations in the volume and mix of assets and liabilities as well as their sensitivity to interest rate movements. Increased volume drove the increases in net interest income during 2000 and 1999. The following table depicts the changes in the rate and volume components of net interest income:
	2000 over 1999			1999 over 1998
	Total	Change due to		Total	Change due to
(in thousands)	Change	Rate	Volume	Change	Rate	Volume
Total interest income	$10,101	$2,113	$7,988	$5,571	$-1,005	$6,576
Total interest expense	9,052	3,262	5,790	2,550	-1,193	3,743
Net interest income	$1,049	$-1,149	$2,198	$3,021	$188	$2,833

During 2000, our interest-earning assets increased by $99,893,000 on average. The mix of earning assets remained steady during 2000, with loans to businesses and individuals representing 68.9% of average earning assets. Investment securities and interest-bearing deposits with banks represented the remainder of our earning assets. We fund our earning assets with interest-bearing commercial and consumer deposits, other borrowings and noninterest-bearing funds, such as demand deposits and shareholders' equity. During 2000, we experienced a shift in our mix of funding sources, which adversely affected our net interest income for the year. As a percentage of average earning assets, interest-bearing deposits declined to 68.0% during 2000 from 71.2% during 1999 and non-interest bearing funds declined to 9.5% from 10.7%. Borrowings and capital securities, which represent our most expensive sources, funded 22.5% of average earning assets compared to 18.1% during 1999.

In addition to the changes in mix discussed above, our 2000 net interest income was adversely affected by changes in rates. The table below summarizes average rates, as well as the net interest spread and margin for 2000, 1999 and 1998. Net interest spread and margin are two performance measures that indicate how successful a bank is in managing its asset and liability structure. Net interest spread is the average rate earned on earning assets less the average rate paid on interest-bearing funds. Net interest margin incorporates the margin on earning assets financed by noninterest-bearing funds with the net interest spread. For a more detailed comparison of the net interest spread and margin for the past three years, see the Average Balances and Yields table on page 39.

Drovers Bancshares Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations, (continued)

NET INTEREST INCOME (continued)
	2000 Average		1999 Average		1998 Average
(in thousands)	Balance	Yield	Balance	Yield	Balance	Yield
Interest-earning assets (1)	$706,002	8.03%	$606,109	7.68%	$522,241	7.85%
Financed by:
Interest-bearing funds	$638,719	5.22%	$541,322	4.49%	$463,520	4.69%
Noninterest-bearing funds (1)	67,283	-	64,787	-	58,721	-
Total cost of funds	$706,002	4.72%	$606,109	4.01%	$522,241	4.16%

Net interest income	$23,325		$22,276		$19,255
Net interest spread		2.81%		3.19%		3.16%
Net yield on interest-earning assets		3.31%		3.67%		3.69%
Tax equivalent adjustment	858		822		719
Net interest margin	$24,183	3.43%	$23,098	3.81%	$19,974	3.82%

(1) Average unrealized gains and losses on investment securities have been reclassified to noninterest-bearing assets, which are netted with noninterest-bearing funds in this table.

During 2000, the margin on a fully tax equivalent basis declined 0.38% to 3.43%. The average yield on earning assets increased 0.35% while the cost of funds increased by 0.71%.

The change in the yield on earning assets during 2000 was a result of higher short-term interest rates. The average prime lending rate, for example, increased from 7.99% during 1999 to 9.24% during 2000. The increase experienced as a result of the interest rate environment was partially offset by an increase in average nonaccrual loans and a decline in service charges on loans. Service charges on loans declined $555,000 from 1999. A large portion of the decrease related to a prepayment penalty of $279,000 received during the fourth quarter of 1999.

The higher cost of funds was as the result of the issuance of $7,500,000 of 9.25% capital securities in September 1999 and the rise in short-term interest rates. The change in mix discussed previously also contributed to the increase.

In addition to the changes in the yield on earning assets and the cost of funds, the net interest margin was adversely affected by the following two factors:

  A change in the mix of our assets. At the end of the first quarter 2000, we sold investment securities and reinvested in $7,125,000 of BOLI. The income on the BOLI is included in other income. See Note 11 for additional information on the BOLI.
  At the end of 1999 we were slightly liability sensitive and we continued to be slightly liability sensitive into 2000. Beginning in July 1999, the Federal Reserve raised short-term rates six times, or 1.75%. Overall, our interest-bearing funds repriced faster than the interest-bearing assets they funded; as such, our spread and margin declined throughout the year.

The net yield on earning assets was 3.20% in the fourth quarter of 2000 compared to 3.30% in the third quarter and 3.36% in the second quarter. The decline from the third quarter to the fourth quarter was primarily related to an increase in the cost of interest-bearing funds of 0.15%.

During 1999, the interest margin remained steady, averaging 3.81% for the year. The yield on earning assets declined by 0.17%, which was more than offset by a 0.20% decline in the cost of interest-bearing funds. The total cost of funds declined by 0.15%. The cost of interest-bearing funds declined by more than the total cost of funds primarily because of a change in mix from non-interest bearing to interest-bearing funds. Non-interest bearing funds funded 10.7% of average earning assets in 1999 compared to 11.2% in 1998.

Drovers Bancshares Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations, (continued)

PROVISION FOR LOAN LOSSES

The reserve for loan losses is based on our quarterly assessment of the losses inherent in the loan portfolio. This assessment results in an reserve consisting of two components, allocated and unallocated.

The allocated portion includes provisions for specific impaired loans and pools of problem loans over a fixed dollar amount where the internal credit rating is at or below a predetermined classification. Allocations for impaired loans are calculated based on discounted cash flow analyses or collateral valuations. Allocations for pools of classified loans are developed by loan type and risk rating and are based on historical loss trends and our judgement concerning those trends and other relevant factors. These factors may include, but are not limited to, the following:

  actual versus estimated losses,
  general and local economic conditions,
  portfolio concentrations,
  changes in mix and volume,
  industry competition and consolidation and
  impact of government regulations.

Consumer and residential mortgage loan allocations are made at a total portfolio level based on historical loss experience adjusted for portfolio activity and current economic conditions.

While we try to reflect all risk factors in our reserve methodologies, there continues to be a certain element of risk arising in part from, but not limited to, the following:

  potential for estimation or judgmental errors,
  charge-off volatility and
  rapid declines in the credit quality of assets arising from factors such as fraud, portfolio management risks or sudden economic shifts.

The unallocated portion of the reserve for loan losses provides coverage for such risks. While allocations are made to specific loans and pools of loans, the total reserve is available for all credit losses.

The following table presents the amount of the reserve allocated to each of the loan categories and the percentage of total loans:

	2000		1999
		Percent of		Percent of
	Reserve	Loans to	Reserve	Loans to
(in thousands)	Amount	Total Loans	Amount	Total Loans
Commercial, financial and industrial	$3,090	24.9%	$2,248	26.1%
Real estate:
Construction	62	6.0%	24	4.1%
Mortgage	961	63.7%	584	63.1%
Consumer	363	5.3%	154	6.5%
Leasing and other	-	0.1%	-	0.2%
Unallocated	895	n/a	898	n/a
	$5,371	100.0%	$3,908	100.0%
Reserve for loan losses as a percentage of total loans	1.06%		0.85%

Drovers Bancshares Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations, (continued)

PROVISION FOR LOAN LOSSES, continued

Total loans increased during 2000 while impaired and classified loans as a percent of total loans declined from year-end 1999 to year-end 2000. The impaired and classified loans are typically assigned a larger percentage of the reserve. The unallocated portion of the reserve was $895,000 at December 31,2000 as compared to $898,000 at December 31, 1999. We believe the present reserve is adequate to absorb losses in the existing portfolio. A significant degradation of loan quality; however, could require a change in estimated losses and cause a material change in net income.

The provision for loan losses was $6,379,000 for 2000, $1,727,000 for 1999 and $1,266,000 for 1998. The increased loan loss provision in 2000 was based on the increased net charge-offs, continued strong growth trends in the loan portfolio and management's assessment of the potential future impact of a weakening economy. Net charge-offs and loan quality ratios are summarized below:
	2000	1999	1998
Net charge-offs	$4,916	$1,731	$658
Net charge-offs as a percent of average loans	1.01%	0.41%	0.19%
Nonaccrual loans as a percent of total loans	0.46%	1.16%	0.37%
Nonperforming loans as a percent of total loans	0.46%	1.45%	0.68%

Most of the charge-offs in 2000 and 1999 were related to commercial loans. The majority of charge-offs in 2000 was comprised of a corporate relationship secured by trade receivables, which was discussed in our second quarter results.

OTHER INCOME
	Years Ended December 31,			Increase(Decrease)
(in thousands)	2000	1999	1998	00/99	99/98	98/97
Investment services and trust income	$1,591	$1,399	$1,295	13.7%	8.0%	17.2%
Service charges on deposit accounts	2,079	1,920	1,692	8.3%	13.5%	30.9%
Securities gains (losses)	-193	182	262	-206.0%	-30.5%	33.0%
Net gains on loan sales	459	741	1,044	-38.1%	-29.0%	112.6%
Other	1,771	1,107	1,115	60.0%	-0.7%	28.6%
Total other income	$5,707	$5,349	$5,408	6.7%	-1.1%	36.8%

Drovers Bancshares Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations, (continued)

OTHER INCOME (continued)

During 2000, noninterest income increased $358,000, or 6.7%, over 1999. Excluding securities gains (losses), noninterest income increased $733,000, or 14.2%. During 1999, noninterest income, excluding security gains, increased $21,000, or 0.4%, over 1998.

Income from investment services and trust increased $192,000, or 13.7%, during 2000 following a $104,000, or 8.0%, increase during 1999. The fair value of trust assets administered increased by $58,410,000, or 21.2%, during 2000 to $333,327,000. We experienced growth in all areas, including trust services, employee benefits, personal trust and investment management accounts. Additionally, investment services and trust launched a new initiative at the end of 1999, the Oak Tree Investment Group. Oak Tree provides enhanced investment management, financial planning and brokerage services and contributed $157,000 of revenue during 2000.

Service charges on deposit accounts increased $159,000, or 8.3%, during 2000 after increasing $228,000, or 13.5%, during 1999. Most of our service charges are generated from activity in our demand deposit products. Noninterest and interest-bearing demand deposits increased $6,512,000, or 6.6%, on average during 2000 compared to $11,592,000, or 13.2% during 1999.

Net losses from investment securities sales were $193,000 in 2000, compared to gains of $182,000 in 1999 and $262,000 in 1998. The losses during 2000 were related to the sales of $15,260,000 of securities during the first half of the year. The proceeds from the sales were reinvested in $7,125,000 of BOLI (see Note 11) and in higher-yielding mortgage-backed securities. The investment transactions resulted in losses this year, but will provide greater earnings going into the future. A majority of the gains recognized in 1999 and 1998 were due to liquidating portions of our community bank stock portfolio.

Net gains on loan sales declined $282,000 to $459,000 during 2000 after declining $303,000 during 1999. Net gains on sales of residential mortgages are the primary component of net gains on loan sales. Additionally, net gains include servicing assets recognized during the year for servicing retained on mortgage and commercial loans. The table below details the gains on sales of loans, the servicing rights recognized and the amount of loans sold:
	Years Ended December 31,
(in thousands)	2000	1999	1998
Net gains on sale of loans	$459	$741	$1,044
Servicing rights recognized, included in net gains on sale of loans:
Mortgage loans	39	213	361
Commercial loans	-	16	28

Mortgage loans sold	$26,648	$50,830	$60,817
Commercial loans sold	-	3,975	3,682

The decline in mortgage loans sold from 1998 to 2000 is largely a result of reduced loan volume caused by higher long-term interest rates. The gain on sale of loans in 1998 included a $43,000 gain recognized on the sale of a small credit card portfolio.

Drovers Bancshares Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations, (continued)

OTHER INCOME (continued)

Other income increased $664,000 to $1,771,000 in 2000 after declining $8,000 in 1999. The 2000 increase was primarily related to BOLI income and increases in letter of credit fees and interchange fees. As discussed in Note 11, Drovers Bank purchased BOLI during 2000. The 2000 increase to the cash surrender value of the BOLI was $347,000, which was recorded as other income. Our letter of credit fees increased $102,000 and interchange fees increased $142,000 during 2000. Drovers offers ATM and debit cards and provides electronic interchange services for various merchants. The fees associated with these various electronic transactions have steadily increased. In 1999, these fees provided most of the growth in other income, which was more than offset by an increase in the loss on equity investments of $147,000. Drovers has equity investments in six real estate limited partnerships that own and operate apartments that provide low-income housing to qualified families. We receive substantial financial benefits from these investments in the form of historic and low-income tax credits. Our loss was $285,000 in 2000 compared to $251,000 in 1999 and $104,000 in 1998.

OTHER EXPENSES
	Years Ended December 31,			Increase(Decrease)
(in thousands)	2000	1999	1998	00/99	99/98	98/97
Salaries and employee benefits	$10,011	$9,042	$8,006	10.7%	12.9%	5.4%
Occupancy and premises	1,485	1,468	1,246	1.2%	17.8%	35.9%
Furniture and equipment	1,618	1,413	1,365	14.5%	3.5%	22.9%
Pre-merger consummation charges	1,150	-	-	999.9%	-%	-%
Marketing	643	533	645	20.6%	-17.4%	46.3%
Supplies	458	594	535	-22.9%	11.0%	20.8%
Other taxes	462	426	375	8.5%	13.6%	13.3%
Other	3,936	3,275	3,059	20.2%	7.1%	27.8%
Total other expenses	$19,763	$16,751	$15,231	18.0%	10.0%	15.1%

Other expenses include all expenses except interest, provision for loan losses and income taxes. During 2000, other expenses increased $3,012,000, or 18.0%, and included $1,150,000 of charges related to the pending merger with Fulton Financial Corporation. Excluding the pre-merger consummation charge, other expense would have increased $1,862,000, or 11.1%, after increasing $1,520,000 or 10.0% during 1999.

Salaries and employee benefits are the most significant noninterest expense. In 2000, salaries and employee benefits increased $969,000, or 10.7%, compared to an increase of $1,036,000, or 12.9%, during 1999. Full-time equivalent staffing levels were 237 at the end of 2000 compared to 231 at the end of 1999. Average full-time equivalents during the year were 240 in 2000 and 225 in 1999 and 213 in 1998. Drovers maintains two incentive compensation plans, which require minimum earnings targets before incentives are paid. We did not pay incentives during 2000, compared to payments of $586,000 in 1999 and $511,000 in 1998. Increases in health insurance and pension costs also contributed to the increases in salaries and employee benefits expense in 2000 and 1999.

Occupancy and premises expense increased $17,000, or 1.2%, during 2000 after increasing $222,000, or 17.8%, during 1999. New branch offices at Memory Lane and Newberrytown were opened in 2000, while our old Memory Lane branch, the Mt. Rose branch and the York Haven branch closed. A majority of the increase in 1999 was related to the opening of the Hellam and Dillsburg branch offices and the loan production offices in Mechanicsburg, Pennsylvania and Frederick, Maryland. Occupancy and premises expense includes the lease revenues less operating expenses of the 96 South George Street office building for office space not occupied by Drovers. This resulted in a reduction of total occupancy and premises expense of $27,000 during 2000, $3,000 during 1999 and $17,000 during 1998.

Drovers Bancshares Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations, (continued)

OTHER EXPENSES (continued)

Furniture and equipment expense increased $205,000, or 14.5%, in 2000 compared to $48,000, or 3.5% in 1999. Increases in equipment depreciation and service contracts during 2000 contributed most of the increase. The increases were primarily related to a full year of depreciation on the Dillsburg branch, which opened in November 1999; the new Memory Lane and Newberrytown branches, which opened during 2000 and a new mainframe computer purchased at the beginning of 2000. Increases in equipment depreciation and maintenance contracts purchased for the new branch offices in 1999 were partially offset by declines in personal computer software upgrades and upgrades needed for Year 2000 software compliance, which were incurred in 1998.

Marketing expense increased $110,000, or 20.6%, during 2000 after declining $112,000 in 1999. During 1998, we conducted an extensive image and branding campaign. The campaign focused on Drover's community bank image and commitment to the markets it serves. In addition, Drovers Bank celebrated its 115th anniversary in June 1998, which contributed to the increase in marketing expense. During 2000, we continued our image and branding campaign in York and extended the campaign to Frederick. In addition, we entered new markets through the Newberrytown and Dillsburg branches and increased support of investment services and trust initiatives.

Other expenses increased $661,000, or 20.2%, in 2000 as compared to $216,000, or 7.1%, in 1999. During 2000, the primary increases were in legal, consulting, data processing and insurance. During 1999, increases in data processing, legal and loan servicing rights amortization and over and short charges were partially offset by a decrease in consulting services, which were paid in the first quarter of 1998.

TAXATION

Drovers seeks to minimize its tax liability by investing in low-income housing partnerships that provide tax credits, purchasing tax-free municipal bonds and purchasing equity investments eligible for partially tax-free dividends. The effective tax rate was - 7.5% in 2000, 16.9% in 1999 and 16.6% in 1998. Tax credits received were $664,000 in 2000, $817,000 in 1999 and $808,000 in 1998. In addition, Drovers purchased $7,285,000 of BOLI during 2000. Increases in the cash surrender value accrue free of tax. Average municipal bonds were $29,275,000 in 2000, $28,674,000 in 1999 and $23,546,000 in 1998. Average equity securities were $23,720,000 in 2000, $20,815,000 in 1999 and $18,212,000 in 1998. The effective tax rate fluctuates mainly from the level of earnings and tax credits received. Projected tax credits are $953,000 in 2001, $758,000 in 2002 through 2004, $658,000 in 2005 and $1,827,000 thereafter.

FORWARD OUTLOOK

On December 27, 2000, Drovers entered into an agreement with Fulton Financial Corporation ("Fulton"), pursuant to which Drovers will be merged with and into Fulton, as the surviving corporation. The merger agreement was approved by Drovers' Board of Directors on December 27, 2000.

Under the merger agreement, each share of Drovers common stock outstanding at the time of the merger will be exchanged for 1.24 shares of Fulton common stock, subject to adjustment. As of December 27, 2000, Drovers had approximately 5,100,000 million shares outstanding. The merger is expected to be completed in the third quarter of 2001 and to be accounted for on a pooling of interests basis.

Upon completion of the merger, which is subject to the approval of Drovers' shareholders and bank regulatory authorities, Fulton intends to merge The Drovers & Mechanics Bank into Fulton Bank. Fulton will operate Drovers' former offices as "Drovers Bank, a division of Fulton Bank."

Fulton Financial Corporation, with assets of approximately $6.6 billion, is headquartered in Lancaster, Pennsylvania and operates approximately 160 offices in Pennsylvania, Maryland, Delaware and New Jersey through its banking affiliates.

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

Liquidity needs may be met by either reducing assets or increasing liabilities. Sources of asset liquidity include short-term investments, maturing and repaying loans and monthly cash flows from mortgage-backed securities and collateralized mortgage obligations. The loan portfolio provides an additional source of liquidity due to our participation in the secondary mortgage market. In addition to monthly cash flows from certain investment securities, all of our investments were classified as available-for-sale as of December 31, 2000.

Liquidity needs may also be met by:

  attracting deposits with competitive rates,
  buying federal funds and repurchase agreements or
  borrowing from the Federal Reserve or the Federal Home Loan Bank of Pittsburgh.

Drovers maintains informal borrowing arrangements with several correspondent banks to purchase overnight federal funds. A formal arrangement with the Federal Home Loan Bank allows us to borrow short and intermediate advances based on our investment in assets secured by real estate. The maximum borrowings under this agreement at December 31, 2000 were $217,753,000, of which $118,497,000, or 54.4%, was borrowed. The ability to renew funding sources depends on the financial institution's strength, asset portfolio, diversity of depositors and types of deposit instruments offered.

Liquidity can be further analyzed by using the Statement of Cash Flows. Cash and cash equivalents decreased $833,000 during 2000. Cash used in investing activities was $79,520,000 primarily as a result of a $53,033,000 increase in net loans and a $14,949,000 increase in investment securities. Funds were also required for $4,163,000 of capital expenditures and $7,285,000 of BOLI. Cash provided by financing activities was $66,965,000. Proceeds from issuance of common stock were $475,000. Demand and savings deposits increased $31,332,000 and certificates of deposit increased $32,161,000. A net increase in short-term and long-term borrowings provided an additional $5,597,000. Operating activities provided the remaining cash flows of $11,722,000. The significant components of operating activities are net income, the add-back of noncash expenses like depreciation and provision for loan losses and the net cash provided from the origination and sale of mortgage loans generated for sale.

Drovers Bancshares Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations, (continued)

INTEREST RATE SENSITIVITY MANAGEMENT

Drover's primary market risk is the risk of changes in net interest income caused by changes in interest rates. Interest rate sensitivity management focuses on minimizing interest rate risk. We measure ongoing interest rate risk through monthly "gap" reports and quarterly computer simulations of net interest income. A "gap" report measures the net dollar exposure to changes in interest rates, at a given time, for various repricing periods. Results can sometimes be misleading since many interest-bearing liabilities are not as sensitive to interest rate movements as the repriceable assets which they help fund.

A better measure of interest rate risk is to project net interest income in rising, falling and stable interest rate cycles through the used of computer simulations. Our simulations project net interest income over a twelve-month period. We assume that interest rates will either rise or fall 200 basis points (2.00%) during the period. Our asset liability management policy limits the level of interest rate risk to a 10% decline in net interest income over a twelve-month period. The projected changes in net interest income at December 31, were as follows:
	2000	1999
+200 basis points	-1%	-4%
Stable rates	--	--
-200 basis points	+1%	+3%

Drovers interest rate risk profile changed from a slightly liability sensitive position at the end of 1999 to a relatively neutral position at December 31, 2000. During 2000, we increased our holding of shorter-term assets, primarily variable mortgage-backed securities and collateralized mortgage obligations and short-term commercial loans, while we experienced very little change in our total short-term funding sources. The increase in holdings of shorter-term assets caused the change in interest rate sensitivity. The projected changes in net interest income remain well within our policy guidelines.

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

CAPITAL

Total shareholders' equity increased $3,965,000, or 7.7%, in 2000 after increasing $3,007,000, or 6.2%, in 1999. Equity, before the impact of accumulated other comprehensive income ("net equity"), increased $983,000, or 1.8%, during 2000 compared to $7,385,000, or 15.7%, a year ago. Net equity did not grow as much in 2000 as in 1999 primarily due to the reduction in net income, which was discussed in the Financial Summary section on page 27. In addition, we continued to pay a dividend per share commensurate with prior years despite the decline in earnings. Dividends represented 83.7% of net income during 2000 compared to 30.1% during 1999.

The percentage of average shareholders' equity to average total assets was 7.0% in 2000 and 7.8% in 1999, indicative of a strong capital base. Average equity included an average loss on available-for-sale investment securities of $3,383,000 in 2000 and $223,000 in 1999.

Drovers Bancshares Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations, (continued)

CAPITAL (continued)

The Federal Reserve Board implemented risk-based capital guidelines for bank holding companies in 1989. The guidelines establish a systematic framework making capital requirements more sensitive to differences in risk structure among banking organizations. The regulations require banking organizations to maintain capital equivalent to 8.0% of risk weighted assets, at least half of which must be common equity. Capital is divided into two tiers. Tier 1 capital includes common stock, retained earnings and capital securities of the subsidiary trust. The capital securities can be included up to a maximum of 25% of Tier I Capital. Tier 2 includes the reserve for loan losses, up to a maximum of 1.25% of risk adjusted assets. In addition to the risk-based capital requirements, regulations require a minimum leverage ratio of 3.0% to 5.0%, depending on the strength of the organization. The leverage ratio divides Tier 1 capital by total assets.

The following table shows Drovers exceeds all minimum capital adequacy standards:
	December 31,
(in thousands)	2000	1999
Tier 1 capital	$62,693	$61,321
Tier 2 capital	5,371	3,908
Total risk-based capital	$68,064	$65,229

Risk-adjusted on-balance sheet assets	$551,654	$491,347
Risk-adjusted off-balance sheet exposure	26,660	15,316
Total risk-adjusted assets	$578,314	$506,663

Ratios:
Tier 1 risk-based capital ratio	10.8%	12.1%
Minimum required for December 31,	4.0%	4.0%

Total risk-based capital ratio	11.8%	12.9%
Minimum required for December 31,	8.0%	8.0%

Tier 1 leverage ratio	7.9%	8.5%
Minimum required for December 31,	4.0%	4.0%

Drovers Bancshares Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations, (continued)

FINANCIAL CONDITION

Drovers functions as a financial intermediary and, therefore, its financial condition and progress may be examined in terms of trends in its sources and uses of funds. The following comparison of average daily balances indicates how we have generated and employed our funds:
	2000			1999			1998
	Average	Increase		Average	Increase		Average
(in thousands)	Balance	(Decrease)%		Balance	(Decrease)%		Balance
Funding uses:
Money market investments	$4,341	$3,867	815.8%	$474	$-179	-27.4%	$653
Investment securities	210,456	25,620	13.9%	184,836	15,767	9.3%	169,069
Loans	486,087	65,633	15.6%	420,454	65,447	18.4%	355,007
Interest-earning assets	700,884	95,120	15.7%	605,764	81,035	15.4%	524,729
Premises and equipment	18,386	2,314	14.4%	16,072	1,702	11.8%	14,370
Other assets	36,821	9,127	33.0%	27,694	3,998	16.9%	23,696
Less: Reserve for loan losses	-4,094	102	2.4%	-4,196	-573	-15.8%	-3,623
Total fund uses	$751,997	$106,663	16.5%	$645,334	$86,162	15.4%	$559,172

Funding sources:
Demand deposits	$52,348	$-181	-0.3%	$52,529	$6,594	14.4%	$45,935
Savings deposits	145,583	13,085	9.9%	132,498	12,943	10.8%	119,555
Time deposits	282,033	35,681	14.5%	246,352	27,593	12.6%	218,759
Short-term borrowings	51,917	20,997	67.9%	30,920	2,502	8.8%	28,418
Long-term borrowings	99,338	22,493	29.3%	76,845	25,992	51.1%	50,853
Corporation-obligated redeemable capital securities of subsidiary trust	7,500	5,322	244.4%	2,178	2,178	999.9%	-
Total interest-bearing liabilities	638,719	97,397	18.0%	541,322	77,802	16.8%	463,520
Demand deposits	53,443	6,693	14.3%	46,750	4,998	12.0%	41,752
Other liabilities	6,998	-106	-1.5%	7,104	-446	-5.9%	7,550
Shareholders' equity	52,837	2,679	5.3%	50,158	3,808	8.2%	46,350
Total sources	$751,997	$106,663	16.5%	$645,334	$86,162	15.4%	$559,172

Total average assets were $751,997,000, representing a $106,663,000, or 16.5%, increase from 1999. Loans accounted for the majority of the growth, increasing $65,633,000, or 15.6%, on average. Commercial and residential mortgage lending provided all of the growth in loans while consumer loans remained flat. A majority of the commercial loans were secured by real estate. Investments increased $25,620,000, or 13.9%, on average. Most of the growth was in mortgage-backed securities and collateralized mortgage obligations, which increased $19,012,000. Other assets increased $9,127,000 on average; most of the increase was related to the BOLI purchased at the end of the first quarter.

Deposits and repurchase agreements grew $83,274,000, or 17.0%, on average and funded a significant portion of the asset growth. A majority of the deposit growth was in certificates of deposit, which increased $35,506,000, or 14.6%, from a year ago. Our Indexed Money Fund also contributed to the deposit growth, increasing $15,140,000. The remaining assets were funded primarily with long-term borrowings, which increased $22,493,000.

Drovers Bancshares Corporation and Subsidiaries

Supplemental Financial Data

AVERAGE BALANCES AND YIELDS

	2000			1999			1998
	Average		Average	Average		Average	Average		Average
(in thousands)	Balance	Interest	Yield	Balance	Interest	Yield	Balance	Interest	Yield
ASSETS
Interest-earning assets:
Interest-bearing deposits with banks	$4,341	$282	6.50%	$474	$29	6.12%	$653	$41	6.28%
Taxable investment securities (2)	161,483	11,198	6.93%	136,180	8,800	6.46%	126,082	8,156	6.47%
Equity securities (2)	24,208	1,555	6.42%	20,176	1,235	6.12%	17,151	1,033	6.02%
Tax-exempt investment securities (2)	29,883	1,552	5.19%	28,825	1,515	5.26%	23,348	1,278	5.47%
Loans (1)	486,087	42,076	8.66%	420,454	34,983	8.32%	355,007	30,483	8.59%
Total interest earning assets	706,002	$56,663	8.03%	606,109	$46,562	7.68%	522,241	$40,991	7.85%
Noninterest-earning assets:
Cash and due from banks	17,014			16,260			14,945
Premises and equipment	18,386			16,072			14,370
Other Assets (2)	14,689			11,089			11,239
Less: Reserve for loan losses	-4,094			-4,196			-3,623
Total assets	$751,997			$645,334			$559,172
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
Demand deposits	$52,348	$519	0.99%	$52,529	$506	0.96%	$45,935	$534	1.16%
Savings deposits	145,583	6,362	4.37%	132,498	4,611	3.48%	119,555	4,379	3.66%
Time deposits	282,033	16,698	5.92%	246,352	13,176	5.35%	218,759	12,461	5.70%
Short-term borrowings	51,917	3,111	5.99%	30,920	1,600	5.17%	28,418	1,491	5.25%
Long-term borrowings	99,338	5,954	5.99%	76,845	4,193	5.46%	50,853	2,871	5.65%
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	7,500	694	9.25%	2,178	200	9.18%	-	-	-
Total interest-bearing liabilities	638,719	$33,338	5.22%	541,322	$24,286	4.49%	463,520	$21,736	4.69%
Noninterest-bearing liabilities:
Demand deposits	53,443			46,750			41,752
Other liabilities	6,998			7,104			7,550
Shareholders' equity	52,837			50,158			46,350
Total liabilities and shareholders' equity	$751,997			$645,334			$559,172
Net interest spread			2.81%			3.19%			3.16%
Interest expense as a percentage of interest earning assets			4.72%			4.01%			4.16%
Net yield on interest earning assets		$23,325	3.31%		$22,276	3.67%		$19,255	3.69%
Tax equivalent adjustment		858			822			719
Net interest margin		$24,183	3.43%		$23,098	3.81%		$19,974	3.82%

(1) Average nonaccrual loans included in average loans were $3,538,000 for 2000, $1,974,000 for 1999 and $797,000 for 1998. Loan fees included in interest income were $753,000 in 2000, $1,308,000 in 1999 and $1,202,000 in 1998.

(2) Balances include amortized historical cost for available-for-sale securities. The related unrealized holding gains (losses) on securities of $-5,118,000 in 2000, $-345,000 in 1999 and $2,488,000 are included in other assets.

(3) The tax equivalent adjustment is based on a marginal Federal income tax rate of 34%.

Drovers Bancshares Corporation and Subsidiaries

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (Unaudited)

2000
(In thousands, except per share data)	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31
Interest income	$13,467	$14,098	$14,304	$14,794
Interest expense	7,603	8,219	8,522	8,994
Net interest income before provision	5,864	5,879	5,782	5,800
Provision for loan losses	1,001	3,201	401	1,776
Total noninterest income	1,079	1,500	1,550	1,578
Total noninterest expense and income taxes	4,535	4,075	4,916	6,019
Net income	$1,407	$103	$2,015	$-417
Per share data*:
Net income	$0.28	$0.02	$0.40	$-0.08
Net income, assuming dilution	$0.28	$0.02	$0.40	$-0.08
Dividends	$0.12	$0.13	$0.13	$0.13

1999
(In thousands, except per share data)	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31
Interest income	$10,648	$11,101	$11,877	$12,936
Interest expense	5,463	5,639	6,211	6,973
Net interest income before provision	5,185	5,462	5,666	5,963
Provision for loan losses	363	488	213	663
Total noninterest income	1,432	1,292	1,230	1,395
Total noninterest expense and income taxes	4,442	4,390	4,758	4,707
Net income	$	$	$	$
Per Share Data*:
Net income	$0.37	$0.38	$0.39	$0.40
Net income, assuming dilution	$0.36	$0.38	$0.39	$0.40
Dividends	$0.11	$0.11	$0.12	$0.12

COMMON STOCK MARKET PRICES AND DIVIDENDS

Our common stock trades on The NASDAQ Stock Market under the symbol DROV. The quarterly year-to-date average shares outstanding and quarterly high and low prices were as follows:

				Cash
	High*	Low*	Shares*	Dividends Paid*
2000
March 31	$18.57	$12.92	5,046,367	$0.12
June 30	15.63	12.92	5,050,416	0.13
September 30	15.88	14.00	5,055,238	0.13
December 31	27.19	12.50	5,059,613	0.13

1999
March 31	$22.90	$20.46	4,926,884	$0.11
June 30	22.38	20.95	4,928,004	0.11
September 30	22.14	19.76	4,929,583	0.12
December 31	23.10	19.41	4,938,547	0.12

*Per share data adjusted to reflect 5% stock dividends issued in 2000 and 1999.