Form 10-K, Exhibit 13
period 2000-12-31
DROVERS BANCSHARES CORP
filed 2001-03-29
CIK 703109

EXHIBIT 13

Drovers Bancshares Corporation and Subsidiaries

CONTENTS

Drovers Bancshares Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CONDITION
	December 31,
(in thousands)	2000	1999
ASSETS
Cash and due from banks	$15,342	$20,571
Money market investments	5,163	767
Investment securities (fair value $232,247 and $213,152)	232,247	212,937
Loans (net of unearned income of $2,605 and $3,042)	507,897	460,201
Reserve for loan losses	-5,371	-3,908
Net loans	502,526	456,293
Bank premises and equipment	19,260	16,790
Other assets	21,719	12,750
TOTAL ASSETS	$796,257	$720,108

LIABILITIES
Deposits:
Noninterest-bearing	$57,611	$47,986
Interest-bearing	511,017	457,148
Total deposits	568,628	505,134
Federal funds purchased and securities sold under agreements to repurchase	53,263	55,238
Other borrowings	102,808	95,237
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	7,500	7,500
Other liabilities	8,893	5,799
TOTAL LIABILITIES	741,092	668,908

SHAREHOLDERS' EQUITY
Common stock - no par, 15,000,000 shares authorized; issued and outstanding - 5,087,525 shares in 2000 and 4,805,977 in 1999	44,818	40,852
Retained earnings	10,495	13,478
Accumulated other comprehensive income	-148	-3,130
TOTAL SHAREHOLDERS' EQUITY	55,165	51,200
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$796,257	$720,108

See notes to consolidated financial statements.

Drovers Bancshares Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
	Years Ended December 31,
(in thousands, except per share data)	2000	1999	1998
INTEREST INCOME
Interest and fees on loans	$42,076	$34,983	$30,483
Interest on deposits with banks	282	29	41
Interest and dividends on investment securities:
Taxable investment securities	11,198	8,800	8,156
Equity securities	1,555	1,235	1,033
Tax-exempt investment securities	1,552	1,515	1,278
Total interest income	56,663	46,562	40,991
INTEREST EXPENSE
Interest on deposits	23,579	18,293	17,374
Federal funds purchased and securities sold under agreements to repurchase	3,111	1,600	1,491
Interest on borrowed funds	6,648	4,393	2,871
Total interest expense	33,338	24,286	21,736
Net interest income	23,325	22,276	19,255
Provision for loan losses	6,379	1,727	1,266
Net interest income after provision for loan losses	16,946	20,549	17,989
OTHER INCOME
Investment services and trust income	1,591	1,399	1,295
Service charges on deposit accounts	2,079	1,920	1,692
Securities gains (losses)	-193	182	262
Net gains on loan sales	459	741	1,044
Other	1,771	1,107	1,115
Total other income	5,707	5,349	5,408
OTHER EXPENSES
Salaries and employee benefits	10,011	9,042	8,006
Occupancy and premises	1,485	1,468	1,246
Furniture and equipment	1,618	1,413	1,365
Pre-merger consummation charges	1,150	-	-
Marketing	643	533	645
Supplies	458	594	535
Other taxes	462	426	375
Other	3,936	3,275	3,059
Total other expenses	19,763	16,751	15,231
Income before income tax expense (benefit)	2,890	9,147	8,166
Applicable income tax expense (benefit)	-218	1,546	1,356
NET INCOME	$3,108	$7,601	$6,810

PER SHARE DATA
NET INCOME	$0.61	$1.54	$1.39
NET INCOME, assuming dilution	$0.61	$1.52	$1.37
DIVIDENDS	$0.51	$0.46	$0.42

See notes to consolidated financial statements.

Drovers Bancshares Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Years Ended December 31,
(in thousands)	2000	1999	1998
Net income	$3,108	$7,601	$6,810
Other comprehensive income:
Unrealized gains (losses) on securities arising during period	4,324	-6,492	-260
Reclassification adjustment for (gains) losses included in net income	194	-141	-262
Other comprehensive income (loss) before taxes	4,518	-6,633	-522
Income taxes (benefits) related to other comprehensive income (loss)	1,536	-2,255	-177
Other comprehensive income (loss)	2,982	-4,378	-345
Comprehensive income	$6,090	$3,223	$6,465

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
				Accumulated
				Other
		Common	Retained	Comprehensive
(in thousands, except number of shares)	Shares	Stock	Earnings	Income
BALANCE, JANUARY 1, 1998	2,961,127	$33,470	$8,407	$1,593
Net income			6,810
Cash dividends			-2,050
Three-for-two stock split	1,482,821	-17	6
Shares issued	24,513	319
Change in unrealized holding gains on securities, net of reclassification adjustment				-345
BALANCE, DECEMBER 31, 1998	4,468,461	$33,772	$13,173	$1,248
Net income			7,601
Cash dividends			-2,288
5% stock dividend issued	222,584	4,998	-5,008
Shares issued	114,932	2,082
Change in unrealized holding gains on securities, net of reclassification adjustment				-4,378
BALANCE, DECEMBER 31, 1999	4,805,977	$40,852	$13,478	$-3,130
Net income			3,108
Cash dividends			-2,600
5% stock dividend issued	240,227	3,484	-3,491
Shares issued	41,321	482
Change in unrealized holding gains on securities, net of reclassification adjustment				2,982
BALANCE, DECEMBER 31, 2000	5,087,525	$44,818	$10,495	$-148

See notes to consolidated financial statements.

Drovers Bancshares Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years Ended December 31,
(in thousands)	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,108	$7,601	$6,810
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,916	1,770	1,638
Net (accretion) amortization of investment security (discounts) premiums	-36	231	363
Provision for loan losses	6,379	1,727	1,266
Gain on sale and call of investment securities held-to-maturity	-1	-41	-
(Gain) loss on sale of investment securities available-for-sale	194	-141	-262
Loss on sale of fixed assets	7	11	11
Gain on sale of loans	-459	-741	-1,044
(Gain) loss on sale of other real estate	25	-23	-14
Net deferred loan fees	-173	-376	-814
Equity in losses of real estate ventures	285	251	104
(Increase) decrease in interest/dividends receivable	-761	-446	30
(Increase) decrease in other assets	-1,959	-464	318
Increase in interest payable	1,542	809	525
Increase (decrease) in other liabilities	1,331	-917	-109
Loans originated for sale	-26,430	-54,147	-63,734
Proceeds from sale of loans	27,067	55,146	65,179
Increase in cash surrender value of bank owned life insurance	-313	-	-
Increase in other noncash items	-52	13	45
Net cash provided by operating activities	11,670	10,263	10,312
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales and maturities of investment securities held-to-maturity	1,725	13,009	8,488
Proceeds from sales and maturities of investment securities available-for-sale	50,024	33,888	41,377
Purchases of investment securities available-for-sale	-66,698	-104,898	-32,810
Purchases of bank owned life insurance	-7,285	-	-
Net increase in loans	-53,033	-72,252	-77,321
Capital expenditures	-4,163	-2,453	-3,477
Proceeds from sale of fixed assets	6	-	6
Net purchase of investment in real estate ventures	-428	-289	-2,209
Proceeds from sale of other real estate	332	392	252
Net cash used in investing activities	-79,520	-132,603	-65,694
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in demand deposits and savings	31,332	11,699	35,074
Net increase in certificates of deposit	32,161	35,751	20,508
Net increase (decrease) in federal funds purchased and repurchase agreements	-1,975	31,913	-8,035
Payments made for capital leases	-54	-47	-40
Net increase in other borrowings	7,678	39,954	19,312
Proceeds from issuance of common stock	475	2,072	309
Dividends paid	-2,600	-2,288	-2,050
Net cash provided by financing activities	67,017	119,054	65,078
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	-833	-3,286	9,696
CASH & CASH EQUIVALENTS AT JANUARY 1,	21,338	24,624	14,928
CASH & CASH EQUIVALENTS AT DECEMBER 31,	$20,505	$21,338	$24,624

See notes to consolidated financial statements.

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

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of all subsidiaries, including The Drovers & Mechanics Bank, 96 South George Street, Inc., Drovers Realty Company, Drovers Investment Company, Drovers Capital Trust I, Drovers Settlement Services and Pennbanks Insurance Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Income and expenses are recorded on the accrual basis of accounting except for investment services and trust fees and certain other fees, which are recorded principally on the cash basis. Fees recorded on the cash basis do not differ materially from the accrual basis. Production costs of advertising are expensed when advertising begins. Certain reclassifications have been made to prior information to conform to current year's presentation.

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

INVESTMENT SECURITIES:

During the third quarter 2000, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133 establishes standards for recording derivative financial instruments on the balance sheet at their fair value. This statement requires that the changes in the fair value of derivatives be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133 allows a one-time transfer of securities between categories when the statement is adopted. The adoption of SFAS 133 did not have a material effect on Drovers' financial condition or results of operations; however, we did elect to transfer all of our securities from held-to-maturity to available-for-sale.

As of December 31, 2000, all of our securities are classified as available-for-sale. Differences between the amortized cost and fair value are considered other comprehensive income or loss and are shown net of deferred taxes in Shareholders' Equity. We reassess the appropriateness of the security classifications each quarter. We calculate amortization and accretion using the straight-line method on most of the investments and the effective interest method on the other investments. The amortization and accretion recognized on the straight-line method does not differ materially from the interest method. Security gains and losses are determined using the specific identification method.

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

RESERVE FOR LOAN LOSSES:

The reserve for loan losses is based on our evaluation of the loan portfolio and reflects an amount, which, in our opinion, is adequate to absorb losses in the existing portfolio. Additions are made to the reserve through periodic provisions, which are charged to expense. We evaluate the adequacy of our loan loss reserve on a quarterly basis and consider the following in our evaluation:

  loan loss experience,
  changes in the composition and volume of the loan portfolio and the impact of economic conditions on the creditworthiness of borrowers.

These and other factors are considered in assessing the overall adequacy of the reserve. A significant change in the estimate could result in a material change to net income.

Loans are classified as impaired when it is probable that Drovers will be unable to collect all amounts due in accordance with the terms of the loan agreement. We perform a quarterly review of loan loss reserve adequacy and identify loans as impaired through various means including the following:

  a formal loan review process,
  past due listings and
  watch lists.

The reserve for credit losses related to impaired loans is calculated either by discounting cash flows using the loan's initial effective interest rate or by determining the fair value of collateral for certain collateral-dependent loans. Large groups of smaller-balance homogeneous loans are collectively evaluated for impairment.

LOAN SERVICING RIGHTS:

We allocate the total cost of loans originated or purchased between loans and servicing rights based on the relative fair value of each. The loan servicing rights are amortized, using the straight-line method, over the period of estimated servicing income. For purposes of evaluating and measuring impairment, Drovers stratifies the loan servicing rights based on original term and date of origination and uses quoted market prices to estimate fair value. We did not have a valuation allowance associated with the loan servicing rights as of December 31, 2000 or 1999.

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
  Equipment - 3 to 20 years.
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

NOTE 2 - CASH AND DUE FROM BANKS

Drovers Bank is required to maintain average reserve balances to comply with Federal Reserve Bank guidelines. Reserve balances are based on outstanding deposits and consist primarily of vault cash. Average reserves were $5,307,000 during 2000 and $5,424,000 during 1999.

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
	2000	1999
Commitments to extend credit (legally binding)	$121,572	$110,228
Standby letters of credit and financial guarantees	19,650	9,274

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

The total credit exposure related to loans to auto dealers and their closely-held real estate companies was as follows:
	2000	1999
Principal balance	$35,634	$31,678
Available credit	8,837	9,916
Total credit exposure	$44,471	$41,594

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES

Money market investments are stated at cost, which approximates fair value. Money market investments as of December 31, 2000 were $5,163,000 and were $767,000 as of December 31, 1999. All money market investments were in the form of interest-bearing deposits with other financial institutions.

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES (continued)

The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 2000 were as follows:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$13,469	$43	$15	$13,497
Obligations of states and political subdivisions	19,817	267	102	19,982
Corporate obligations	19,027	-	918	18,109
Mortgage-backed securities and collateralized mortgage obligations	155,920	1,182	536	156,566
Total debt securities	208,233	1,492	1,571	208,154
Equity securities	24,238	232	377	24,093
Total investment securities	$232,471	$1,724	$1,948	$232,247

During the third quarter 2000, we adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities". In conjunction with the adoption of the statement, we reclassified $18,399,000 of securities from held-to-maturity to available-for-sale. The reclassification resulted in a $204,000 increase to the unrealized gains on investments and a $134,000 increase to accumulated other comprehensive income during the third quarter 2000.

The amortized cost and estimated fair value of debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.
	Available-for-Sale
		Estimated
	Amortized	Fair
	Cost	Value
Due in one year or less	$2,488	$2,510
Due after one year through five years	4,744	4,808
Due after five years through ten years	14,417	14,535
Due after ten years	30,664	29,735
	52,313	51,588
Mortgage-backed securities and collateralized mortgage obligations	155,920	156,566
Total debt securities	$208,233	$208,154

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 6 - MONEY MARKET INVESTMENTS AND INVESTMENT SECURITIES, (continued)

The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1999 were as follows:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$1,491	$10	$-	$1,501
Obligations of states and political subdivisions	14,567	202	22	14,747
Mortgage-backed securities and collateralized mortgage obligations	5,298	42	17	5,323
Total investment securities	$21,356	$254	$39	$21,571

The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1999 were as follows:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$16,472	$1	$438	$16,035
Obligations of states and political subdivisions	23,004	32	846	22,190
Corporate obligations	16,709	3	462	16,250
Mortgage-backed securities and collateralized mortgage obligations	116,105	202	2,784	113,523
Total debt securities	172,290	238	4,530	167,998
Equity securities	24,035	190	642	23,583
Total investment securities	$196,325	$428	$5,172	$191,581

During 2000, 1999 and 1998 we sold investment securities classified as available-for-sale. The proceeds from sales/calls of available-for-sale securities and the gross realized gains/(losses) were as follows:
	2000	1999	1998
Proceeds from sales/calls	$28,822	$367	$471
Gross realized gains (losses)	-194	141	262

Drovers recognized gains on held-to-maturity investment securities with call options exercised by the issuer. Realized gains were $1,000 in 2000 and $15,000 in 1999. There were no realized gains in 1998.

We pledge securities as required or permitted by law to secure certain public and trust deposits and repurchase agreements. Assets with a carrying value of $112,600,000 were pledged at December 31, 2000 and $104,483,000 were pledged at December 31, 1999. Of the pledged securities, the amount pledged for repurchase agreements was $45,998,000 for 2000 and $33,385,000 for 1999. The aggregate book value of debt securities from a single issuer did not exceed 10% of stockholders' equity at December 31, 2000 or 1999.

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 7 - LOANS AND RESERVE FOR LOAN LOSSES

Loans were comprised of the following as of December 31:
	2000	1999
Commercial, financial and industrial loans	$126,275	$120,041
Real estate mortgage loans:
Real estate construction-related	30,571	18,846
Real estate mortgage loans secured by 1 to 4 family residential properties	149,227	140,139
Other real estate	174,473	150,341
Total real estate mortgage loans	354,271	309,326
Consumer loans:
Monthly payment	26,144	29,181
Other revolving credit	887	837
Total consumer loans	27,031	30,018
Other	320	816
Total loans	$507,897	$460,201

Drovers Bank has granted loans to officers, directors and their associates. Related party loans are made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not represent more than a normal risk of collection. The aggregate dollar amounts of the loans were $32,879,000 at December 31, 2000 and $28,872,000 at December 31, 1999. During 2000, $82,479,000 of new loans were made to related parties and repayments totaled $78,472,000.

Residential mortgage loans with a book value of $937,000 in 2000 and $882,000 in 1999 were committed for sale and awaiting settlement at year-end. The cumulative market value exceeded the book value of these loans. Total loans serviced at year-end were $101,711,000 in 2000, $108,849,000 in 1999 and $106,647,000 in 1998.

Nonperforming assets are detailed below:
	2000	1999	1998
Nonaccrual loans	$2,325	$5,336	$1,435
90 days past due and still accruing	8	33	7
Restructured loans	-	1,283	1,203
Non-performing loans	2,333	6,652	2,645
Assets acquired by foreclosure or repossession	104	85	148
Non-performing assets	$2,437	$6,737	$2,793
Non-performing loans as a percentage of total loans, net of unearned income	0.46%	1.45%	0.68%
Non-performing assets as a percentage of total assets	0.31%	0.94%	0.47%

If interest due on all nonaccrual loans had been accrued at the original contract rates, it is estimated that income before taxes would have been greater by $148,000 in 2000, $58,000 in 1999 and $60,000 in 1998. Nonaccrual loans at December 31, 1999 included $4,185,000 of loans secured by trade receivables. These loans were purchased at a discount; therefore, no additional interest would have been accrued.

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

The average recorded investment in impaired loans was $2,744,000 in 2000, $2,961,000 in 1999, and $1,672,000 in 1998. We recognized interest income on impaired loans of $34,000 in 2000, $159,000 in 1999, and $123,000 in 1998. Interest income recognized on a cash basis would have been $30,000 in 2000, $155,000 in 1999, and $122,000 in 1998.

The carrying value of our investment in impaired loans and the portion of the reserve for loan losses allocated to impaired loans as of December 31, are summarized below:
	2000	1999
Impairment calculated based on:
Present value of expected cash flows	$1,193	$4,475
Fair value of collateral	134	993
Impaired loans	$1,327	$5,468
Reserve for loan losses allocated to impaired loans	$304	$754

Non-performing and impaired loans as of December 31, 1999 included a significant corporate relationship secured by trade receivables. During the second quarter of 2000, continued deterioration in the underlying collateral caused us to charge-off the balance of the relationship that was not secured by real estate and under contract for sale.

Changes in the reserve for loan losses for the years ended December 31, were as follows:
	2000	1999	1998
Balance, beginning of year	$3,908	$3,912	$3,304
Provision for loan losses	6,379	1,727	1,266
Loans charged-off:
Commercial, financial and industrial	4,256	1,536	521
Real estate	589	14	1
Consumer	177	311	235
Total loans charged-off	5,022	1,861	757
Recoveries:
Commercial, financial and industrial	15	48	-
Real estate	16	-	-
Consumer	75	82	99
Total recoveries	106	130	99
Balance, end of year	$5,371	$3,908	$3,912

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 8 - PREMISES AND EQUIPMENT

Premises and equipment were comprised of the following as of December 31:
	2000	1999
Land and land improvements	$2,472	$1,464
Buildings	12,037	11,799
Capitalized leased premises and equipment	-	442
Furniture and equipment	16,709	14,600
Construction in process	584	271
	31,802	28,576
Less accumulated depreciation	12,542	11,786
Total bank premises and equipment	$19,260	$16,790

Provisions for depreciation charged to operating expenses were $1,680,000 for 2000, $1,553,000 for 1999 and $1,423,000 for 1998.

NOTE 9 - LOAN SERVICING RIGHTS

Changes in loan servicing rights for the years ended December 31, were as follows:
	2000	1999
Balance, beginning of year	$572	$532
Servicing rights recognized	39	229
Servicing rights amortized	167	189
Balance, end of year	$444	$572
Fair value, end of year	$493	$1,028

NOTE 10 - INVESTMENT IN REAL ESTATE VENTURES

Drovers is a limited partner in six real estate ventures that own and operate apartment buildings. The apartments provide low-income housing to qualified families. The investments are accounted for under the equity method of accounting. The combined carrying values of the investments at year-end were $6,377,000 in 2000 and $5,554,000 in 1999.

NOTE 11 - BANK OWNED LIFE INSURANCE ("BOLI")

Drovers Bank modified certain benefit plans for specific officers during the second quarter of 2000. In conjunction with these modifications, Drovers Bank purchased life insurance on certain key officers. The BOLI had a balance of $7,598,000 at December 31, 2000, which approximated the cash surrender value. The BOLI is included in other assets in the consolidated financial statements.

NOTE 12 - TIME DEPOSITS

Time deposits of $100,000 or more aggregated $35,439,000 at December 31, 2000 and $32,084,000 at December 31, 1999. Interest expense on these time deposits amounted to approximately $2,156,000 in 2000, $1,563,000 in 1999 and $1,390,000 in 1998. The amount of total time deposit maturities are as follows: $167,651,000 in 2001; $82,057,000 in 2002; $26,722,000 in 2003; $10,466,000 in 2004 and $7,147,000 in 2005.

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 13 - OTHER BORROWINGS AND LEASE COMMITMENTS
	2000	1999
Notes payable to FHLB Pittsburgh:
Due 2000, 6.01%	$-	$100
Due 2000, variable	-	4,000
Due 2002, 5.52% - 5.60%, convertible quarterly after 1998	-	15,000
Due 2002, variable	10,000	10,000
Due 2002, 6.03% - 6.75%	10,000	-
Due 2003, 6.03% - 6.61%	10,000	-
Due 2003, 6.40%	400	400
Due 2003, 5.13%, convertible quarterly after 2000	-	8,000
Due 2004, variable	5,000	5,000
Due 2005, 5.24% - 6.40%, convertible quarterly after 2001	10,000	5,000
Due 2005, 5.98%, amortizing	5,000	-
Due 2006, 5.71%, convertible quarterly after 2000	-	5,000
Due 2008, 5.15%, convertible in 2005	5,000	5,000
Due 2009, 5.52%, convertible quarterly after 2000	-	5,000
Due 2009, 5.94% - 6.04%, convertible quarterly after 2002	10,000	10,000
Due 2009, 4.93% - 5.94%, convertible quarterly after 2004	12,000	12,000
Due 2010, 5.99%, convertible quarterly after 2001	5,000	-
Due 2010, 6.73%, convertible in 2005	10,000	-
Due 2014, 5.60%, convertible quarterly after 2004	5,000	5,000
Due 2015, 3.75%, amortizing	357	365
Due 2016, 4.00%, amortizing	640	652
Note payable to First Union:
Due 2003, 6.53%	4,411	4,614
	102,808	95,131
Capital lease obligations	-	106
	$102,808	$95,237

The Federal Home Loan Bank of Pittsburgh (FHLB) notes payable are secured by FHLB stock, deposits held by the FHLB and other mortgage collateral. The fair value of the FHLB stock was $12,086,000 as of December 31, 2000 and 1999. The interest rates on the variable notes reprice quarterly or more frequently and are based on LIBOR or prime. The convertible borrowings have an option for the FHLB to convert the rate to a floating rate after expiration of the fixed period. The subsequent floating rate is subject to quarterly adjustments until maturity. These borrowings include a put option if the FHLB elects to convert the debt to a variable interest rate. Drovers also maintains a credit line with the FHLB secured by the same collateral. The unused credit line totaled $99,256,000 at December 31, 2000. The First Union note payable is secured by a mortgage on the 96 South George Street office building. The note is payable in monthly installments based on a twenty-year amortization. The amounts of notes payable maturing are as follows: $1,121,000 in 2001; $21,192,000 in 2002; $15,379,000 in 2003; $6,080,000 in 2004; $11,146,000 in 2005 and $47,890,000 thereafter.

At December 31, 2000 and 1999, Drovers was obligated under noncancellable leases for premises and equipment. The terms include various renewal options and provide for rental increases based upon predetermined factors. The Hellam land lease contains a purchase option. The rental expense under such leases amounted to $471,000 in 2000, $447,000 in 1999 and $390,000 in 1998.

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 13 - OTHER BORROWINGS AND LEASE COMMITMENTS (continued)

Future minimum rental payments under noncancellable operating leases with terms of one year or more at December 31, 2000 were:
Operating
Leases
2001	$513
2002	509
2003	499
2004	435
2005	388
Thereafter	1,462
Total future minimum rental payments	$3,806

NOTE 14 - CAPITAL SECURITIES OF SUBSIDIARY TRUST

On September 17, 1999, Drovers set up Drovers Capital Trust I (the "Trust"), a Delaware business trust, in which Drovers owns all of the common equity. The Trust issued $7,500,000 of 9.25% preferred securities to investors in conjunction with Drovers issuing $7,735,000 of junior subordinated deferrable interest debentures to the Trust. The debentures are the sole asset of the Trust. The terms of the junior subordinated deferrable interest debentures are the same as the terms on the preferred securities. Our obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by us of the Trust's obligations under the preferred securities. The preferred securities are redeemable by us on or after September 30, 2004, or earlier if the deduction of related interest for federal income taxes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise. The preferred securities must be redeemed upon maturity of the debentures on September 30, 2027.

NOTE 15 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The information presented is based on pertinent information available to us as of December 31, 2000 and 1999. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time and current estimated fair value of these financial instruments may have changed significantly.

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 15 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)
	2000		1999
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
FINANCIAL ASSETS:
Cash and short-term investments	$20,505	$20,505	$21,338	$21,338
Investment securities	232,247	232,247	212,937	213,152
Net loans	502,526	509,561	456,293	454,998
Interest receivable	4,149	4,149	3,482	3,482
FINANCIAL LIABILITIES:
Demand and savings deposits	270,768	270,768	239,526	239,526
Time deposits	297,860	300,325	265,608	265,247
Federal funds purchased and securities sold under agreement to repurchase	53,263	53,263	55,238	55,238
Notes payable	102,808	103,951	95,130	92,787
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	7,500	7,443	7,500	7,365
Interest payable	5,896	5,896	4,355	4,355

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
  The fair value of fixed rate loans and time deposits was estimated based on present values using applicable risk-adjusted spreads to the Federal Home Loan Bank of Pittsburgh rates to approximate current rates offered for loans and deposits of similar maturities. We believe that the risk factor embedded in the currently offered rates results in a fair valuation of the loan portfolio. The primary risks are credit risk and prepayment risk.
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

There was no material difference between the notional amount and the estimated fair value of off-balance sheet items, which totaled $141,222,000 at December 31, 2000. Off-balance sheet items are primarily comprised of unfunded loan commitments, which are generally priced at market at the time of funding.

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 16 - INCOME TAXES

Total income tax expense (benefit) for the years ended December 31, was allocated as follows:
	2000	1999	1998
Income from continuing operations	$-218	$1,546	$1,356
Shareholders' equity, for other comprehensive income	1,536	-2,255	-177
Total income tax expense (benefit)	$1,318	$-709	$1,179

Income tax expense (benefit) attributable to other comprehensive income consists of the following at December 31:
	2000	1999	1998
Unrealized gains (losses) on securities arising during the period	$1,470	$-2,207	$-88
Reclassification adjustment for (gains) losses included in net income	66	-48	-89
Income tax expense (benefit) related to other comprehensive income	$1,536	$-2,255	$-177

Income tax expense (benefit) attributable to income from continuing operations consists of the following at December 31:
	2000	1999	1998
Currently payable	$1,140	$1,686	$1,447
Deferred expense (benefit)	-1,358	-140	-91
Income tax expense (benefit)	$-218	$1,546	$1,356

For the years ended December 31, the income tax expense (benefit) attributable to income from continuing operations differed from the tax expense computed by applying the Federal statutory rate to pretax earnings. The reasons for the differences were as follows:
	2000	1999	1998
Income before income tax expense (benefit)	$2,890	$9,147	$8,166
Tax at federal income tax rate	$982	$3,110	$2,776
Differences resulting from:
Effect of tax-exempt income	-502	-474	-391
Historic and low income tax credits	-664	-817	-808
Effect of dividend income	-370	-294	-246
Increase in cash surrender value of bank owned life insurance	-118	-	-
Preconsumation merger expenses	391	-	-
Other items, net	63	21	25
Applicable income tax expense (benefit)	$-218	$1,546	$1,356

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 16 - INCOME TAXES, (continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:
	2000	1999
Deferred tax assets:
Reserve for loan losses	$1,715	$1,026
Pension	306	159
Unrealized holding losses on available-for-sale securities	76	1,612
Alternative minimum tax credit carryforward	765	170
Other	101	83
Total gross deferred tax assets	2,963	3,050
Deferred tax liabilities:
Bank premises and equipment	345	385
Net loan costs	280	240
Mortgage servicing rights	151	194
Other	15	15
Total gross deferred tax liabilities	791	834
Net deferred tax assets (liabilities)	$2,172	$2,216

Federal income taxes (benefits) on security gains (losses) were $-66,000 in 2000, $62,000 in 1999 and $89,000 in 1998.

We believe the deferred tax assets are realizable since we have had a long history of strong earnings and a carryback potential exceeding the deferred tax asset. We are not aware of any evidence that would preclude us from ultimately realizing these assets.

NOTE 17 - NET INCOME PER SHARE

Per share information is computed based on the weighted average number of shares of stock outstanding during each year, giving retroactive effect to a 5% stock dividend issued in 2000 and in 1999 and a three-for-two stock split in 1998. Net income per share and net income per share, assuming dilution, were calculated as follows:
	2000	1999	1998
Net income	$3,108	$7,601	$6,810
Average shares outstanding	5,060	4,939	4,912
Effect of dilutive securities	36	54	74
Average shares outstanding, assuming dilution	5,096	4,993	4,986
Net income per share	$0.61	$1.54	$1.39
Net income per share, assuming dilution	$0.61	$1.52	$1.37

NOTE 18 - COMMON STOCK

Drovers issued the following stock dividends:

	2000	1999
Percentage	5%	5%
Record date	5-05-00	5-07-99
Payable date	5-26-00	5-28-99

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 19 - CASH FLOW DISCLOSURES

Drovers paid interest of $31,077,000 in 2000, $23,479,000 in 1999 and $21,211,000 in 1998. We paid income taxes of $805,000 in 2000, $1,850,000 in 1999 and $1,670,000 in 1998. Transfers from loans to other real estate as a result of foreclosure were $377,000 in 2000, $318,000 in 1999 and $277,000 in 1998. We recognized a $37,000 reduction in income taxes paid as a result of a disqualifying disposition in 1998 of stock acquired by the exercise of incentive stock options. We did not recognize a similar reduction in 1999 or 2000.

NOTE 20 - RETIREMENT PLAN

Drovers has a noncontributory pension plan covering all eligible employees. The plan provides retirement benefits, which are a function of both the years of service and the highest level of compensation during any consecutive five-year period of the last ten years before retirement. It is our policy to fund the plan sufficiently to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act, plus such additional amounts as we determine to be appropriate from time to time. Pension expense was $250,000 in 2000, $192,000 in 1999 and $161,000 in 1998. Drovers also has nonqualified supplemental retirement plans covering existing and former executives, which are unfunded. The amount included in other liabilities on these plans was $1,503,000 at December 31, 2000 and $978,000 at December 31, 1999.

The following table sets forth the plan's funded status and amounts recognized in the Drover's consolidated financial statements at December 31:
	2000	1999
Change in benefit obligation:
Benefit obligation at January 1,	$-3,694	$-3,503
Service cost	-360	-292
Interest cost	-258	-245
Benefits paid	211	555
Actuarial loss	-189	-209
Benefit obligation at December 31,	$-4,290	$-3,694
Change in plan assets:
Fair value of plan assets at January 1,	$3,977	$3,705
Employer contributions	311	325
Actual return on assets	472	502
Benefits paid	-211	-555
Fair value of plan assets at December 31,	$4,549	$3,977
Funded status	$259	$283
Unrecognized net transition asset	-102	-115
Unrecognized prior service cost	7	8
Unrecognized net gain	97	23
Prepaid pension cost	$261	$199

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 20 - RETIREMENT PLAN, (continued)

The net periodic benefit cost included the following:
	2000	1999	1998
Service cost	$360	$292	$257
Interest cost	258	245	219
Expected return on plan assets	-356	-333	-303
Amortization of net transition asset	-13	-13	-13
Amortization of prior service cost	1	1	1
Net periodic benefit cost	$250	$192	$161

The following weighted average assumptions were used for the plan:
	2000	1999	1998
Discount rate	7.0%	7.0%	7.0%
Rate of increase in salary levels	4.0%	4.0%	4.0%
Long-term rate of return on plan assets	9.0%	9.0%	9.0%

Plan assets are invested in mutual funds, which consist of corporate and U.S. government bonds and domestic and foreign equity securities.

Drovers has a 401(k) Salary Deferral Plan. This plan covers all eligible employees who elect to contribute to the plan. An eligible employee is anyone over the age of 21 who has completed one year of service. Our contribution equals 50% of the employee's contribution up to a maximum of 6% of annual salary. The annual expense included in salaries and employee benefits amounted to $149,000 in 2000, $123,000 in 1999 and $112,000 in 1998.

NOTE 21 - STOCK OPTION PLANS

Drovers has an incentive stock option plan, a non-employee directors plan and an employee stock purchase plan. A committee of the Board of Directors administers the incentive stock option plan and the non-employee directors plan. Under the incentive stock option plan, the committee, at its discretion, grants options to eligible key employees. The option price is the fair value of shares on the day granted. No options may be exercised after ten years. The options vest as follows: 50% on day of grant; 50% one year following grant date. Under the current incentive stock option plan, 289,897 options have been authorized and not yet granted. The non-employee directors plan allows non-employee directors to elect to take stock options in lieu of directors' fees and to receive option grants if certain performance targets are achieved. The option price is the fair value of shares on the day granted. Options are immediately vested and must be exercised within ten years. Under the non-employee directors plan, 111,126 options have been authorized and not yet granted. The following shares and average option prices have been adjusted for subsequent stock splits and dividends:

	2000		1999		1998
	Stock	Exercise	Stock	Exercise	Stock	Exercise
	Options	Price	Options	Price	Options	Price
Balance at January 1,	179	$15.17	145	$13.04	149	$10.67
Granted	97	16.88	45	21.59	26	22.68
Exercised	16	8.85	9	11.80	28	9.09
Forfeited	3	15.76	2	22.68	2	17.05
Balance at December 31,	257	$16.19	179	$15.17	145	$13.04
Exercisable at December 31,	231	$16.09	158	$14.30	133	$12.16

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 21 - STOCK OPTION PLANS, (continued)

The following options were outstanding at December 31, 2000:
Range of	Options	Exercise	Remaining	Options
Exercise Prices	Outstanding	Price	Life	Exercisable
$ 9.01 - $12.00	62	$10.61	4.8 years	62
$12.01 - $15.00	35	12.97	6.5	35
$15.01 - $18.00	92	16.96	9.1	66
$18.01 - $21.00	3	19.63	9.5	3
$21.01 - $24.00	65	22.01	7.8	65
	257	$16.19	7.4 years	231

The weighted average grant-date fair value of options granted was $4.68 in 2000, $5.28 in 1999 and $9.98 in 1998. We use the Black-Scholes Option Pricing Model to calculate the grant-date fair value. The following significant assumptions were used:
	2000	1999	1998
Risk free interest rate	6.6%	5.0%	5.6%
Expected life	7.7 years	6.2 years	8.2 years
Expected volatility	20.4%	19.1%	15.4%
Expected dividends	2.9%	2.0%	1.6%

The employee stock purchase plan allows eligible employees to purchase Drovers stock at 85% of the lesser of the fair value of the stock on the date of grant or on the date of exercise. Shares purchased under the terms of the plan were 6,000 in 2000, 5,000 in 1999 and 4,000 in 1998. As of December 31, 2000, 243,000 options have been reserved for future issuances under the plan.

Drovers applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," our net income and earnings per share would have been reduced to the pro forma amounts indicated below:
		2000	1999	1998
Net Income	As reported	$3,108	$7,601	$6,810
	Pro forma	$2,789	$7,436	$6,630
Earnings per share	As reported	$0.61	$1.54	$1.39
	Pro forma	$0.55	$1.51	$1.35
Earnings per share, assuming dilution	As reported	$0.61	$1.52	$1.37
	Pro forma	$0.55	$1.49	$1.33

NOTE 22 - BUSINESS SEGMENTS

Drovers conducts business in the Banking industry and offers a wide variety of banking and trust services to individuals and commercial customers. As of December 31, 2000 and 1999, we did not use discreet financial information on any segments that meet the reporting requirements of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". All revenues for the years ended December 31, 2000, 1999, and 1998 were derived from sources within the United States and no revenues from a single customer amounted to 10% or more of our annual revenues.

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 23 - PARENT CORPORATION FINANCIAL STATEMENTS
	December 31,
STATEMENTS OF CONDITION	2000	1999
ASSETS
Cash	$175	$102
Investments in and advances to banking subsidiary	60,805	56,214
Investments in and advances to non-banking subsidiaries	1,263	940
Other assets	2,227	1,971
TOTAL ASSETS	$64,470	$59,227
LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilties	$1,570	$292
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	7,735	7,735
Total shareholders' equity	55,165	51,200
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$64,470	$59,227

	Years Ended December 31,
STATEMENTS OF INCOME	2000	1999	1998
INCOME
Dividends from subsidiaries	$3,271	$2,288	$2,050
Other income	97	198	302
Total income	3,368	2,486	2,352
OPERATING EXPENSES
Interest expense on capital securities	715	206	-
Pre-merger consummation charges	1,150	-	-
Other	276	248	246
Total operating expenses	2,141	454	246
Income before income taxes	1,227	2,032	2,106
Applicable income taxes (benefit)	-323	-99	9

Income before undistributed earnings of subsidiaries	1,550	2,131	2,097
Undistributed earnings of banking subsidiary	1,520	5,503	4,725
Undistributed earnings (loss) of non-banking subsidiaries	38	-33	-12
NET INCOME	$3,108	$7,601	$6,810

Drovers Bancshares Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

NOTE 23 - PARENT CORPORATION FINANCIAL STATEMENTS, (continued)
	Years Ended December 31,
STATEMENTS OF CASH FLOWS	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,108	$7,601	$6,810
Undistributed net earnings of subsidiaries	-1,558	-5,470	-4,713
Gain on sale of investment securities available-for-sale	-	-140	-262
(Increase) decrease in other items	836	-184	61
Net cash provided by operating activities	2,386	1,807	1,896
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in and advances to subsidiaries	-407	-9,378	-4
Purchases of investment securities available-for-sale	-227	-459	-916
Proceeds from sales of investment securities available-for-sale	14	309	471
Net cash used in investing activities	-620	-9,528	-449
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayments of) borrowings and advances from subsidiaries	432	7,938	-15
Issuance of stock	475	2,072	309
Dividends paid	-2,600	-2,288	-2,050
Net cash provided by (used in) used in financing activities	-1,693	7,722	-1,756
NET INCREASE (DECREASE) IN CASH	73	1	-309
CASH AT JANUARY 1,	102	101	410
CASH AT DECEMBER 31,	$175	$102	$101

NOTE 24 - PENDING MERGER

On December 27, 2000, Drovers entered into a merger agreement with Fulton Financial Corporation ("Fulton"), pursuant to which Drovers will be merged with Fulton, with Fulton as the surviving corporation. The merger agreement was approved by Drovers' Board of Directors on December 27, 2000. Under the merger agreement, The Drovers & Mechanics Bank, the sole bank subsidiary of Drovers, will be merged into Fulton Bank, a bank subsidiary of Fulton. The merger agreement was included as an exhibit to Drovers' Form 8-K filed with the SEC on January 3, 2001.

In the merger, each of the approximately 5,100,000 shares of Drovers' common stock will be exchanged for 1.24 shares of Fulton's common stock, and cash in lieu of fractional shares. In addition, each of the Drovers options will be converted into options to buy Fulton stock. The merger is subject to approval by bank regulatory authorities and Drovers' shareholders. The merger is expected to be completed in the third quarter of 2001 and will be accounted for as a pooling of interests.

Concurrently with the execution of the merger agreement, Drovers issued a warrant to purchase up to 1,250,000 shares of common stock at an exercise price of $19.75 per share. Certain conditions must be met for Fulton to sell, assign, transfer or exercise the warrant. These conditions are outlined in the warrant agreement that was included as an exhibit to Drovers' Form 8-K filed with the SEC on January 3, 2001.

As required by the merger agreement, Drovers' Board of Directors suspended the Drovers Bancshares Corporation Stockholder Dividend Reinvestment and Stock Purchase Plan.

Drovers Bancshares Corporation and Subsidiaries

Independent Auditors' Report

Board of Directors and Shareholders

Drovers Bancshares Corporation

We have audited the accompanying consolidated statements of condition of Drovers Bancshares Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drovers Bancshares Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years ended December 31, 2000, in conformity with generally accepted accounting principles.

Stambaugh . Ness, P.C.

York, Pennsylvania

January 12, 2001

Drovers Bancshares Corporation and Subsidiaries

FIVE YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION

(dollar amounts in thousands, except per share data)
	2000	1999	1998	1997	1996
BALANCE SHEET DATA AT DECEMBER 31,
Assets	$796,257	$720,108	$597,793	$524,892	$446,713
Investment securities	232,247	212,937	161,619	179,299	128,082
Net loans	502,526	456,293	386,197	310,369	279,987
Deposits	568,628	505,134	457,672	402,086	360,204
Shareholders' equity	55,165	51,200	48,193	43,470	38,092

Total average assets	751,997	645,334	559,172	491,237	404,621
Total average shareholders' equity	52,837	50,158	46,350	40,556	36,429

INCOME DATA
Interest income	$56,663	$46,562	$40,991	$36,267	$30,055
Interest expense	33,338	24,286	21,736	19,254	14,791
Net interest income	23,325	22,276	19,255	17,013	15,264
Provision for loan losses	6,379	1,727	1,266	386	645
Net interest income after provision for loan losses	16,946	20,549	17,989	16,627	14,619
Other income	5,707	5,349	5,408	3,953	3,364
Other expenses	19,763	16,751	15,231	13,234	12,050
Income tax expense (benefit)	-218	1,546	1,356	1,715	1,084
Net income	3,108	7,601	6,810	5,631	4,849
Dividends paid	2,600	2,288	2,050	1,707	1,606

RATIOS
Return on average assets	0.41%	1.18%	1.22%	1.15%	1.20%
Return on average equity	5.88%	15.15%	14.69%	13.88%	13.31%
Equity to assets (average)	7.03%	7.77%	8.29%	8.26%	9.00%
Net loans to deposits (year-end)	88.38%	90.33%	84.38%	77.19%	77.73%
Dividend payout	83.66%	30.10%	30.10%	30.31%	33.12%

PER SHARE DATA*
Net income	$0.61	$1.54	$1.39	$1.15	$0.99
Net income, assuming dilution	0.61	1.52	1.37	1.14	0.99
Cash dividends	0.51	0.46	0.42	0.35	0.33
Book value (year-end)	10.84	10.15	9.78	8.88	7.81
Weighted average number of shares outstanding	5,059,616	4,938,547	4,912,062	4,880,365	4,874,041
Stock dividends and stock splits paid	5%	5%	50%	5%	25%

* Per share figures are based on weighted average shares outstanding for the respective years as restated after giving effect to stock dividends.